Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192714

PROSPECTUS

HARBINGER GROUP INC.

Exchange Offer for $925,000,000

7.875% Senior Secured Notes due 2019

The Notes

•	We are offering to exchange $700,000,000 of our outstanding 7.875% Senior Secured Notes due 2019 and $225,000,000 of our outstanding 7.875% Senior Secured Notes due 2019, which were issued on December 24, 2012 and July 25, 2013, respectively, in private offerings and which we collectively refer to as the “initial notes,” for a like aggregate amount of our registered 7.875% Senior Secured Notes due 2019, which we collectively refer to as the “exchange notes.” The exchange notes will be issued under the indenture dated as of December 24, 2012, which we refer to as the “indenture.” We refer to the initial notes and the exchange notes collectively as the “notes.”

•	The exchange notes will mature on July 15, 2019; provided that unless we have redeemed, repurchased, otherwise retired or converted all of our outstanding existing preferred stock on or prior to May 13, 2018, then the exchange notes will mature on May 13, 2018. We will pay interest on the exchange notes semi-annually on January 15 and July 15 of each year, commencing on January 15, 2014, at a rate of 7.875% per annum, to holders of record on the January 1 or July 1 immediately preceding the interest payment date.

•	Our obligations under the exchange notes will be secured, together with the obligations under any initial notes, by a first priority lien on all of our assets, other than excluded property, and subject to certain permitted collateral liens. See “Description of Notes.”

Terms of the Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on January 30, 2014, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors ” commencing on page 11.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is December 31, 2013.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

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INCORPORATION OF DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important business and financial information to you by referring you to those documents.

•	our Annual Report on Form 10-K for the year ended September 30, 2013, filed on November 27, 2013 (as amended, our “2013 Annual Report”); and Amendment Number 1 to the 2013 Annual Report on Form 10-K/A, filed on December 6, 2013;

•	our Current Reports on Form 8-K/A filed on March 4, 2013 and May 3, 2013 and our Current Reports on Form 8-K filed on December 20, 2013, December 20, 2013 and December 26, 2013; and

•	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” and not filed with the SEC) after the date of this prospectus and before the termination of this offering.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Thomas A. Williams, Executive Vice President and Chief Financial Officer, Harbinger Group Inc., 450 Park Avenue, 30th Floor, New York, NY 10023, Telephone No. (212) 906-8555.

To obtain timely delivery, you must request the filings no later than five business days before the expiration date of the exchange offer. That means that you must request the filings before 5:00 p.m., New York City time, on January 30, 2014.

Except as expressly provided above, no other information, including none of the information on our website, is incorporated by reference into this prospectus.

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PROSPECTUS SUMMARY

The following summary highlights basic information about us, the exchange offer and the exchange notes. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and the offering, you should read this entire prospectus and the documents incorporated by reference herein, including the sections entitled “Risk Factors” included or incorporated by reference herein. Certain statements in this summary are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

The term “initial notes” refers to the 7.875% Senior Secured Notes due 2019 that were issued on December 24, 2012 and July 23, 2013 in private offerings, and the term “exchange notes” refers to the 7.875% Senior Secured Notes due 2019 offered by this prospectus. The term “notes” refers to the initial notes and the exchange notes, collectively. Unless otherwise indicated in this prospectus or the context requires otherwise, in this prospectus, references to the “Company,” “HGI,” “we,” “us” or “our” refers to Harbinger Group Inc. and, where applicable, its consolidated subsidiaries; “Harbinger Capital” refers to Harbinger Capital Partners LLC; “Energy Partnership” refers to EXCO/HGI Production Partners, LP; and the “Energy General Partner” refers to EXCO/HGI GP, LLC; “EXCO Parent” refers to EXCO Resources, Inc.; “EXCO” refers to EXCO Parent and, where applicable, its consolidated subsidiaries; the “EXCO/HGI JV” refers to the oil and gas joint venture owned by HGI Energy (as defined below) and EXCO Parent; “FGL” refers to Fidelity & Guaranty Life (formerly, Harbinger F&G, LLC) and, where applicable, its consolidated subsidiaries; “FGH” refers to Fidelity & Guaranty Life Holdings, Inc. (formerly, Old Mutual U.S. Life Holdings, Inc.) and, where applicable, its consolidated subsidiaries; “Fiscal 2012” refers to fiscal year ended September 30, 2012; “Fiscal 2013” refers to fiscal year ended September 30, 2013; “Front Street” refers to FS Holdco Ltd. and, where applicable, its consolidated subsidiaries; “Five Island” refers to Five Island Asset Management, LLC (formerly, HGI Asset Management, LLC); “HCP Stockholders” refers, collectively, to Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.; “HGI Energy” refers to HGI Energy Holdings, LLC; “HGI Funding” refers to HGI Funding LLC; “Russell Hobbs” refers to Russell Hobbs, Inc. and, where applicable, its consolidated subsidiaries; “HHI Business” refers to the hardware and home improvement business previously owned by Stanley Black & Decker and certain of its subsidiaries; “Salus” refers to Salus Capital Partners, LLC; “Stanley Black & Decker” refers to Stanley Black & Decker, Inc.; “SBI” refers to Spectrum Brands, Inc. and, where applicable, its consolidated subsidiaries; and “Spectrum Brands” refers to Spectrum Brands Holdings, Inc. and, where applicable, its consolidated subsidiaries.

Our Company

We are a diversified holding company focused on acquiring businesses with attractive assets that we consider to be undervalued or fairly valued and growing our acquired businesses. Our principal holdings include the following: (i) Spectrum Brands, our subsidiary that provides global branded consumer products; (ii) FGL, our subsidiary that provides life insurance and annuity products; (iii) Front Street, our subsidiary engaged in the business of providing long-term reinsurance, including reinsurance to the specialty insurance sector of fixed, deferred and payout annuities; (iv) Salus, our subsidiary engaged primarily in the business of providing secured asset-based loans across a variety of industries; and (v) HGI Energy, our subsidiary that holds our interests in the EXCO/HGI JV, a joint venture engaged in owning and operating producing conventional oil and gas assets. While we search for additional acquisition opportunities, we manage a portion of our available cash and acquire interests in possible acquisition targets through our wholly-owned subsidiary, HGI Funding. We also own 97.9% of Zap.Com Corporation (“Zap.Com”), a public shell company that may seek assets or businesses to acquire or may sell assets and/or liquidate. We were incorporated in Delaware in 1954 under the name Zapata Corporation and reincorporated in Nevada in April 1999 under the same name. On December 23, 2009, we reincorporated in

Delaware under the name Harbinger Group Inc. Our common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “HRG.” Our principal executive offices are located at 450 Park Avenue, 30th Floor, New York, New York 10022.

Corporate Structure

The following represents our corporate structure as of September 30, 2013:

(1)	Zap.Com, a 98% owned subsidiary of HGI, which has no current operations, is not reflected in the structure chart above. Also not reflected in the above structure chart are entities below HGI’s first tier corporate structure.

Corporate Information

We are a Delaware corporation and the address of our principal executive office is 450 Park Avenue, 30th Floor, New York, New York 10022. Our telephone number is (212) 906-8555. Our website address is www.harbingergroupinc.com. Information contained on our website is not part of this prospectus.

Summary of the Exchange Offer

We are offering to exchange $925,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them, and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will issue our exchange notes in exchange for a like aggregate principal amount of our initial notes. Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on January 30, 2014 (the “expiration date”), unless we decide to extend it.

Exchange Notes	The exchange notes will be identical in all material respects to the initial notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being broker-dealers;

•	the exchange notes are not entitled to the registration rights applicable to the initial notes under the applicable registration rights agreements dated December 24, 2012 and July 23, 2013 (together, the “Registration Rights Agreements”); and

•	our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

•	there is no change in the current interpretation of the staff of the Securities and Exchange Commission (the “SEC”) which permits resales of the exchange notes;

•	there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for the exchange notes under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and there are no proceedings initiated or, to our knowledge, threatened for that purpose;

•	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer; and

•	we obtain all the governmental approvals that we in our sole discretion deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Wells Fargo Bank, National Association, as exchange agent (the “exchange agent”), at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your initial notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer before 5:00 p.m., New York City time, on the expiration date. We will return any initial notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

U.S. Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, is serving as exchange agent in the exchange offer.

Fees and Expenses	We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under the Registration Rights Agreements.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act;

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act; and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	because of any change in law or in applicable interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer;

•	the exchange offer is not consummated by the 410th day after December 24, 2012;

•	any initial purchaser so requests with respect to initial notes held by it that are not eligible to be exchanged for exchange notes in this exchange offer; or

•	any other holder is prohibited by law or SEC policy from participating in this exchange offer or any holder (other than an exchanging broker-dealer) that participates in the exchange offer does not receive freely tradable exchange notes on the date of the exchange and, in each case, such holder so requests.

In these cases, the Registration Rights Agreements require us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer May Have Adverse Consequences.”

Resales	It may be possible for you to resell the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours, or if you are an “affiliate,” you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

•	if you are a broker-dealer, and the initial notes to be exchanged were acquired by you as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make additional copies of this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and

Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer that receives exchange notes, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes. If you are a broker-dealer who acquired the initial notes as a result of market-making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes. If you are a broker-dealer who acquired the initial notes directly from us in the initial offering and not as a result of market-making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The following is a summary of the terms of the exchange notes. For a more complete description of these notes as well as the definitions of certain capitalized terms used below, see “Description of Notes” in this prospectus.

Issuer	Harbinger Group Inc.

Exchange Notes	$925 million aggregate principal amount of 7.875% Senior Secured Notes due 2019. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under the applicable Registration Rights Agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity	July 15, 2019; provided that unless we have redeemed, repurchased, otherwise retired or converted all of our existing preferred stock on or prior to May 13, 2018, then the notes will mature on May 13, 2018. See “Description of Notes—Maturity and Interest.”

Interest	Interest will be payable in cash on January 15 and July 15 of each year, beginning January 15, 2014.

Optional Redemption	On or after January 15, 2016, we may redeem some or all of the notes at any time at the redemption prices set forth in “Description of Notes—Optional Redemption.” In addition, prior to January 15, 2016, we may redeem the notes at a redemption price equal to 100% of the principal amount of the notes plus a “make-whole” premium.

Before January 15, 2016, we may redeem up to 35% of the notes, including additional notes, with the proceeds of equity sales at a price of 107.875% of principal plus accrued interest, provided that at least 65% of the original aggregate principal amount of the notes issued under the indenture remains outstanding after the redemption, as further described in “Description of Notes—Optional Redemption.”

Change of Control	Upon a change of control (as defined under “Description of Notes”), we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase plus accrued interest. We may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the notes). See “Risk Factors—Risks Related to the Notes—We may be unable to repurchase the notes upon a change of control.”

Guarantors	Any subsidiary that guarantees our debt will guarantee the notes. You should not expect that any subsidiaries will guarantee the notes.

Ranking	The exchange notes will be our senior secured obligations and will:

•	rank senior in right of payment to our future debt and other obligations that expressly provide for their subordination to the notes;

•	rank equally in right of payment to all of our existing and future unsubordinated debt and be effectively senior to all of our unsecured debt to the extent of the value of the collateral; and

•	be effectively subordinated to all liabilities of our non-guarantor subsidiaries.

As of September 30, 2013, we had no debt other than the initial notes. As of September 30, 2013, the total liabilities of Spectrum Brands were approximately $4.7 billion, including trade payables. As of September 30, 2013, the total liabilities of FGL were approximately $21.3 billion, including approximately $15.2 billion in annuity contractholder funds, approximately $3.6 billion in future policy benefits and approximately $300.0 million of indebtedness under the 6.375% senior notes due 2021 issued by FGH (the “FGH Notes”). As of September 30, 2013, the total liabilities of HGI Asset Management Holdings, LLC were approximately $0.4 million and were approximately $504.7 million when consolidated with Salus and Five Island. As of September 30, 2013, the total liabilities of HGI Energy were approximately $431.6 million.

Collateral	Our obligations under the exchange notes will be, and the initial notes and the indenture are, secured by a first priority lien on all of our assets (except for certain “Excluded Property” as defined under “Description of Notes”), including, without limitation:

•	all equity interests of our directly held subsidiaries and certain related assets;

•	all cash and investment securities owned by us;

•	all general intangibles owned by us; and

•	any proceeds thereof (collectively, the “collateral”).

We will be able to incur additional debt in the future that could equally and ratably share in the collateral. The amount of such debt will be limited by the covenants described under “Description of Notes—Certain Covenants—Limitation on Debt and Disqualified Stock” and “Description of Notes—Certain Covenants—Limitation on Liens.”

Certain Covenants	The indenture contains covenants, subject to specified exceptions, limiting our ability and, in certain cases, our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens or engage in sale and leaseback transactions;

•	pay dividends or make distributions in respect of capital stock;

•	make certain restricted payments;

•	sell assets;

•	engage in certain transactions with affiliates, except on an arms’-length basis; or

•	consolidate or merge with, or sell substantially all of our assets to, another person.

We are also required to maintain compliance with certain financial tests, including minimum liquidity and collateral coverage ratios.

You should read “Description of Notes—Certain Covenants” for a description of these covenants.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements. See “Use of Proceeds.”

Absence of a Public Market for the Exchange Notes	The exchange notes will be issued as part of the same class as the initial notes under the indenture, but the trading market for the exchange notes is expected to be limited. We cannot assure you that a market for the exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Exchange Offer—There is no active trading market for the exchange notes.”

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company (“DTC”) with Wells Fargo Bank, National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Book Entry; Delivery and Form—Exchange of Book-Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Risk Factors	Investing in the notes involves substantial risks and uncertainties. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in any notes, including the exchange notes.

RISK FACTORS

Before investing in the notes, you should carefully consider the risk factors discussed below and the risk factors incorporated by reference into this prospectus. See “Incorporation of Documents by Reference.” Any of these risk factors could materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations. These risk factors are not the only risks that we or our subsidiaries may face. Additional risks and uncertainties not presently known to us or our subsidiaries or that are not currently believed to be material also may adversely affect us or our subsidiaries. These risk factors may be amended, supplemented or superseded from time to time in supplements to this prospectus and by other reports we file with the SEC in the future.

Risks Related to the Notes

We are a holding company and our only material assets are our equity interests in our operating subsidiaries and our other investments; as a result, our principal source of revenue and cash flow is distributions from our subsidiaries; our subsidiaries may be limited by law and by contract in making distributions to us.

As a holding company, our only material assets are our cash on hand, the equity interests in our subsidiaries and other investments. As of September 30, 2013, excluding cash, equivalents and short-term investments held by FGL and Spectrum Brands, we had approximately $301.2 million in cash, cash equivalents and short-term investments, which includes $43.1 million held by our wholly-owned subsidiary, HGI Funding. Our principal source of revenue and cash flow is distributions from our subsidiaries. Thus, our ability to service our debt, finance acquisitions and pay dividends to our stockholders in the future is dependent on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are and will be separate legal entities, and although they may be wholly-owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, distributions or otherwise. The board of directors of our subsidiaries may consider a range of factors and consider their stockholders constituencies (including public shareholders) as a whole when making decisions about dividends. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that are contained in our subsidiaries’ financing agreements, availability of sufficient funds in such subsidiaries and applicable state laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, our ability to grow, pursue business opportunities or make acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business could be materially limited.

As an example, our subsidiary Spectrum Brands is a holding company with limited business operations of its own and its main assets are the capital stock of its subsidiaries, principally SBI. The terms of Spectrum Brands’ indebtedness may limit its ability to pay dividends to us. See Part I, Item IA. “Risk Factors—Risks Related to Spectrum Brands—SBI’s substantial indebtedness may limit its financial and operating flexibility, and it may incur additional debt, which could increase the risks associated with its substantial indebtedness” and Part I, Item IA. “Risk Factors—Risks Related to Spectrum Brands—Restrictive covenants in SBI’s Senior Secured Facilities and the 2020 Indenture may restrict SBI’s ability to pursue its business strategies” contained in our 2013 Annual Report.

FGL is also a holding company with limited business operations of its own. Its main assets are the capital stock of its subsidiaries, which are principally regulated insurance companies, whose ability to pay dividends is limited by applicable insurance laws. Accordingly, FGL’s payment of dividends is dependent, to a significant extent, on the generation of cash flow by its subsidiaries and their ability to make such cash available to FGL, by dividend or otherwise. FGL’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable FGL to meet its obligations and pay dividends. Each subsidiary is a distinct legal entity and legal and contractual restrictions may also limit FGL’s ability to obtain cash from its subsidiaries. See Part I, Item 1. “Business—Our Operating Subsidiaries—FGL—Regulation—Financial Regulation—Dividend and Other Distribution Payment Limitations” and Part I, Item 1A. “Risk Factors—Risks Related to FGL—The indenture governing the FGH Notes imposes significant operating and financial restrictions, which may prevent FGL from capitalizing on business opportunities” contained in our 2013 Annual Report. In addition, if FGL’s initial public offering is completed, our proportion of any dividends paid by FGL will be proportionally reduced to match our ownership interest in FGL.

Additionally, the terms of EXCO/HGI JV’s indebtedness may adversely affect its cash flow and may limit its ability to pay distributions to us. See Part I, Item 1A. “Risk Factors—Risks Related to EXCO/HGI JV—The EXCO/HGI JV has a substantial amount of indebtedness, which may adversely affect its cash flow and ability to operate its business, remain in compliance with debt covenants and make payments on its debt and distributions to us” contained in our 2013 Annual Report.

Furthermore, these restrictions on our subsidiaries to pay dividends may limit our ability to incur additional indebtedness or refinance our existing indebtedness in the future as well. Our ability to refinance our indebtedness will depend on our ability to generate future cash flow, and we are dependent on our subsidiaries’ ability to pay dividends or pay distributions to us.

The notes are structurally subordinated to all liabilities of our subsidiaries and may be diluted by liens granted to secure future indebtedness.

The notes are our senior secured obligations, secured on a first-lien basis by a pledge of substantially all of our assets, including our equity interests in our directly held subsidiaries and all cash and investment securities owned by us. The notes are not, and are not expected to be, guaranteed by any of our current or future subsidiaries. As a result of our holding company structure, claims of creditors of our subsidiaries will generally have priority as to the assets of our subsidiaries over our claims and over claims of the holders of our indebtedness, including the notes. As of September 30, 2013, the total liabilities of Spectrum Brands were approximately $4.7 billion, including trade payables. As of September 30, 2013, the total liabilities of FGL were approximately $21.3 billion, including approximately $15.2 billion in annuity contractholder funds, approximately $3.6 billion in future policy benefits and approximately $300.0 million of indebtedness under the FGH Notes. As of September 30, 2013, the total liabilities of HGI Asset Management Holdings, LLC were approximately $0.4 million and were approximately $504.7 million when consolidated with Salus and Five Island. As of September 30, 2013, the total liabilities of the HGI Energy were $431.6 million.

The creditors of our subsidiaries have direct claims on the subsidiaries and their assets and the claims of holders of the notes are “structurally subordinated” to any existing and future liabilities of our subsidiaries. This means that the creditors of our subsidiaries have priority in their claims on the assets of the subsidiaries over our creditors, including the noteholders. All of our other consolidated liabilities, other than the notes, are obligations of our subsidiaries and are effectively senior to the notes.

As a result, upon any distribution to the creditors of any subsidiary in bankruptcy, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under such indebtedness, the lenders or noteholders, as the case may be, of the indebtedness of our subsidiaries will be entitled to be repaid in full by such subsidiaries, before any payment is made to HGI. The indenture does not restrict the ability of our subsidiaries to incur additional indebtedness or grant liens secured by assets of our subsidiaries. Further, we may incur future indebtedness, some of which may be secured by liens on the collateral securing the notes, to the extent permitted by the indenture. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the exchange notes will participate ratably with all holders of our senior secured indebtedness secured by the collateral, including the initial notes, to the extent of the value of the collateral and potentially with all of our general creditors.

The ability of the collateral agent to foreclose on the equity of our subsidiaries may be limited.

The majority of the collateral for our obligations under the notes is a pledge of our equity interests in our current and future directly held subsidiaries. There can be no assurance of the collateral agent’s ability to liquidate in an orderly manner our equity interests in our directly held subsidiaries following its exercise of remedies with respect to the collateral. As of September 30, 2013, none of our directly held subsidiaries, other than Spectrum Brands, is publicly traded. If the collateral agent is required to exercise remedies and foreclose on the stock of Spectrum Brands pledged as collateral, it will have the right to require Spectrum Brands to file and have declared effective a shelf registration statement permitting resales of such stock. However, Spectrum Brands may not be able to cause such shelf registration statement to become effective or stay effective. The collateral agent’s ability to sell Spectrum Brands stock without a registration statement may be limited by the securities laws and by the terms of the Spectrum Brands stockholder agreement.

As the indirect parent company of Fidelity & Guaranty Life Insurance Company and Fidelity & Guaranty Life Insurance Company of New York, FGL is subject to the insurance holding company laws of Iowa and New York. Most states, including Iowa and New York, have insurance laws that require regulatory approval of a direct or indirect change of control of an insurer or an insurer’s holding company. As a result, the ability of the collateral agent to foreclose upon the equity of FGL or dispose of such equity will be limited by applicable insurance laws.

The right and ability of the collateral agent to foreclose upon the equity of our subsidiaries upon the occurrence of an event of default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us or a subsidiary of ours prior to the collateral agent having foreclosed upon and sold the equity. Under applicable bankruptcy law, a secured creditor such as the collateral agent may be prohibited from foreclosing upon its security from a debtor in a bankruptcy case or from disposing of security repossessed from such debtor without bankruptcy court approval, which may not be given.

Moreover, the U.S. Bankruptcy Code (the “Bankruptcy Code”) may preclude the secured party from obtaining relief from the automatic stay in order to foreclose upon the equity if the debtor provides “adequate protection.” The meaning of the term adequate protection varies according to circumstances, but it is generally intended to protect the value of the secured creditor’s interest in the collateral from any diminution in the value of the collateral as a result of the stay of repossession or the disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case and may include, if approved by the court, cash payments or the granting of additional security. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the collateral, the value of the collateral at the time of the bankruptcy filing, or whether or to what extent holders of the notes would be compensated for any delay in payment or diminution in the value of the collateral. The holders of the notes may receive in exchange for their claims a recovery that could be substantially less than the amount of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security. Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have an “undersecured claim,” which means that they would have a secured claim to the extent of the value of the collateral and an unsecured claim for the difference. Applicable federal bankruptcy laws do not permit the payment or accrual of post-petition interest, costs and attorneys’ fees for undersecured claims during the debtor’s bankruptcy case.

If any of our subsidiaries commenced, or had commenced against it, a bankruptcy proceeding (but we had not commenced a bankruptcy proceeding), the plan of reorganization of such subsidiary could result in the cancellation of our equity interests in such subsidiary and the issuance of the equity in the subsidiary to the creditors of such subsidiary in satisfaction of their claims. At any time, a majority of the assets of our directly held subsidiaries can be pledged to secure indebtedness or other obligations of the subsidiary. See “—The notes are structurally subordinated to all liabilities of our subsidiaries and may be diluted by liens granted to secure future indebtedness.”

As a result of the foregoing, the collateral agent’s ability to exercise remedies and foreclose on our equity interests in our directly held subsidiaries may be limited.

Foreclosure on the stock of our subsidiaries pledged as collateral could constitute a change of control under the agreements governing our subsidiaries’ debt or other obligations.

If the collateral agent were to exercise remedies and foreclose on a sufficient amount of the common stock of Spectrum Brands or FGL pledged as collateral for the notes, the foreclosure could constitute a change of control under certain of the agreements governing such subsidiary’s debt. Under SBI’s senior secured term loans (the “SBI Term Loans”) and SBI’s asset based revolving facility (the “SBI ABL Facility”), a change of control is an event of default and, if a change of control were to occur, SBI would be required to get an amendment to these agreements to avoid a default. If SBI was unable to get such an amendment, the lenders could accelerate the maturity of each of the SBI Term Loans and the SBI ABL Facility. In addition, under the indenture governing SBI’s 6.75% senior notes due 2020 (the “6.75% Notes”), the indenture governing SBI’s 6.375% senior notes due 2020 and 6.625% senior notes due 2022 and the indenture governing the FGH Notes, upon a change of control SBI or FGL, as applicable, is required to offer to repurchase such notes from the holders at a price equal to 101% of the principal amount of the notes plus accrued interest or obtain a waiver of default from the holders of such notes. If SBI or FGL were unable to make the change of control offer or to obtain a waiver of default, it would be an event of default under the applicable indenture that could allow holders of such notes to accelerate the maturity of those notes. In the event the lenders under the SBI loan agreements or holders of SBI’s notes exercised remedies in connection with a default, their claims to SBI’s assets would have priority over any claims of the holders of the notes. Additionally, in the event the holders of the FGH Notes exercised remedies in connection with a default, their claims to FGL’s assets would have priority over any claims of the holders of the notes.

Our current and future subsidiaries could also incur debt with similar features in the future.

Perfection of security interests in some of the collateral may not occur and, as such, holders of the notes may lose the benefit of such security interests to the extent a default should occur prior to such perfection or if such security interest is perfected during the period immediately preceding our bankruptcy or insolvency or the bankruptcy or insolvency of any guarantor.

Under the terms of the indenture, if any collateral is not automatically subject to a perfected security interest, then, promptly after the acquisition of such collateral, we will be required to provide security over such collateral. However, perfection of such security interests may not occur immediately. If a default should occur prior to the perfection of such security interests, holders of the notes may not benefit from such security interests.

In addition, if perfection of such security interests were to occur during a period shortly preceding our bankruptcy or insolvency or the bankruptcy or insolvency of any guarantor (if any), such security interests may be subject to categorization as a preference and holders of the notes may lose the benefit of such security interests. In addition, applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes may not be perfected with respect to the claims of the notes if the collateral agent is not able to take the actions necessary to perfect any of these liens. The trustee or the collateral agent may not monitor, or we may not inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired collateral. Neither the trustee nor the collateral agent has an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third parties. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes will be released automatically, without the consent of the holders of the notes or the trustee.

Under various circumstances, collateral securing the notes and guarantees, if any, will be released automatically, including:

•	upon payment in full of the principal, interest and all other obligations on the notes or a discharge or defeasance thereof;

•	with respect to collateral held by a guarantor (if any), upon the release of such guarantor from its guarantee; and

•	a disposition of such collateral to any person other than to us or a guarantor in a transaction that is permitted by the indenture; provided that, except in the case of any disposition of cash equivalents in the ordinary course of business, upon such disposition and after giving effect thereto, no default shall have occurred and be continuing, and we would be in compliance with the covenants set forth under “Description of Notes—Certain Covenants—Maintenance of Liquidity,” and “Description of Notes—Maintenance of Collateral Coverage” (calculated as if the disposition date was a fiscal quarter-end).

See “Description of Notes—Security—Release of Liens.”

The value of collateral may not be sufficient to repay the notes in full.

The value of our collateral in the event of liquidation will depend on many factors. In particular, the equity interests of our subsidiaries that is pledged only has value to the extent that the assets of such subsidiaries are worth more than the liabilities of such subsidiaries (and, in a bankruptcy or liquidation, will only receive value after payment upon all such liabilities, including all debt of such subsidiaries). Consequently, liquidating the collateral may not produce proceeds in an amount sufficient to pay any amounts due on the notes. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, prevailing interest rates, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured senior debt and other unsubordinated obligations, including trade payables. To the extent that third parties establish liens on the collateral such third parties could have rights and remedies with respect to the assets subject to such liens that, if exercised, could adversely affect the value of the collateral or the ability of the collateral agent or the holders of the notes to realize or foreclose on the collateral. We may also incur obligations which would be secured by the collateral, the effect of which would be to increase the amount of debt secured equally and ratably by the collateral. The ability of the holders to realize on the collateral may also be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—The ability of the collateral agent to foreclose on the equity of our subsidiaries may be limited.”

We will in most cases have control over the collateral.

So long as no event of default shall have occurred and be continuing, and subject to certain terms and conditions, we will be entitled to exercise any voting and other consensual rights pertaining to all equity interests in our subsidiaries pledged pursuant to the security and pledge agreement and to remain in possession and retain exclusive control over the collateral (other than as set forth in the security and pledge agreement) and to collect, invest and dispose of any income thereon.

We may and our subsidiaries may incur substantially more indebtedness. This could exacerbate the risks associated with our leverage.

Subject to the limitations set forth in the indenture, we and our subsidiaries may incur additional indebtedness (including additional first-lien obligations) in the future. If we incur any additional indebtedness that ranks equally with the notes, the holders of that indebtedness will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. If we incur additional secured indebtedness, the holders of such indebtedness will share equally and ratably in the collateral. This may have the effect of reducing the amount of proceeds paid to holders of the notes. If new indebtedness is added to our current levels of indebtedness, the related risks that we now face, including our possible inability to service our debt, could intensify. Additionally, if our subsidiaries incur additional debt, the notes will be structurally subordinated to such debt. See “—The notes are structurally subordinated to all liabilities of our subsidiaries and may be diluted by liens granted to secure future indebtedness.”

We may be unable to repurchase the notes upon a change of control.

Under the indenture, each holder of notes may require us to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if certain “change of control” events occur. However, it is possible that we will not have sufficient funds when required under the indenture to make the required repurchase of the notes. If we fail to repurchase notes in that circumstance, we will be in default under the indenture. If we are required to repurchase the notes, we may require third party financing as such funds may otherwise only be available to us through a distribution by our subsidiaries to us. We cannot be sure that we would be able to obtain third party financing on acceptable terms, or at all, or obtain such funds through distributions from our subsidiaries.

Changes in credit ratings issued by nationally recognized statistical ratings organizations could adversely affect our cost of financing and the market price of our securities, including the notes.

Credit rating agencies rate our debt securities and our subsidiaries’ debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading, or downgrading the current rating or placing us or our subsidiaries on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or our subsidiaries’ debt securities or placing us or our subsidiaries on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities, including the notes offered hereby.

Risks Related to the Exchange Offer

If you do not properly tender your initial notes, you will continue to hold unregistered initial notes and be subject to the same limitations on your ability to transfer initial notes.

We will only issue exchange notes for initial notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you are eligible to participate in the exchange offer and do not tender your initial notes or if we do not accept your initial notes because you did not tender your initial notes properly, then, after we consummate the exchange offer, you will continue to hold initial notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the initial notes. In general, you may only offer or sell the initial notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreements, we do not currently anticipate that we will register under the Securities Act, any initial notes that remain outstanding after the exchange offer. In addition:

•	if you tender your initial notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for initial notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make additional copies of this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes. After the exchange offer is consummated, if you continue to hold any initial notes, you may have difficulty selling them because there will be fewer initial notes outstanding.

There is no active trading market for the exchange notes.

The exchange notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or, if developed, that it will continue or that you will be able to sell your exchange notes at a particular time or at favorable prices. We have not applied, and do not intend to apply for listing or quotation of the notes on any securities exchange or automated quotation system.

The liquidity of any market for the exchange notes is subject to a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the exchange offer;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

We understand that one or more of the initial purchasers with respect to the initial notes presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer or the pendency of an applicable shelf registration statement.

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer May Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the documents incorporated by reference and certain oral statements made by our representatives from time to time may contain, forward-looking statements that are subject to risks and uncertainties that could cause actual results, events and developments to differ materially from those set forth in or implied by such statements. These statements are based on the beliefs and assumptions of HGI’s management and the management of HGI’s subsidiaries (including target businesses). Generally, forward-looking statements include information concerning possible or assumed future actions, events, results, strategies and expectations and are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: the ability of HGI’s subsidiaries (including, target businesses following their acquisition) to generate sufficient net income and cash flows to make upstream cash distributions, capital market conditions, HGI’s and its subsidiaries’ ability to identify any suitable future acquisition opportunities, efficiencies/cost avoidance, cost savings, income and margins, growth, economies of scale, combined operations, future economic performance, conditions to, and the timetable for, completing the integration of financial reporting of acquired or target businesses with HGI or HGI subsidiaries, completing future acquisitions and dispositions, litigation and other regulatory matters, potential and contingent liabilities, management’s plans, changes in regulations and taxes.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed under “Risk Factors” in this prospectus and under Part I: Item 1A. “Risk Factors” contained in our 2013 Annual Report, which are incorporated by reference herein, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements. You should also understand that many factors described under one heading below may apply to more than one section in which we have grouped them for the purpose of this presentation. As a result, you should consider all of the following factors, together with all of the other information presented herein, in evaluating the business of us and our subsidiaries.

HGI

HGI’s actual results or other outcomes may differ from those expressed or implied by forward-looking statements contained or incorporated herein due to a variety of important factors, including, without limitation, the following:

•	our dependence on distributions from our subsidiaries to fund our operations and payments on our debt and other obligations;

•	limitations on our ability to successfully identify additional suitable acquisition and investment opportunities and to compete for these opportunities with others who have greater resources;

•	the need to provide sufficient capital to our operating businesses;

•	the impact of covenants in the indenture, the certificates of designation governing our preferred stock (the “Certificates of Designation”), and future financing or refinancing agreements, on our ability to operate our business and finance our pursuit of additional acquisition opportunities;

•	our ability to incur new debt and refinance our existing indebtedness;

•	the impact on our business and financial condition of our substantial indebtedness and the significant additional indebtedness and other financing obligations we and our subsidiaries may incur;

•	the impact on the holders of our common stock if we issue additional shares of our common stock or preferred stock;

•	the impact on the aggregate value of our assets and our stock price from changes in the market prices of publicly traded equity interests we hold, particularly during times of volatility in security prices;

•	the impact of additional material charges associated with our oversight of acquired or target businesses and the integration of our financial reporting;

•	the impact of restrictive stockholder agreements and securities laws on our ability to dispose of equity interests we hold;

•	the impact of decisions by our significant stockholders, whose interest may differ from those of our other stockholders, or their ceasing to remain significant stockholders;

•	the effect any interests of our officers, directors, stockholders and their respective affiliates may have in certain transactions in which we are involved;

•	our dependence on certain key personnel, and regulatory matters with respect to our Chief Executive Officer and certain funds affiliated with the HCP Stockholders;

•	our and our subsidiaries’ ability to attract and retain key employees;

•	the impact of potential losses and other risks from changes in our portfolio of securities;

•	our ability to effectively increase the size of our organization, if needed, and manage our growth;

•	the impact of a determination that we are an investment company or personal holding company;

•	the impact of future claims arising from operations, agreements and transactions involving former subsidiaries;

•	the impact of expending significant resources in considering acquisition targets or business opportunities that are not consummated;

•	our ability to successfully integrate the EXCO/HGI JV into our existing operations and achieve the expected economic benefits;

•	tax consequences associated with our acquisition, holding and disposition of target companies and assets;

•	the impact of delays or difficulty in satisfying the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or negative reports concerning our internal controls;

•	the impact of the relatively low market liquidity for our common stock; and

•	the effect of price fluctuations in our common stock caused by general market and economic conditions and a variety of other factors, including factors that affect the volatility of the common stock of any of our publicly held subsidiaries.

Spectrum Brands

Spectrum Brands’ actual results or other outcomes may differ from those expressed or implied by the forward-looking statements contained herein due to a variety of important factors, including, without limitation, the following:

•	the impact of Spectrum Brands’ substantial indebtedness on its business, financial condition and results of operations;

•	the impact of restrictions in Spectrum Brands’ debt instruments on its ability to operate its business, finance its capital needs or pursue or expand business strategies;

•	any failure to comply with financial covenants and other provisions and restrictions of Spectrum Brands’ debt instruments;

•	Spectrum Brands’ ability to successfully integrate the HHI Business and achieve the expected synergies from that integration at the expected costs;

•	the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities;

•	the impact of fluctuations in commodity prices, costs or availability of raw materials or terms and conditions available from suppliers, including suppliers’ willingness to advance credit;

•	interest rate and exchange rate fluctuations;

•	the loss of, or a significant reduction in, sales to any significant retail customer(s);

•	competitive promotional activity or spending by competitors or price reductions by competitors;

•	the introduction of new product features or technological developments by competitors and/or the development of new competitors or competitive brands;

•	the effects of general economic conditions, including inflation, recession or fears of a recession, depression or fears of a depression, labor costs and stock market volatility or changes in trade, monetary or fiscal policies in the countries where Spectrum Brands does business;

•	changes in consumer spending preferences and demand for Spectrum Brands’ products;

•	Spectrum Brands’ ability to develop and successfully introduce new products, protect its intellectual property and avoid infringing the intellectual property of third parties;

•	Spectrum Brands’ ability to successfully implement, achieve and sustain manufacturing and distribution cost efficiencies and improvements, and fully realize anticipated cost savings;

•	the cost and effect of unanticipated legal, tax or regulatory proceedings or new laws or regulations (including environmental, public health and consumer protection regulations);

•	public perception regarding the safety of Spectrum Brands’ products, including the potential for environmental liabilities, product liability claims, litigation and other claims;

•	the impact of pending or threatened litigation;

•	changes in accounting policies applicable to Spectrum Brands’ business;

•	government regulations;

•	the seasonal nature of sales of certain of Spectrum Brands’ products;

•	the effects of climate change and unusual weather activity;

•	the effects of political or economic conditions, terrorist attacks, acts of war or other unrest in international markets;

•	the significant costs expected to be incurred in connection with the integration of Spectrum Brands and the HHI Business;

•	the risk that Spectrum Brands may become responsible for certain liabilities of the HHI Business;

•	the risk that integrating Spectrum Brands’ business with that of the HHI Business may divert Spectrum Brands’ management attention;

•	Spectrum Brands dedicating resources of the HHI Business to supply certain products and services to Stanley Black & Decker and its subsidiaries as required following the acquisition of the HHI Business;

•	general customer uncertainty related to the acquisition of the HHI Business; and

•	the limited period of time for which Spectrum Brands has the right to use certain Stanley Black & Decker trademarks, brand names and logos.

FGL, Front Street and Five Island

FGL’s, Front Street’s and Five Island’s actual results or other outcomes may differ from those expressed or implied by forward-looking statements contained herein due to a variety of important factors, including, without limitation, the following:

•	the accuracy of FGL’s assumptions and estimates;

•	the accuracy of FGL’s assumptions regarding the fair value and future performance of its investments;

•	FGL’s and its insurance subsidiaries’ ability to maintain or improve their financial strength ratings;

•	FGL’s and its insurance subsidiaries’ potential need for additional capital to maintain their financial strength and credit ratings and meet other requirements and obligations;

•	FGL’s ability to manage its business in a highly regulated industry, which is subject to numerous legal restrictions and regulations;

•	regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) underwriting of insurance products and regulation of the sale, underwriting and pricing of products and minimum capitalization and statutory reserve requirements for insurance companies, or the ability of FGL’s insurance subsidiaries to make cash distributions to FGL (including dividends or payments on surplus notes those subsidiaries issue to FGL);

•	the impact of FGL’s reinsurers failing to meet or timely meet their assumed obligations, increasing their reinsurance rates, or becoming subject to adverse developments that could materially adversely impact their ability to provide reinsurance to FGL at consistent and economical terms;

•	restrictions on FGL’s ability to use captive reinsurers;

•	FGL being forced to sell investments at a loss to cover policyholder withdrawals;

•	the impact of covenants in the indenture governing the FGH Notes;

•	the impact of interest rate fluctuations on FGL;

•	the availability of credit or other financings and the impact of equity and credit market volatility and disruptions on both FGL’s ability to obtain capital and the value and liquidity of FGL’s investments;

•	changes in the U.S. federal income tax laws and regulations that may affect the relative income tax advantages of FGL’s products;

•	increases in FGL’s valuation allowance against FGL’s deferred tax assets, and restrictions on FGL’s ability to fully utilize such assets;

•	FGL being the target or subject of and FGL’s ability to defend itself against litigation (including class action litigation) and respond to enforcement investigations or regulatory scrutiny;

•	the performance of third parties including distributors and technology service providers, and providers of outsourced services;

•	interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems;

•	the continued availability of capital required for FGL’s insurance subsidiaries to grow;

•	the impact on FGL’s business of new accounting rules or changes to existing accounting rules;

•	the risk that FGL’s risk management policies and procedures could leave FGL exposed to unidentified or unanticipated risk;

•	general economic conditions and other factors, including prevailing interest and unemployment rate levels and stock and credit market performance which may affect (among other things) FGL’s ability to sell its products, its ability to access capital resources and the costs associated therewith, the fair value of its investments, which could result in impairments and other-than-temporary impairments, and certain liabilities, and the lapse rate and profitability of policies;

•	FGL’s ability to protect its intellectual property;

•	difficulties arising from FGL’s outsourcing relationships;

•	the impact on FGL of man-made catastrophes, pandemics, computer viruses, network security breaches and malicious and terrorist acts;

•	FGL’s ability to compete in a highly competitive industry and maintain competitive unit costs;

•	the adverse consequences if the independent contractor status of FGL’s independent insurance marketing organizations is successfully challenged;

•	the adverse tax consequence to FGL if FGL generates passive income in excess of operating expenses;

•	the operating and financial restrictions applicable to FGL, which may prevent FGL from capitalizing on business opportunities;

•	the ability of FGL’s subsidiaries and affiliates to generate sufficient cash to service all of their obligations;

•	the ability of FGL’s subsidiaries to pay dividends to FGL;

•	the ability to maintain or obtain approval of the regulatory authorities, including the Iowa Insurance Division and the New York State Department of Financial Services as required for FGL’s operations and those of its insurance subsidiaries;

•	FGL’s ability to attract and retain national marketing organizations and independent agents;

•	the ability of FGL’s subsidiaries and affiliates to generate sufficient cash to service all of their obligations; and

•	the ability of Front Street and/or Five Island to effectively implement their respective business strategy.

Salus

Salus’ actual results or other outcomes may differ from those expressed or implied by the forward-looking statements contained herein due to a variety of important factors, including, without limitation, the following:

•	Salus’ ability to recover amounts that are contractually owed to it by its borrowers;

•	Salus’ ability to continue to address a number of issues to implement its strategy and grow its business;

•	the impact on Salus resulting from further deterioration in economic conditions;

•	Salus’ ability to compete with traditional competitors and new market entrants;

•	Salus’ ability to address a variety of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft, operational errors and systems malfunctions; and

•	Salus’ ability to continue to find attractive lending opportunities given its rapid growth.

HGI Energy

HGI Energy’s actual results or other outcomes may differ from those expressed or implied by the forward-looking statements contained herein due to a variety of important factors, including, without limitation, the following:

•	fluctuations in oil, natural gas liquids and natural gas prices sold by EXCO/HGI JV;

•	changes in the differential between the New York Mercantile Exchange or other benchmark prices of oil, natural gas liquids and natural gas and the reference or regional index price used to price the EXCO/HGI JV’s actual oil and natural gas sales;

•	the EXCO/HGI JV not having any of its own employees and relying on employees supplied by EXCO Parent and its subsidiaries;

•	the failure to resolve any material disagreements between HGI Energy and EXCO Parent relating to the business or operation of EXCO/HGI JV;

•	the impact of the EXCO/HGI JV’s substantial indebtedness on its business, financial condition and results of operations;

•	the EXCO/HGI JV’s ability to acquire or develop additional reserves, accurately evaluate reserve data or the exploitation potential of its properties, and control the development of its properties;

•	the EXCO/HGI JV’s ability to market and sell its oil, natural gas liquids and natural gas and its exposure to the credit risk of its customers and other counterparties and the risks associated with drilling activities;

•	the inherent uncertainty of estimates of oil and natural gas reserves;

•	the risk that the EXCO/HGI JV will be unable to identify or complete, or complete on economically attractive terms, the acquisition of additional properties;

•	the EXCO/HGI JV’s ability to successfully operate in a highly regulated and litigious environment, including exposure to operating hazards and uninsured risks;

•	EXCO/HGI JV’s ability to effectively mitigate the impact of commodity price volatility from its cash flows with its hedging strategy;

•	changes in the U.S. federal income tax laws and regulations that may affect the relative income tax advantages of HGI Energy’s products;

•	the impact of future and existing environmental regulations;

•	the effects of climate change and unusual weather activity;

•	the intense competition in the oil and gas industry, including acquiring properties, contracting for drilling equipment and hiring experienced personnel; and

•	the unavailability of pipelines or other facilities interconnected to the EXCO/HGI JV’s gathering and transportation pipelines.

We caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this prospectus or the date of documents incorporated by reference herein. Neither we nor any of our subsidiaries undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect actual outcomes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to combined fixed charges for each of the periods indicated. For the purpose of calculating the consolidated ratio of earnings to fixed charges, “earnings” represents pre-tax income (loss) from continuing operations plus fixed charges, and less any interest capitalized. “Fixed charges” consists of interest expense, whether expensed or capitalized, amortization of debt financing costs, and one-third of lease expense. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Predecessor	Successor
	Period from October 1,	Period from August 31,
	2008 through August 30, 2009	2009 through September 30, 2009	Year ended September 30,
			2010	2011	2012	2013
		(in millions, except ratios)
Ratio of earnings to fixed charges	7.2	(a)	(a)	1.2	1.1	1.2
Deficiency of (loss) earnings to fixed charges (a)		$(20.0)	$(132.3)

(a)	Due to losses for the period ended August 31, 2009 to September 30, 2009 and for the year ended September 30, 2010, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $20.0 million and $132.3 million, respectively, in each of these periods in order to achieve a ratio of 1:1.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents, short-term investments and consolidated capitalization as of September 30, 2013 on an actual basis.

This table should be read together with “Use of Proceeds” and our financial statements and related notes incorporated by reference into this prospectus.

(In millions)	HGI as of September 30, 2013
Cash and cash equivalents	$1,899.7

Debt:
HGI Debt:
7.875% Senior Secured Notes due 2019 (1)	$925.0

SBI Debt:
SBI Term Loans (2)	1,744.7
SBI Senior Notes (3,4)	1,390.0
SBI ABL Facility (5)	—
Other notes and obligations	28.5
Capital leases and other	67.4

FGL Debt:
FGH Notes (6)	300.0

EXCO/HGI Partnership Debt:
Revolving Credit Facility (7)	271.2

Salus Debt:
Unaffiliated long term debt of consolidated variable interest entity	182.9
Original issuance net premium (discount) on debt	(13.6)

Total debt	4,896.1
Preferred Stock (8)	329.4
Total HGI stockholders’ equity	724.7

Total capitalization	$5,950.2

(1)	Consists of $700.0 million and $225.0 million aggregate principal amount of initial notes that were issued at a price equal to 99.36% and 101.50%, respectively, of the principal amount thereof.
(2)	On December 17, 2012, SBI entered into a new term loan facility (the “Term Loan Facility”). The Term Loan Facility provided for borrowings in an aggregate principal amount of $800.0 million, with $100.0 million in Canadian dollar equivalents to be made available to one of the borrower’s Canadian subsidiaries. The terms of the Term Loan Facility allowed SBI, subject to certain conditions, to increase the commitments under the Term Loan Facility, in an aggregate incremental amount not to exceed $350.0 million plus an additional amount subject to compliance with certain secured net leverage ratio requirements. The Term Loan Facility has a seven-year term. On September 4, 2013 (the “Term Loan Closing Date”), SBI closed on $1.15 billion of term loans (the “New Term Loans”) and entered into an amendment to the Term Loan Facility (as amended, the “Amended Term Loan Facility”). The New Term Loans comprise two new tranches under the Amended Term Loan Facility: (i) tranche A term loans in aggregate principal amount of $850 million (the “Tranche A Loans”) and (ii) tranche C term loans in an aggregate amount of $300 million (the “Tranche C Loans”). The existing term loans outstanding on the Term Loan Facility are referred to as the “Tranche B Loans.” Tranche A Loans will mature four years from the Term Loan Closing Date and Tranche C Loans will mature on the sixth anniversary of the Term Loan Closing Date. As of September 30, 2013, SBI had $850 million Tranche A Loans, $595 million Tranche B Loans and $300 million Tranche C Loans outstanding.

(3)	On March 15, 2012, SBI issued $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020 at a price of 100% of the par value. The 6.75% Notes are unsecured and guaranteed by SBI’s parent company, SB/RH Holdings, LLC, as well as by existing and future domestic restricted subsidiaries.
(4)	On December 17, 2012, SBI assumed $520.0 million aggregate principal amount of the 6.375% Senior Notes due 2020 and $570.0 million aggregate principal amount of the 6.625% Senior Notes due 2022. SBI used the net proceeds from the offering to fund a portion of the purchase price and related fees and expenses for the acquisition of the HHI Business.
(5)	The SBI ABL Facility is governed by a credit agreement with the Bank of America as administrative agent. The SBI ABL Facility consists of revolving loans, with a portion available for letters of credit and a portion available as swing line loans, in each case subject to certain terms and limits. The revolving loans may be drawn, repaid and re-borrowed without premium or penalty. As of September 30, 2013, the SBI ABL Facility provides for aggregate borrowings of up to $400.0 million from time to time, subject to a borrowing base formula, and includes a letter of credit sub-facility and a swingline sub-limit. As at September 30, 2013, SBI had aggregate borrowing availability of approximately $288.9 million, net of lender reserves of $8.6 million and outstanding letters of credit of $37.2 million. The SBI ABL Facility is due on May 24, 2017.
(6)	On March 27, 2013, FGL issued $300.0 million aggregate principal amount of 6.375% senior notes due April 1, 2021. FGL used the net proceeds from that offering to pay a $73.0 million dividend, purchase a $195.0 million surplus note from FGL Insurance (which funds will be used to support the growth of its business and for general corporate purposes) and for FGL’s general corporate purposes.
(7)	On February 14, 2013, in connection with the closing of the transactions in connection with the formation of the EXCO/HGI JV, the EXCO/HGI JV entered into a revolving credit facility. The revolving credit facility provides for borrowings of up to $470.0 million. As of September 30, 2013, $364.0 million was drawn under this agreement and HGI’s proportionate share of the obligation was $271.2 million.
(8)	On May 13, 2011 and August 5, 2011, we issued 280,000 shares of Series A Preferred Stock (the “Series A”) and 120,000 shares of Series A-2 Preferred Stock (the “Series A-2” and together with the Series A, the “Preferred Stock”), respectively, in private placements pursuant to securities purchase agreements, for aggregate gross proceeds of $400.0 million. The Preferred Stock (i) is redeemable for cash (or, if a holder does not elect cash, automatically converted into common stock) on May 13, 2018, (ii) is convertible, at the option of the holder at any time, into our common stock at an initial conversion price of $6.50 per share for the Series A and $7.00 per share for the Series A-2, both subject to anti-dilution adjustments, (iii) has a liquidation preference of the greater of 150% of the purchase price or the value that would be received if it were converted into common stock, (iv) accrues a cumulative quarterly cash dividend at an annualized rate of 8% and (v) has a quarterly non-cash principal accretion at an annualized rate of 4% that will be reduced to 2% or 0% if we achieve specified rates of growth measured by increases in its net asset value. Effective April 1, 2012, and October 1, 2012, such accretion rate was reduced from, respectively, 4% to 2% for the remainder of Fiscal 2012, and then from 2% to 0% for the period subsequent to Fiscal 2012, as a result of achieving a specified level of growth in our net asset value as calculated in accordance with the terms of the certificates of designation governing the Preferred Stock. The Preferred Stock is entitled to vote, subject to certain regulatory limitations, and to receive cash dividends and in-kind distributions on an as-converted basis with the common stock. See Note 18 to the Consolidated Financial Statements in our 2013 Annual Report.

HARBINGER GROUP INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in millions, except per share amounts)

On September 4, 2013, Harbinger Group Inc. (“HGI” or the “Company”) announced that its majority owned subsidiary, Spectrum Brands Holdings Inc. (collectively with its consolidated subsidiaries, “Spectrum Brands”), issued new term loans in two tranches in the aggregate principal amount of $1.15 billion (in aggregate, defined as the “Spectrum Brands New Term Loans”). The first tranche (“Tranche A”) was issued in the aggregate principal amount of $850.0, and the second tranche (“Tranche C”) was issued in the aggregate principal amount of $300.0. Tranche A will bear interest at a rate of 3.0% and mature on September 4, 2017. Tranche C will bear interest at a rate of 3.625% and mature on September 4, 2019. The Spectrum Brands New Term Loans were priced at 99.5% of par. Spectrum Brands’ existing term loans outstanding are referred to as the “Tranche B Loans,” and are reflected in our historical consolidated financial statements. Spectrum Brands used the net proceeds from this offering (i) to fund the consummation of the previously announced cash tender offer and consent solicitation to purchase all of its outstanding 9.5% senior secured notes (“9.5% Notes”) due 2018, (ii) to fund the satisfaction and discharge with respect to the 9.5% Notes not tendered in the above mentioned tender offer and consent solicitation and (iii) retained the remainder for working capital and general corporate purposes. Unless as indicated otherwise, words defined in this section have the meaning ascribed to them solely for purposes of this section.

HGI issued $225.0 aggregate principal amount of incremental 7.875% Senior Secured Notes due 2019 (“New Notes”) at a premium of 101.5% in July 2013. The New Notes were incremental to the $700.0 aggregate principal amount 7.875% Senior Secured Notes due 2019 issued in December 2012 at an aggregate price equal to 99.36% of the principal amount thereof, with a net original issue discount of $4.5 (the “7.875% Notes”) and used part of the proceeds of the offering to accept for purchase $500.0 aggregate principal amount of its 10.625% Senior Secured Notes due 2015 (the “10.625% Notes”) pursuant to a tender offer and redemption of the 10.625% Notes.

On February 14, 2013, HGI Energy Holdings, LLC (“HGI Energy”), a Delaware limited liability company and a wholly-owned subsidiary of HGI completed a joint venture with EXCO Resources, Inc. (“EXCO”) to create a private oil and natural gas limited partnership (the “Partnership”) which purchased and will operate EXCO’s producing U.S. conventional oil and natural gas assets located in West Texas, including and above the Canyon Sand formation, as well as in the Danville, Waskom, Holly and Vernon fields in East Texas and North Louisiana, including and above the Cotton Valley (the “Contributed Properties”). In addition, on March 5, 2013, the Partnership acquired conventional oil and natural gas assets from an affiliate of BG Group plc (“BG Acquisition”). As a result of the BG Acquisition, the Partnership acquired certain conventional oil and natural gas assets in the Danville, Waskom and Holly fields in East Texas and North Louisiana, including and above the Cotton Valley formation, from an affiliate of BG Group plc. These properties represent an incremental working interest in certain properties already purchased by the Partnership from EXCO. For the purposes of these unaudited pro forma condensed combined financial statements, the Partnership with EXCO will be referred to as the “Joint Venture.”

The Company, through its majority-owned subsidiary Spectrum Brands, has also acquired the residential hardware and home improvement business (“the HHI Group”) from Stanley Black & Decker, Inc. (“Stanley Black & Decker”), which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business (the “HHI Group Acquisition”). The HHI Group has a broad portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. A portion of the HHI Group Acquisition closed on December 17, 2012 (the “First Closing”) and a second portion closed on April 8, 2013, consisting of the purchase of certain assets of Tong Lung Metal Industry Co. Ltd., a Taiwan Corporation (“TLM Taiwan”), which is involved in the production of residential locksets (the “Second Closing”).

In connection with the HHI Group Acquisition, Spectrum Brands assumed $520.0 aggregate principal amount of 6.375% Senior Notes due 2020 (the “6.375% Notes”) and $570.0 aggregate principal amount of 6.625% Senior Notes due 2022 (the “6.625% Notes”). Spectrum Brands financed the remaining portion of the HHI Group Acquisition with a new $800.0 term loan facility, of which $100.0 is stated in Canadian dollar equivalents (the “Term Loan”). A portion of the Term Loan proceeds was also used to refinance the former term loan facility, maturing June 17, 2016, which had an aggregate amount outstanding of $370.2 prior to refinancing.

In March 2013, Fidelity & Guaranty Life Holdings, Inc. (“F&G”), a wholly-owned subsidiary of the Company, issued $300.0 of 6.375% Senior Notes due 2021 (the “Insurance Notes”).

The unaudited pro forma condensed combined financial statements shown below reflect historical financial information and have been prepared on the basis that the HHI Group Acquisition by Spectrum Brands and the oil and natural gas assets acquired by the Joint Venture were accounted for as business combinations using the acquisition method of accounting. Accordingly, the consideration transferred and the assets acquired and liabilities assumed have been measured at their respective fair values with any excess of the consideration transferred over the fair value of the net assets acquired reflected as goodwill. The unaudited pro forma condensed combined financial statements presented assume that the HHI Group is a wholly-owned subsidiary of Spectrum Brands. In addition, the Joint Venture is accounted for by HGI using the equity method of accounting, pursuant to a gross proportionate presentation, as HGI has significant influence but does not control the joint venture for consolidation purposes under accounting principles generally accepted in the United States of America or “U.S. GAAP”. Accordingly, HGI has reflected 74.5% of the Joint Venture’s assets, liabilities, revenues and expenses in its financial statements, which is equal to its economic interest in the Joint Venture.

As of September 30, 2013, the (i) First Closing and Second Closing of the HHI Group Acquisition and related financing, (ii) the refinancing of the 10.625% Notes with the 7.875% Notes, (iii) the Joint Venture, (iv) the issuance of the Insurance Notes, (v) the issuance of the New Notes and (vi) the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes are reflected in HGI’s historical audited consolidated balance sheet. Therefore, no unaudited pro forma condensed combined balance sheet has been included herein. See below for further description of the pro forma effect of each of the above-described transactions on the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013.

The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013 is presented to reflect (i) the full-period effect of the HHI Group Acquisition and related financing, (ii) the full-period effect of the Joint Venture, (iii) the full-period effect of the refinancing of the 10.625% Notes with the 7.875% Notes, (iv) the full-period effect of the issuance of the Insurance Notes, (v) the full-period effect of the issuance of the New Notes, and (vi) the full-period effect of the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes.

The unaudited pro forma condensed combined financial statements and the notes thereto were based on and should be read in conjunction with:

•	HGI’s historical audited consolidated financial statements and notes thereto for the year ended September 30, 2013; and

•	Spectrum Brands’ historical audited consolidated financial statements and notes thereto for the year ended September 30, 2013.

The fair values of the Joint Venture and the HHI Group are based upon our current valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). A final determination of the fair values of the assets acquired and liabilities assumed will include management’s consideration of a final valuation. HGI currently expects that the process of determining fair value of the tangible and intangible assets acquired and liabilities assumed will be completed within one year of the acquisition date. Material revisions to HGI’s estimates could be necessary as more information becomes available through the completion of this final determination. The final amounts may be materially different from the information presented in these unaudited pro forma condensed combined financial statements due to a number of factors, including changes in market conditions and financial results which may impact cash flow projections used in the valuation and the identification of additional conditions that existed as of the date of the acquisition.

HGI’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the HHI Group Acquisition and related financing, the Joint Venture, the refinancing of the 10.625% Notes with the 7.875% Notes, the issuance of the Insurance Notes, the issuance of the New Notes, and the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes, (ii) factually supportable, and (iii) expected to have a continuing impact on HGI’s results. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructuring, or the costs that would be incurred to achieve such revenue enhancements and cost savings, which could result from the above transactions.

The pro forma adjustments are based upon available information and assumptions that management believes reasonably reflect the HHI Group Acquisition and the related financing; the Joint Venture; the refinancing of the 10.625% Notes with the 7.875% Notes; the issuance of the Insurance Notes; the issuance of the New Notes; and the issuance of the Spectrum Brands New Term Loans and related extinguishment of the 9.5% Notes. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what our actual consolidated results of operations or our consolidated financial position would have been had the transactions described above, and other identified events occurred on the date assumed, nor are they necessarily indicative of our future consolidated results of operations or financial position.

Harbinger Group Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For The Year Ended September 30, 2013

(Amounts in millions, except per share amounts)

	Historical	Pro Forma Adjustments
	Year Ended September 30, 2013 Harbinger Group Inc.	Joint Venture (74.5%)	Notes	HHI	Notes	Insurance Notes, 7.875% Notes and New Notes	Notes	Spectrum Brands New Term Loans	Notes	Pro Forma Combined
Revenues:
Net consumer product sales	$4,085.6	$—		$226.2	3(h)	$—		$—		$4,311.8
Oil and natural gas	90.2	53.7	4(g)	—		—		—		143.9
Insurance premiums	58.8	—		—		—		—		58.8
Net investment income	734.7	—		—		—		—		734.7
Net investment gains	511.6	—		—		—		—		511.6
Insurance and investment product fees and other	62.5	—		—		—		—		62.5

Total revenues	5,543.4	53.7		226.2		—		—		5,823.3

Operating costs and expenses:
Consumer products cost of goods sold	2,695.3	—		123.0	3(a,h)	—		—		2,818.3
Oil and natural gas direct operating costs	44.0	27.0	4(g)	—		—		—		71.0
Benefits and other changes in policy reserves	531.8	—		—		—		—		531.8
Selling, acquisition, operating and general expenses	1,220.5	14.4	4(a,b,c,d)	15.3	3(b,c,d,h)	—		—		1,250.2
Impairment of oil and natural gas properties	54.3	—		—		—		—		54.3
Amortization of intangibles	260.1	—		—		—		—		260.1

Total operating costs and expenses	4,806.0	41.4		138.3		—		—		4,985.7

Operating income	737.4	12.3		87.9		—		—		837.6
Interest expense	(511.9)	(3.2)	4(e)	(1.2)	3(e)	33.6	6(a),7(b)	163.6	8(b)	(319.1)
Loss from the change in the fair value of the equity conversion feature of preferred stock	(101.6)	—		—		—		—		(101.6)
Other (expense) income, net	(5.6)	—		0.4	3(h)	—		—		(5.2)

Income from continuing operations before income taxes	118.3	9.1		87.1		33.6		163.6		411.7
Income tax expense	187.3	—	4(f)	8.7	3(f,h)	—	6(b),7(c)	—	8(c)	196.0

Net (loss) income	(69.0)	9.1		78.4		33.6		163.6		215.7
Less: Net (loss) income attributable to noncontrolling interest	(23.2)	—		32.0	3(g)	—		—		8.8

Net (loss) income attributable to controlling interest	(45.8)	9.1		46.4		33.6		163.6		206.9
Less: Preferred stock dividends and accretion	48.4	—		—		—		—		48.4

Net (loss) income attributable to common and participating preferred stockholders	$(94.2)	$9.1		$46.4		$33.6		$163.6		$158.5

Net (loss) income per common share attributable to controlling interest:
Basic	$(0.67)									$0.78
Diluted	$(0.67)									$0.77
Weighted-average common shares
Basic	139.9									139.9 (9)
Diluted	139.9									143.0 (9)

See accompanying notes to unaudited pro forma condensed combined financial statements.

HARBINGER GROUP INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(Amounts in millions, except per share amounts)

(1) BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined financial statements have been prepared using the historical consolidated financial statements of HGI. The HHI Group Acquisition was accounted for using the acquisition method of accounting. The Joint Venture has been accounted for using the equity method of accounting, pursuant to a gross proportionate presentation, as HGI has significant influence but does not control the Joint Venture for consolidation purposes under U.S. GAAP. Accordingly, HGI has reflected 74.5% of the Joint Venture’s assets, liabilities, revenues and expenses in its financial statements which is equal to its economic interest in the Joint Venture.

Since separate historical financial statements in accordance with U.S. GAAP, have never been prepared for the Joint Venture, certain indirect expenses, as further described in Note 5, Excluded Costs-Joint Venture, were not allocated to the Joint Venture and have been excluded from the accompanying unaudited pro forma condensed combined financial statements.

(2) SIGNIFICANT ACCOUNTING POLICIES

The accounting policies for the Joint Venture and the HHI Group have been included in our historical consolidated financial statements for a portion of the year ended September 30, 2013. The oil and natural gas accounting policies were adopted on February 14, 2013 upon completion of the Joint Venture with EXCO, with the Joint Venture’s results of operations recorded in our consolidated statement of operations from that date forward. Additionally, the HHI Group’s accounting policies and results of operations were included in our historical consolidated financial statements after the closing dates of December 17, 2012 and April 8, 2013, respectively, discussed in further detail below.

(3) HHI GROUP ACQUISITION—HISTORICAL AND PRO FORMA ADJUSTMENTS

Spectrum Brands acquired the HHI Group from Stanley Black & Decker, which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business. A portion of the HHI Group Acquisition closed on December 17, 2012 (the First Closing) and a second portion closed on April 8, 2013, consisting of the purchase of certain assets of TLM Taiwan, which is involved in the production of residential locksets (the Second Closing), for a negotiated purchase price of $100.0.

(a)	HGI estimated that cost of sales would increase during the first inventory turn subsequent to the acquisition date due to the sale of inventory that was adjusted to fair value in purchase accounting. For the year ended September 30, 2013, an increase of $31.0 to cost of sales that resulted from the sale of inventory adjusted to fair value in purchase accounting was eliminated from the historical results in the unaudited pro forma condensed combined statement of operations, as this amount is considered non-recurring.

(b)	Adjustment reflects increased depreciation expense of $0.4 for the period from October 1, 2012 to April 8, 2013 associated with the adjustment to record the HHI Group’s property, plant and equipment at fair value.

(c)	Adjustment reflects increased amortization expense of $3.1 for the period from October 1, 2012 to April 8, 2013 associated with the adjustment to record the HHI Group’s intangible assets at fair value.

(d)	HGI has incurred $36.9 for the year ended September 30, 2013 of transaction costs, primarily professional fees, in its historical financial results for the periods presented. These costs have been excluded from the unaudited pro forma condensed combined statements of operations, as these amounts are considered non-recurring.

(e)	The related financing from the HHI Group Acquisition resulted in substantial changes to HGI’s debt structure. The interest expense adjustments resulted in a net increase of approximately $1.2 for the year ended September 30, 2013. The pro forma adjustment to interest expense represents the expense for the period from October 1, 2012 to December 16, 2012, with the remaining related interest expense for the year ended September 30, 2013 reflected in our historical consolidated results of operations. The pro forma adjustment consists of the following:

	Assumed Interest Rate	Year Ended September 30, 2013
Term Loan Facility—USD ($700.0)	4.750%	$6.9
Term Loan Facility—CAD ($100.0)	5.000%	1.0
Senior Secured Notes, due 2020 ($520.0)	6.375%	6.9
Senior Secured Notes, due 2022 ($570.0)	6.625%	7.9
Amortization of debt issuance costs		1.1
Amortization of original issue discount		0.2

Total pro forma interest expense		24.0
Less: elimination of interest expense related to prior term loan facility		4.1
Less: elimination of interest expense related to the financing (1)		18.7

Pro forma adjustment to interest expense		$1.2

(1)	The costs associated with the financing of the HHI Group Acquisition (which included the write-off of historical deferred financing costs, bridge financing fees and other financing costs) have been eliminated from the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013, as these amounts are non-recurring.

LIBOR rates are currently below the interest rate floor for our variable rate debt arrangements, and hence, a 1/8% change in interest rates would not impact interest expense in the unaudited pro forma condensed combined statement of operations.

(f)	As a result of Spectrum Brands’ and the HHI Group’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided, no income tax has been provided related to the acquisition related adjustments that impacted pretax income for the year ended September 30, 2013.

(g)	Adjustment reflects non-controlling interest in Spectrum Brands’ pro forma income from continuing operations resulting from the assumed HHI Group Acquisition and related debt transactions using a non-controlling interest factor of 40.8%.

(h)	The pro forma adjustments below relate to the results of the HHI Group’s operations from October 1, 2012 to December 16, 2012 related to the First Closing and the results of the operations of the Second Closing from October 1, 2012 to April 8, 2013, both of which are not included within the historical results. The results of operations for the period from April 9, 2013 to September 30, 2013 are included in HGI’s historical results.

	First Closing	Second Closing	Total
	Period from October 1, 2012 to December 16, 2012	Period from October 1, 2012 to April 8, 2013	Adjustments Related to the First Closing and Second Closing
Net sales	$191.8	$34.4	$226.2
Cost of goods sold	123.3	30.7	154.0
Selling, general and administrative expenses	44.1	4.6	48.7
Other income	—	0.4	0.4
Tax expense (1)	8.9	(0.2)	8.7

(1)	The tax adjustment for the period from October 1, 2012 to December 16, 2012 was computed using a combined federal and state effective tax rate of 36.5% based on the domestic effective tax rate reflected in HHI Group’s audited financial statements for the period ended September 29, 2012.

(4) PRO FORMA ADJUSTMENTS—JOINT VENTURE

(a)	HGI has incurred $9.2 of transaction costs for the year ended September 30, 2013. These costs have been excluded from the unaudited pro forma condensed combined statements of operations as these costs are considered non-recurring.

(b)	Pro forma adjustment to provide depreciation, depletion and amortization of $19.8 for the period from October 1, 2012 to February 13, 2013, based on pro forma fair values attributable to the amortizable full cost pool and historical oil and natural gas production for such period.

(c)	Pro forma adjustment to reflect accretion of the discount of $0.6 attributable to asset retirement obligations for the period from October 1, 2012 to February 13, 2013, with respect to the asset retirement obligations attributable to the Joint Venture.

(d)	Pro forma adjustment of $3.2 to reflect general and administrative costs for the period from October 1, 2012 to February 13, 2013, for estimated contractual reimbursements to EXCO pursuant to an Administrative Services Agreement, or ASA, and other direct general and administrative expenses to the Joint Venture stipulated in the ASA.

(e)	Pro forma adjustment to reflect interest expense of $3.2 for the period from October 1, 2012 to February 13, 2013 as if the revolving credit facility and the initial borrowing under the facility had taken place on October 1, 2011 and was outstanding for the entire period, based on an interest rate of 2.7%. This amount includes amortization of deferred financing costs incurred in connection with the revolving credit facility of $0.4. An increase or decrease of 1/8% in the assumed interest rate of the credit facility for the period from October 1, 2012 to February 13, 2013 would impact pro forma interest expense by $0.3 for the year ended September 30, 2013.

(f)	The Joint Venture is not directly subject to federal income taxes. Instead, its taxable income or loss is allocated to its individual partners, and will not have an impact on HGI’s current and deferred tax position due to HGI’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided.

(g)	Pro forma adjustment to reflect the historical revenues and direct operating expenses for the Joint Venture for the period from October 1, 2012 to February 13, 2013.

(5) EXCLUDED COSTS—JOINT VENTURE

Prior to the formation of the Joint Venture, the Joint Venture’s properties were part of a much larger organization where indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Joint Venture’s properties and have therefore been excluded from the unaudited pro forma condensed combined financial statements.

(6) PRO FORMA ADJUSTMENTS— 7.875% NOTES AND NEW NOTES

(a)	In December 2012, HGI issued the 7.875% Notes and used part of the proceeds of the offering to accept for purchase $500.0 aggregate principal amount of its 10.625% Notes pursuant to a tender offer and subsequent redemption for the 10.625% Notes. Under the terms of the 10.625% Notes, HGI redeemed these Notes at 100% of the principal amount plus a breakage fee, plus accrued and unpaid interest. In connection with the 7.875% Notes in December 2012, HGI recorded $58.9 of charges to “Interest Expense” in the audited consolidated statements of operations for the year ended September 30, 2013, consisting of $45.7 of cash charges for fees and expenses related to the issuance of the 7.875% Notes, $0.2 of cash charges related to the remaining $2.0 aggregate principal amount of the Company’s 10.625% Notes, and $13.0 of non-cash charges for the write down of debt issuance costs and net unamortized discount. These costs have been excluded from the unaudited pro forma condensed combined financial statements as these amounts are considered non-recurring.

In addition to the above, in July 2013, HGI issued an incremental $225.0 aggregate principal amount 7.875% of Senior Secured Notes due 2019. The New Notes were issued at a premium of 101.5%. In connection with the New Notes offering, the Company recorded $5.1 of deferred financing fees during the year ended September 30, 2013.

The expected increase in the interest expense related to the issuance of the 7.875% Notes and the New Notes for the year ended September 30, 2013 was calculated as follows:

Year Ended September 30, 2013
Estimated expense on 7.875% Notes	$55.1
Amortization of original issue discount on 7.875% Notes	0.5
Amortization of debt issuance costs on 7.875% Notes	2.4
Estimated expense on New Notes	17.7
Amortization of original issue premium on New Notes	(0.5)
Amortization of debt issuance costs on New Notes	0.7

Total pro forma annual interest expense	75.9
Less: Elimination of historical interest expense	61.2

Pro forma adjustment to interest expense	$14.7

(b)	The increase in pro forma interest expense for the 7.875% Notes and New Notes will not have an impact on HGI’s current and deferred tax position due to HGI’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided.

(7) INSURANCE NOTES

On March 22, 2013, HGI announced that its wholly-owned subsidiary, F&G, priced an offering of $300.0 aggregate principal amount of 6.375% Senior Notes due 2021. The notes were priced at par with a coupon of 6.375%, and will mature on April 1, 2021. F&G used the net proceeds from this offering to (i) pay a dividend of $73.0, (ii) purchase a $195.0 surplus note from Fidelity & Guaranty Life Insurance Company (“FGLIC”) and (iii) retained the remainder for general corporate purposes.

(a)	The deferred financing fees associated with the Insurance Notes were $10.2. The pro forma adjustment related to the annual amortization of the deferred financing fees for the year ended September 30, 2013 was $3.0.

(b)	The expected increase in the interest expense related to the issuance of the Insurance Notes for the year ended September 30, 2013 was calculated as follows:

Year Ended September 30, 2013
Estimated expense on Insurance Notes	$19.1
Amortization of debt issuance costs on Insurance Notes	3.0

Total pro forma annual interest expense	22.1
Less: Elimination of historical interest expense	11.5

Pro forma adjustment to interest expense	$10.6

(c)	The increase in pro forma interest expense for the Insurance Notes will not have an impact on HGI’s current and deferred tax position due to HGI’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been provided.

(8) SPECTRUM BRANDS NEW TERM LOANS

On September 4, 2013, HGI announced that its majority-owned subsidiary, Spectrum Brands, issued new term loans in two tranches in the aggregate principal amount of $1.15 billion. Tranche A was issued in the aggregate principal amount of $850.0, and Tranche C was issued in the aggregate principal amount of $300.0. Tranche A will bear interest at a rate of 3.0% and mature on September 4, 2017. Tranche C will bear interest at a rate of 3.625% and mature on September 4, 2019. The Spectrum Brands New Term Loans were priced at 99.5% of par. The Tranche B Loans are reflected in our historical consolidated financial statements. Spectrum Brands used the net proceeds from this offering (i) to fund the consummation of the previously announced cash tender offer and consent solicitation to purchase all of its outstanding 9.5% Notes due 2018, (ii) to fund the satisfaction and discharge with respect to the 9.5% Notes not tendered in the above mentioned tender offer and consent solicitation and (iii) retained the remainder for working capital and general corporate purposes.

(a)	The deferred financing fees associated with the Spectrum Brands New Term Loans were $16.4. The pro forma adjustment related to the amortization of the deferred financing fees for the year ended September 30, 2013 was $3.4.

(b)	The interest expense adjustments for the period from October 1, 2012 to September 3, 2013 resulted in a net decrease of $163.6 for the fiscal year ended September 30, 2013. The adjustment consists of the following:

	Interest Rate	Year Ended September 30, 2013
Spectrum Brands New Term Loans—Tranche A ($850.0)	3.0%	$23.4
Spectrum Brands New Term Loans—Tranche C ($300.0)	3.625%	10.0
Amortization of debt issuance costs		3.4
Amortization of original issue discount		1.2

Total pro forma interest expense		38.0
Less: elimination of interest expense related to 9.5% Notes		79.4
Less: elimination of one-time interest expense items related to the financing		122.2

Pro forma adjustment to interest expense		$(163.6)

LIBOR rates are currently below the interest rate floor for Spectrum Brands’ variable rate debt arrangements, and hence, a 1/8% change in interest rates would not impact interest expense in the unaudited pro forma condensed combined statement of operations.

(c)	As a result of HGI and Spectrum Brands’ existing income tax loss carryforwards in the U.S., for which valuation allowances have been established, no income tax adjustments have been provided related to the Spectrum Brands New Term Loans.

(9) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

Year ended September 30, 2013
Net income attributable to common and participating preferred stockholders	$158.5
Participating shares at end of period:
Common shares outstanding	138.9
Preferred shares (as-converted basis)	62.0

Total	200.9

Percentage of income allocated to:
Common shares	69.1%
Preferred shares	30.9%
Net income attributable to common shares—basic	$109.6
Dilutive adjustments to income attributable to common shares from assumed conversion of preferred shares, net of tax:
Income allocated to preferred shares in basic calculation	—
Reversal of preferred stock dividends and accretion	—
Reversal of income related to fair value of preferred stock conversion feature	—

Net adjustment	—

Net income attributable to common shares—diluted	$109.6

Weighted-average common shares outstanding—basic	139.9
Dilutive effect of preferred stock	—
Dilutive effect of unvested restricted stock and restricted stock units	2.5
Dilutive effect of stock options	0.6

Weighted-average shares outstanding—diluted	143.0

Net income per common share attributable to controlling interest:
Basic	$0.78
Diluted	$0.77

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to the form and terms of our initial notes except that, unlike our initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not our affiliates or subject to restrictions due to being a broker-dealer, (ii) are not entitled to the registration rights applicable to the initial notes under the Registration Rights Agreements and (iii) our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes. In addition, our obligation to pay interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on January 30, 2014, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of this exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if this exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1) Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

(2) Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at DTC in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, before 5:00 p.m., New York City time, on the expiration date.

(3) Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1) a member firm of a registered national securities exchange or of the Financial, Industry, Regulatory Authority, Inc. (“FINRA”);

(2) a commercial bank or trust company having an office or correspondent in the United States; or

(3) an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(i) by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(ii) for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1) the registered holder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2) a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3) a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4) trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1) you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2) any exchange notes acquired by you pursuant to this exchange offer are being acquired in the ordinary course of business, whether or not you are the holder;

(3) you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such exchange notes and is not participating in, and does not intend to participate in, the distribution of such exchange notes;

(4) you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” (as defined in Rule 405 of the Securities Act), of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5) if you are not a broker-dealer, you represent that you are not engaged in, and do not intend to engage in, a distribution of exchange notes; and

(6) if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes that were acquired by you as a result of market-making or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the Registration Rights Agreements relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender the initial notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against such participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message, or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents, is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before 5:00 p.m., New York City time, on the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your initial notes in this exchange offer if:

(1) you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act;

(2) before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal (or facsimile of the letter of transmittal), and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange (the “NYSE”) trading days after the expiration date, the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. None of us, the exchange agent or any other person will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to this exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of this exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the initial notes tendered. This proxy will be considered coupled with an interest in the tendered initial notes. This appointment will be effective only when, and to the extent that, we accept your notes in this exchange offer. All prior proxies on these initial notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1) specify the name of the person having tendered the initial notes to be withdrawn;

(2) identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3) be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender;

(4) specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(5) if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1) there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

(2) there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes;

(3) there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for the exchange notes under the Trust Indenture Act;

(4) there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer; and

(5) we obtain all governmental approvals that we deem necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to this exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1) refuse to accept and return to their holders any initial notes that have been tendered;

(2) extend the exchange offer and retain all initial notes tendered before 5:00 p.m., New York City time, on the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3) waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the offering of the initial notes and the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:

Wells Fargo Bank, National Association

Corporate Trust Operations

MAC N9303-121

PO Box 1517

Minneapolis, MN 55480

By hand/overnight delivery:

Wells Fargo Bank, National Association

Corporate Trust Operations

MAC N9303-121 Sixth & Marquette Avenue

Minneapolis, MN 55479

Confirm by telephone: (800) 344-5128

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1) certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2) tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3) a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer May Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1) because of any change in law or in applicable interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer;

(2) the exchange offer is not consummated by the 410th day after December 24, 2012;

(3) any initial purchaser so requests with respect to initial notes held by it that are not eligible to be exchanged for exchange notes in this exchange offer; or

(4) any other holder is prohibited by law or SEC policy from participating in this exchange offer or any holder (other than an exchanging broker-dealer) that participates in the exchange offer does not receive freely tradable exchange notes on the date of the exchange and, in each case, such holder so requests, in which case the Registration Rights Agreements require us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

In this Description of Notes, “HGI” refers only to Harbinger Group Inc., and any successor obligor on the notes, and not to any of its subsidiaries, “existing notes” refers to the 7.875% Senior Secured Notes due 2019 issued on December 24, 2012 and July 15, 2013, “additional notes” refers to all additional notes that may be issued under the indenture, “exchange notes” refers to the 7.875% Senior Secured Notes due 2019 offered hereby and “notes” refers to, collectively, the existing notes and the exchange notes. You can find the definitions of certain terms used in this description under “—Certain Definitions.”

HGI will issue up to $925.0 million aggregate principal amount of exchange notes offered hereby under the indenture, dated as of December 24, 2012, between HGI and Wells Fargo Bank, National Association, as trustee and collateral agent, in exchange for a like aggregate principal amount of existing notes. The exchange notes that we will issue you in exchange for your existing notes will be substantially identical to your existing notes except that, unlike your existing notes, the exchange notes will have no transfer restrictions or registration rights.

The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. There are currently $925.0 million aggregate principal amount of existing notes outstanding. The terms “Issue Date” and “date of the indenture” refer to December 24, 2012, the date of issuance of the $700.0 million aggregate principal amount of existing notes issued on December 24, 2012. On July 15, 2013, $225.0 million aggregate principal amount of existing notes were issued as additional notes under the indenture. All notes will vote together as a single class for all purposes of the indenture and will vote together as one class on all matters with respect to the notes. The notes offered hereby and any future issue of additional notes will be secured, equally and ratably, with the existing notes. Any future issue of additional notes, will have the effect of diluting the security interest of the Collateral (as defined below) for any notes outstanding prior to such issuance.

The following is a summary of the material provisions of the indenture and the Collateral Trust Agreement. Because this is a summary, it may not contain all the information that is important to you. You should read these documents in their entirety. Copies of these documents are available as described under “Where You Can Find More Information.”

Basic Terms of Notes

The notes are:

•	senior secured obligations of HGI, that are secured, along with the existing notes, by a first priority Lien (subject to certain exceptions and Permitted Liens) on the Collateral referred to below;

•	ranked equally in right of payment with all existing and future unsubordinated Debt of HGI and effectively senior to all unsecured Debt of HGI to the extent of the value of the Collateral; and

•	ranked senior in right of payment to all of HGI’s and the Guarantors’ future Debt that expressly provides for its subordination to the notes and the Note Guaranties (as defined below).

Maturity and Interest

The notes will mature on July 15, 2019; provided, however, that unless HGI shall have redeemed, repurchased, otherwise retired or converted into HGI common stock, all of the then outstanding Existing Preferred Stock on or prior to May 13, 2018 in accordance with the terms of the applicable Certificate of Designations of each series of Existing Preferred Stock, then the notes will mature on May 13, 2018. Interest on the notes will accrue at the rate of 7.875% per annum. HGI will pay interest on the notes semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2014 for holders of the notes, to holders of record on the immediately preceding January 1 and July 1. Interest on the notes will accrue from the most recent date to which interest has been paid (including, with respect to exchange notes, interest paid on the initial notes surrendered for such exchange notes). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

HGI will pay interest on overdue principal of the notes at a rate equal to 1.0% per annum in excess of the rate of 7.875% per annum and will pay interest on overdue installments of interest at such higher rate, in each case to the extent lawful.

Additional Notes

Subject to the covenants described below, HGI may issue additional notes under the indenture in an unlimited principal amount having the same terms in all respects as the notes, or in all respects except with respect to interest paid or payable on or prior to the first interest payment date after the issuance of such notes. The existing notes, the notes offered hereby and any additional notes will be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the notes. Additional notes cannot be issued under the same CUSIP number unless the additional notes and original notes are fungible for U.S. federal income tax purposes.

Guaranties

If any Subsidiary of HGI guarantees any Debt of HGI, such Subsidiary must provide a full and unconditional guaranty of the notes (a “Note Guaranty”).

Each Note Guaranty will be limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Note Guaranty.

The Note Guaranty of a Guarantor will terminate upon:

(1) a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to HGI or a Subsidiary of HGI) not prohibited by the indenture,

(2) a Guarantor ceases to guarantee any Debt of HGI, or

(3) defeasance or discharge of the notes, as provided in “—Defeasance and Discharge.” As of the date hereof, there are no Guarantors.

Ranking

The indebtedness evidenced by the notes ranks equally in right of payment with existing and future senior Debt of HGI and is secured on an equal basis with all other existing and future Pari-Passu Obligations (as defined below) by a first-priority security interest in the Collateral as described under “—Collateral”.

As of September 30, 2013:

•	HGI had no other Debt which would be pari passu in right of payment with the notes and would be secured on an equal basis with the notes.

•	Subject to the limits described under “—Certain Covenants—Limitation on Debt and Disqualified Stock” and “—Limitation on Liens”, HGI may incur additional Debt, some of which may be secured.

•	The total liabilities of HGI on an unconsolidated and consolidated basis was $1.3 billion and $26.4 billion.

HGI is organized and intended to be operated as a holding company that owns Equity Interests of various Subsidiaries. It is not expected that future-operating Subsidiaries will guarantee the notes. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, and creditors holding debt and guarantees issued by those

Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of HGI, including holders of the notes, and holders of minority interests in such Subsidiaries will have ratable claims with claims of creditors of HGI. The notes therefore will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of HGI. As of September 30, 2013, the total liabilities of Spectrum Brands were approximately $4.7 billion, including trade payables. As of September 30, 2013, the total liabilities of FGL were approximately $21.3 billion, including approximately $15.2 billion in annuity contractholder funds, approximately $3.6 billion in future policy benefits and approximately $300.0 million of indebtedness under the FGH Notes. As of September 30, 2013, the total liabilities of HGI Asset Management Holdings, LLC were approximately $0.4 million and were approximately $504.7 million when consolidated with Salus and Five Island. As of September 30, 2013, the total liabilities of HGI Energy were approximately $431.6 million. The indenture does not limit the incurrence of Debt (or other liabilities) and Disqualified Stock of Subsidiaries that are not guarantors. See “—Certain Covenants—Limitation on Debt and Disqualified Stock.”

HGI’s ability to pay interest on the notes is dependent upon the receipt of dividends and other distributions from its Subsidiaries. The availability of distributions from its Subsidiaries will be subject to the satisfaction of various covenants and conditions contained in the applicable Subsidiary’s existing and future financing and organizational documents, as well as applicable law, rule and regulation. See “Risk Factors—Risks Related to the Notes—We are a holding company and our only material assets are our equity interests in our operating subsidiaries and our other investments; as a result, our principal source of revenue and cash flow is distributions from our subsidiaries; our subsidiaries may be limited by law and by contract in making distributions to us.”

Security

General

HGI’s obligations under the notes and the indenture are secured by a first priority Lien on all assets of HGI (other than Excluded Property, and subject to certain Permitted Collateral Liens), including without limitation:

•	all Equity Interests of Spectrum, Harbinger F&G, HGI Funding LLC, HGI Energy Holdings, LLC and HGI Asset Management Holdings, LLC owned by HGI and related assets, including all general intangibles under contracts (including without limitation, the registration rights agreement) that HGI has with Spectrum;

•	all cash and investment securities owned by HGI;

•	all general intangibles owned by HGI; and

•	any proceeds thereof (collectively, the “Collateral”).

HGI will be able to Incur additional Debt in the future that could equally and ratably share in the Collateral. The amount of such Debt is limited by the covenants described under “—Certain Covenants—Limitation on Debt and Disqualified Stock” and “—Limitation on Liens.”

After-Acquired Property

If any property (other than Excluded Property) is acquired by HGI or a Guarantor that is not automatically subject to a perfected security interest under the Security Documents, any Excluded Property ceases to fit within the definition thereof, or a Subsidiary becomes a Guarantor, then HGI or such Guarantor will, promptly after such property’s acquisition, such property ceasing to be Excluded Property or such Subsidiary becoming a Guarantor, provide security over such property (or, in the case of a new Guarantor, all of its assets (except any Excluded Property)) in favor of Wells Fargo Bank, National Association, as collateral agent (the “Collateral Agent”) and deliver certain certificates to the Collateral Agent and opinions in respect thereof as specified in the indenture and the Security Documents.

Security Agreement

The security interests described above were effected pursuant to a Security and Pledge Agreement. So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, HGI will be entitled to exercise any voting and other consensual rights pertaining to all Equity Interests pledged pursuant to the Security and Pledge Agreement and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Security and Pledge Agreement) and to collect, invest and dispose of any income or dividends thereon. The Security and Pledge Agreement, however, generally requires HGI to deliver to the Collateral Agent, and for the Collateral Agent to maintain in its control and possession, certificates evidencing pledges of Equity Interests or, in the case of Equity Interests that are held through a securities intermediary, control through a securities account control agreement entered into by the Collateral Agent with such securities intermediary and HGI or, in the case of Equity Interests that are uncertificated, control through an issuer control agreement entered into by the Collateral Agent with the issuer of such uncertificated Equity Interests or, to the extent such a securities account control agreement or an issuer control agreement is not entered into, through registration of such Equity Interests in the name of the Collateral Agent. Upon the occurrence and during the continuance of an Event of Default, the Security and Pledge Agreement provides that the Collateral Agent may, and upon the instructions of the Authorized Representatives (as set forth below under “—Collateral Trust Agreement”) shall, foreclose upon and sell the applicable Collateral and distribute the net proceeds of any such sale to the trustee and the holders of the notes and other Pari-Passu Obligations, subject to applicable laws and applicable governmental requirements. Upon such event and until the relevant Event of Default is cured or waived, all of the rights of HGI or the applicable Guarantor to exercise voting or other consensual rights with respect to the Collateral shall cease, and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights.

The Security and Pledge Agreement, the Collateral Trust Agreement and the indenture provide that HGI and each Guarantor shall, at its sole expense, do all acts which may be reasonably necessary to confirm that the Collateral Agent holds, for the benefit of the holders of the notes and the trustee, duly created, enforceable and perfected first-priority Liens in the Collateral, subject to Permitted Collateral Liens. As necessary, or upon reasonable request of the Collateral Agent, HGI and each Guarantor shall, at its sole expense, execute, acknowledge and deliver such documents and instruments (including the filing of financing statements or amendments or continuations thereto) and take such other actions which may be necessary to assure, perfect, transfer and confirm the rights conveyed by the Security and Pledge Agreement and any other Security Documents, to the extent permitted by applicable law.

The Security and Pledge Agreement also provides that upon the occurrence of a Default, HGI will be required to exercise all of its contractual rights and use its commercially reasonable efforts to, as promptly as possible, cause Spectrum to file and become effective a shelf registration that shall be in form suitable for use by the Collateral Agent in connection with any disposition of Spectrum Equity Interests constituting part of the Collateral in connection with any exercise of remedies, and to keep such shelf registration statement effective at all times until the earlier of the time (i) the notes are repaid in full or (ii) all Spectrum Equity Interests pledged as Collateral have been disposed of by the Collateral Agent.

Collateral Trust Agreement

General

HGI (together with any Guarantors, the “Trustors”), the trustee and the Collateral Agent will be parties to the Collateral Trust Agreement as of the Issue Date. The Collateral Trust Agreement sets forth the terms on which the Collateral Agent (directly or through co-trustees or agents) will accept, hold, administer, enforce and distribute the proceeds of all Liens on the Collateral held by it in trust for the benefit of holders of the notes and all other Pari-Passu Obligations (as defined below). The agent or other representative of the holders of any series of future Debt (together with the trustee, the “Authorized Representatives”) intended to constitute Obligations secured equally and ratably by Liens on the Collateral (collectively, “Pari-Passu Obligations”) will be required to execute a joinder to the Collateral Trust Agreement in order to confirm the agreement of the applicable secured parties to be bound by the terms thereof.

Equal and Ratable Sharing of Collateral

Pursuant to the Collateral Trust Agreement, each Authorized Representative (on behalf of itself and each holder of Obligations that it represents) will acknowledge and agree that, pursuant to the Security Documents, the security interest granted to the Collateral Agent under the Security Documents shall for all purposes and at all times secure the Obligations in respect of the notes, the Note Guaranties, and any other Pari-Passu Obligations on an equal and ratable basis, to the extent such Liens have not been released in accordance with the terms of the indenture.

Enforcement of Liens; Voting

The Collateral Trust Agreement provides that if an event of default shall have occurred and be continuing under the indenture or any Pari-Passu Obligation, and if the Collateral Agent shall have received a written direction from Authorized Representatives that collectively represent at least a majority in principal amount of the Pari-Passu Obligations (each such representative acting at the direction of holders of the obligations so represented by it), unless inconsistent with applicable law, the Collateral Agent shall pursuant to such direction, institute and maintain such suits and proceedings as it may deem appropriate to protect and enforce the rights vested in it by the Collateral Trust Agreement and each Security Document, including the exercise of any trust or power conferred on the Collateral Agent, or for the appointment of a receiver, or for the taking of any remedial action authorized by the Collateral Trust Agreement.

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence and during the continuance of an Event of Default under the indenture:

•	in the case of Collateral securing Permitted Liens, is subject to applicable law and the terms of agreements governing those Permitted Liens;

•	with respect to any Collateral, is subject to applicable law and is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against HGI or any of the Guarantors prior to the Collateral Agent having repossessed and disposed of the Collateral; and

•	in the case of Equity Interests, is subject to applicable securities laws, which may require that any such sale be effected through a private placement (which could require such disposition to be made at a discount to prices that could be obtained in the public markets) or through an SEC registration.

Order of Application of Proceeds of Collateral

Any proceeds of any Collateral foreclosed upon or otherwise realized upon pursuant to the Security Documents will be applied in the following order:

•	first, to the Collateral Agent to pay any costs and expenses due to the Collateral Agent in connection with the foreclosure or realization of such Collateral;

•	second, to the trustee and each other Authorized Representative (if any), equally and ratably (in the same proportion that such unpaid Pari-Passu Obligations of the trustee or such other Authorized Representative, as applicable, bears to all unpaid Pari-Passu Obligations (on the relevant distribution date) for application to the payment in full of all outstanding Pari-Passu Obligations that are then due and payable to the secured parties (which shall then be applied or held by the trustee and each such other Authorized Representative in such order as may be provided in the applicable indenture or other instrument governing such Debt); and

•	finally, in the case of any surplus, to HGI or the Guarantor that pledged such Collateral, or its successors or assigns.

Subject to the terms of applicable agreements, the application of proceeds provisions set forth immediately above are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Pari-Passu Obligations, the trustee, each other present and future Authorized Representative and the Collateral Agent.

Release of Liens

The Liens on the Collateral securing the notes and the Note Guaranties will be released:

(1) upon payment in full of principal, interest and all other Obligations on the notes or satisfaction and discharge of the indenture or defeasance (including covenant defeasance of the notes);

(2) upon release of a Note Guaranty (with respect to the Liens securing such Note Guaranty granted by such Guarantor);

(3) in connection with any disposition of Collateral to any Person other than HGI or any Guarantor (but excluding any transaction subject to the covenant described under “—Consolidation, Merger or Sale of Assets”) that is not prohibited by the indenture (with respect to the Lien on such Collateral); provided that, except in the case of any disposition of Cash Equivalents in the ordinary course of business, upon such disposition and after giving effect thereto, no Default shall have occurred and be continuing, and HGI would be in compliance with the covenants set forth under “—Certain Covenants—Maintenance of Liquidity,” and “—Maintenance of Collateral Coverage” (calculated as if the disposition date was a date on which such covenant is required to be tested under “—Maintenance of Collateral Coverage”);

(4) in whole or in part, with the consent of the holders of the requisite percentage of notes in accordance with the provisions described under the caption “—Amendments and Waivers,” including the release of all or substantially all of the Collateral if approved by holders of at least two-thirds of the aggregate principal amount of the notes; or

(5) with respect to assets that become Excluded Property.

Each of the releases described in clauses 1, 2, 3 and 5 shall be effected by the Collateral Agent upon receipt of appropriate notice of instruction, to the extent required, without the consent of holders or any action on the part of the trustee.

Upon compliance by HGI or any Guarantor, as the case may be, with the conditions precedent required by the indenture, the trustee or the Collateral Agent shall promptly cause to be released and re-conveyed to HGI or the Guarantor, as the case may be, the released Collateral.

To the extent applicable, HGI will comply with Section 313(b) of the Trust Indenture Act relating to reports, but will not be subject to Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as collateral for the notes except to the extent required by law.

Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of HGI except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert. The most recent appraisals required pursuant to the definition of “Fair Market Value” shall be deemed sufficient for such purposes to the maximum extent permitted by law. Notwithstanding anything to the contrary herein, HGI and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of outside counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of an issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. In addition, under interpretations provided by the SEC, to the extent that a release of a Lien is made without the need for consent by the noteholders or the trustee, the provisions of Section 314(d) may be inapplicable to the release. Under the Indenture, HGI may, among other things, without any release or consent by the holders of the notes or the Trustee, but otherwise in compliance with the covenants of the Indenture, conduct ordinary course activities with respect to the Collateral, including (i) making cash payments from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien on the Collateral; (iii) surrendering or modifying any franchise, license or permit subject to the Lien on the Collateral which it may own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) collecting accounts receivable in the ordinary course of business or selling, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business; (viii) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien on the Collateral which has become worn out, defective or obsolete or not used or useful in the business; and (ix) abandoning any intellectual property which is no longer used or useful in HGI’s business. HGI shall deliver to the Trustee within 30 days following the end of each six-month period (with the second such six-month period being the end of each fiscal year), an Officers’ Certificate to the effect that all releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such certificate) in connection with which no consent of the holders of the notes or the Trustee was obtained pursuant to the foregoing provisions were made in the ordinary course of HGI’s business and such release and the use of proceeds in connection therewith were not prohibited by the Indenture.

No Impairment of the Security Interests

Neither HGI nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission could reasonably be expected to have the result of materially impairing the perfection or priority of the security interest with respect to the Collateral for the benefit of the trustee and the noteholders.

The indenture provides that any release of Collateral in accordance with the provisions of the indenture and the Security Documents will not be deemed to impair the security under the indenture, and that any engineer, appraiser or other expert may rely on such provision in delivering a certificate requesting release so long as all other provisions of the indenture with respect to such release have been complied with.

Certain Limitations on the Collateral

The value of the Collateral in the event of liquidation will depend on many factors. In particular, the Equity Interests that are pledged represent an equity interest in the pledged Subsidiaries, and only have value to the extent that the assets of such Subsidiaries are worth in excess of the liabilities of such Subsidiaries (and, in a bankruptcy or liquidation, will only receive value after payment upon all such liabilities, including all Debt of such Subsidiaries). Consequently, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the notes. See “Risk Factors—Risks Related to the Notes—The value of the collateral may not be sufficient to repay the notes in full”. In addition, enforcement of the Liens on the Collateral may be limited by applicable governmental requirements. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, prevailing interest rates, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, some of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay HGI’s Obligations under the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of Collateral securing the notes and the Obligations under the notes will rank equally in right of payment with all of HGI’s other unsecured senior debt and other unsubordinated obligations, including trade payables. To the extent that third parties establish Liens on the Collateral such third parties could have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent or the holders of the notes to realize or foreclose on the Collateral. HGI may also issue additional notes as described above or otherwise Incur Obligations which would be secured by the Collateral, the effect of which would be to increase the amount of Debt secured equally and ratably by the Collateral. The ability of the holders to realize on the Collateral may also be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Bankruptcy Limitations.”

Certain Bankruptcy Limitations

In addition to the limitations described above, the right of the Collateral Agent to obtain possession, exercise control over or dispose of the Collateral during the existence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if HGI were to have become a debtor under the U.S. Bankruptcy Code prior to the Collateral Agent having exercised control over or disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited by the automatic stay from exercising control over or disposing of collateral taken from a debtor in a bankruptcy case, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The term “adequate protection” is not defined in the U.S. Bankruptcy Code, but it includes making periodic cash payments, providing an additional or replacement Lien or granting other relief, in each case to the extent that the collateral decreases in value during the pendency of the bankruptcy case as a result of, among other things, the imposition of the automatic stay, the use, sale or lease of such collateral or any grant of a “priming lien” in connection with debtor-in-possession financing. The type of adequate protection provided to a secured creditor may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent holders would be compensated for any delay in payment or decrease in value of the Collateral through the requirement of “adequate protection.”

Furthermore, in the event a bankruptcy court determines the value of the Collateral (after giving effect to any prior or pari passu Liens) is not sufficient to repay all amounts due on the notes, the holders of the notes would hold secured claims to the extent of the value of the Collateral and would hold unsecured claims with respect to any shortfall. Under the U.S. Bankruptcy Code, a secured creditor’s claim includes interest and any reasonable fees, costs or charges provided for under the agreement under which such claim arose if the claims are oversecured. In addition, if HGI were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may void certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

Optional Redemption

Except as set forth in this section, the notes are not redeemable at the option of HGI.

At any time and from time to time prior to January 15, 2016, HGI may redeem the notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of

(i) 1.0% of the principal amount of such note; or

(ii) the excess of:

(a) the present value at such redemption date of (i) the redemption price of such note at January 15, 2016 (such redemption price being set forth in the table appearing below), plus (ii) all required interest payments due on such note through January 15, 2016 excluding accrued but unpaid interest to the applicable redemption date, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to January 15, 2016; provided, however, that if the period from the redemption date to January 15, 2016, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

At any time and from time to time on or after January 15, 2016, HGI may redeem the notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

Date	Price
January 15, 2016	105.906%
January 15, 2017	103.938%
January 15, 2018 and thereafter	100.000%

At any time and from time to time prior to January 15, 2016, HGI may redeem notes with the net cash proceeds received by HGI from any Equity Offering at a redemption price equal to 107.875% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the notes issued under the indenture (including additional notes), provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering, and

(2) not less than 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately thereafter.

Selection and Notice

If fewer than all of the notes are being redeemed, the trustee will select the notes to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate in accordance with DTC procedures, in denominations of $2,000 principal amount and higher integral multiples of $1,000. Upon surrender of any note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note. Once notice of redemption is sent to the holders, notes called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, notes redeemed will cease to accrue interest. Any redemption and notice thereof may, at the Issuer’s discretion, be subject to one or more conditions precedent.

No Sinking Fund

There will be no sinking fund payments for the notes.

Open Market Purchases and Other Purchases

From time to time, HGI or its Affiliates may acquire notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as HGI or its Affiliates (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration for which such series of notes are being sold and may be less than the redemption price in effect and could be for cash or other consideration, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. There can be no assurance as to which, if any, of these alternatives or combinations thereof HGI or its Affiliates may choose to pursue in the future. Any notes held by HGI or its Affiliates shall be disregarded and deemed not to be outstanding when determining whether the holders of the requisite principal amount of the outstanding notes have given, taken or concurred in any direction, waiver or consent or other action.

Certain Covenants

The indenture contains covenants including, among others, the following:

Maintenance of Liquidity

From the Issue Date, HGI and the Guarantors shall maintain an amount in Cash Equivalents that is subject to no Liens (other than Liens under the Security Documents) in an amount equal to HGI’s obligations to pay interest on the notes and all other Debt of HGI and the Guarantors for the next six months. In the case any such Debt bears interest at a floating rate, HGI may assume that the reference interest rate in effect on the applicable date of determination will be in effect for the remainder of such period.

Maintenance of Collateral Coverage

(a) As of (i) the last day of each fiscal year and (ii) the last day of the second fiscal quarter of HGI, HGI shall not permit the Collateral Coverage Ratio to be less than 2.0 to 1.0.

(b) As of the last day of each fiscal quarter of HGI, HGI shall not permit the Liquid Collateral Coverage Ratio to be less than 1.0 to 1.0.

Limitation on Debt and Disqualified Stock

(a) Neither HGI nor any Guarantor will Incur any Debt.

(b) Notwithstanding the foregoing, HGI and, to the extent provided below, any Guarantor may Incur the following (“Permitted Debt”):

(1) Debt of HGI or any Guarantor constituting Pari-Passu Obligations for which the Authorized Representative of such Debt holders has executed a joinder to the Collateral Trust Agreement as described under the caption “—Security—Collateral Trust Agreement”; provided that, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Collateral Coverage Ratio is not less than 2.5 to 1.0;

(2) Debt of HGI or any Guarantor owed to HGI or any Guarantor so long as such Debt continues to be owed to HGI or any Guarantor;

(3) Subordinated Debt of HGI or any Guarantor; provided that (a) such Debt has a Stated Maturity after the Stated Maturity of the notes and (b) on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Collateral Coverage Ratio is not less than 2.0 to 1.0, calculated as if all Debt of HGI and the Guarantors outstanding at such time was included in clause (ii) of the definition of “Collateral Coverage Ratio”;

(4) Debt of HGI pursuant to the notes (other than additional notes, but including the Exchange Notes) and Debt of any Guarantor pursuant to a Note Guaranty of the notes (including additional notes and the Exchange Notes);

(5) Debt (“Permitted Refinancing Debt”) constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the foregoing, for purposes of this clause, “refinance”) then outstanding Debt in an amount not to exceed the principal amount of the Debt so refinanced, plus premiums, fees and expenses; provided that

(A) in case the Debt to be refinanced is Subordinated Debt, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Debt to be refinanced is subordinated to the notes,

(B) the new Debt does not have a Stated Maturity prior to the Stated Maturity of the Debt to be refinanced, and the Average Life of the new Debt is at least equal to the remaining Average Life of the Debt to be refinanced, and

(C) Debt Incurred pursuant to clauses (2), (3), (6), (7), (9), (10), (11), (12) and (13) may not be refinanced pursuant to this clause;

(6) Hedging Agreements of HGI or any Guarantor entered into in the ordinary course of business for the purpose of managing risks associated with the business of HGI or its Subsidiaries and not for speculation;

(7) Debt of HGI or any Guarantor with respect to (A) letters of credit and bankers’ acceptances issued in the ordinary course of business and not supporting other Debt, including letters of credit supporting performance, surety or appeal bonds, workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims and (B) indemnification, adjustment of purchase price, earn-out or similar obligations incurred in connection with the acquisition or disposition of any business or assets;

(8) Debt of HGI outstanding on the Issue Date (and, for purposes of clause 5(C) not otherwise constituting Permitted Debt);

(9) Debt of HGI or any Guarantor consisting of Guarantees of Debt of HGI or any Guarantor Incurred under any other clause of this covenant;

(10) Debt of HGI or any Guarantor Incurred on or after the Issue Date not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed $25.0 million;

(11) Debt arising from endorsing instruments of deposit and from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, in each case, in the ordinary course of business; provided that such Debt is extinguished within five business days of Incurrence;

(12) Debt of HGI or any Guarantor consisting of the financing of insurance premiums;

(13) Contribution Debt; and

(14) Debt, which may include Capital Leases, Incurred on or after the Issue Date no later than 180 days after the date of purchase, or completion of construction or improvement of property, for the purpose of financing all or any part of the purchase price or cost of construction or improvement; provided that the principal amount of any Debt Incurred pursuant to this clause may not exceed

(a) $5.0 million less:

(b) the aggregate outstanding amount of Permitted Refinancing Debt Incurred to refinance Debt Incurred pursuant to this clause.

(c) Notwithstanding any other provision of this covenant, for purposes of determining compliance with this covenant, increases in Debt solely due to fluctuations in the exchange rates of currencies will not be deemed to exceed the maximum amount that HGI or a Guarantor may Incur under this covenant. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred; provided that if such Debt is Incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such Debt being refinanced. The principal amount of any Debt Incurred to refinance other Debt, if Incurred in a different currency from the Debt being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Debt is denominated that is in effect on the date of such refinancing.

(d) In the event that an item of Debt meets the criteria of more than one of the types of Debt described in this covenant, HGI, in its sole discretion, will classify items of Debt and will only be required to include the amount and type of such Debt in one of such clauses and HGI will be entitled to divide and classify an item of Debt in more than one of the types of Debt described in this covenant, and may, at any time after such Incurrence (based on circumstances existing at such time), change the classification of an item of Debt (or any portion thereof) to any other type of Debt described in this covenant at any time. If any Contribution Debt is redesignated as Incurred under any provision other than clause (13) of paragraph (b), the related issuance of Equity Interests may be included in any calculation under paragraph (a)(3)(B) of “Limitation on Restricted Payments.”

(e) Neither HGI nor any Guarantor may Incur any Debt that is subordinated in right of payment to other Debt of HGI or the Guarantor unless such Debt is also subordinated in right of payment to the notes or the relevant Note Guaranty on substantially identical terms. This does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(a) HGI will not, and, to the extent within HGI’s control, will not permit any of its Subsidiaries (including any Guarantor) to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):

•	declare or pay any dividend or make any distribution on its Equity Interests (other than dividends or distributions paid in HGI’s Qualified Equity Interests) held by Persons other than HGI or any of its Subsidiaries;

•	purchase, redeem or otherwise acquire or retire for value any Equity Interests of HGI or any direct or indirect parent of HGI held by Persons other than HGI or any of its Subsidiaries;

•	repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Debt of HGI or any Guarantor except a payment of interest or principal at Stated Maturity; or

•	make any Investment in any direct or indirect parent of HGI;

unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(1) no Default has occurred and is continuing,

(2) HGI could Incur at least $1.00 of Debt under paragraph (b) (1) under “—Limitation on Debt and Disqualified Stock”, and

(3) the aggregate amount expended for all Restricted Payments made on or after the Issue Date would not, subject to paragraph (c), exceed the sum of

(A) 50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, beginning with the first fiscal quarter commencing after the Issue Date and ending on the last day of HGI’s most recently completed fiscal quarter for which internal financial statements are available, plus

(B) subject to paragraph (c), the aggregate net cash proceeds and the fair market value of marketable securities or other property received by HGI (other than from a Subsidiary) after the Issue Date

(i) from the issuance and sale of its Qualified Equity Interests, including by way of issuance of its Disqualified Equity Interests or Debt to the extent since converted into Qualified Equity Interests of HGI, or

(ii) as a contribution to its common equity (other than Equity Interests sold to a Subsidiary), plus

(C) $30.0 million.

The amount expended in any Restricted Payment, if other than in cash, will be deemed to be the fair market value of the relevant non-cash assets, as determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors.

(b) The foregoing will not prohibit:

(1) the payment of any dividend, or distribution or consummation of a redemption within 60 days after the date of declaration thereof or the giving of the redemption notice, as applicable if, at the date of declaration or notice such payment would comply with paragraph (a);

(2) dividends or distributions by the Exco Joint Venture or a Subsidiary payable, on a pro rata basis or on a basis more favorable than pro rata to HGI, to all holders of any class of Capital Stock of such Person;

(3) the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of (a) Subordinated Debt with the proceeds of, or in exchange for, Permitted Refinancing Debt which incurrence occurs within 60 days prior to such repayment, redemption, repurchase, defeasance or other acquisition or retirement for value provided that such repayment would have complied with the provisions of the Indenture on such incurrence date or (b) Existing Preferred Stock with the proceeds of, or in exchange for, Subordinated Debt; provided that such Subordinated Debt does not have a Stated Maturity prior to the Stated Maturity of the notes;

(4) the purchase, redemption or other acquisition or retirement for value of Equity Interests of HGI (including the Existing Preferred Stock) or any direct or indirect parent in exchange for, or out of the proceeds of (i) an offering (occurring within 60 days of such purchase redemption or other acquisition or retirement for value) of, Qualified Equity Interests of HGI or (ii) a contribution to the common equity capital of HGI;

(5) the making of any Restricted Payment in exchange for, or out of the proceeds of (i) an offering (occurring within 60 days of such Restricted Payment) of Qualified Equity Interests of HGI or (ii) a contribution to the common equity capital of HGI;

(6) the purchase, redemption or other acquisition or retirement for value of Equity Interests of HGI held by officers, directors or employees or former officers, directors or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, severance or termination of employment or pursuant to any agreement under which the Equity Interests were issued; provided that the aggregate cash consideration paid therefor in any fiscal year, commencing with the fiscal year during which the Issue Date occurred, does not exceed an aggregate amount equal to the sum of (x) $10.0 million and (y) the amount of

Restricted Payments permitted but not made pursuant to this clause (6) in prior fiscal years commencing with the fiscal year during which the Issue Date occurred, provided that no more than $20.0 million may be carried forward from a prior fiscal year to a new fiscal year such that any aggregate cash consideration paid in any fiscal year shall not exceed $30.0 million;

(7) the repurchase of any Subordinated Debt at a purchase price not greater than (x) 101% of the principal amount thereof in the event of a change of control pursuant to a provision no more favorable to the holders thereof than “—Repurchase of Notes Upon a Change of Control” or (y) 100% of the principal amount thereof in the event of an Asset Sale pursuant to a provision no more favorable to the holders thereof than “—Limitation on Asset Sales”, provided that, in each case, prior to the repurchase HGI has made an Offer to Purchase and repurchased all notes issued under the indenture that were validly tendered for payment in connection with the offer to purchase;

(8) Restricted Payments not otherwise permitted hereby in an aggregate amount not to exceed $30.0 million;

(9) (a) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent all or a portion of the exercise price thereof (or related withholding taxes) and (b) Restricted Payments by HGI to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Equity Interests of HGI in an aggregate amount under this clause (b) not to exceed $1.0 million;

(10) payment of dividends or distributions on Disqualified Equity Interests of HGI or any Guarantor and payment of any redemption price or liquidation value of any Disqualified Equity Interest when due in accordance with its terms, in each case, to the extent that such Disqualified Equity Interest was permitted to be Incurred in accordance with the provisions of the indenture; provided that, no Restricted Payment may be made pursuant to this clause (10) in connection with, or pursuant to the terms of, the Existing Preferred Stock;

(11) in the case of any Subsidiary of HGI that, in the ordinary course of its business, makes Investments in private collective investment vehicles (including private collective investment vehicles other than those owned by Permitted Holders), Investments by such Subsidiary in private collective investment vehicles owned or managed by Permitted Holders;

(12) Payments by HGI used to fund costs, expenses and fees related to (i) the Hardware Acquisition, the EXCO/HGI Closing, the Tender Offer and the offering and the use of proceeds therefrom in each case, as disclosed (and defined) in the December Offering Circular, (ii) the Spectrum Brands Acquisition or (iii) future acquisitions if such costs, expenses and fees are reasonable and customary (as determined in good faith by HGI); and

(13) the payment of dividends on Qualified Equity Interests of up to 8.0% per annum of the greater of the gross proceeds received by HGI from any offering or sale of such Qualified Equity Interests after the Issue Date or the accreted value of such Equity Interests (provided that the aggregate amount of dividends paid on such Qualified Equity Interests shall not exceed the proceeds therefrom received by HGI after the Issue Date);

provided that, in the case of clauses (6), (7), (10) and (13), no Default has occurred and is continuing or would occur as a result thereof.

(c) Proceeds of the issuance of Qualified Equity Interests will be included under clause (3) of paragraph (a) only to the extent they are not applied as described in clause (4) or (5) of paragraph (b). Restricted Payments permitted pursuant to clauses (2) through (9), (11) and (12) will not be included in making the calculations under clause (3) of paragraph (a).

(d) For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (13) above, or is entitled to be incurred pursuant to paragraph (a) of this covenant, HGI will be entitled to divide, classify or re-classify (based on circumstances existing at the time of such re-classification) such Restricted Payment (or portion thereof) in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the paragraph (a) of this covenant.

(e) Paragraph (a) of this covenant will not prohibit the payment of dividends pursuant to Section 2(a) of the Certificate of Designation of Series A-1 and Certificate of Designation of Series A-2 governing the Existing Preferred Stock as of the Issue Date.

(f) HGI and the Guarantors will not directly or indirectly make any Investment in

(A) LightSquared; provided that HGI and any Guarantor may acquire Equity Interests in LightSquared (which Equity Interests in LightSquared shall be pledged as Collateral) (i) solely in exchange for Qualified Equity Interests of HGI or solely as a contribution to the common equity of HGI; or (ii) if, after giving effect to the Investment, the Cash Collateral Coverage Ratio would be at least 2.0 to 1.0; or

(B) any Persons, the Equity Interests of which would otherwise be included in the Collateral but constitute Excluded Property of a type described in clause (iii) of the definition thereof; provided that HGI may make Investments in such Persons in an aggregate amount under this clause (B) not to exceed $25.0 million.

In the case of clause (B), such restriction shall no longer apply (and Investments made in such Person shall no longer count against the amount set forth in the proviso) if the Equity Interests of such Person cease to constitute Excluded Property and are pledged as Collateral.

Limitation on Liens

Neither HGI nor any Guarantor will, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens or, in the case of the Collateral, other than Permitted Collateral Liens) securing Debt upon any of their property or assets, now owned or hereafter acquired.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Debt need not be permitted solely by reference to one category of permitted Liens described in clauses (1) through (15) of the definition of “Permitted Liens” but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Debt, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in clauses (1) through (15) of the definition of “Permitted Liens”, HGI shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Debt (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Debt secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Debt will be treated as being Incurred or existing pursuant to only one of such clauses.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt provided that such Increased Amount is otherwise permitted to be Incurred. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in subclause (7) of the definition of “Debt”.

Limitation on Sale and Leaseback Transactions

Neither HGI nor any Guarantor will enter into any Sale and Leaseback Transaction with respect to any property or asset unless HGI or the Guarantor would be entitled to

(1) Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to “—Limitation on Debt and Disqualified Stock”, and

(2) create a Lien on such property or asset securing such Attributable Debt without equally and ratably securing the notes pursuant to “—Limitation on Liens”, in which case, the corresponding Debt and Lien will be deemed Incurred pursuant to those provisions.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

(a) Except as provided in paragraph (b), HGI will not, and, to the extent within HGI’s control, will not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction of any kind on the ability of any Subsidiary to:

(1) pay dividends or make any other distributions on any Equity Interests of the Subsidiary owned by HGI or any other Subsidiary;

(2) pay any Debt or other obligation owed to HGI or any other Subsidiary;

(3) make loans or advances to HGI or any other Subsidiary; or

(4) transfer any of its property or assets to HGI or any other Subsidiary.

(b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions:

(1) existing on the Issue Date in the indenture or any other agreements in effect on the Issue Date, and any extensions, renewals, replacements or refinancings of any of the foregoing; provided that the no less favorable in any material respect to the noteholders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(2) existing under or by reason of applicable law, rule, regulation or order;

(3) existing with respect to any Person, or to the property or assets of any Person, at the time the Person is acquired by HGI or any Subsidiary, which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person (other than Subsidiaries of such Person) and (ii) do not materially adversely affect HGI’s ability to make interest and principal payments on the notes, and any extensions, renewals, replacements, or refinancings of any of the foregoing, provided the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(4) of the type described in clause (a)(4) arising or agreed to in the ordinary course of business (i) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license or (ii) by virtue of any Lien on, or agreement to transfer, option or similar right (including any asset sale or stock sale agreement) with respect to any property or assets of, HGI or any Subsidiary;

(5) with respect to a Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, the Subsidiary that is permitted by “—Limitation on Asset Sales”;

(6) contained in the terms governing any Debt of any Subsidiary if the encumbrances or restrictions are ordinary and customary for a financing of that type or would not, taken as a whole, materially adversely affect HGI’s ability to make interest and principal payments on the notes;

(7) required pursuant to the indenture;

(8) existing pursuant to customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person (including, for the avoidance of doubt and without limitation, the Exco Joint Venture);

(9) consisting of restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(10) existing pursuant to purchase money and capital lease obligations for property acquired in the ordinary course of business; and

(11) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which HGI or any of its Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance solely of the property or assets of HGI or such Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of HGI or such Subsidiary or the assets or property of any other Subsidiary.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Equity Interests and (ii) the subordination of loans or advances made to HGI or any Subsidiary to other Debt Incurred by HGI or any such Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Repurchase of Notes upon a Change of Control

If a Change of Control occurs, each holder of notes will have the right to require HGI to repurchase all or any part (equal to $2,000 or a higher multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, HGI will offer a payment (such payment, a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest thereon, to the date of purchase. Within 30 days following any Change of Control, HGI will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. HGI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, HGI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On or before the Change of Control Payment Date, HGI will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by HGI.

The paying agent will promptly mail or wire transfer to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that such new note will be in a principal amount of $2,000 or a higher integral multiple of $1,000.

A Change of Control will generally constitute a change of control under HGI’s, Spectrum’s or FGL’s existing debt instruments, including HGI’s outstanding Series A Participating Convertible Preferred Stock, and any future credit agreements, series of Preferred Stock or other agreements to which HGI or any of its Subsidiaries becomes a party may provide that certain change of control events with respect to HGI would constitute a default under these agreements. HGI’s ability to pay cash to the holders following the occurrence of a Change of Control may be limited by HGI’s then existing financial resources. Moreover, the exercise by the holders of their right to require HGI to purchase the notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on HGI. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the notes. See “Risk Factors—Risks Related to the Notes—We may be unable to repurchase the notes upon a change of control.”

HGI will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by HGI and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given with respect to all the notes pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control or another event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The provisions under the indenture relative to HGI’s obligation to make a Change of Control Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of HGI and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of the notes to require HGI to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of HGI and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Under a Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit HGI’s Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such directors would not constitute a “Change of Control” under the Indenture that would trigger the rights of a holder of notes to require a repurchase of the notes pursuant to this covenant.

Limitation on Asset Sales

Neither HGI nor any Guarantor will make any Asset Sale unless the following conditions are met:

(1) The Asset Sale is for fair market value, as determined in good faith by the Board of Directors.

(2) At least 75% of the consideration consists of Cash Equivalents received at closing or Replacement Assets (provided such Replacement Assets or Equity Interests of any direct Subsidiary that directly or indirectly owns such Replacement Assets are pledged as Collateral pursuant to the Security Documents). For purposes of this clause (2):

(A) the assumption by the purchaser, or cancellation, of Debt or other obligations (other than Subordinated Debt) of HGI or a Guarantor pursuant to a customary novation agreement or acknowledgement of such cancellation, provided however, that such cancellation permanently retires such Debt (and in the case of a revolving credit facility, permanently reduces the commitment thereunder by such amount);

(B) instruments or securities received from the purchaser that are promptly, but in any event within 120 days of the closing, converted by HGI to Cash Equivalents, to the extent of the Cash Equivalents actually so received and

(C) any Designated Non-cash Consideration received by HGI or any Guarantor in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (C) that is at that time outstanding, not to exceed $25.0 million at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) (provided such assets or Equity Interests of any direct Subsidiary that directly or indirectly owns such assets are pledged as Collateral pursuant to the Security Documents) shall be considered Cash Equivalents received at closing.

(3) Within 420 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Net Cash Proceeds may be used to (a) acquire all or substantially all of the assets of an operating business, a majority of the Voting Stock of another Person that thereupon becomes a Subsidiary engaged in an operating business or to make other Investments in Persons other than Permitted Holders in the ordinary course of business (collectively, “Replacement Assets”), (b) to make a capital contribution to a Subsidiary, the proceeds of which are used by such Subsidiary to purchase an operating business, to make capital expenditures or otherwise acquire long-term assets that are to be used in an operating business (which assets or Voting Stock shall be pledged as Collateral) or to make other Investments in Persons other than Permitted Holders in the ordinary course of business, and/or (c) repay, repurchase or retire Pari Passu Obligations and, if applicable, to correspondingly reduce commitments with respect thereto and in the case of a revolving credit, permanently reduce the commitment thereunder by such amount; provided that if the Issuer shall so reduce such Pari Passu Obligations, it will, on a ratable basis, make an Offer to Purchase (in accordance with the procedures set forth below to all holders of notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, the pro rata principal amount of notes.

Following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, Cash Equivalents (whether or not actual Net Cash Proceeds of such Asset Sale) used for the purposes described in this clause (3) that are designated as uses in accordance with this clause (3), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Cash Proceeds applied in accordance with this clause (3).

(4) The Net Cash Proceeds of an Asset Sale not applied pursuant to clause (3) within 420 days of the Asset Sale constitute “Excess Proceeds”. Excess Proceeds of less than $20.0 million will be carried forward and accumulated; provided that until the aggregate amount of Excess Proceeds equals or exceeds $20.0 million, all or any portion of such Excess Proceeds may be used or invested in the manner described in clause (3) above and such invested amount shall no longer be considered Excess Proceeds. When accumulated Excess Proceeds equals or exceeds such amount, HGI must, within 30 days, make an Offer to Purchase notes having a principal amount equal to

(A) accumulated Excess Proceeds, multiplied by

(B) a fraction (x) the numerator of which is equal to the outstanding principal amount of the notes and (y) the denominator of which is equal to the outstanding principal amount of the notes and all Pari-

Passu Obligations secured by Liens on the Collateral and owed to anyone other than HGI, a Subsidiary or any Permitted Holder similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest $1,000. The purchase price for the notes will be 100% of the principal amount plus accrued interest to the date of purchase. If the Offer to Purchase is for less than all of the outstanding notes and notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, HGI will purchase notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, by lot or any other method that the trustee in its sole discretion deems fair and appropriate with adjustments so that only notes in multiples of $1,000 principal amount will be purchased. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero, and any Excess Proceeds remaining after consummation of the Offer to Purchase may be used for any purpose not otherwise prohibited by the indenture.

Limitation on Transactions with Affiliates

(a) HGI will not, and, to the extent within HGI’s control, will not permit any Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with any Affiliate of HGI or any Subsidiary (a “Related Party Transaction”), involving payments or consideration in excess of $5.0 million except upon fair and reasonable terms that taken as a whole are no less favorable to HGI or the Subsidiary than could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of HGI.

(b) Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $15.0 million must first be approved by a majority of the relevant Board of Directors who are disinterested in the subject matter of the transaction pursuant to a resolution of such Board of Directors. Prior to entering into any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $25.0 million, HGI must in addition obtain a favorable written opinion from a nationally recognized investment banking, appraisal or accounting firm as to the fairness of the transaction to HGI and its Subsidiaries from a financial point of view.

(c) The foregoing paragraphs do not apply to

(1) any transaction between HGI and any of its Subsidiaries or between Subsidiaries of HGI;

(2) the payment, by HGI or a Subsidiary, of reasonable and customary regular fees and compensation to, and reasonable and customary indemnification arrangements and similar payments on behalf of, directors of HGI or directors of such Subsidiary, respectively, who are not employees of HGI or such Subsidiary, respectively;

(3) any Restricted Payments if permitted by “—Limitation on Restricted Payments”;

(4) transactions or payments, including the award of securities, pursuant to any employee, officer or director compensation or benefit plans or arrangements by HGI or a Subsidiary entered into in the ordinary course of business, or approved by the Board of Directors of HGI or such Subsidiary, respectively;

(5) transactions pursuant to any contract or agreement in effect on the Issue Date, as amended, modified or replaced from time to time so long as the terms of the amended, modified or new agreements, taken as a whole, are no less favorable to HGI and its Subsidiaries than those in effect on the date of the indenture;

(6) the entering into of a customary agreement providing registration rights, and the performance of such agreements;

(7) the issuance of Equity Interests (other than Disqualified Equity Interests) of HGI to any Person or any transaction with an Affiliate where the only consideration paid by HGI or any Subsidiary is Equity Interests (other than Disqualified Equity Interests) of HGI or any contribution to the capital of HGI;

(8) the entering into of any tax sharing agreement or arrangement or any other transactions undertaken in good faith for the sole purpose of improving the tax efficiency of HGI and its Subsidiaries;

(9) (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, (B) transactions with joint ventures entered into in ordinary course of business and consistent with past practice or industry norm (including, for the avoidance of doubt and without limitation, the Exco Joint Venture) or (C) any management services or support agreement entered into on terms consistent with past practice and approved by a majority of HGI’s or the relevant Subsidiary’s Board of Directors (including a majority of the disinterested directors) in good faith;

(10) transactions permitted by, and complying with, the provisions of, the “Consolidation, Merger or Sale of Assets” covenant, or any merger, consolidation or reorganization of HGI or a Subsidiary with an Affiliate, solely for the purposes of reincorporating HGI or a Subsidiary in a new jurisdiction;

(11) (a) transactions between HGI or any of its Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of HGI or any of its Subsidiaries; provided that such director abstains from voting as a director of HGI or a Subsidiary on any matter involving such other Person or (b) transactions entered into with any of HGI’s or its Subsidiaries or Affiliates for shared services, facilities and/or employee arrangements entered into on commercially reasonable terms (as determined in good faith by HGI);

(12) Investments permitted pursuant to clause (11) of “—Covenants—Limitation on Restricted Payments” on commercially reasonable terms (as determined in good faith by HGI);

(13) payments by HGI or any Subsidiary to any Affiliate for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are on arms’-length terms and are approved by a majority of the members of the Board of Directors (including a majority of the disinterested directors) in good faith;

(14) any transaction pursuant to which any Permitted Holder provides HGI and/or its Subsidiaries, at cost, with services, including services to be purchased from third-party providers, such as legal and accounting, tax, consulting, financial advisory, corporate governance, insurance coverage and other services, which transaction is approved by a majority of the members of the Board of Directors (including a majority of the disinterested directors) in good faith;

(15) the contribution of Equity Interests of Spectrum to HGI or any Subsidiary by a Permitted Holder;

(16) the entering into of customary investment management contracts between a Permitted Holder and any Subsidiary of HGI that, in the ordinary course of its business, makes Investments in private collective investment vehicles (including private collective investment vehicles other than those owned by Permitted Holders), which investment management contacts are entered into on commercially reasonable terms and approved by a majority of the members of the Board of Directors (including a majority of the disinterested directors) in good faith;

(17) transactions in which HGI or any Subsidiary, as the case may be, delivers to the Trustee a letter from an independent accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to HGI or such Subsidiary from a financial point of view or meets the requirements of clause (a) above; and

(18) with respect to transactions involving Spectrum Brands, Inc., any transaction that is permitted by the covenant, “Transactions with Affiliates” in the indenture governing Spectrum Brands, Inc.’s 6.375% Senior Notes due 2020 and 6.625% Senior Notes due 2022, upon assumption of such obligations by Spectrum Brands, Inc.

Financial Reports

(a) Whether or not HGI is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, HGI must provide the trustee and noteholders with, or electronically file with the Commission, within the time periods specified in those sections

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if HGI were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report thereon by HGI’s certified independent accountants, and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if HGI were required to file such reports.

In addition, whether or not required by the Commission, HGI will, if the Commission will accept the filing, file a copy of all of the information and reports referred to in clauses (1) and (2) with the Commission for public availability within the time periods specified in the Commission’s rules and regulations. In addition, HGI will make the information and reports available to securities analysts and prospective investors upon request.

For so long as any of the notes remain outstanding and constitute “restricted securities” under Rule 144, HGI will furnish to the holders of the notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Any and all Defaults or Events of Default arising from a failure to furnish or file in a timely manner a report required by this covenant shall be deemed cured (and HGI shall be deemed to be in compliance with this covenant) upon furnishing or filing such report or certification as contemplated by this covenant (but without regard to the date on which such report or certification is so furnished or filed); provided that such cure shall not otherwise affect the rights of the holders under “Defaults and Remedies” if the principal, premium, if any, and accrued interest, (including Additional Interest, if any), have been accelerated in accordance with the terms of the Indenture and such acceleration has not been rescinded or cancelled prior to such cure.

Reports to Trustee

HGI will deliver to the trustee:

(1) within 120 days after the end of each fiscal year a certificate stating that HGI has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and its nature and status; and

(2) as soon as reasonably possible and in any event within 30 days after HGI becomes aware or should reasonably become aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and the action which HGI proposes to take with respect thereto.

No Investment Company Registration

Neither HGI nor any Guarantor will register, or be required to register, as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Consolidation, Merger or Sale of Assets

HGI

(a) HGI will not

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer or otherwise dispose of all or substantially all of its assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person or

•	permit any Person to merge with or into HGI,

unless:

(1) either (x) HGI is the continuing Person or (y) the resulting, surviving or transferee Person is a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes by supplemental indenture all of the obligations of HGI under the indenture and the notes and the registration rights agreement;

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing;

(3) immediately after giving effect to the transaction on a pro forma basis, HGI or the resulting surviving or transferee Person would be in compliance with the covenants set forth under “—Certain Covenants—Maintenance of Liquidity,” and “—Certain Covenants—Maintenance of Collateral Coverage” (calculated as if the date of the transaction was a date on which such covenant is required to be tested under “—Maintenance of Collateral Coverage”); and

(4) HGI delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the indenture;

provided, that clauses (2) and (3) do not apply (i) to the consolidation or merger of HGI with or into a Wholly Owned Subsidiary or the consolidation or merger of a Wholly Owned Subsidiary with or into HGI or (ii) if, in the good faith determination of the Board of Directors of HGI, whose determination is evidenced by a Resolution of HGI’s Board of Directors, the sole purpose of the transaction is to change the jurisdiction of incorporation of HGI.

(b) HGI shall not lease all or substantially all of its assets, whether in one transaction or a series of transactions, to one or more other Persons.

(c) The foregoing clauses (a) and (b) shall not apply to (i) any transfer of assets by HGI to any Guarantor, (ii) any transfer of assets among Guarantors or (iii) any transfer of assets by a Subsidiary that is not a Guarantor to (x) another Subsidiary that is not a Guarantor or (y) HGI or any Guarantor.

(d) Upon the consummation of any transaction effected in accordance with these provisions, if HGI is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, HGI under the indenture and the notes with the same effect as if such successor Person had been named as HGI in the indenture. Upon such substitution, except in the case of a sale, conveyance, transfer or disposition of less than all its assets, HGI will be released from its obligations under the indenture and the notes.

Guarantors

No Guarantor may:

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into the Guarantor unless:

(A) the other Person is HGI or any Subsidiary that is Guarantor or becomes a Guarantor concurrently with the transaction; or

(B) (1) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Guarantor under its Note Guaranty; and (2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to HGI or a Subsidiary) otherwise permitted by the indenture.

Default and Remedies

Events of Default

An “Event of Default” occurs if

(1) HGI defaults in the payment of the principal of any note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase);

(2) HGI defaults in the payment of interest (including any Additional Interest) on any note when the same becomes due and payable, and the default continues for a period of 30 days;

(3) HGI fails to make an Offer to Purchase and thereafter accept and pay for notes tendered when and as required pursuant to “—Repurchase of Notes Upon a Change of Control” or “—Certain Covenants—Limitation on Asset Sales”, or HGI or any Guarantor fails to comply with “—Consolidation, Merger or Sale of Assets”;

(4) HGI defaults in the performance of or breaches the covenants set forth under “—Certain Covenants—Maintenance of Liquidity,” or “—Certain Covenants—Maintenance of Collateral Coverage” and such default or breach is not cured within (i) 45 days after the date of default under clause (a) of “—Certain Covenants—Maintenance of Collateral Coverage” or (ii) 15 days after the date of any default under “—Certain Covenants—Maintenance of Liquidity,” or clauses (b) or (c) of “—Certain Covenants—Maintenance of Collateral Coverage” (it being understood that the date of default in the case of covenants tested at the end of a fiscal period is the last day of such fiscal period);

(5) HGI defaults in the performance of or breaches any other covenant or agreement of HGI in the indenture or under the notes and the default or breach continues for a period of 60 consecutive days after written notice to HGI by the trustee or to HGI and the trustee by the holders of 25% or more in aggregate principal amount of the notes;

(6) the failure by HGI or any Significant Subsidiary to pay any Debt (other than intercompany Debt) within any applicable grace period after final maturity or the acceleration of any such Debt by the holders thereof because of a default, in each case, if the total amount of such Debt unpaid or accelerated exceeds $25.0 million;

(7) one or more final judgments or orders for the payment of money are rendered against HGI or any of its Significant Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million (in excess of amounts which HGI’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(8) certain bankruptcy defaults occur with respect to HGI or any Significant Subsidiary;

(9) any Note Guaranty of a Significant Subsidiary ceases to be in full force and effect, other than in accordance the terms of the indenture, or a Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Note Guaranty; or

(10) (a) the Liens created by the Security Documents shall at any time not constitute a valid and perfected Lien on any portion of the Collateral (with a fair market value in excess of $25.0 million) intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required by the indenture or the Security Documents), (b) any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect (except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the indenture) or (c) the enforceability of the Liens created by the Security Documents shall be contested by HGI or any Guarantor that is a Significant Subsidiary.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to HGI, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to HGI (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest (including Additional Interest, if any) on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to HGI, the principal of and accrued interest on the notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding notes by written notice to HGI and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by the declaration of acceleration, have been cured or waived, and

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding notes may, by notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured, or waived by the holders of the Debt, or the Debt that gave rise to such Event of Default shall have been discharged in full, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

A holder may not institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes, unless:

(1) the holder has previously given to the trustee written notice of a continuing Event of Default;

(2) holders of at least 25% in aggregate principal amount of outstanding notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the indenture;

(3) holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any note, the trustee may withhold the notice if and so long as the trustee in good faith determines that withholding the notice is in the interest of the holders.

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders

No director, officer, employee, incorporator, member or stockholder of HGI or any Guarantor, as such, will have any liability for any obligations of HGI or such Guarantor under the notes, any Note Guaranty or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Amendments and Waivers

Amendments Without Consent of Holders

HGI and the trustee may amend or supplement the indenture, the notes (and HGI, the trustee or the Collateral Agent may amend or supplement the Security Documents) without notice to or the consent of any noteholder

(1) to cure any ambiguity, defect or inconsistency in the indenture or the notes; (2) to comply with “—Consolidation, Merger or Sale of Assets”;

(3) to comply with any requirements of the Commission in connection with the qualification of the indenture under the Trust Indenture Act;

(4) to evidence and provide for the acceptance of an appointment by a successor trustee;

(5) to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code or any successor provision;

(6) to provide for any Guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the notes when such release, termination or discharge is permitted by the indenture;

(7) to provide for or confirm the issuance of additional notes;

(8) to make any other change that does not materially and adversely affect the rights of any holder;

(9) to conform any provision to the “Description of Notes” in the December Offering Circular, as certified by an officers’ certificate; or

(10) to evidence the issuance of any Pari-Passu Obligations and secure such obligations with Liens on the Collateral.

Amendments With Consent of Holders

(a) Except as otherwise provided in “—Default and Remedies—Consequences of a Default” or paragraph (b), HGI and the trustee may amend the indenture and the notes with the written consent of the holders of a majority in principal amount of the outstanding notes and the holders of a majority in principal amount of the outstanding notes may waive future compliance by HGI with any provision of the indenture or the notes. In addition, the trustee is authorized to permit the Collateral Agent to amend any Security Document with the written consent of the holders of a majority in principal amount of the outstanding notes.

(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not

(1) reduce the principal amount of or change the Stated Maturity of any installment of principal of any note,

(2) reduce the rate of or change the Stated Maturity of any interest payment on any note,

(3) reduce the amount payable upon the redemption of any note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any note may be redeemed,

(4) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder,

(5) make any note payable in money other than that stated in the note,

(6) impair the right of any holder of notes to receive any principal payment or interest payment on such holder’s notes, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment,

(7) make any change in the percentage of the principal amount of the notes required for amendments or waivers,

(8) modify or change any provision of the indenture affecting the ranking (as to contractual right of payment) of the notes or any Note Guaranty in a manner adverse to the holders of the notes, or

(9) release any Note Guaranty other than as permitted by the indenture.

In addition, no amendment, supplement or waiver may release all or substantially all of the Collateral without the consent of holders of at least two-thirds in aggregate principal amount of notes.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

The Indenture provides that, in determining whether the holders of the required principal amount of notes have concurred in any direction, waiver or consent, notes owned by HGI, any Guarantor or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with HGI or any Guarantor shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only notes which the Trustee knows are so owned shall be so disregarded. Subject to the foregoing, only notes outstanding at the time shall be considered in any such determination. As a result, notes held by the HCP Stockholders will not be able to vote in respect of any direction, waiver or consent so long as the HCP Stockholders control HGI.

Defeasance and Discharge

HGI may discharge its obligations under the notes and the indenture by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption within one year, subject to meeting certain other conditions.

HGI may also elect to

(1) discharge most of its obligations in respect of the notes and the indenture, not including obligations related to the defeasance trust or to the replacement of notes or its obligations to the trustee (“legal defeasance”) or

(2) discharge its obligations under most of the covenants and under clause (3) of “—Consolidation, Merger or Sale of Assets—HGI” (and the events listed in clauses (3), (4), (5), (6), (7), (8) (with respect to Significant Subsidiaries only), (9) and (10) under “—Default and Remedies—Events of Default” will no longer constitute Events of Default) (“covenant defeasance”) by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient, in the opinion of an independent firm of certified public accountants to pay principal of and interest on the notes to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an opinion of counsel to the effect that the beneficial owners of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion could not be given absent a change of law after the date of the indenture.

In the case of either discharge or defeasance, the Note Guaranties, if any, will terminate.

Concerning the Trustee

Wells Fargo Bank, National Association is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with HGI and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

Governing Law

The indenture, including any Note Guaranties, and the notes shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to its conflict of laws principles.

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Sale” means any sale, lease, transfer or other disposition of any assets by HGI or any Guarantor, including by means of a merger, consolidation or similar transaction and including any sale by HGI or any Guarantor of the Equity Interests of any Subsidiary (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:

(1) a disposition to HGI or a Guarantor, including the sale or issuance by HGI or any Guarantor of any Equity Interests of any Subsidiary to HGI or any Guarantor;

(2) the disposition by HGI or any Guarantor in the ordinary course of business of (i) Cash Equivalents and cash management investments, (ii) damaged, worn out or obsolete assets, (iii) rights granted to others pursuant to leases or licenses, or (iv) inventory and other assets acquired and held for resale in the ordinary course of business (it being understood that any Equity Interests of any direct Subsidiary of HGI or any Guarantor and the assets of an operating business, unit, division or line of business shall not constitute inventory or other assets acquired and held for resale in the ordinary course of business);

(3) the sale or discount of accounts receivable arising in the ordinary course of business;

(4) a transaction covered by “—Consolidation, Merger or Sale of Assets—HGI”;

(5) a Restricted Payment permitted under, or an Investment not prohibited by “—Limitation on Restricted Payments”;

(6) the issuance of Disqualified Equity Interests pursuant to “—Limitation on Debt and Disqualified Stock”;

(7) any disposition in a transaction or series of related transactions of assets with a fair market value of less than $5.0 million;

(8) any disposition of Equity Interests of a Subsidiary pursuant to an agreement or other obligation with or to a Person from whom such Subsidiary was acquired or from whom such Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(9) any surrender or waiver of contract rights pursuant to a settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(10) foreclosure or any similar action with respect to any property or other asset of HGI or any of its Subsidiaries;

(11) dispositions in connection with Permitted Liens; and

(12) dispositions of marketable securities, other than shares of Spectrum common stock, constituting less than 5% of the Total Assets; provided that such disposition is at fair market value and the consideration consists of Cash Equivalents.

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, at the time of determination, the present value, discounted at the interest rate implicit in the Sale and Leaseback Transaction determined in accordance with GAAP, of the total obligations of the lessee for rental payments during the remaining term of the lease in the Sale and Leaseback Transaction.

“Average Life” means, with respect to any Debt or Disqualified Equity Interests, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt or such redemption or similar payment with respect to such Disqualified Equity Interests and (y) the amount of such principal, or redemption or similar payment by (ii) the sum of all such principal, or redemption or similar payments.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except with respect to the definition of Change of Control, any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(2) with respect to a limited liability company, any managing member thereof or, if managed by managers, the board of managers thereof, or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(3) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

“Cash Collateral Coverage Ratio” means, on any date of determination, the ratio of (i) the Fair Market Value of the Collateral (but only to the extent the notes are secured by a first-priority Lien pursuant to the Security Agreements on such Collateral that is subject to no prior Liens) consisting of Cash Equivalents to (ii) the principal amount of Debt secured by Liens on the Collateral outstanding on such date.

“Cash Equivalents” means

(1) United States dollars, or money in other currencies received in the ordinary course of business;

(2) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations with maturities not exceeding one year from the date of acquisition;

(3) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof having capital, surplus and undivided profits in excess of $500 million whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least P-1 by Moody’s or A-1 by S&P and maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of HGI and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of HGI;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate Beneficial Owner, directly or indirectly, of 35% or more of the voting power of the Voting Stock of HGI other than a Permitted Holder; provided that such event shall not be deemed a Change of Control so long as one or more Permitted Holders shall Beneficially Own more of the voting power of the Voting Stock of HGI than such person or group;

(4) the first day on which a majority of the members of the Board of Directors of HGI are not Continuing Directors;

For purposes of this definition, (i) any direct or indirect holding company of HGI shall not itself be considered a Person for purposes of clauses (1) or (3) above or a “person” or “group” for purposes of clauses (1) or (3) above, provided that no “person” or “group” (other than the Permitted Holders or another such holding company) Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such company, and a majority of the Voting Stock of such holding company immediately following it becoming the holding company of HGI is Beneficially Owned by the Persons who Beneficially Owned the voting power of the Voting Stock of HGI immediately prior to it becoming such holding company and (ii) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Collateral Agent” means Wells Fargo Bank, National Association, in its capacity as the Collateral Agent, or any collateral agent appointed pursuant to the Collateral Trust Agreement.

“Collateral Coverage Ratio” means, at the date of determination, the ratio of (i) the Fair Market Value of the Collateral (but only to the extent the notes are secured by a first-priority Lien on such Collateral pursuant to the Security Agreements that is subject to no prior Lien) to (ii) the principal amount of Debt secured by Liens on the Collateral outstanding on such date.

“Collateral Trust Agreement” means the collateral trust agreement dated as of January 7, 2011 among HGI, the Collateral Agent and the trustee, as amended from time to time.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of HGI and its Subsidiaries for such period determined on a consolidated basis in conformity with GAAP, provided that the following (without duplication) will be excluded in computing Consolidated Net Income:

(1) the net income (or loss) of any Person that is not a Guarantor, except that net income shall be included to the extent of the dividends or other distributions actually paid in cash to HGI or any of the Guarantors by such Person during such period;

(2) any net income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net after-tax gains or losses attributable to or associated with the extinguishment of Debt or Hedging Agreements;

(4) the cumulative effect of a change in accounting principles;

(5) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post- employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights;

(6) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption;

(7) any expenses or charges related to any issuance of Equity Interests, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Debt (including amortization or write offs of debt issuance or deferred financing costs, premiums and prepayment penalties), in each case, whether or not successful, including any such expenses or charges attributable to the issuance and sale of the notes and the consummation of the exchange offer pursuant to the registration rights agreement;

(8) any expenses or reserves for liabilities to the extent that HGI or any Subsidiary is entitled to indemnification therefor under binding agreements; provided that any liabilities for which HGI or such Subsidiary is not actually indemnified shall reduce Consolidated Net Income in the period in which it is determined that HGI or such Subsidiary will not be indemnified;

(9) to the extent specifically included in the unconsolidated Statement of Operations of HGI, (a) unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP shall be excluded (until realized, at which time such gains or losses shall be included); and (b) unrealized gains and losses with respect to hedging obligations for currency exchange risk shall be excluded (until realized, at which time such gains or losses shall be included); and

(10) to the extent specifically included in the unconsolidated Statement of Operations of HGI, any charges resulting from the application of FASB ASC 350, Intangibles—Goodwill and Other, ASC 815, Accounting for Derivative Instruments and Hedging Activities, Accounting Standards Codification Topic 360-10-35-15, Impairment or Disposal of Long-Lived Assets, Accounting Standards Codification Topic 480-10-25-4, Distinguishing Liabilities from Equity—Overall Recognition, or Accounting Standards Codification Topic 820 Fair Value Measurements and Disclosures, the amortization of intangibles arising pursuant to FASB ASC 805, Business Combinations, non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 Debt—Debt with Conversion Options—Recognition, and any non-cash income tax expense that results from the inability to include deferred tax liabilities related to indefinite lived intangible assets as future reversals of temporary differences under FASB ASC 740-10-30-18, non-cash charges arising from the springing maturity feature of the notes, and restructuring and related charges and acquisition and related integration charges.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of HGI who:

(1) was a member of such Board of Directors on the Issue Date or

(2) was nominated for election or elected to such Board of Directors with the approval of the Permitted Holders or a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contribution Debt” means Debt or Disqualified Equity Interests of HGI or any Guarantor with a Stated Maturity after the Stated Maturity of the notes in an aggregate principal amount or liquidation preference not greater than (i) half (in the case of Debt referred to in clause (1) below) and (ii) twice (in the case of unsecured Debt or Disqualified Equity Interests), the aggregate gross amount of cash proceeds received from the issuance and sale of Qualified Equity Interests of HGI or a capital contribution to the common equity of HGI; provided that:

(1) Contribution Debt may be secured by Liens on the Collateral (provided that no such Contribution Debt may be so secured unless, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, (x) the aggregate principal amount of Debt outstanding and incurred under this clause (1), together with other Pari-Passu Obligations (including the notes) does not exceed $850 million and (y) HGI would be in compliance with the covenants set forth under “—Certain Covenants—Maintenance of Liquidity,” and “—Maintenance of Collateral Coverage” (calculated as if the Incurrence date was a date on which such covenant is required to be tested under “—Maintenance of Collateral Coverage”));

(2) such cash has not been used to make a Restricted Payment and shall thereafter be excluded from any calculation under paragraph (a)(3)(B) under “Limitation on Restricted Payments” (it being understood that if any such Debt or Disqualified Stock Incurred as Contribution Debt is redesignated as Incurred under any provision other than paragraph (b)(13) of the “Limitation on Debt” covenant, the related issuance of Equity Interests may be included in any calculation under paragraph (a)(3)(B) in the “Limitation on Restricted Payments” covenant); and

(3) such Contribution Debt (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Debt pursuant to an officers’ certificate on the Incurrence date thereof.

Any cash received from the issuance and sale of Qualified Equity Interests of HGI or a capital contribution to the common equity of HGI may only be applied to incur secured Debt pursuant to clause (i) of the first paragraph above or unsecured Debt or Disqualified Equity Interests pursuant to clause (ii) of such paragraph. For example, if HGI issues Qualified Equity Interests and receives $100 of cash proceeds, HGI may either incur $50 of secured Debt (subject to the conditions set forth in such clause (i)) or $200 of unsecured Debt or Disqualified Equity Interests, but may not incur $50 of secured Debt and $150 of unsecured Debt.

“Debt” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments, excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of trade payables;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services which would have been recorded as liabilities under GAAP, excluding trade payables arising in the ordinary course of business;

(5) all obligations of such Person as lessee under Capital Leases (other than the interest component thereof);

(6) all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed;

(7) to the extent not otherwise included, all Debt of other Persons secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, provided that the amount of such Debt shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Debt;

(8) all obligations of such Person under Hedging Agreements; and

(9) all Disqualified Equity Interests of such Person;

provided, however, that notwithstanding the foregoing, Debt shall be deemed not to include (1) deferred or prepaid revenues, (2) any liability for federal, state, local or other taxes owed or owing to any governmental entity or (3) contingent obligations incurred in the ordinary course of business and not in respect of borrowed money.

The amount of Debt of any Person will be deemed to be:

(A) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(B) with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Debt;

(C) with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt;

(D) with respect to any Hedging Agreement, the net amount payable if such Hedging Agreement terminated at that time due to default by such Person; and

(E) otherwise, the outstanding principal amount thereof.

“December Offering Circular” means the confidential offering circular, dated December 14, 2012, relating to the issuance of the existing notes issued on December 24, 2013.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by HGI or a Guarantor in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officers’ certificate executed by an officer of HGI or such Guarantor at the time of such Asset Sale. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been sold for cash or Cash Equivalents (which shall be considered Net Cash Proceeds of an Asset Sale when received).

“Disqualified Equity Interests” means Equity Interests that by their terms or upon the happening of any event are:

(1) required to be redeemed or redeemable at the option of the holder prior to the Stated Maturity of the notes for consideration other than Qualified Equity Interests, or

(2) convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Debt;

provided that (i) only the portion of the Equity Interests which is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the Stated Maturity of the notes shall be deemed to be Disqualified Equity Interests, (ii) if such Equity Interests are issued to any employee or to any plan for the benefit of employees of HGI or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by HGI in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (iii) Equity Interests will not constitute Disqualified Equity Interests solely because of provisions giving holders thereof the right to require repurchase or redemption upon an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes if those provisions:

(A) are no more favorable to the holders than “—Limitation on Asset Sales” and “—Repurchase of Notes Upon a Change of Control”, and

(B) specifically state that repurchase or redemption pursuant thereto will not be required prior to HGI’s repurchase of the notes as required by the indenture.

“Disqualified Stock” means Capital Stock constituting Disqualified Equity Interests.

“Domestic Subsidiary” means any Subsidiary formed under the laws of the United States of America or any jurisdiction thereof.

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into equity.

“Equity Offering” means a primary offering, whether by way of private placement or registered offering, after the Issue Date, of Qualified Stock of HGI other than an issuance registered on Form S-4 or S-8 or any successor thereto or any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Property” means

(i) motor vehicles, the perfection of a security interest in which is excluded from the Uniform Commercial Code in the relevant jurisdiction;

(ii) voting Equity Interests in any Foreign Subsidiary, to the extent (but only to the extent) required to prevent the Collateral from including more than 65% of all voting Equity Interests in such Foreign Subsidiary;

(iii) any interest in a joint venture or non-Wholly Owned Subsidiary to the extent and for so long as the attachments of security interest created hereby therein would violate any joint venture agreement, organizational document, shareholders agreement or equivalent agreement relating to such joint venture or Subsidiary;

(iv) any rights of HGI or any Guarantor in any contract or license if under the terms thereof, or any applicable law with respect thereto, the valid grant of a security interest therein to the Collateral Agent is prohibited and such prohibition has not been waived or the consent of the other party to such contract or license has not been obtained or, under applicable law, such prohibition cannot be waived;

(v) certain deposit accounts, the balance of which consists exclusively of (a) withheld income taxes and federal, state, local and foreign employment taxes in such amounts as are required to be paid to the IRS or any other applicable governmental authority and (b) amounts required to be paid over to an employee benefit plan on behalf of or for the benefit of employees of HGI or any Guarantor;

(vi) other property that the Collateral Agent may determine from time to time that the cost of obtaining a Lien thereon exceeds the benefits of obtaining such a Lien (it being understood that the Collateral Agent shall have no obligation to make any such determination);

(vii) any intent-to-use U.S. trademark application to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to- use trademark application or the mark that is the subject of such application under applicable law;

(viii) Equity Interests of Zap.Com Corporation until such time as HGI determines that such Equity Interests should be pledged as Collateral, such determination (which shall be irrevocable) to be made by an officers’ certificate delivered by HGI to the Collateral Agent; and

(ix) an amount in Cash Equivalents not to exceed $1 million deposited for the purpose of securing, leases of office space, furniture or equipment;

provided however that “Excluded Property” shall not (i) apply to any contract or license to the extent the applicable prohibition is ineffective or unenforceable under the UCC (including Sections 9-406 through 9-409) or any other applicable law, or (ii) limit, impair or otherwise affect Collateral Agent’s unconditional continuing security interest in and Lien upon any rights or interests of HGI or such Guarantor in or to moneys due or to become due under any such contract or license (including any accounts).

“Exco Joint Venture” means EXCO/HGI Production Partners, LP and the transactions relating to the formation and governance of such joint venture, as described in the December Offering Circular.

“Existing Preferred Stock” means the Issuer’s Series A Participating Convertible Preferred Stock and Series A-2 Participating Convertible Preferred Stock outstanding on the Issue Date and any accretion thereafter.

“Fair Market Value” means:

(i) in the case of any Collateral that (a) is listed on a national securities exchange or (b) is actively traded in the over-the-counter-market and represents equity in a Person with a market capitalization of at least $500 million on each trading day in the preceding 60 day period prior to such date, the product of (a) (i) the sum of the volume weighted average prices of a unit of such Collateral for each of the 20 consecutive trading days immediately prior to such date, divided by (ii) 20, multiplied by (b) the number of units pledged as Collateral;

(ii) in the case of any Collateral that is not so listed or actively traded (other than Cash Equivalents), the fair market value thereof (defined as the price that would be negotiated in an arms’-length transaction for cash between a willing buyer and willing seller, neither of which is acting under compulsion), as determined by a written opinion of a nationally recognized investment banking, appraisal, accounting or valuation firm that is not an Affiliate of HGI; provided that (i) such written opinion may be based on a desktop appraisal conducted by such banking, appraisal, accounting or valuation firm for any date of determination that is not the end of the fiscal year for HGI and (ii) the fair market value thereof determined by such written opinion may be determined as of a date as early as 30 days prior to the end of the applicable fiscal period on which a covenant is required to be tested (the end of such period being referred to as the “Test Date”); and

(iii) in the case of Cash Equivalents, the face value thereof.

The “volume weighted average price” means the per share of common stock (or per minimum denomination or unit size in the case of any security other than common stock) volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page for the “<equity> AQR” page corresponding to the “ticker” for such common stock or unit (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of such common stock (or per minimum denomination or unit size in the case of any security other than common stock) on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the trustee). The “volume weighted average price” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

In the case of any assets referenced in clause (ii) above tested on a date of determination other than in connection with a Test Date, for purposes of calculating compliance with a covenant, HGI will be permitted to rely on the value as determined by the written opinion given for the most recently completed Test Date.

For the avoidance of doubt:

(i) if HGI will be in compliance with an applicable covenant at a Test Date even if an asset constituting Collateral had no value, it shall not be required to obtain an appraisal of such Collateral (in which case such Collateral shall be assumed to have no value for such purpose); and

(ii) if HGI will be in compliance with an applicable covenant at a Test Date if an asset constituting Collateral has a minimum specified value, an appraisal establishing that such Collateral is worth at least such minimum specified value shall be sufficient (in which case such Collateral shall be assumed to have such minimum specified value for such purpose).

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each Subsidiary that executes a supplemental indenture providing for the guaranty of the payment of the notes, or any successor obligor under its Note Guaranty pursuant to “Consolidation, Merger or Sale of Assets”, in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the indenture.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to manage fluctuations in interest rates, (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to manage fluctuations in foreign exchange rates or (iii) any commodity swap, forward contract or other agreement designed to manage fluctuations in commodity prices.

“Incur” and “Incurrence” means, with respect to any Debt or Capital Stock, to incur, create, issue, assume or Guarantee such Debt or Capital Stock. If any Person becomes a Guarantor on any date after the date of the indenture, the Debt and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of “—Limitation on Debt and Disqualified Stock”, but will not be considered the sale or issuance of Equity Interests for purposes of “—Limitation on Asset Sales”. The accrual of interest, accretion of original issue discount or payment of interest in kind or the accretion or payment in kind, accumulation of dividends on any Equity Interests, will not be considered an Incurrence of Debt.

“Investment” means

(1) any direct or indirect advance, loan or other extension of credit to another Person,

(2) any capital contribution to another Person, by means of any transfer of cash or other property or in any other form,

(3) any purchase or acquisition of Equity Interests, bonds, notes or other Debt, or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

(4) any Guarantee of any obligation of another Person.

“Issue Date” means December 24, 2012.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease).

“Liquid Collateral Coverage Ratio” means the ratio of (i) the Fair Market Value of the Collateral (but only to the extent the notes are secured by a first-priority Lien pursuant to the Security Agreements on such Collateral that is subject to no prior Lien) consisting of (a) shares of common stock of Spectrum (so long as (A) such stock is listed on a national securities exchange or is actively traded on the over-the-counter market and (B) at least 15% of the outstanding shares of such stock is owned by persons other than HGI, its Subsidiaries and the Permitted Holders) (b) shares, interests or other equivalent interests of any class of Capital Stock of a Person (other than Spectrum) so long as (A) such class of shares, interests, or other equivalent interests of Capital Stock is listed on a national securities exchange and (B) at least 15% of the outstanding shares, interests or other equivalent interest of such class of Capital Stock is owned by persons other than HGI, its Subsidiaries and the Permitted Holders and (c) Cash Equivalents to (ii) the principal amount of Debt secured by Liens on the Collateral outstanding on such date.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash (including (i) payments in respect of deferred payment obligations to the extent corresponding to, principal, but not interest, when received in the form of cash, and (ii) proceeds from the conversion of other consideration received when converted to cash), net of

(1) brokerage commissions, underwriting commissions and other fees and expenses related to such Asset Sale, including fees and expenses of counsel, accountants, consultants and investment bankers;

(2) provisions for taxes as a result of such Asset Sale taking into account the consolidated results of operations of HGI and its Subsidiaries;

(3) payments required to be made to holders of minority interests in Subsidiaries as a result of such Asset Sale or (except in the case of Collateral) to repay Debt outstanding at the time of such Asset Sale that is secured by a Lien on the property or assets sold;

(4) appropriate amounts to be provided as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount to be deemed a receipt of cash; and

(5) payments of unassumed liabilities (not constituting Debt) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale.

“Note Guaranty” means the guaranty of the notes by a Guarantor pursuant to the indenture.

“Obligations” means, with respect to any Debt, all obligations (whether in existence on the Issue Date or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities with respect to such Debt, including all interest accrued or accruing after the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

“Permitted Collateral Liens” means: (1) Liens on the Collateral to secure Obligations in respect of the notes (excluding any additional notes); (2) Liens on the Collateral that rank pari passu with or junior to the Liens securing the Obligations in respect of the notes and that secure Obligations in respect of Debt (including any additional notes) Incurred pursuant to clause (1), (2) or (14) of the definition of Permitted Debt; (3) Liens to secure any Permitted Refinancing Debt (or successive Permitted Refinancing Debt) as a whole, or in part, of any Obligations secured by any Lien referred to in clauses (1) or (2) of this definition; and (4) Liens on the Collateral of the types described in clauses (4), (5), (6), (13), (14) and (15) of the definition of Permitted Liens.

“Permitted Holders” means

(1) each of Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd;

(2) any Affiliate of any Person specified in clause (1), other than another portfolio company thereof (which means a company (other than HGI and its investees) actively engaged in providing goods and services to unaffiliated customers) or a company controlled by a “portfolio company”; or

(3) any Person both the Capital Stock and the Voting Stock of which (or in the case of a trust, the beneficial interests in which) are owned 50% or more by Persons specified in clauses (1) or (2) or any group in which the Persons specified in clauses (1) and (2) own more than a majority of the Voting Stock and Capital Stock held by such group.

“Permitted Liens” means

(1) Liens existing on the Issue Date not otherwise permitted;

(2) Permitted Collateral Liens;

(3) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Debt;

(4) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(5) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith by appropriate proceedings, provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(6) Liens incurred in the ordinary course of business not securing Debt and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of HGI and the Guarantors;

(7) Liens on property of a Person at the time such Person becomes a Guarantor, provided such Liens were not created in contemplation thereof and do not extend to any other property of HGI or any other Guarantor (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(8) Liens on property or the Equity Interests of any Person at the time HGI or any Guarantor acquires such property or Person, including any acquisition by means of a merger or consolidation with or into HGI or a Guarantor of such Person, provided such Liens were not created in contemplation thereof and do not extend to any other property of HGI or any Guarantor;

(9) Liens securing Debt or other obligations of HGI or a Guarantor to HGI or a Guarantor;

(10) Liens securing obligations under Hedging Agreements not incurred in violation of the Indenture; provided that, with respect to Hedging Agreements relating to Debt for borrowed money, such Debt is permitted under the Indenture and such Liens only extend to the same property securing such Debt;

(11) extensions, renewals or replacements of any Liens referred to in clauses (1), (7), or (8) in connection with the refinancing of the obligations secured thereby, provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt”, the amount secured by such Lien is not increased; and

(12) other Liens (not on the Collateral) securing obligations in an aggregate amount not exceeding $5.0 million;

(13) licenses or leases or subleases as licensor, lessor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(14) Liens securing office leases and office furniture and equipment in an aggregate amount not to exceed $2.5 million;

(15) Liens on property securing Debt permitted pursuant to clause (b)(14) of “Limitation on Debt and Disqualified Stock”;

(16) Liens consisting of deposits made in the ordinary course of business to secure liability to insurance carriers; and

(17) Liens arising by virtue of any statutory or common law provisions relating to bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.

“Qualified Equity Interests” means all Equity Interests of a Person other than Disqualified Equity Interests.

“Qualified Stock” means all Capital Stock of a Person other than Disqualified Stock.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Sale and Leaseback Transaction” means, with respect to any Person, an arrangement whereby such Person enters into a lease of property previously transferred by such Person to the lessor.

“Security and Pledge Agreement” means the security and pledge agreement dated as of January 7, 2011 among HGI, the Guarantors party thereto and the Collateral Agent, as amended from time to time.

“Security Documents” means (i) the Security and Pledge Agreement, (ii) the Collateral Trust Agreement and (iii) the security documents granting a security interest in any assets of any Person to secure the Obligations under the notes and the Note Guarantees, as each may be amended, restated, supplemented or otherwise modified from time to time.

“Significant Subsidiary” means any Subsidiary, or group of Subsidiaries, that would , taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02 (w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the Issue Date.

“Spectrum Brands Acquisition” means the business combination of Spectrum Brands and Russell Hobbs Merger pursuant to the Agreement and Plan of Merger, dated as of February 9, 2010, as amended, by and among Spectrum Brands Holdings, Russell Hobbs, Spectrum Brands, Battery Merger Corp. and Grill Merger Corp, and the other transactions ancillary to or contemplated by such agreement and the payment of the costs in respect thereof, which occurred on or about June 16, 2010.

“Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subordinated Debt” means any Debt of HGI or any Guarantor which (i) is subordinated in right of payment to the notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect or (ii) is unsecured.

“Subsidiary” means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such Person and one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of HGI.

“Total Assets” means the total assets of HGI and its Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of HGI.

“Trust Indenture Act” means the Trust Indenture Act of 1939.

“U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary, a Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by HGI and one or more Wholly Owned Subsidiaries (or a combination thereof).

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the exchange notes in the name of DTC or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, we are providing you with a description of the operations and procedures of the DTC. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of the DTC.

DTC has also advised us that, in accordance with its procedures, upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. All interests in a global note may be subject to the procedures and requirements of the DTC.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, we and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, neither we, the trustee nor any of our agents, nor the trustee’s agents has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note or

(2) any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of DTC, the trustee or us.

Neither we nor the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in DTC will be effected in accordance with DTC procedures.

DTC advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although DTC has agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC it is under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. Neither we, the trustee nor any of our or the trustee’s respective agents will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note will be exchangeable for definitive notes in registered certificated form if:

(1)	DTC notifies us that it is unwilling or unable to continue as depository for the global notes and a successor depositary is not appointed by us within 90 days of the notice; or

(2)	an event of default under the indenture for the notes has occurred and the trustee has received a request from DTC.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial notes issued in certificated form may be exchanged for beneficial interests in the global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Payment

The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, we will make all payments of principal and interest on the notes at our office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the Paying Agent maintained for that purpose. At our option however, we may make these installments of interest by

(1) check mailed to the holders of notes at their respective addresses provided in the register of holder of notes or

(2) transfer to an account maintained by the payee.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth herein (including Exhibit 8.1 hereto), this discussion is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. The following is a discussion of the material U.S. federal income tax considerations relevant to the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by United States Holders and non-United States Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offer. This discussion does not purport to be a complete analysis of all potential tax effects. The discussion is based on the Code, U.S. Treasury regulations issued thereunder (“Treasury Regulations”), rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions in effect or in existence as of the date of this prospectus, all of which are subject to change at any time or to different interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Holder and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances (for example, United States Holders subject to the alternative minimum tax provisions of the Code) or to Holders subject to special rules, such as certain financial institutions, U.S. expatriates, partnerships or other pass-through entities, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, Holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the initial notes or exchange notes (collectively referred to as “notes”) as part of a “straddle,” “hedge,” or conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Treasury Regulations Section 1.1275-6. Moreover, the effect of any applicable state, local or foreign tax laws, or U.S. federal gift and estate tax law is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer and ownership or disposition of the exchange notes acquired by Holders pursuant to the exchange offer or that any such position would not be sustained.

If an entity taxable as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner (or other owner) will depend on the status of the partner (or other owner) and the activities of the entity. Such partner (or other owner) should consult its tax advisor as to the tax consequences of the entity’s purchasing, owning and disposing of the notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

United States Holders

This section applies to “United States Holders.” A United States Holder is a beneficial owner of notes that is:

•	a citizen or resident alien of the United States as determined for U.S. federal income tax purposes,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Exchange Offer

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, United States Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note.

Payments upon Change of Control or Other Circumstances

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes, or to pay the full principal amount of some or all of the exchange notes before their stated maturity date. These features of the exchange notes may implicate the provisions of the Treasury Regulations governing “contingent payment debt instruments.” A debt instrument is not subject to these provisions, however, if, at the date of its issuance, there is only a “remote” chance that contingencies affecting the instrument’s yield to maturity will occur. We believe that the likelihood that we will be obligated to make such payments in amounts or at times that affect the exchange notes’ yield to maturity is remote, and we do not intend to treat the exchange notes as contingent payment debt instruments. Our determination that the contingencies giving rise to such payments are remote is binding on a United States Holder unless such United States Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its exchange notes in excess of stated interest and to treat as ordinary income rather than as capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. The remainder of this summary assumes that the exchange notes will not be subject to the Treasury Regulations governing contingent payment debt instruments.

Pre-Acquisition Accrued Interest

A portion of the price paid for an initial note that was issued on July 25, 2013 (a “July 2013 Initial Note”) was be allocable to interest that “accrued” prior to the date the July 2013 Initial Note was purchased, or “pre-acquisition accrued interest,” and an exchange note received by an original purchaser of a July 2013 Initial Note in exchange for the July 2013 Initial Note should have the same amount of pre-acquisition accrued interest as the July 2013 Initial Note had. To the extent a United States Holder’s exchange note has pre-acquisition accrued interest, a portion of the first stated interest payment equal to the amount of pre-acquisition accrued interest should be treated as a nontaxable return of such pre-acquisition accrued interest to the United States Holder that reduces the United States Holder’s adjusted tax basis in the exchange note.

Interest

Subject to the return of pre-acquisition accrued interest (see “—Pre-Acquisition Accrued Interest,” above), qualified stated interest (“QSI”) on the exchange notes will be taxable to a United States Holder as ordinary income at the time it is received or accrued, in accordance with such United States Holder’s method of tax accounting. We expect the regular interest payments made on the exchange notes to be treated as QSI. An interest payment on a debt instrument is QSI if it is one of a series of stated interest payments on a debt instrument that are unconditionally payable at least annually at a single fixed rate, applied to the outstanding principal amount of the debt instrument.

Market Discount and Bond Premium

Market Discount. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note. Although the Code does not expressly so provide, the revised issue price of the initial note is decreased by the amount of any payments previously made on the initial note (other than payments of QSI). The rules described below do not apply to a United States Holder if such holder purchased an initial note that has de minimis market discount.

Under the market discount rules, a United States Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If a United States Holder disposes of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount in excess of the sum of all amounts payable on the initial note (other than QSI), including pre-acquisition accrued interest, the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. A United States Holder may elect to reduce the amount required to be included in income each year with respect to interest on its note by the amount of amortizable bond premium allocable to that year, based on the exchange note’s yield to maturity. However, because the exchange notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. Holder may amortize with respect to an exchange note. United States Holders should consult their tax advisors about these special rules. If a United States Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the United States Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Sale or Other Taxable Disposition of the Exchange Notes

A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note equal to the difference, if any, between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income to the extent not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the exchange note at the time of disposition. A United States Holder’s adjusted tax basis in an exchange note will be the price such holder paid for the initial note, increased by any market discount previously included in gross income and reduced (but not below zero) by (i) payments of any amounts treated as a return of pre-acquisition accrued interest with respect to the exchange note and (ii) the amount of any amortizable bond premium taken into account with respect to the exchange note. This gain or loss will be a capital gain or loss (except to the extent of accrued interest not previously includible in income or to the extent the market discount rules require the recognition of ordinary income) and will be long-term capital gain or loss if the United States

Holder has held the exchange note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains of noncorporate United States Holders, including individuals, may be taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Medicare Contribution Tax on Unearned Income

For taxable years beginning after December 31, 2012, a 3.8% Medicare tax will be imposed on the lesser of the “net investment income” or the amount by which modified adjusted gross income exceeds a threshold amount, in either case, of United States Holders that are individuals, estates and trusts. Net investment income includes, among other things, interest income not derived from the conduct of a nonpassive trade or business. Payments of interest on the exchange notes and gain from the sale or other taxable disposition of the exchange notes are expected to constitute net investment income.

Information Reporting and Backup Withholding

Information reporting requirements will apply to United States Holders that are not exempt recipients, such as corporations, with respect to certain payments of interest on the exchange notes and the proceeds of disposition (including a retirement or redemption of an exchange note). In addition, a United States Holder other than certain exempt recipients may be subject to “backup withholding” on the receipt of certain payments on the exchange notes if such holder:

•	fails to provide a correct taxpayer identification number (“TIN”), which for an individual is ordinarily his or her social security number,

•	is notified by the IRS that it is subject to backup withholding,

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding, or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

United States Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

This section applies to “non-United States Holders.” A non-United States Holder is a beneficial owner of notes that is not a United States Holder and that is an individual, corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), estate or trust.

Exchange Offer

Non-United States Holders should not recognize gain or loss upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offer.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, interest paid to a non-United States Holder on an exchange note will not be subject to U.S. federal income tax or withholding tax, provided that such non-United States Holder meets the following requirements:

•	Such holder does not own, actually or constructively, for U.S. federal income tax purposes, stock constituting 10% or more of the total combined voting power of all classes of our stock entitled to vote.

•	Such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through equity ownership.

•	Such holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.

•	Such holder provides a properly completed IRS Form W-8BEN certifying its non-U.S. status.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. withholding tax at a rate of 30%, unless (i) such holder provides a properly completed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty, or (ii) such interest is effectively connected with such holder’s conduct of a U.S. trade or business and such holder provides a properly completed IRS Form W-8ECI.

Sale or Other Taxable Disposition of the Exchange Notes

Subject to the discussion below concerning backup withholding, a non-United States Holder will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or

•	such gain is effectively connected with such holder’s conduct of a trade or business in the United States, in which case such holder will be subject to tax as described below under “Effectively Connected Income.”

Any amounts in respect of accrued interest recognized on the sale or exchange of an exchange note will not be subject to U.S. federal withholding tax, unless the sale or exchange is part of a plan the principal purpose of which is to avoid tax and the withholding agent has actual knowledge or reason to know of such plan.

Effectively Connected Income

If interest or gain from a disposition of the exchange notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business, such holder will be subject to U.S. federal income tax on the interest or gain on a net income basis in the same manner as if such holder were a United States Holder, unless an applicable income tax treaty provides otherwise. The interest or gain in respect of the exchange notes would be exempt from U.S. withholding tax if such holder claims the exemption by providing a properly completed IRS Form W-8ECI. In addition, if such holder is a foreign corporation, such holder may also be subject to a branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we or another withholding agent must report to the IRS and to a non-United States Holder any payments to such holder in respect of interest during the taxable year. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on an exchange note to a non-United States Holder, if such holder provides us with a properly completed IRS Form W-8BEN, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that such holder is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of exchange notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, will not be subject to information reporting and backup withholding; provided that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments made to or through a foreign office of a U.S. broker will not be subject to backup withholding, but are subject to information reporting unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments to or through a U.S. office of a broker, however, are subject to information reporting and backup withholding, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to a non-United States Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 31, 2014 all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the exchange notes.

EXPERTS

The consolidated balance sheets of Harbinger Group Inc. and subsidiaries (the Company) as of September 30, 2013 and September 30, 2012 and the related consolidated statements of operations, comprehensive income, permanent equity, and cash flows for each of the years in the three-year period ended September 30, 2013 and the related financial statement schedules, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the September 30, 2013, consolidated financial statements includes an explanatory paragraph that describes the Company’s election to change its method of presenting tax withholdings for share-based payment awards paid to a taxing authority on behalf of an employee from an operating activity to a financing activity within the consolidated statements of cash flows for all periods presented.

The audit report on the effectiveness of internal control over financial reporting as of September, 31, 2013, contains an explanatory paragraph stating that management excluded from its assessment the residential hardware and home improvement business acquired from Stanley Black & Decker, Inc. in 2013.

The statements of revenues and direct operating expenses of the Certain Conventional Oil and Natural Gas Properties of EXCO Resources, Inc. for the years ended December 31, 2012, 2011 and 2010, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of HHI Group (representing the combined operations of the Stanley National Hardware business, the Black & Decker Hardware and Home Improvement business, and the Tong Lung Metal Industry Co. business, which are all comprised of majority owned subsidiaries of Stanley Black & Decker Inc.) as of and for the nine-month period ended September 29, 2012, and as of and for each of the two fiscal years in the period ended December 31, 2011 appearing in Harbinger Group, Inc.’s Current Report on Form 8-K/A dated March 4, 2013 have been audited by Ernst & Young LLP independent auditor, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information relating to our proved oil and gas reserve quantities, as of September 30, 2013, in this prospectus, was derived solely from a reserves report dated September 30, 2013, prepared by Lee Keeling & Associates, Inc., independent consulting petroleum engineers, in reliance on the authority of such firm as experts in the oil and gas industry.

The consolidated balance sheets of Fidelity & Guaranty Life and subsidiaries (formerly, Harbinger F&G, LLC) (Successor) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows for the years ended September 30, 2013 and 2012 and the period April 6, 2011 through September 30, 2011, and of Fidelity & Guaranty Life Holdings, Inc. and subsidiaries (formerly, Old Mutual U.S. Life Holdings, Inc) (Predecessor) for the period January 1, 2011 through April 5, 2011, and financial statement schedules I to IV, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report includes an explanatory paragraph that describes the Successor’s acquisition of the Predecessor on April 6, 2011. Accordingly, the consolidated financial statements are prepared in conformity with ASC 805, “Business Combinations,” for the Successor as a new entity with assets, liabilities and a capital structure not comparable to prior periods.

The consolidated statements of financial position of Spectrum Brands Holdings, Inc. and subsidiaries as of September 30, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), shareholder’s equity, and cash flows for each of the years in the three-year period ended September 30, 2013, and the related financial statement schedule II, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the September 30, 2013, consolidated financial statements includes an explanatory paragraph that describes Spectrum Brands Holdings, Inc.’s election to change its method of presenting tax withholdings for share-based payment awards paid to a taxing authority on behalf of an employee from an operating activity to a financing activity within the consolidated statements of cash flows for all periods presented.

The consolidated balance sheet of HGI Energy Holdings, LLC and subsidiaries as of September 30, 2013 and the related consolidated statements of operations, changes in member’s equity, and cash flows for the period from October 18, 2012 (inception) to September 30, 2013, have been included herein in reliance upon the reports of KPMG LLP, independent auditor, included herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheets of HGI Funding LLC as of September 30, 2013 and 2012 and the related statements of comprehensive income (loss), member’s equity, and cash flows for each of the years in the two-year period ended September 30, 2013 and the period from January 12, 2011 (Inception) through September 30, 2011, have been included herein in reliance upon the report of KPMG LLP, independent auditor, included herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy any materials that we file with the SEC at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information that we and other issuers file electronically with the SEC. The SEC’s Internet website address is http://www.sec.gov. You can also obtain information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s website or at its public reference room.

SPECTRUM BRANDS HOLDING, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Spectrum Brands Holdings, Inc.:

We have audited the accompanying consolidated statements of financial position of Spectrum Brands Holdings, Inc. and subsidiaries (the Company) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2013. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Brands Holdings, Inc. and subsidiaries as of September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of presenting tax withholdings for share-based payment awards paid to a taxing authority on behalf of an employee from an operating activity to a financing activity within the consolidated statements of cash flows for all periods presented.

/s/ KPMG LLP

Milwaukee, Wisconsin

November 27, 2013

SPECTRUM BRANDS HOLDINGS, INC.

Consolidated Statements of Financial Position

September 30, 2013 and September 30, 2012

(Amounts in thousands, except per share figures)

	September 30, 2013	September 30, 2012
Assets
Current assets:
Cash and cash equivalents	$207,257	$157,961
Receivables:
Trade accounts receivable, net of allowances of $37,376 and $21,870, respectively	481,313	335,301
Other	65,620	38,116
Inventories	632,923	452,633
Deferred income taxes, net	32,959	28,143
Prepaid expenses and other	62,833	49,273

Total current assets	1,482,905	1,061,427
Property, plant and equipment, net	412,551	214,017
Deferred charges and other	26,050	27,711
Goodwill	1,476,672	694,245
Intangible assets, net	2,163,166	1,714,929
Debt issuance costs	65,329	39,320

Total assets	$5,626,673	$3,751,649

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$102,921	$16,414
Accounts payable	525,519	325,023
Accrued liabilities:
Wages and benefits	82,056	82,119
Income taxes payable	32,613	30,272
Accrued interest	36,731	30,473
Other	172,530	126,330

Total current liabilities	952,370	610,631
Long-term debt, net of current maturities	3,115,942	1,652,886
Employee benefit obligations, net of current portion	96,612	89,994
Deferred income taxes, net	492,774	377,465
Other	28,879	31,578

Total liabilities	4,686,577	2,762,554
Commitments and contingencies
Shareholders’ equity:
Common stock, $.01 par value, authorized 200,000 shares; issued 53,579 and 52,799 shares, respectively; outstanding 52,210 and 51,483 shares	535	528
Additional paid-in capital	1,410,738	1,399,261
Accumulated deficit	(435,911)	(340,647)
Accumulated other comprehensive loss	(38,521)	(33,435)

	936,841	1,025,707
Less treasury stock, at cost, 1,369 and 1,316 shares, respectively	(39,820)	(36,612)

Total shareholders’ equity	897,021	989,095
Noncontrolling interest	43,075	—

Total equity	940,096	989,095

Total liabilities and equity	$5,626,673	$3,751,649

See accompanying notes which are an integral part of these consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.

Consolidated Statements of Operations

Years ended September 30, 2013, 2012 and 2011

(Amounts in thousands, except per share figures)

	2013	2012	2011
Net sales	$4,085,581	$3,252,435	$3,186,916
Cost of goods sold	2,685,285	2,126,922	2,050,208
Restructuring and related charges	9,984	9,835	7,841

Gross profit	1,390,312	1,115,678	1,128,867
Selling	636,958	521,191	536,535
General and administrative	286,370	218,832	241,631
Research and development	43,334	33,087	32,901
Acquisition and integration related charges	48,445	31,066	36,603
Restructuring and related charges	24,028	9,756	20,803
Intangible asset impairment	—	—	32,450

Total operating expenses	1,039,135	813,932	900,923

Operating income	351,177	301,746	227,944
Interest expense	375,625	191,911	208,329
Other expense, net	3,506	878	2,491

(Loss) income from continuing operations before income taxes	(27,954)	108,957	17,124
Income tax expense	27,359	60,385	92,295

Net (loss) income	(55,313)	48,572	(75,171)
Less: Net loss attributable to noncontrolling interest, net of tax	(67)	—	—

Net (loss) income attributable to controlling interest	$(55,246)	$48,572	$(75,171)

Basic earnings per share:
Weighted average shares of common stock outstanding	52,034	51,608	51,092
Net (loss) income per share attributable to controlling interest	$(1.06)	$0.94	$(1.47)

Diluted earnings per share:
Weighted average shares of common stock outstanding	52,034	53,309	51,092
Net (loss) income per share attributable to controlling interest	$(1.06)	$0.91	$(1.47)

Cash dividends declared per common share	$0.75	$1.00	$—

See accompanying notes which are an integral part of these consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.

Consolidated Statements of Comprehensive Income (Loss)

Years ended September 30, 2013, 2012 and 2011

(Amounts in thousands)

	2013	2012	2011
Net (loss) income	$(55,313)	$48,572	$(75,171)
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(6,622)	(8,602)	(10,607)
Unrealized (loss) gain on cash flow hedges	(2,509)	1,545	4,428
Defined benefit pension gain (loss)	4,248	(11,932)	(770)

Other comprehensive loss, net of tax	(4,883)	(18,989)	(6,949)

Comprehensive (loss) income	(60,196)	29,583	(82,120)
Less: Comprehensive income attributable to noncontrolling interest	136	—	—

Comprehensive (loss) income attributable to controlling interest	$(60,332)	$29,583	$(82,120)

See accompanying notes which are an integral part of these consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended September 30, 2013, 2012 and 2011

(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net of tax	Treasury Stock	Total Shareholders’ Equity	Non- controlling Interest	Total Equity (Deficit)
	Shares	Amount
Balances at September 30, 2010	51,020	$514	$1,316,461	$(260,892)	$(7,497)	$(2,207)	$1,046,379	$—	$1,046,379
Net loss	—	—	—	(75,171)	—	—	(75,171)	—	(75,171)
Other comprehensive loss	—	—	—	—	(6,949)	—	(6,949)	—	(6,949)
Issuance of common stock	1,150	11	29,840	—	—	—	29,851	—	29,851
Vesting of restricted stock units	180	—	—	—	—	—	—	—	—
Treasury stock purchases	(124)	—	—	—	—	(3,409)	(3,409)	—	(3,409)
Amortization of unearned compensation	—	—	30,389	—	—	—	30,389	—	30,389
Restricted stock units surrendered	—	—	(2,593)	—	—	—	(2,593)	—	(2,593)

Balances at September 30, 2011	52,226	$525	$1,374,097	$(336,063)	$(14,446)	$(5,616)	$1,018,497	$—	$1,018,497
Net loss	—	—	—	48,572	—	—	48,572	—	48,572
Other comprehensive loss	—	—	—	—	(18,989)	—	(18,989)	—	(18,989)
Vesting of restricted stock units	368	3	(3)	—	—	—	—	—	—
Treasury stock purchases	(1,111)	—	—	—	—	(30,996)	(30,996)	—	(30,996)
Amortization of unearned compensation	—	—	29,164	—	—	—	29,164	—	29,164
Restricted stock units surrendered	—	—	(3,997)	—	—	—	(3,997)	—	(3,997)
Dividend declared	—	—	—	(53,156)	—	—	(53,156)	—	(53,156)

Balances at September 30, 2012	51,483	$528	$1,399,261	$(340,647)	$(33,435)	$(36,612)	$989,095	$—	$989,095
Net income	—	—	—	(55,246)	—	—	(55,246)	(67)	(55,313)
Other comprehensive (loss) income	—	—	$—	—	(5,086)	—	(5,086)	203	(4,883)
Vesting of restricted stock units	780	7	(7)	—	—	—	—	—	—
Treasury stock purchases	(53)	—	—	—	—	(3,208)	(3,208)	—	(3,208)
Amortization of unearned compensation	—	—	31,534	—	—	—	31,534	—	31,534
Restricted stock units surrendered	—	—	(20,050)	—	—	—	(20,050)	—	(20,050)
Dividend declared	—	—	—	(40,018)	—	—	(40,018)	—	(40,018)
Noncontrolling interest	—	—	—	—	—	—	—	42,939	42,939

Balances at September 30, 2013	52,210	$535	$1,410,738	$(435,911)	$(38,521)	$(39,820)	$897,021	43,075	$940,096

See accompanying notes which are an integral part of these consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.

Consolidated Statements of Cash Flows

Years ended September 30, 2013, 2012 and 2011

(Amounts in thousands)

	2013	2012	2011
Cash flows from operating activities:
Net (loss) income	$(55,313)	$48,572	$(75,171)
Adjustments to reconcile net (loss) income to net cash used by operating activities:
Depreciation	62,114	40,950	47,065
Amortization of intangibles	77,779	63,666	57,695
Amortization of unearned restricted stock compensation	43,861	29,164	30,389
Amortization of debt issuance costs	13,241	9,922	13,198
Non-cash increase to cost of goods sold from sale of HHI Business acquisition inventory	31,000	—	—
Intangible asset impairment	—	—	32,450
Write-off of unamortized (premium) / discount on retired debt	(5,178)	(466)	8,950
Write-off of debt issuance costs	21,574	2,946	15,420
Non-cash restructuring and related charges	23,245	5,195	15,143
Non-cash debt accretion	2,482	722	4,773
Note retirement tender, call premium and related costs	111,307	25,400	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(62,316)	22,892	12,969
Inventories	(2,707)	(11,642)	96,406
Prepaid expenses and other current assets	(4,269)	561	815
Accounts payable and accrued liabilities	(818)	5,360	(58,023)
Deferred taxes	(21,655)	22,633	57,314
Other changes in assets and liabilities	22,162	(7,124)	(29,522)

Net cash provided by operating activities	256,509	258,751	229,871
Cash flows from investing activities:
Purchases of property, plant and equipment	(81,976)	(46,809)	(36,160)
Acquisition of Shaser, net of cash acquired	(48,766)	—	—
Acquisition of the HHI Business, net of cash acquired	(1,351,008)	—	—
Acquisition of Black Flag	—	(43,750)	—
Acquisition of FURminator, net of cash acquired	—	(139,390)	—
Acquisition of Seed Resources, net of cash acquired	—	—	(11,053)
Proceeds from sale of assets held for sale	—	—	6,997
Other investing activities	(1,178)	(1,545)	(5,480)

Net cash used by investing activities	(1,482,928)	(231,494)	(45,696)
Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount	1,936,250	—	—
Proceeds from issuance of 6.375% Notes	520,000	—	—
Proceeds from issuance of 6.625% Notes	570,000	—	—
Payment of 9.5% Notes, including tender and call premium	(1,061,307)	—	—
Proceeds from issuance of 6.75% Notes	—	300,000	—
Payment of 12% Notes, including tender and call premium	—	(270,431)	—
Proceeds from issuance of 9.5% Notes, including premium	—	217,000	—
Payment of Senior Credit Facilities, excluding ABL revolving credit facility	(571,093)	(155,061)	(224,763)
Prepayment penalty of term loan facility	—	—	(5,653)
Debt issuance costs	(60,850)	(11,231)	(12,616)
Other debt financing, net	11,941	392	5,788
Reduction of other debt	(1,251)	(4,112)	—
Cash dividends paid	(40,108)	(51,450)	—
Treasury stock purchases	(3,208)	(30,996)	(3,409)
Net proceeds from equity offering	—	—	29,851
Share based award tax withholding payments	(20,141)	(3,936)	(2,482)
Other financing activities	—	(953)	—

Net cash provided (used) by financing activities	1,280,233	(10,778)	(213,284)
Effect on cash and cash equivalents due to Venezuela devaluation	(1,871)	—	—
Effect of exchange rate changes on cash and cash equivalents—other	(2,647)	(932)	909

Net increase (decrease) in cash and cash equivalents	49,296	15,547	(28,200)
Cash and cash equivalents, beginning of year	157,961	142,414	170,614

Cash and cash equivalents, end of year	$207,257	$157,961	$142,414

Supplemental disclosure of cash flow information:
Cash paid for interest	$336,798	$185,384	$171,577
Cash paid for taxes	$49,638	$39,173	$37,171

See accompanying notes which are an integral part of these consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share figures)

(1) DESCRIPTION OF BUSINESS

Spectrum Brands Holdings, Inc., a Delaware corporation (“SB Holdings” or the “Company”), is a diversified global branded consumer products company. Spectrum Brands, Inc. (“Spectrum Brands”), is a wholly owned subsidiary of SB Holdings. SB Holdings’ common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “SPB.”

The Company’s operations include the worldwide manufacturing and marketing of alkaline, zinc carbon and hearing aid batteries, as well as aquariums and aquatic health supplies and the designing and marketing of rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. The Company’s operations also include the manufacturing and marketing of specialty pet supplies. The Company also manufactures and markets herbicides, insecticides and insect repellents in North America. The Company also designs, markets and distributes a broad range of branded small appliances and personal care products. The Company’s operations utilize manufacturing and product development facilities located in the United States (“U.S.”), Europe, Latin America and Asia.

On December 17, 2012, the Company acquired the residential hardware and home improvement business (the “HHI Business”) from Stanley Black & Decker, Inc. (“Stanley Black & Decker”), which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business (the “Hardware Acquisition”). The HHI Business has a broad portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. On April 8, 2013, the Company completed the Hardware Acquisition with the closing of the purchase of certain assets of Tong Lung Metal Industry Co. Ltd., a Taiwan Corporation (“TLM Taiwan”), which is involved in the production of residential locksets. For information pertaining to the Hardware Acquisition, see Note 15, “Acquisitions.”

The Company sells its products in approximately 140 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers and enjoys name recognition in its markets under the Rayovac, VARTA and Remington brands, each of which has been in existence for more than 80 years, and under the Tetra, 8-in-1, Dingo, Nature’s Miracle, Spectracide, Cutter, Hot Shot, Black & Decker, George Foreman, Russell Hobbs, Farberware, Black Flag, FURminator, the previously mentioned HHI Business brands and various other brands.

The Company’s global branded consumer products have positions in seven major product categories: consumer batteries; small appliances; pet supplies; electric shaving and grooming; electric personal care; home and garden controls; and hardware and home improvement, which consists of the recently acquired HHI Business.

The Company manages the businesses in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of the Company’s worldwide battery, electric shaving and grooming, electric personal care and small appliances primarily in the kitchen and home product categories (“Global Batteries & Appliances”); (ii) Global Pet Supplies, which consists of the Company’s worldwide pet supplies business (“Global Pet Supplies”); (iii) Home and Garden Business, which consists of the Company’s home and garden and insect control business (the “Home and Garden Business”); and (iv) Hardware & Home Improvement, which consists of the recently acquired HHI Business (“Hardware & Home Improvement”). Management reviews the performance of the Company based on these segments, which also reflect the manner in which the Company’s management monitors performance and allocates resources. For information pertaining to our business segments, see Note 11, “Segment Information.”

(2) Significant Accounting Policies and Practices

(a) Principles of Consolidation and Fiscal Year End

The consolidated financial statements include the financial statements of SB Holdings and its majority owned subsidiaries and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). All intercompany transactions have been eliminated. The Company’s fiscal year ends September 30. References herein to Fiscal 2013, Fiscal 2012 and Fiscal 2011 refer to the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

(b) Change in Accounting Principle

During Fiscal 2013, the Company made a change in accounting principle to present tax withholdings for share-based payment awards paid to taxing authorities on behalf of employees as a financing activity within the Consolidated Statements of Cash Flows. Such amounts were previously presented within operating activities. The Company believes this change is preferable as the predominant characteristic of the transaction is a financing activity. The Company has reclassified the following amounts within its previously reported Consolidated Statements of Cash Flows on a retrospective basis to reflect this change in accounting principle:

	Fiscal 2012	Fiscal 2011
Net cash used by operating activities—Accounts payable and accrued liabilities:
As previously reported	$1,424	$(60,505)
Reclassification of share based award tax withholding payments	3,936	2,482

As reclassified	$5,360	$(58,023)

Net cash used by financing activities—Share based award tax withholding payments:
As previously reported	$—	$—
Reclassification of share based award tax withholding payments	(3,936)	(2,482)

As reclassified	$(3,936)	$(2,482)

(c) Revenue Recognition

The Company recognizes revenue from product sales generally upon delivery to the customer at the shipping point in situations where the customer picks up the product or where delivery terms so stipulate. This represents the point at which title and all risks and rewards of ownership of the product are passed, provided that: there are no uncertainties regarding customer acceptance; there is persuasive evidence that an arrangement exists; the price to the buyer is fixed or determinable; and collectibility is deemed reasonably assured. The Company is generally not obligated to allow for, and its general policy is not to accept, product returns for battery sales. The Company does accept returns in specific instances related to its shaving, grooming, personal care, home and garden, small appliances and pet products. The provision for customer returns is based on historical sales and returns and other relevant information. The Company estimates and accrues the cost of returns, which are treated as a reduction of Net sales.

The Company enters into various promotional arrangements, primarily with retail customers, including arrangements entitling such retailers to cash rebates from the Company based on the level of their purchases, which require the Company to estimate and accrue the estimated costs of the promotional programs. These costs are treated as a reduction of Net sales.

The Company also enters into promotional arrangements that target the ultimate consumer. The costs associated with such arrangements are treated as either a reduction in Net sales or an increase in Cost of goods sold, based on the type of promotional program. The income statement presentation of the Company’s promotional arrangements complies with Accounting Standards Codification (“ASC”) Topic 605: “Revenue Recognition.” For all types of promotional arrangements and programs, the Company monitors its commitments and uses various measures, including past experience, to determine amounts to be recorded for the estimate of the earned, but unpaid, promotional costs. The terms of the Company’s customer-related promotional arrangements and programs are tailored to each customer and are documented through written contracts, correspondence or other communications with the individual customers.

The Company also enters into various arrangements, primarily with retail customers, which require the Company to make upfront cash, or “slotting” payments, in order to secure the right to distribute through such customers. The Company capitalizes slotting payments; provided the payments are supported by a time or volume based arrangement with the retailer, and amortizes the associated payment over the appropriate time or volume based term of the arrangement. The amortization of slotting payments is treated as a reduction in Net sales and a corresponding asset is reported in Deferred charges and other in the accompanying Consolidated Statements of Financial Position.

(d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash Equivalents

For purposes of the accompanying Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(f) Concentrations of Credit Risk and Major Customers

Trade receivables subject the Company to credit risk. Trade accounts receivable are carried at net realizable value. The Company extends credit to its customers based upon an evaluation of the customer’s financial condition and credit history, but generally does not require collateral. The Company monitors its customers’ credit and financial condition based on changing economic conditions and will make adjustments to credit policies as required. Provisions for losses on uncollectible trade receivables are determined based on ongoing evaluations of the Company’s receivables, principally on the basis of historical collection experience and evaluations of the risks of nonpayment for a given customer.

The Company has a broad range of customers including many large retail outlet chains, one of which accounts for a significant percentage of its sales volume. This major customer represented approximately 18%, 23% and 24% of the Company’s Net sales during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. This major customer also represented approximately 11% and 13% of the Company’s Trade accounts receivable, net as of September 30, 2013 and September 30, 2012, respectively.

Approximately 41%, 46% and 44% of the Company’s Net sales during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, occurred outside of the United States. These sales and related receivables are subject to varying degrees of credit, currency, and political and economic risk. The Company monitors these risks and makes appropriate provisions for collectibility based on an assessment of the risks present.

(g) Displays and Fixtures

Temporary displays are generally disposable cardboard displays shipped to customers to facilitate display of the Company’s products. Temporary displays are generally disposed of after a single use by the customer.

Permanent fixtures are more lasting in nature, are generally made from wire or other longer-lived materials, and are shipped to customers for use in displaying the Company’s products. These permanent fixtures are restocked with the Company’s product multiple times over the fixture’s useful life.

The costs of both temporary and permanent displays are capitalized as a prepaid asset until shipped to the customer and are included in Prepaid expenses and other in the accompanying Consolidated Statements of Financial Position. The costs of temporary displays are expensed in the period in which they are shipped to customers and the costs of permanent fixtures are amortized over an estimated useful life of one to two years from the date they are shipped to customers. The unamortized cost of permanent fixtures is reflected in Deferred charges and other in the accompanying Consolidated Statements of Financial Position.

(h) Inventories

The Company’s inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (FIFO) method.

(i) Property, Plant and Equipment

Property, plant and equipment are recorded at cost or at fair value if acquired in a purchase business combination. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Depreciable lives by major classification are as follows:

Building and improvements	20 - 40 years
Machinery, equipment and other	2 - 15 years

Plant and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset; such amortization is included in depreciation expense.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Intangible Assets

Intangible assets are recorded at cost or at fair value if acquired in a purchase business combination. In connection with fresh-start reporting, Intangible Assets were recorded at their estimated fair value on August 30, 2009. Customer lists, proprietary technology and certain trade name intangibles are amortized, using the straight-line method, over their estimated useful lives of up to 20 years. Excess of cost over fair value of net assets acquired (goodwill) and indefinite-lived intangible assets (certain trade name intangibles) are not amortized. Goodwill is tested for impairment at least annually, at the reporting unit level with such groupings being consistent with the Company’s reportable segments. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Indefinite-lived trade name intangibles are tested for impairment at least annually by comparing the fair value, determined using a relief from royalty methodology, with the carrying value. Any excess of carrying value over fair value is recognized as an impairment loss in income from operations.

ASC Topic 350: “Intangibles-Goodwill and Other,” (“ASC 350”) requires that goodwill and indefinite-lived intangible assets be tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. The Company’s management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts may signal that an asset has become impaired.

During Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company’s goodwill and trade name intangibles were tested for impairment as of the Company’s August financial period end, the Company’s annual testing date, as well as in certain interim periods where an event or circumstance occurred that indicated an impairment loss may have been incurred.

Intangibles with Indefinite Lives

In accordance with ASC 350, the Company conducts impairment testing on the Company’s goodwill. To determine fair value during Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company used the discounted estimated future cash flows methodology. Assumptions critical to the Company’s fair value estimates under the discounted estimated future cash flows methodology are: (i) the present value factors used in determining the fair value of the reporting units and trade names; (ii) projected average revenue growth rates used in estimating future cash flows for the reporting unit; and (iii) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances. The Company also tested the aggregate estimated fair value of its reporting units for reasonableness by comparison to the total market capitalization of the Company, which includes both its equity and debt securities.

In addition, in accordance with ASC 350, as part of the Company’s annual impairment testing, the Company tested its indefinite-lived trade name intangible assets for impairment by comparing the carrying amount of such trade names to their respective fair values. Fair value was determined using a relief from royalty methodology. Assumptions critical to the Company’s fair value estimates under the relief from royalty methodology were: (i) royalty rates, (ii) projected average revenue growth rates, and (iii) applicable discount rates.

In connection with the Company’s annual goodwill impairment testing performed during Fiscal 2013, Fiscal 2012 and Fiscal 2011, the first step of such testing indicated that the fair value of the Company’s reporting segments were in excess of their carrying amounts and, accordingly, no further testing of goodwill was required.

During Fiscal 2013, the Company concluded that the fair value of its intangible assets exceeded their carrying value.

During Fiscal 2012, the Company concluded that the fair value of its intangible assets exceeded their carrying value. Additionally, during Fiscal 2012 the Company reclassified $3,450 of certain trade names from indefinite lived to definite lived. These trade names are being amortized over their remaining useful lives, which have been estimated to be 1-3 years.

In connection with its annual impairment testing of indefinite-lived intangible assets during Fiscal 2011, the Company concluded that the fair values of certain trade name intangible assets were less than the carrying amounts of those assets. As a result, during Fiscal 2011 the Company recorded a non-cash pretax intangible asset impairment charge of approximately $32,450 which was equal to the excess of the carrying amounts of the intangible assets over the fair value of such assets. This non-cash impairment of trade name intangible assets has been recorded as a separate component of Operating expenses. This impairment of trade name intangible assets was primarily attributed to lower forecasted profits, reflecting more conservative growth rates versus those originally assumed by the Company at the time of acquisition or upon adoption of fresh start reporting.

A triggering event occurred in Fiscal 2011 which required the Company to test its indefinite-lived intangible assets for impairment between annual impairment dates. On October 1, 2010, the Company realigned its operating segments, which constituted a triggering event for impairment testing. In connection with this interim test, the Company compared the fair value of its reporting segments to their carrying amounts both before and after the change in segment composition, and determined the fair values were in excess of their carrying amounts and, accordingly, no further testing of goodwill was required. The Company also tested the recoverability of its identified indefinite-lived intangibles in connection with the realignment of its operating segments and concluded that the fair values of these assets exceeded their carrying values.

Intangibles with Definite or Estimable Useful Lives

The Company assesses the recoverability of intangible assets with definite or estimable useful lives whenever an event or circumstance occurs that indicates an impairment loss may have been incurred. The Company assesses the recoverability of these intangible assets by determining whether their carrying value can be recovered through projected undiscounted future cash flows. If projected undiscounted future cash flows indicate that the carrying value of the assets will not be recovered, an adjustment would be made to reduce the carrying value to an amount equal to estimated fair value determined based on projected future cash flows discounted at the Company’s incremental borrowing rate. The cash flow projections used in estimating fair value are based on historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Impairment reviews are conducted at the judgment of management when it believes that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review.

(k) Debt Issuance Costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt agreements.

(l) Accounts Payable

Included in accounts payable are book overdrafts, net of deposits on hand, on disbursement accounts that are replenished when checks are presented for payment.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income tax expense.

(n) Foreign Currency Translation

Local currencies are considered the functional currencies for most of the Company’s operations outside the United States. Assets and liabilities of the Company’s foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses, and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of Accumulated other comprehensive income (loss) (“AOCI”). Also included in AOCI are the effects of exchange rate changes on intercompany balances of a long-term nature.

As of September 30, 2013 and September 30, 2012, accumulated (losses) gains related to foreign currency translation adjustments of $(7,050) and $(225), respectively, were reflected in the accompanying Consolidated Statements of Financial Position in AOCI.

Foreign currency transaction gains and losses related to assets and liabilities that are denominated in a currency other than the functional currency are reported in the Consolidated Statements of Operations in the period they occur. Exchange losses on foreign currency transactions aggregating $9,388, $1,654 and $3,370 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, are included in Other expense, net, in the accompanying Consolidated Statements of Operations.

(o) Shipping and Handling Costs

The Company incurred shipping and handling costs of $246,090, $198,152 and $201,480 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Shipping and handling costs, which are included in Selling expenses in the accompanying Consolidated Statements of Operations, include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company’s products for shipment at the Company’s distribution facilities.

(p) Advertising Costs

The Company incurred advertising costs of $22,971, $20,706 and $30,673 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Such advertising costs are included in Selling expenses in the accompanying Consolidated Statements of Operations and include agency fees and other costs to create advertisements, as well as costs paid to third parties to print or broadcast the Company’s advertisements.

(q) Research and Development Costs

Research and development costs are charged to expense in the period they are incurred.

(r) Net (Loss) Income Per Common Share

Basic net (loss) income per common share is computed by dividing net (loss) income available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic net (loss) income per common share does not consider the effect of dilutive common stock equivalents. As long as their effect is not antidilutive, diluted net (loss) income per common share reflects the dilution that would occur if employee stock units and restricted stock awards were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net (loss) income of the entity. The computation of diluted net (loss) income per common share uses the “treasury stock” method to reflect dilution. The difference between the number of shares used in the calculations of basic and diluted net (loss) income per share is due to the effects of restricted stock and assumed conversion of employee stock unit awards.

Net (loss) income per common share is calculated based upon the following shares:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Basic	52,034	51,608	51,092
Effect of restricted stock	—	1,701	—

Diluted	52,034	53,309	51,092

During Fiscal 2013 and Fiscal 2011, the Company has not assumed the exercise of common stock equivalents as the impact would be antidilutive due to the net losses reported.

(s) Environmental Expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed or capitalized as appropriate. The Company determines its liability for environmental matters on a site-by-site basis and records a liability at the time when it is probable that a liability has been incurred and such liability can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers. Estimated environmental remediation expenditures are included in the determination of the net realizable value recorded for assets held for sale.

(t) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of cash flows, operations or accumulated deficit.

(u) Comprehensive (Loss) Income

Comprehensive (loss) income includes foreign currency translation gains and losses on assets and liabilities of foreign subsidiaries, effects of exchange rate changes on intercompany balances of a long-term nature and transactions designated as a hedge of a net investment in a foreign subsidiary, deferred gains and losses on derivative financial instruments designated as cash flow hedges and amortization of deferred gains and losses associated with the Company’s pension plans. The foreign currency translation gains and losses for Fiscal 2013, Fiscal 2012 and Fiscal 2011 were primarily attributable to the impact of translation of the net assets of the Company’s European and Latin American operations, which primarily have functional currencies in Euros, Pounds Sterling, Mexican Peso and Brazilian Real. Except for gains and losses resulting from exchange rate changes on intercompany balances of a long-term nature, and prior to September 30, 2011, the Company did not provide income taxes on currency translation adjustments, as earnings from international subsidiaries were considered to be permanently reinvested. As of the beginning of Fiscal 2012, the Company is no longer considering current and future earnings from international subsidiaries to be permanently reinvested, except for in locations where the Company is precluded by certain restrictions from repatriating earnings.

For information pertaining to the reclassification of unrealized gains and losses on derivative instruments, see Note 7, “Derivative Financial Instruments.”

The following is a roll forward of the amounts recorded in AOCI:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Foreign Currency Translation Adjustments:
Beginning balance	$(225)	$8,377	$18,984
Gross change before reclassification adjustment	(6,622)	(8,602)	(12,857)

Gross change after reclassification adjustment	$(6,622)	$(8,602)	$(12,857)
Deferred tax effect	—	—	2,742
Deferred tax valuation allowance	—	—	(492)

Other Comprehensive Loss	$(6,622)	$(8,602)	$(10,607)
Noncontrolling interest	203	—	—

Ending balance	$(7,050)	$(225)	$8,377

Unrealized Gains (Losses) on Cash Flow Hedges:
Beginning balance	$218	$(1,327)	$(5,755)
Gross change before reclassification adjustment	(2,013)	(1,824)	(5,992)
Net reclassification adjustment for (gains) losses included in earnings	(920)	3,097	13,422

Gross change after reclassification adjustment	$(2,933)	$1,273	$7,430
Deferred tax effect	(234)	(636)	(2,671)
Deferred tax valuation allowance	658	908	(331)

Other Comprehensive Income	$(2,509)	$1,545	$4,428

Ending balance	$(2,291)	$218	$(1,327)

Defined Benefit Pension Plans:
Beginning balance	$(33,428)	$(21,496)	$(20,726)
Gross change before reclassification adjustment	8,097	(15,682)	(6,344)
Net reclassification adjustment for losses (gains) included in Cost of goods sold	1,571	900	(174)
Net reclassification adjustment for (gains) losses included in Selling expenses	(584)	—	69
Net reclassification adjustment for losses included in General and administrative expenses	373	—	113

Gross change after reclassification adjustment	$9,457	$(14,782)	$(6,336)
Deferred tax effect	(5,123)	3,632	2,037
Deferred tax valuation allowance	(86)	(782)	3,529

Other Comprehensive (Loss) Income	$4,248	$(11,932)	$(770)

Ending balance	$(29,180)	$(33,428)	$(21,496)

Total Other Comprehensive Loss, net of tax	$(4,883)	$(18,989)	$(6,949)

Total ending AOCI	$(38,521)	$(33,435)	$(14,446)

(v) Stock Compensation

The Company measures the cost of its stock-based compensation plans, which include restricted stock awards and restricted stock units, based on the fair value of the awards at the date of grant and recognizes these costs over the requisite service period of the awards.

In September 2009, SB Holdings’ board of directors (the “Board”) adopted the 2009 Spectrum Brands Inc. Incentive Plan (the “2009 Plan”). Prior to October 21, 2010, up to 3,333 shares of common stock, net of forfeitures and cancellations, could have been issued under the 2009 Plan. After October 21, 2010, no further awards may be made under the 2009 Plan.

In June 2010, SB Holdings adopted the Spectrum Brands Holdings, Inc. 2007 Omnibus Equity Award Plan (formerly known as the Russell Hobbs Inc. 2007 Omnibus Equity Award Plan, as amended on June 24, 2008) (the “RH Plan”). Prior to October 21, 2010, up to 600 shares of common stock, net of forfeitures and cancellations, could have been issued under the RH Plan. After October 21, 2010, no further awards may be made under the RH Plan.

On October 21, 2010, the Board adopted the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (the “2011 Plan”), which was approved at the Annual Meeting of Stockholders on March 1, 2011. Up to 4,626 shares of common stock of SB Holdings, net of cancellations, may be issued under the 2011 Plan.

Total stock compensation expense associated with restricted stock units recognized by the Company during Fiscal 2013 was $43,861. The amounts before tax are included in General and administrative expenses in the accompanying Consolidated Statements of Operations.

Total stock compensation expense associated with restricted stock units recognized by the Company during Fiscal 2012 was $29,164. The amounts before tax are included in General and administrative expenses in the accompanying Consolidated Statements of Operations, of which $131, related to the accelerated vesting of certain awards to terminated employees.

Total stock compensation expense associated with restricted stock units recognized by the Company during Fiscal 2011 was $30,389. The amounts before tax are included in General and administrative expenses in the accompanying Consolidated Statements of Operations, of which $467, related to the accelerated vesting of certain awards to terminated employees.

The Company granted approximately 700 restricted stock units during Fiscal 2013. Of these grants, 48 restricted stock units are time-based and vest over a period of one year. Of the remaining 652 restricted stock units, 90 are performance-based and vest over a one year period and 562 are both performance and time-based and vest over a one year performance-based period followed by a one year time-based period. The total market value of the restricted stock units on the date of the grant was approximately $32,176.

The Company granted approximately 863 restricted stock units during Fiscal 2012. Of these grants, 160 restricted stock units are time-based and vest over a period ranging from one to two years. The remaining 703 restricted stock units are both performance and time-based and vest over a one year performance-based period followed by a one year time-based period. The total market value of the restricted stock units on the date of the grant was approximately $24,408.

A summary of the Company’s restricted stock and restricted stock unit award activity for Fiscal 2013 and Fiscal 2012, and the non-vested awards outstanding as of September 30, 2013 is as follows:

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Restricted stock awards at September 30, 2011	123	$24.20	$2,977
Vested	(110)	23.75	(2,613)

Restricted stock awards at September 30, 2012	13	$28.00	$364
Vested	(13)	28.00	(364)

Restricted stock awards at September 30, 2013	—	$—	$—

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Non-vested restricted stock units at September 30, 2011	1,645	$28.97	$47,656
Granted	863	28.28	24,408
Forfeited	(57)	28.49	(1,624)
Vested	(520)	29.83	(15,509)

Non-vested restricted stock units at September 30, 2012	1,931	$28.45	$54,931
Granted	700	45.97	32,176
Forfeited	(302)	30.36	(9,168)
Vested	(1,211)	28.25	(34,216)

Non-vested restricted stock units at September 30, 2013	1,118	$39.11	$43,723

(w) Restructuring and Related Charges

Restructuring charges are recognized and measured in accordance with the provisions of ASC Topic 420: “Exit or Disposal Cost Obligations,” (“ASC 420”). Under ASC 420, restructuring charges include, but are not limited to, termination and related costs consisting primarily of one-time termination benefits such as severance costs and retention bonuses, and contract termination costs consisting primarily of lease termination costs. Related charges, as defined by the Company, include, but are not limited to, other costs directly associated with exit and integration activities, including impairment of property and other assets, departmental costs of full-time incremental integration employees, and any other items related to the exit or integration activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred. The Company presents restructuring and related charges on a combined basis. (See also Note 14, “Restructuring and Related Charges”, for a more complete discussion of restructuring initiatives and related costs).

(x) Acquisition and Integration Related Charges

Acquisition and integration related charges reflected in Operating expenses include, but are not limited to, transaction costs such as banking, legal, accounting and other professional fees directly related to both consummated acquisitions and acquisition targets, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination expenses associated with mergers and acquisitions.

The following table summarizes acquisition and integration related charges incurred by the Company during Fiscal 2013, Fiscal 2012 and Fiscal 2011:

	2013	2012	2011
Russell Hobbs
Integration costs	$3,452	$10,168	$23,084
Employee termination charges	217	3,900	8,105
Legal and professional fees	39	1,495	4,883

Russell Hobbs Acquisition and integration related charges	$3,708	$15,563	$36,072
HHI Business
Legal and professional fees	27,712	—	—
Integration costs	8,864	—	—
Employee termination charges	356	—	—

HHI Business Acquisition and integration related charges	$36,932	$—	$—

Shaser	4,828	—	—
FURminator	2,270	7,938	—
Black Flag	154	3,379	—
Other	553	4,186	531

Total Acquisition and integration related charges	$48,445	$31,066	$36,603

(3)	INVENTORIES

Inventories for the Company, which are stated at the lower of cost or market, consist of the following:

	September 30,
	2013	2012
Raw materials	$97,290	$58,515
Work-in-process	40,626	23,434
Finished goods	495,007	370,684

	$632,923	$452,633

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	September 30,
	2013	2012
Land, buildings and improvements	$164,654	$88,580
Machinery, equipment and other	405,126	247,065
Construction in progress	46,668	18,366

	$616,448	$354,011
Less accumulated depreciation	203,897	139,994

	$412,551	$214,017

(5)	GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets of the Company consist of the following:

	Global Batteries & Appliances	Hardware & Home Improvement	Global Pet Supplies	Home and Garden Business	Total
Goodwill:
Balances at September 30, 2011	$268,148	$—	$170,285	$171,905	$610,338
Additions	—	—	70,023	15,852	85,875
Effect of translation	408	—	(2,376)	—	(1,968)

Balances at September 30, 2012	$268,556	$—	$237,932	$187,757	$694,245
Additions	67,149	717,853	—	1,614	786,616
Effect of translation	(2,205)	(3,129)	1,145	—	(4,189)

Balances at September 30, 2013	$333,500	$714,724	$239,077	$189,371	$1,476,672

Intangible Assets:
Trade names Not Subject to Amortization
Balances at September 30, 2011	$545,804	$—	$205,491	$75,500	$826,795
Additions	—	—	14,000	8,000	22,000
Reclassification to intangible assets subject to amortization	(920)	—	(2,530)	—	(3,450)
Effect of translation	542	—	(4,819)	—	(4,277)

Balances at September 30, 2012	$545,426	$—	$212,142	$83,500	$841,068
Additions	—	331,000	—	—	331,000
Effect of translation	1,927	(229)	4,284	—	5,982

Balances at September 30, 2013	$547,353	$330,771	$216,426	$83,500	$1,178,050

Intangible Assets Subject to Amortization
Balance at September 30, 2011, net	$481,473	$—	$219,243	$156,398	$857,114
Additions	—	—	65,118	17,000	82,118
Reclassification from intangible assets not subject to amortization	920	—	2,530	—	3,450
Amortization during period	(32,892)	—	(19,503)	(11,271)	(63,666)
Effect of translation	(2,389)	—	(2,766)	—	(5,155)

Balance at September 30, 2012, net	$447,112	$—	$264,622	$162,127	$873,861
Additions	29,379	158,100	802	—	188,281
Amortization during period	(35,553)	(11,372)	(21,379)	(9,475)	(77,779)
Effect of translation	(162)	(267)	1,182	—	753

Balance at September 30, 2013, net	$440,776	$146,461	$245,227	$152,652	$985,116

Total Intangible Assets, net at September 30, 2013	$988,129	$477,232	$461,653	$236,152	$2,163,166

Intangible assets subject to amortization include proprietary technology, customer relationships and certain trade names, which were recognized in connection with acquisitions and from the application of fresh-start reporting in the fiscal year ended September 20, 2009. The useful lives of the Company’s intangible assets subject to amortization are 9 to 17 years for proprietary technology assets associated with the Global Batteries & Appliances segment, 8 to 9 years for proprietary technology assets related to the Hardware & Home Improvement segment, 4 to 9 years for proprietary technology assets related to the Global Pet Supplies segment, 15 to 20 years for customer relationships of the Global Batteries & Appliances segment, 20 years for customer relationships of the Hardware & Home Improvement segment, Home and Garden Business and Global Pet Supplies segments, 1 to 12 years for trade names within the Global Batteries & Appliances segment, 5 to 8 years for trade names within the Hardware & Home Improvement segment and 3 years for a trade name within the Global Pet Supplies segment.

The carrying value and accumulated amortization for intangible assets subject to amortization are as follows:

	September 30, 2013	September 30, 2012
Proprietary Technology Assets Subject to Amortization:
Gross balance	$172,105	$90,924
Accumulated amortization	(39,028)	(22,768)

Carrying value, net	$133,077	$68,156

Trade Names Subject to Amortization:
Gross balance	$171,572	$150,829
Accumulated amortization	(44,660)	(28,347)

Carrying value, net	$126,912	$122,482

Customer Relationships Subject to Amortization:
Gross balance	$885,895	$796,235
Accumulated amortization	(160,768)	(113,012)

Carrying value, net	$725,127	$683,223

Total Intangible Assets, net Subject to Amortization	$985,116	$873,861

Amortization expense for the years ended September 30, 2013, September 30, 2012 and September 30, 2011 is as follows:

	2013	2012	2011
Proprietary technology amortization	$16,260	$9,133	$6,817
Trade names amortization	16,587	14,347	12,558
Customer relationships amortization	44,932	40,186	38,320

	$77,779	$63,666	$57,695

The Company estimates annual amortization expense of intangible assets for the next five fiscal years will approximate $78,500 per year.

(6)	DEBT

Debt consists of the following:

	September 30, 2013		September 30, 2012
	Amount	Rate	Amount	Rate
Term Loan, due December 17, 2019	$594,709	4.7%	$—	—
Term Loan, due September 4, 2019	300,000	3.6%	—	—
Term Loan, due September 4, 2017	850,000	3.0%	—	—
Former term loan facility	—	—	370,175	5.1%
9.5% Notes, due June 15, 2018	—	—	950,000	9.5%

6.375% Notes, due November 15, 2020	520,000	6.4%	—	—
6.625% Notes, due November 15, 2022	570,000	6.6%	—	—
6.75% Notes, due March 15, 2020	300,000	6.8%	300,000	6.8%
ABL Facility, expiring May 24, 2017	—	5.7%	—	4.3%
Other notes and obligations	28,468	8.5%	18,059	10.9%
Capitalized lease obligations	67,402	6.2%	26,683	6.2%

	$3,230,579		$1,664,917
Original issuance (discounts) premiums on debt	(11,716)		4,383
Less: current maturities	102,921		16,414

Long-term debt	$3,115,942		$1,652,886

The Company’s aggregate scheduled maturities of debt and capital lease obligations as of September 30, 2013 are as follows:

2014	$102,921
2015	79,252
2016	77,717
2017	671,668
2018	11,906
Thereafter	2,287,115

$3,230,579

The Company has the following debt instruments outstanding at September 30, 2013: (i) a senior secured term loan pursuant to a senior credit agreement (the “Senior Credit Agreement”); (ii) 6.75% unsecured notes (the “6.75% Notes”); (iii) 6.375% unsecured notes (the “6.375% Notes”); (iv) 6.625% unsecured notes (the “6.625% Notes”); and (v) a $400 million asset based lending revolving credit facility (the “ABL Facility,” and, together with the Term Loan, (the “Senior Credit Facilities”).

Term Loan

On December 17, 2012, Spectrum Brands entered into a senior term loan facility, maturing December 17, 2019, which provides for borrowings in an aggregate principal amount of $800,000, with $100,000 in Canadian dollar equivalents (the “HHI Term Loan”) in connection with the acquisition of the HHI Business. A portion of the HHI Term Loan proceeds were used to refinance the former term loan facility, which was scheduled to mature on June 17, 2016, and had an aggregate amount outstanding of $370,175 prior to refinancing. In connection with the refinancing, the Company recorded accelerated amortization of portions of the unamortized discount and unamortized Debt issuance costs related to the former term loan facility totaling $5,485 as an adjustment to Interest expense during Fiscal 2013.

On September 4, 2013, Spectrum Brands amended the senior term loan facility, issuing a tranche maturing September 4, 2017, which provides for borrowings in an aggregate principal amount of $850,000, and a tranche maturing September 4, 2019, which provides borrowings in an aggregate principal amount of $300,000, (together with the HHI Term Loan, the “Term Loan”). The proceeds from the amendment were used to extinguish the former 9.5% Notes, which were scheduled to mature on June 15, 2018, and for general corporate purposes. The 9.5% Notes had an outstanding amount of $950,000 prior to extinguishment.

The Term Loan contains financial covenants with respect to debt, including, but not limited to, a fixed charge ratio. In addition, the Term Loan contains customary restrictive covenants, including, but not limited to, restrictions on the Company’s ability to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, pay dividends, make capital expenditures and merge or acquire or sell assets. Pursuant to a guarantee and collateral agreement, the Company, its domestic subsidiaries and its Canadian subsidiaries have guaranteed their respective obligations under the Term Loan and related loan documents and have pledged substantially all of their respective assets to secure such obligations. The Term Loan also provides for customary events of default, including payment defaults and cross-defaults on other material indebtedness.

The HHI Term Loan was issued at a 1.0% discount and recorded net of the $8,000 discount incurred. The discount is reflected as an adjustment to the carrying value of principal, and is being amortized with a corresponding charge to interest expense over the remaining life of the debt. In connection with the issuance of the HHI Term Loan, the Company recorded $19,328 of fees during Fiscal 2013, of which $16,907 are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and is being amortized as an adjustment to interest expense over the remaining life of the HHI Term Loan, with the remainder of $2,421 reflected as an increase to Interest expense during Fiscal 2013.

The tranches related to the amendment of the Term Loan were issued at a .5% discount and recorded net of the $5,750 discount incurred. The discount is reflected as an adjustment to the carrying value of principal, and is being amortized with a corresponding charge to interest expense over the remaining life of the debt. In connection with the amendment of the Term Loan, the Company recorded $16,381 of fees during Fiscal 2013 which are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and is being amortized as an adjustment to interest expense over the remaining life of the Term Loan.

6.375% Notes and 6.625% Notes

On December 17, 2012, in connection with the acquisition of the HHI Business, Spectrum Brands assumed $520,000 aggregate principal amount of 6.375% Notes at par value, due November 15, 2020 (the “6.375% Notes”), and $570,000 aggregate principal amount of 6.625% Notes at par value, due November 15, 2022 (the “6.625% Notes”), previously issued by Spectrum Brands Escrow Corporation. The 6.375% Notes and the 6.625% Notes are unsecured and guaranteed by Spectrum Brands’ parent company, SB/RH Holdings, LLC, as well as by existing and future domestic restricted subsidiaries.

The Company may redeem all or a part of the 6.375% Notes and the 6.625% Notes, upon not less than 30 or more than 60 days notice, at specified redemption prices. Further, the indenture governing the 6.375% Notes and the 6.625% Notes (the “2020/22 Indenture”) requires the Company to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of the Company, as defined in such indenture.

The 2020/22 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2020/22 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2020/22 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 6.375% Notes and the 6.625% Notes. If any other event of default under the 2020/22 Indenture occurs and is continuing, the trustee for the 2020/22 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 6.375% Notes, or the 6.625% Notes, may declare the acceleration of the amounts due under those notes.

The Company recorded $12,906 and $14,127 of fees in connection with the offering of the 6.375% Notes and the 6.625% Notes, respectively, during Fiscal 2013. The fees are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and are being amortized as an adjustment to interest expense over the respective remaining lives of the 6.375% Notes and the 6.625% Notes.

9.5% Notes

On August 6, 2013, the Company launched a cash tender offer (the “Tender Offer”) and consent solicitation (the “Consent Solicitation”) with respect to any and all of its outstanding 9.5% Senior Secured Notes due in 2018 (the “9.5% Notes”). Pursuant to the Consent Solicitation, the Company received consents to the adoption of certain amendments to the indenture governing the 9.5% Notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and other related provisions. The terms of the Tender Offer provided that holders of the 9.5% Notes who tendered their 9.5% Notes prior to the expiration of a consent solicitation period, which ended August 19, 2013, would receive tender offer consideration and a consent payment. Holders tendering their 9.5% Notes subsequent to expiration of the consent solicitation period, but prior to the September 3, 2013 expiration of the Tender Offer period, would receive only tender offer consideration. As of the expiration of the consent solicitation period, holders of the 9.5% Notes had tendered approximately $893,067 of the 9.5% Notes. Following the expiration of the consent solicitation period, an additional $5,000 of the 9.5% Notes were tendered. Following expiration of the Tender Offer period, the Company paid the trustee principal, interest and a call premium sufficient to redeem the remaining approximately $51,933 of the 9.5% Notes not tendered on the redemption date, October 7, 2013. The trustee under the indenture governing the 9.5% Notes accepted those funds in trust for the benefit of the holders of the 9.5% Notes and has acknowledged the satisfaction and discharge of the 9.5% Notes and the indenture governing the 9.5% Notes.

In connection with the Tender Offer, the Company recorded $105,640 of fees and expenses as a cash charge to Interest expense in the Consolidated Statements of Operations during Fiscal 2013. In connection with the satisfaction and discharge process, the Company recorded cash charges of $5,667 to Interest expense in the Consolidated Statements of Operations during Fiscal 2013. In addition, $10,911 of debt issuance costs and unamortized premium related to the 9.5% Notes were written off as a non-cash charge to Interest expense in the Consolidated Statements of Operations during Fiscal 2013.

ABL Facility

On December 17, 2012 the Company exercised its option to increase its asset based lending revolving credit facility (the “ABL Facility”) from $300,000 to $400,000 and extend the maturity to May 24, 2017. In connection with the increase and extension, the Company incurred $323 of fees during Fiscal 2013. The fees are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and are being amortized as an adjustment to interest expense over the remaining life of the ABL Facility.

On March 28, 2013, the Company amended its ABL Facility to conform certain provisions to reflect the acquisition of the HHI Business. In connection with the amendment, the Company incurred $206 of fees during Fiscal 2013. The fees are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and are being amortized as an adjustment to interest expense over the remaining life of the ABL Facility.

As a result of borrowings and payments under the ABL Facility, at September 30, 2013, the Company had aggregate borrowing availability of approximately $288,901, net of lender reserves of $8,559 and outstanding letters of credit of $37,191.

(7) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company principally in the management of its interest rate, foreign currency exchange rate and raw material price exposures. The Company does not hold or issue derivative financial instruments for trading purposes. Derivative instruments are reported at fair value in the Consolidated Statements of Financial Position. When hedge accounting is elected at inception, the Company formally designates the financial instrument as a hedge of a specific underlying exposure and documents both the risk management objectives and strategies for undertaking the hedge. The Company formally assesses both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the forecasted cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the forecasted cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. For derivatives that are not designated as cash flow hedges, or do not qualify for hedge accounting treatment, the change in the fair value is also immediately recognized in earnings.

Fair Value of Derivative Instruments

The Company discloses its derivative instruments and hedging activities in accordance with ASC Topic 815: “Derivatives and Hedging” (“ASC 815”).

The fair value of the Company’s outstanding derivative contracts recorded as assets in the accompanying Consolidated Statements of Financial Position are as follows:

Asset Derivatives		September 30, 2013	September 30, 2012
Derivatives designated as hedging instruments under ASC 815:
Commodity contracts	Receivables—Other	$416	$985
Commodity contracts	Deferred charges and other	3	1,017
Foreign exchange contracts	Receivables—Other	1,719	1,194

Total asset derivatives designated as hedging instruments under ASC 815		2,138	3,196

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Receivables—Other	143	41

Total asset derivatives		$2,281	$3,237

The fair value of the Company’s outstanding derivative contracts recorded as liabilities in the accompanying Consolidated Statements of Financial Position are as follows:

Liability Derivatives		September 30, 2013	September 30, 2012
Derivatives designated as hedging instruments under ASC 815:
Commodity contracts	Accounts payable	$450	$9
Foreign exchange contracts	Accounts payable	4,577	3,063
Foreign exchange contracts	Other long-term liabilities	65	—

Total liability derivatives designated as hedging instruments under ASC 815		$5,092	$3,072

Derivatives not designated as hedging instruments under ASC 815:
Commodity contract	Accounts payable	55	—
Foreign exchange contracts	Accounts payable	5,323	3,967
Foreign exchange contracts	Other long-term liabilities	—	2,926

Total liability derivatives		$10,470	$9,965

Changes in AOCI from Derivative Instruments

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the effective portion of the derivative is reported as a component of Accumulated Other Comprehensive Income (“AOCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. See Note 2(u), “Comprehensive Income (Loss)” for further information.

The following table summarizes the impact of derivative instruments on the accompanying Consolidated Statement of Operations for Fiscal 2013, pretax:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of (Loss) Gain Recognized in AOCI on Derivatives (Effective Portion)	Location of (Loss) Gain Reclassified from AOCI into Income (Effective Portion)	Amount of (Loss) Gain Reclassified from AOCI into Income (Effective Portion)	Location of (Loss) Gain Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	$(2,615)	Cost of goods sold	$(632)	Cost of goods sold	$(39)
Foreign exchange contracts	884	Net sales	920	Net sales	—
Foreign exchange contracts	(282)	Cost of goods sold	632	Cost of goods sold	—

Total	$(2,013)		$920		$(39)

The following table summarizes the impact of derivative instruments on the accompanying Consolidated Statement of Operations for Fiscal 2012, pretax:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Loss Reclassified from AOCI into Income (Effective Portion)	Location of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	$1,606	Cost of goods sold	$(1,148)	Cost of goods sold	$94
Interest rate contracts	15	Interest expense	(864)	Interest expense	—
Foreign exchange contracts	61	Net sales	(474)	Net sales	—
Foreign exchange contracts	(3,506)	Cost of goods sold	(611)	Cost of goods sold	—

Total	$(1,824)		$(3,097)		$94

The following table summarizes the impact of derivative instruments on the accompanying Consolidated Statement of Operations for Fiscal 2011, pretax:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Loss Recognized in AOCI on Derivatives (Effective Portion)	Location of Loss Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	$(1,750)	Cost of goods sold	$2,617	Cost of goods sold	$(47)
Interest rate contracts	(88)	Interest expense	(3,319)	Interest expense	(205	)(A)
Foreign exchange contracts	(487)	Net sales	(131)	Net sales	—
Foreign exchange contracts	(3,667)	Cost of goods sold	(12,384)	Cost of goods sold	—

Total	$(5,992)		$(13,217)		$(252)

(A)	Reclassified from AOCI associated with the prepayment of portions of the Senior Credit Facility.

Other Changes in Fair Value of Derivative Contracts

For derivative instruments that are used to economically hedge the fair value of the Company’s third party and intercompany foreign currency payments, commodity purchases and interest rate payments, the gain (loss) associated with the derivative contract is recognized in earnings in the period of change. During Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company recognized the following gains (losses) on these derivative contracts:

Derivatives Not Designated as Hedging Instruments Under ASC 815	Amount of (Loss) Gain Recognized in Income on Derivatives			Location of (Loss) or Gain Recognized in Income on Derivatives
	2013	2012	2011
Commodity contracts	$(55)	$—	$—	Cost of goods sold
Foreign exchange contracts	(3,597)	5,916	(5,052)	Other expense, net

Total	$(3,652)	$5,916	$(5,052)

Credit Risk

The Company is exposed to the risk of default by the counterparties with which it transacts and generally does not require collateral or other security to support financial instruments subject to credit risk. The Company monitors counterparty credit risk on an individual basis by periodically assessing each such counterparty’s credit rating exposure. The maximum loss due to credit risk equals the fair value of the gross asset derivatives that are concentrated with certain domestic and foreign financial institution counterparties. The Company considers these exposures when measuring its credit reserve on its derivative assets, which was $5 and $46 at September 30, 2013 and September 30, 2012, respectively.

The Company’s standard contracts do not contain credit risk related contingent features whereby the Company would be required to post additional cash collateral as a result of a credit event. However, the Company is typically required to post collateral in the normal course of business to offset its liability positions. At September 30, 2013 and September 30, 2012, the Company had posted cash collateral of $450 and $50, respectively, related to such liability positions. In addition, at September 30, 2013 and September 30, 2012, the Company had no posted standby letters of credit related to such liability positions. The cash collateral is included in Current Assets—Receivables-Other within the accompanying Consolidated Statements of Financial Position.

Derivative Financial Instruments

Cash Flow Hedges

When appropriate, the Company uses interest rate swaps to manage its interest rate risk. The swaps are designated as cash flow hedges with the changes in fair value recorded in AOCI and as a derivative hedge asset or liability, as applicable. The swaps settle periodically in arrears with the related amounts for the current settlement period payable to, or receivable from, the counter-parties included in accrued liabilities or receivables, respectively, and recognized in earnings as an adjustment to interest expense from the underlying debt to which the swap is designated. At September 30, 2013 and September 30, 2012, the Company did not have any interest rate swaps outstanding.

The Company periodically enters into forward foreign exchange contracts to hedge the risk from forecasted foreign currency denominated third party and intercompany sales or payments. These obligations generally require the Company to exchange foreign currencies for U.S. Dollars, Euros, Pounds Sterling, Australian Dollars, Brazilian Reals, Mexican Pesos, Canadian Dollars or Japanese Yen. These foreign exchange contracts are cash flow hedges of fluctuating foreign exchange related to sales of product or raw material purchases. Until the sale or purchase is recognized, the fair value of the related hedge is recorded in AOCI and as a derivative hedge asset or liability, as applicable. At the time the sale or purchase is recognized, the fair value of the related hedge is reclassified as an adjustment to Net sales or purchase price variance in Cost of goods sold.

At September 30, 2013, the Company had a series of foreign exchange derivative contracts outstanding through September 2014 with a contract value of $255,909. At September 30, 2012 the Company had a series of foreign exchange derivative contracts outstanding through September 2013 with a contract value of $202,453. The derivative net loss on these contracts recorded in AOCI at September 30, 2013 was $2,287, net of tax benefit of $637. The derivative loss on these contracts recorded in AOCI at September 30, 2012 was $1,409, net of tax benefit of $565. At September 30, 2013, the portion of derivative net loss estimated to be reclassified from AOCI into earnings over the next 12 months is $2,248, net of tax.

The Company is exposed to risk from fluctuating prices for raw materials, specifically zinc and brass used in its manufacturing processes. The Company hedges a portion of the risk associated with the purchase of these materials through the use of commodity swaps. The hedge contracts are designated as cash flow hedges with the fair value changes recorded in AOCI and as a hedge asset or liability, as applicable. The unrecognized changes in fair value of the hedge contracts are reclassified from AOCI into earnings when the hedged purchase of raw materials also affects earnings. The swaps effectively fix the floating price on a specified quantity of raw materials through a specified date. At September 30, 2013, the Company had a series of zinc swap contracts outstanding through December 2014 for 8 tons with a contract value of $16,235. To hedge brass exposures, at September 30, 2013, the Company had a series of zinc and copper swap contracts outstanding through September 2014 for 1 ton with a contract value of $7,418. At September 30, 2012 the Company had a series of zinc swap contracts outstanding through September 2014 for 15 tons with a contract value of $29,207. The derivative net loss on these contracts recorded in AOCI at September 30, 2013 was $4, net of tax benefit of $32. The derivative net gain on these contracts recorded in AOCI at September 30, 2012 was $1,627, net of tax expense of $320. At September 30, 2013, the portion of derivative net loss estimated to be reclassified from AOCI into earnings over the next 12 months is $8, net of tax.

Derivative Contracts

The Company periodically enters into forward and swap foreign exchange contracts to economically hedge the risk from third party and intercompany payments resulting from existing obligations. These obligations generally require the Company to exchange foreign currencies for U.S. Dollars, Canadian Dollars, Euros or Australian Dollars. These foreign exchange contracts are fair value hedges of a related liability or asset recorded in the accompanying Consolidated Statements of Financial Position. The gain or loss on the derivative hedge contracts is recorded in earnings as an offset to the change in value of the related liability or asset at each period end. At September 30, 2013 and September 30, 2012, the Company had $108,480 and $172,581, respectively, of notional value for such foreign exchange derivative contracts outstanding.

The Company periodically enters into commodity swap contracts to economically hedge the risk from fluctuating prices for raw materials, specifically the pass-through of market prices for silver used in manufacturing purchased watch batteries. The Company hedges a portion of the risk associated with these materials through the use of commodity swaps. The swap contracts are designated as economic hedges with the unrealized gain or loss recorded in earnings and as an asset or liability at each period end. The unrecognized changes in fair value of the hedge contracts are adjusted through earnings when the realized gains or losses affect earnings upon settlement of the hedges. The swaps effectively fix the floating price on a specified quantity of silver through a specified date. At September 30, 2013, the Company had a series of such swap contracts outstanding through May 2014 for 45 troy ounces with a contract value of $980. At September 30, 2012, the Company did not have any commodity swap contracts outstanding.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820: “Fair Value Measurements and Disclosures” (“ASC 820”), establishes a framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs. The Company utilizes valuation techniques that attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The determination of the fair values considers various factors, including closing exchange or over-the-counter market pricing quotations, time value and credit quality factors underlying options and contracts. The fair value of certain derivative financial instruments is estimated using pricing models based on contracts with similar terms and risks. Modeling techniques assume market correlation and volatility, such as using prices of one delivery point to calculate the price of the contract’s different delivery point. The nominal value of interest rate transactions is discounted using applicable forward interest rate curves. In addition, by applying a credit reserve which is calculated based on credit default swaps or published default probabilities for the actual and potential asset value, the fair value of the Company’s derivative financial instrument assets reflects the risk that the counterparties to these contracts may default on the obligations. Likewise, by assessing the requirements of a reserve for non-performance which is calculated based on the probability of default by the Company, the Company adjusts its derivative contract liabilities to reflect the price at which a potential market participant would be willing to assume the Company’s liabilities. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the year.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the Company. These two types of inputs create the following fair value hierarchy:

Level 1—	Unadjusted quoted prices for identical instruments in active markets.

Level 2—	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—	Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value instruments using the best and most relevant data available. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls must be determined based on the lowest level input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. In addition, the Company has risk management teams that review valuation, including independent price validation for certain instruments. Further, in other instances, the Company retains independent pricing vendors to assist in valuing certain instruments.

The Company’s derivatives are valued on a recurring basis using internal models, which are based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities.

The Company’s net derivative portfolio as of September 30, 2013, contains Level 2 instruments and consists of commodity and foreign exchange contracts. The fair values of these instruments as of September 30, 2013 were as follows:

	Level 1	Level 2	Level 3	Total
Total Assets, net	$—	$—	$—	$—

Liabilities:
Commodity contracts, net	$—	$(86)	$—	$(86)
Foreign exchange contracts, net	—	(8,103)	—	(8,103)

Total Liabilities, net	$—	$(8,189)	$—	$(8,189)

The Company’s net derivative portfolio as of September 30, 2012, contains Level 2 instruments and consists of commodity and foreign exchange contracts. The fair values of these instruments as of September 30, 2012 were as follows:

	Level 1	Level 2	Level 3	Total
Assets:
Commodity contracts, net	$—	$1,993	$—	$1,993

Total Assets, net	$—	$1,993	$—	$1,993

Liabilities:
Foreign exchange contracts, net	$—	$(8,721)	$—	$(8,721)

Total Liabilities, net	$—	$(8,721)	$—	$(8,721)

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short term debt approximate fair value. The fair values of long-term publicly traded debt are based on unadjusted quoted market prices (Level 1) and derivative financial instruments are generally based on quoted or observed market prices (Level 2).

The carrying values of goodwill, intangible assets and other long-lived assets are tested annually, or more frequently if an event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3).

The carrying amounts and fair values of the Company’s financial instruments are summarized as follows ((liability)/asset):

	September 30, 2013		September 30, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total debt	$(3,218,863)	$(3,297,411)	$(1,669,300)	$(1,804,831)
Commodity swap and option agreements	(86)	(86)	1,993	1,993
Foreign exchange forward agreements	(8,103)	(8,103)	(8,721)	(8,721)

(9) Income Taxes

Income tax expense was calculated based upon the following components of (loss) income from continuing operations before income tax:

	2013	2012	2011
Pretax (loss) income:
United States	$(212,168)	$(66,102)	$(119,984)
Outside the United States	184,214	175,059	137,108

Total pretax (loss) income	$(27,954)	$108,957	$17,124

The components of income tax expense are as follows:

	2013	2012	2011
Current:
Foreign	$47,740	$38,113	$32,649
State	1,274	(361)	2,332

Total current	$49,014	$37,752	$34,981

Deferred:
Federal	(23,397)	20,884	20,247
Foreign	2,146	5,190	28,054
State	(404)	(3,441)	9,013

Total deferred	$(21,655)	$22,633	$57,314

Income tax expense	$27,359	$60,385	$92,295

The following reconciles the total income tax expense, based on the Federal statutory income tax rate of 35%, with the Company’s recognized income tax expense:

	2013	2012	2011
Statutory federal income tax (benefit) expense	$(9,784)	$38,135	$5,994
Permanent items	10,104	8,595	8,654
Exempt foreign income	(5,921)	(5,760)	(380)
Foreign statutory rate vs. U.S. statutory rate	(19,182)	(15,211)	(14,132)
State income taxes, net of federal (benefit) expense	(11,686)	(2,164)	1,242
Residual tax on foreign earnings	(6,958)	29,844	18,943
FURminator purchase accounting benefit	—	(14,511)	—
HHI purchase accounting benefit	(49,848)	—	—
Valuation allowance	115,318	26,003	68,615
Unrecognized tax expense (benefits)	4,062	(4,386)	(2,793)
Inflationary adjustments	(245)	(803)	(1,472)
Correction of immaterial prior period error	—	—	4,873
Nondeductible share compensation	1,669	684	1,953
Other, net	(170)	(41)	798

Income tax expense	$27,359	$60,385	$92,295

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	September 30,
	2013	2012
Current deferred tax assets:
Employee benefits	$11,372	$16,399
Restructuring	7,085	8,054
Inventories and receivables	24,296	22,495
Marketing and promotional accruals	14,146	8,270
Other	23,261	14,440
Valuation allowance	(32,342)	(29,808)

Total current deferred tax assets	$47,818	$39,850
Current deferred tax liabilities:
Inventories and receivables	(2,748)	(2,618)
Unrealized gains	(373)	(1,153)
Other	(11,738)	(7,936)

Total current deferred tax liabilities	$(14,859)	$(11,707)

Net current deferred tax assets	$32,959	$28,143

Noncurrent deferred tax assets:
Employee benefits	$35,578	$34,927
Restructuring and purchase accounting	340	371
Net operating loss and credit carry forwards	668,679	572,857
Prepaid royalty	6,956	7,006
Property, plant and equipment	9,692	3,255
Unrealized losses	2,136	2,521
Long-term debt	668	3,976
Intangibles	3,917	4,282
Other	5,268	7,866
Valuation allowance	(422,244)	(354,992)

Total noncurrent deferred tax assets	$310,990	$282,069

	September 30,
	2013	2012
Noncurrent deferred tax liabilities:
Property, plant, and equipment	(27,478)	(15,337)
Unrealized gains	(13,126)	(15,803)
Intangibles	(735,506)	(596,199)
Taxes on unremitted foreign earnings	(18,581)	(29,231)
Other	(9,073)	(2,964)

Total noncurrent deferred tax liabilities	$(803,764)	$(659,534)

Net noncurrent deferred tax liabilities	$(492,774)	$(377,465)

Net current and noncurrent deferred tax liabilities	$(459,815)	$(349,322)

In Fiscal 2012, the Company began recording residual U.S. and foreign taxes on foreign earnings as a result of its change in position regarding future repatriation and the requirements of ASC 740. To the extent necessary, the Company intends to utilize earnings of foreign subsidiaries in order to support management’s plans to voluntarily accelerate pay down of U.S. debt, fund distributions to shareholders, fund U.S. acquisitions, and satisfy ongoing U.S. operational cash flow requirements. As a result, earnings of the Company’s non-U.S. subsidiaries after September 30, 2011 are generally not considered to be permanently reinvested, except in jurisdictions where repatriation is either precluded or restricted by law. The Company annually estimates the available earnings, permanent reinvestment classification, and availability and intent to use alternative mechanisms for repatriation for each jurisdiction in which the Company does business. Accordingly, the Company is providing residual U.S. and foreign deferred taxes on these earnings to the extent they cannot be repatriated in a tax-free manner. As of September 30, 2013, the Company has provided residual taxes on approximately $12,506 of Fiscal 2013 distributions of foreign earnings, and $45,735 of earnings not yet taxed in the U.S. resulting in a Fiscal 2013 increase in tax expense, net of a corresponding adjustment to the Company’s domestic valuation allowance, of approximately $109. As of September 30, 2012, the Company recorded residual U.S. and foreign taxes on approximately $21,163 of Fiscal 2012 distributions and $76,475 of earnings not yet taxed in the U.S., resulting in a Fiscal 2012 increase in tax expense, net of a corresponding adjustment to the Company’s domestic valuation allowance, of approximately $3,278. As of September 30, 2011, the Company recorded residual U.S. and foreign taxes on approximately $39,391 of actual and deemed distributions of foreign earnings resulting in a Fiscal 2011 increase in tax expense, net of a corresponding adjustment to the Company’s domestic valuation allowance, of approximately $771. Fiscal 2013, 2012 and 2011 distributions were primarily non-cash deemed distributions under U.S. tax law.

Remaining undistributed earnings of the Company’s foreign operations are approximately $409,589 at September 30, 2013, and are intended to remain permanently invested. Accordingly, no residual income taxes have been provided on those earnings at September 30, 2013. If at some future date these earnings cease to be permanently invested, the Company may be subject to U.S. income taxes and foreign withholding and other taxes on such amounts, which cannot be reasonably estimated at this time.

As of September 30, 2013, the Company has U.S. federal and state net operating loss carryforwards of approximately $1,515,344 and $1,551,341, respectively. These net operating loss carryforwards expire through years ending in 2033. As of September 30, 2013 the Company has foreign loss carryforwards of approximately $111,186 which will expire beginning in the Company’s fiscal year ending 2014. Certain of the foreign net operating losses have indefinite carryforward periods. The Company is subject to an annual limitation on the use of its net operating losses that arose prior to its emergence from bankruptcy. The Company has had multiple changes of ownership, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, that subject the Company’s U.S. federal and state net operating losses and other tax attributes to certain limitations. The annual limitation is based on a number of factors including the value of the Company’s stock (as defined for tax purposes), on the date of the ownership change, its net unrealized built in gain position on that date, the occurrence of realized built in gains in years subsequent to the ownership change, and the effects of subsequent ownership changes (as defined for tax purposes), if any. Due to these limitations, the Company estimates, as of September 30, 2013, that $301,202 of the total U.S. federal and $357,938 of the state net operating loss will expire unused even if the Company generates sufficient income to otherwise use all of its NOLs. In addition, separate return year limitations apply to limit the Company’s utilization of the acquired Russell Hobbs U.S. federal and state net operating losses to future income of the Russell Hobbs subgroup. The Company also projects, as of September 30, 2013, that $102,576 of the total foreign loss carryforwards will expire unused. The Company has provided a full valuation allowance against these deferred tax assets.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. As of September 30, 2013 and September 30, 2012, the Company’s valuation allowance, established for the tax benefit that may not be realized, totaled approximately $454,586 and $384,800, respectively. As of September 30, 2013 and September 30, 2012, approximately $421,743 and $349,316, respectively, related to U.S. net deferred tax assets, and approximately $32,843 and $35,484, respectively, related to foreign net deferred tax assets. The net increase in the valuation allowance for deferred tax assets during Fiscal 2013 totaled approximately $69,786, of which approximately $72,427 related to an increase in the valuation allowance against U.S. net deferred tax assets, and approximately $2,641 related to a decrease in the valuation allowance against foreign net deferred tax assets. As a result of the purchase of HHI, the Company reversed $49,848 of U.S. valuation allowance during Fiscal 2013. The reversal was attributable to $49,848 of net deferred tax liabilities recorded on the HHI acquisition date balance sheet that offset other U.S. net deferred tax assets. As a result of the purchase of FURminator, the Company reversed $14,511 of U.S. valuation allowance during Fiscal 2012. The reversal was attributable to $14,511 of net deferred tax liabilities recorded on the FURminator acquisition date balance sheet that offset other U.S. net deferred tax assets. During Fiscal 2011, the Company determined that a valuation allowance was required against deferred tax assets related to net operating losses in Brazil, and thus recorded a $25,877 increase in the valuation allowance.

The total amount of unrecognized tax benefits on the Company’s Consolidated Statements of Financial Position at September 30, 2013 and September 30, 2012 are $13,807 and $5,877, respectively. If recognized in the future, $10,115 of unrecognized tax benefits will affect the effective tax rate, and $3,692 of unrecognized tax benefits would create deferred tax assets against which the Company would have a full valuation allowance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2013 and September 30, 2012 the Company had approximately $3,671 and $3,564, respectively, of accrued interest and penalties related to uncertain tax positions. The impact related to interest and penalties on the Consolidated Statement of Operations for Fiscal 2013 was a net increase to Income tax expense of $8. The impact related to interest and penalties on the Consolidated Statement of Operations for Fiscal 2012 was a net decrease to Income tax expense of $1,184. The impact related to interest and penalties on the Consolidated Statement of Operations for Fiscal 2011 was a net decrease to Income tax expense of $1,422.

As of September 30, 2013, certain of the Company’s legal entities are undergoing income tax audits. The Company cannot predict the ultimate outcome of the examinations; however, it is reasonably possible that during the next 12 months some portion of previously unrecognized tax benefits could be recognized.

The following table summarizes the changes to the amount of unrecognized tax benefits for Fiscal 2013, Fiscal 2012, and Fiscal 2011:

Unrecognized tax benefits at September 30, 2010	$12,808
Gross increase—tax positions in prior period	1,658
Gross decrease—tax positions in prior period	(823)
Gross increase—tax positions in current period	596
Settlements	(1,850)
Lapse of statutes of limitations	(3,376)

Unrecognized tax benefits at September 30, 2011	$9,013
Gross increase—tax positions in prior period	773
Gross decrease—tax positions in prior period	(1,308)
Gross increase—tax positions in current period	776
Settlements	(1,737)
Lapse of statutes of limitations	(1,640)

Unrecognized tax benefits at September 30, 2012	$5,877
Gross increase—tax positions in prior period	9,104
Gross decrease—tax positions in prior period	(327)
Gross increase—tax positions in current period	516
Settlements	(15)
Lapse of statutes of limitations	(1,348)

Unrecognized tax benefits at September 30, 2013	$13,807

The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions and is subject to ongoing examination by the various taxing authorities. The Company’s major taxing jurisdictions are the U.S., United Kingdom, and Germany. In the U.S., federal tax filings for years prior to and including the Company’s fiscal year ended September 30, 2009 are closed. However, the federal net operating loss carryforwards from the Company’s fiscal years ended September 30, 2009 and prior are subject to Internal Revenue Service (“IRS”) examination until the year that such net operating loss carryforwards are utilized and those years are closed for audit. The Company’s fiscal years ended September 30, 2010, 2011, 2012 and 2013 remain open to examination by the IRS. Filings in various U.S. state and local jurisdictions are also subject to audit and to date no significant audit matters have arisen.

In the U.S., Russell Hobbs federal tax filings for years prior to and including the year ended June 30, 2009 are closed. However, the federal net operating loss carryforwards for Russell Hobbs’ fiscal years ended June 30, 2009 and prior are subject to examination by the IRS until the year that such net operating losses are utilized and those years are closed for audit.

During Fiscal 2011 we recorded the correction of an immaterial prior period error in our consolidated financial statements related to the effective state income tax rates for certain U.S. subsidiaries. We believe the correction of this error to be both quantitatively and qualitatively immaterial to our annual results for Fiscal 2011 or to the financial statements of any previous period. The impact of the corrections was an increase to income tax expense and an increase to deferred tax liabilities in Fiscal 2011 of approximately $4,873.

(10) Employee Benefit Plans

Pension Benefits

The Company has various defined benefit pension plans covering some of its employees in the United States and certain employees in other countries, primarily the United Kingdom and Germany. Plans generally provide benefits of stated amounts for each year of service. The Company funds its U.S. pension plans in accordance with the requirements of the defined benefit pension plans and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. Additionally, in compliance with the Company’s funding policy, annual contributions to non-U.S. defined benefit plans are equal to the actuarial recommendations or statutory requirements in the respective countries.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented below. The Company also has various nonqualified deferred compensation agreements with certain of its employees. Under certain of these agreements, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management’s intent that life insurance contracts owned by the Company will fund these agreements. Under the remaining agreements, the Company has agreed to pay such deferred amounts in up to 15 annual installments beginning on a date specified by the employee, subsequent to retirement or disability, or to a designated beneficiary upon death.

Other Benefits

Under the Rayovac postretirement plan, the Company provides certain health care and life insurance benefits to eligible retired employees. Participants earn retiree health care benefits after reaching age 40 over the next 10 succeeding years of service, and remain eligible until reaching age 65. The plan is contributory; retiree contributions have been established as a flat dollar amount with contribution rates expected to increase at the active medical trend rate. The plan is unfunded. The Company is amortizing the transition obligation over a 20-year period.

The following tables provide additional information on the Company’s pension and other postretirement benefit plans:

	Pension and Deferred Compensation Benefits		Other Benefits
	2013	2012	2013	2012
Change in benefit obligation
Benefit obligation, beginning of year	$240,806	$209,472	$566	$542
Liabilities assumed through acquisitions	14,716	—
Service cost	3,061	2,048	9	12
Interest cost	9,886	10,593	22	27
Actuarial loss (gain)	1,851	29,834	(58)	(14)
Participant contributions	59	182	—	—
Curtailments	(1,507)	—	(135)	—
Benefits paid	(15,925)	(9,354)	(1)	(1)
Foreign currency exchange rate changes	3,195	(1,969)	—	—

Benefit obligation, end of year	$256,142	$240,806	$403	$566

Change in plan assets
Fair value of plan assets, beginning of year	$153,927	$130,641	$—	$—
Assets acquired through acquisitions	6,680	—	—	—
Actual return on plan assets	16,759	20,112	—	—
Employer contributions	12,316	12,587	1	1
Employee contributions	59	182	—	—
Benefits paid	(15,925)	(9,354)	(1)	(1)
Foreign currency exchange rate changes	1,668	(241)	—	—

Fair value of plan assets, end of year	$175,484	$153,927	$—	$—

Accrued Benefit Cost	$(80,658)	$(86,879)	$(403)	$(566)

	Pension and Deferred Compensation Benefits		Other Benefits
	2013	2012	2013	2012
Range of assumptions:
Discount rate	1.8% - 13.0%	4.0% - 13.5%	4.7%	4.0%
Expected return on plan assets	3.6% - 7.8%	4.0% - 7.8%	N/A	N/A
Rate of compensation increase	2.3% - 5.5%	2.3% - 5.5%	N/A	N/A

The net underfunded status as of September 30, 2013 and September 30, 2012 of $80,658 and $86,879, respectively, is recognized in the accompanying Consolidated Statements of Financial Position within Employee benefit obligations, net of current portion. Included in the Company’s AOCI as of September 30, 2013 and September 30, 2012 are unrecognized net losses of $29,180, net of tax expense of $817 and $33,428, net of tax benefit of $4,392, respectively, which have not yet been recognized as components of net periodic pension cost. The net loss in AOCI expected to be recognized during Fiscal 2014 is $1,549.

At September 30, 2013, the Company’s total pension and deferred compensation benefit obligation of $256,142 consisted of $66,895 associated with U.S. plans and $189,247 associated with international plans. The fair value of the Company’s pension and deferred compensation benefit assets of $175,484 consisted of $58,458 associated with U.S. plans and $117,026 associated with international plans. The weighted average discount rate used for the Company’s domestic plans was approximately 3.8% and approximately 3.9% for its international plans. The weighted average expected return on plan assets used for the Company’s domestic plans was approximately 7.8% and approximately 4.7% for its international plans.

At September 30, 2012, the Company’s total pension and deferred compensation benefit obligation of $240,806 consisted of $75,580 associated with U.S. plans and $165,226 associated with international plans. The fair value of the Company’s pension and deferred compensation benefit assets of $153,927 consisted of $51,721 associated with U.S. plans and $102,206 associated with international plans. The weighted average discount rate used for the Company’s domestic plans was approximately 4.3% and approximately 5.3% for its international plans. The weighted average expected return on plan assets used for the Company’s domestic plans was approximately 7.8% and approximately 5.4% for its international plans.

	Pension and Deferred Compensation Benefits			Other Benefits
	2013	2012	2011	2013	2012	2011
Components of net periodic benefit cost
Service cost	$3,061	$2,048	$2,543	$9	$12	$11
Interest cost	9,886	10,593	10,380	22	27	27
Expected return on assets	(8,667)	(8,225)	(7,829)	—	—	—
Amortization of prior service cost	—	72	—	—	—	—
Curtailment gain	(752)	—	—	—	—	—
Recognized net actuarial (gain) loss	2,112	828	8	8	(54)	(52)

Net periodic cost (benefit)	$5,640	$5,316	$5,102	$39	$(15)	$(14)

The discount rate is used to calculate the projected benefit obligation. The discount rate used is based on the rate of return on government bonds as well as current market conditions of the respective countries where such plans are established.

Below is a summary allocation of all pension plan assets as of the measurement date.

	Weighted Average Allocation
	Target		Actual
Asset Category	2013		2013	2012
Equity Securities	0 -	60%	47%	49%
Fixed Income Securities	0 -	40%	21%	20%
Other	0 -	100%	32%	31%

Total	100%	%	100%	100%

The weighted average expected long-term rate of return on total assets is 5.7%.

The Company has established formal investment policies for the assets associated with these plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset/liability studies. The investment policies permit variances from the targets within certain parameters. The weighted average expected long-term rate of return is based on a Fiscal 2013 review of such rates. The plan assets currently do not include holdings of SB Holdings common stock.

The following table sets forth the fair value of the Company’s pension plan assets as of September 30, 2013 segregated by level within the fair value hierarchy. See Note 8, “Fair Value of Financial Instruments”, for discussion of the fair value hierarchy and fair value principles:

	Level 1	Level 2	Level 3	Total
U.S. Defined Benefit Plan Assets:
Common collective trust—equity	$32,772	$9,393	$—	$42,165
Common collective trust—fixed income	—	16,293	—	16,293

Total U.S. Defined Benefit Plan Assets	$32,772	$25,686	$—	$58,458

International Defined Benefit Plan Assets:
Common collective trust—equity	$—	$46,521	$—	$46,521
Common collective trust—fixed income	—	15,868	—	15,868
Insurance contracts—general fund	—	37,690	—	37,690
Other	6,658	10,289	—	16,947

Total International Defined Benefit Plan Assets	$6,658	$110,368	$—	$117,026

The following table sets forth the fair value of the Company’s pension plan assets as of September 30, 2012 segregated by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
U.S. Defined Benefit Plan Assets:
Common collective trust—equity	$20,520	$16,667	$—	$37,187
Common collective trust—fixed income	—	14,534	—	14,534

Total U.S. Defined Benefit Plan Assets	$20,520	$31,201	$—	$51,721

International Defined Benefit Plan Assets:
Common collective trust—equity	$—	$38,507	$—	$38,507
Common collective trust—fixed income	—	15,661	—	15,661
Insurance contracts—general fund	—	40,651	—	40,651
Other	—	7,387	—	7,387

Total International Defined Benefit Plan Assets	$—	$102,206	$—	$102,206

The Company’s Fixed Income Securities portfolio is invested primarily in commingled funds and managed for overall return expectations rather than matching duration against plan liabilities; therefore, debt maturities are not significant to the plan performance.

The Company’s Other portfolio consists of all pension assets, primarily insurance contracts, in the United Kingdom and Germany.

The Company’s expected future pension benefit payments for Fiscal 2014 through its fiscal year 2023 are as follows:

2014	$9,241
2015	8,536
2016	10,135
2017	10,376
2018	10,924
2019-2023	62,547

The Company sponsors a defined contribution pension plan for its domestic salaried employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company also sponsors defined contribution pension plans for employees of certain foreign subsidiaries. Company contributions charged to operations, including discretionary amounts, for Fiscal 2013, Fiscal 2012 and Fiscal 2011 were $11,095, $1,935 and $4,999, respectively.

(11) Segment Information

The Company manages its business in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances; (ii) Global Pet Supplies; (iii) Home and Garden Business; and (iv) Hardware & Home Improvement.

The results of the HHI Business are included in the Company’s Consolidated Statement of Operations as of and subsequent to December 17, 2012, the date of the Hardware Acquisition. The results of TLM Taiwan are included in the Company’s Consolidated Statement of Operations as of and subsequent to its acquisition on April 8, 2013. The financial results related to the HHI Business are reported as a separate business segment, Hardware & Home Improvement.

Global strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each reportable segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives, and has a general manager responsible for the sales and marketing initiatives and financial results for product lines within that segment.

Net sales and Cost of goods sold to other business segments have been eliminated. The gross contribution of intersegment sales is included in the segment selling the product to the external customer. Segment net sales are based upon the segment from which the product is shipped.

The operating segment profits do not include restructuring and related charges, acquisition and integration related charges, impairment charges, interest expense, interest income and income tax expense. Expenses associated with certain general and administrative functions necessary to reflect the operating segments on a standalone basis have also been excluded in the determination of reportable segment profits. Corporate expenses primarily include general and administrative expenses and the costs of global long-term incentive compensation plans which are evaluated on a consolidated basis and not allocated to the Company’s operating segments. All depreciation and amortization included in income from operations is related to operating segments or corporate expense. Costs are identified to operating segments or corporate expense according to the function of each cost center.

All capital expenditures are related to operating segments. Variable allocations of assets are not made for segment reporting.

Segment information for the Company for Fiscal 2013, Fiscal 2012 and Fiscal 2011, is as follows:

Net sales to external customers

	2013	2012	2011
Consumer batteries	$931,647	$948,652	$953,301
Small appliances	740,289	771,568	777,823
Electric shaving and grooming	276,783	279,468	274,587
Electric personal care	254,858	250,251	248,442

Global Batteries & Appliances	2,203,577	2,249,939	2,254,153
Global Pet Supplies	621,834	615,508	578,905
Home and Garden Business	390,539	386,988	353,858
Hardware & Home Improvement	869,631	—	—

Total segments	$4,085,581	$3,252,435	$3,186,916

Depreciation and amortization

	2013	2012	2011
Global Batteries & Appliances	$67,229	$63,618	$68,111
Global Pet Supplies	29,615	27,702	24,274
Home and Garden Business	11,685	13,296	12,375
Hardware & Home Improvement	31,364	—	—

Total segments	139,893	104,616	104,760
Corporate	—	—	—

Total Depreciation and amortization	$139,893	$104,616	$104,760

Segment profit

	2013	2012	2011
Global Batteries & Appliances	$237,544	$244,442	238,864
Global Pet Supplies	91,080	85,866	75,564
Home and Garden Business	78,483	73,609	65,180
Hardware & Home Improvement	88,668	—	—

Total segments	495,775	403,917	379,608
Corporate expenses	62,141	51,514	53,967
Acquisition and integration related charges	48,445	31,066	36,603
Restructuring and related charges	34,012	19,591	28,644
Intangible asset impairment	—	—	32,450
Interest expense	375,625	191,911	208,329
Other expense, net	3,506	878	2,491

(Loss) income from continuing operations before income taxes	$(27,954)	$108,957	$17,124

On February 8, 2013, the Venezuelan government announced the formal devaluation of its currency, the Bolivar fuerte, relative to the U.S. dollar. As Venezuela continues to be considered a highly inflationary economy, the functional currency of the Company’s Venezuelan subsidiary is the U.S. dollar. Therefore, the Company remeasured the local statement of financial position of its Venezuela entity as of February 8, 2013 to reflect the impact of the devaluation to the official exchange rate from 4.3 to 6.3 Bolivar fuerte per U.S. dollar. The effect of the devaluation of the Bolivar fuerte was recorded in other expense, net and resulted in a $1,953 reduction to the Company’s pretax income during Fiscal 2013.

Segment total assets

	September 30,
	2013	2012
Global Batteries & Appliances	$2,360,733	$2,243,472
Global Pet Supplies	948,832	956,043
Home and Garden Business	500,559	508,083
Hardware & Home Improvement	1,735,629	—

Total segments	5,545,753	3,707,598
Corporate	80,920	44,051

Total assets at year end	$5,626,673	$3,751,649

Segment long-lived assets (A)

	September 30,
	2013	2012
Global Batteries & Appliances	$1,545,641	$1,434,392
Global Pet Supplies	757,299	768,140
Home and Garden Business	437,606	445,774
Hardware & Home Improvement	1,335,390	—

Total segments	4,075,936	2,648,306
Corporate	67,832	41,916

Long-lived assets at year end	$4,143,768	$2,690,222

(A)	Includes all of the Company’s non-current assets.

Capital expenditures

	2013	2012	2011
Global Batteries & Appliances	$47,928	$36,271	$25,471
Global Pet Supplies	8,268	7,447	7,059
Home and Garden Business	2,395	3,091	3,630
Hardware & Home Improvement	23,385	—	—

Total segments	81,976	46,809	36,160
Corporate	—	—	—

Total Capital expenditures	$81,976	$46,809	$36,160

Geographic Disclosures—Net sales to external customers

	2013	2012	2011
United States	$2,411,409	$1,772,138	$1,780,127
Outside the United States	1,674,172	1,480,297	1,406,789

Total net sales to external customers	$4,085,581	$3,252,435	$3,186,916

Geographic Disclosures—Long-lived assets (A)

	September 30,
	2013	2012
United States	$3,218,523	$1,988,632
Outside the United States	925,245	701,590

Long-lived assets at year end	$4,143,768	$2,690,222

(A)	Includes all of the Company’s non-current assets.

(12) Commitments and Contingencies

The Company has provided for the estimated costs associated with environmental remediation activities at some of its current and former manufacturing sites. The Company believes that any additional liability in excess of the amounts provided of approximately $5,055, which may result from resolution of these matters, will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company is a defendant in various litigation matters generally arising out of the ordinary course of business. The Company does not believe that any of the matters or proceedings presently pending will have a material adverse effect on its results of operations, financial condition, liquidity or cash flows.

The Company’s minimum rent payments under operating leases are recognized on a straight-line basis over the term of the leases. Future minimum rental commitments under non-cancelable operating leases, principally pertaining to land, buildings and equipment, are as follows:

2014	$39,491
2015	33,376
2016	27,906
2017	23,471
2018	14,578
Thereafter	34,298

Total minimum lease payments	$173,120

All of the leases expire between October 2013 and July 2023. The Company’s total rent expense was $41,829, $34,327 and $40,298 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

(13) Related Party Transactions

Merger Agreement and Exchange Agreement

On June 16, 2010 (the “Closing Date”), SB Holdings completed the merger with Russell Hobbs, Inc. (“Russell Hobbs”)(the “Merger) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2010, as amended on March 1, 2010, March 26, 2010 and April 30, 2010, by and among SB Holdings, Russell Hobbs, Spectrum Brands, Battery Merger Corp., and Grill Merger Corp. (the “Merger Agreement”). As a result of the Merger, each of Spectrum Brands and Russell Hobbs became a wholly-owned subsidiary of SB Holdings. At the effective time of the Merger, (i) the outstanding shares of Spectrum Brands common stock were canceled and converted into the right to receive shares of SB Holdings common stock, and (ii) the outstanding shares of Russell Hobbs common stock and preferred stock were canceled and converted into the right to receive shares of SB Holdings common stock.

Pursuant to the terms of the Merger Agreement, on February 9, 2010, Spectrum Brands entered into support agreements with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (together the “Harbinger Parties”) and Avenue International Master, L.P. and certain of its affiliates (the “Avenue Parties”), in which the Harbinger Parties and the Avenue Parties agreed to vote their shares of Spectrum Brands common stock acquired before the date of the Merger Agreement in favor of the Merger and against any alternative proposal that would impede the Merger.

Immediately following the consummation of the Merger, the Harbinger Parties owned approximately 64% of the outstanding SB Holdings common stock and the stockholders of Spectrum Brands (other than the Harbinger Parties) owned approximately 36% of the outstanding SB Holdings common stock.

On January 7, 2011, the Harbinger Parties contributed 27,757 shares of SB Holdings common stock to Harbinger Group Inc. (“HRG”) and received in exchange for such shares an aggregate of 119,910 shares of HRG common stock (such transaction, the “Share Exchange”), pursuant to a Contribution and Exchange Agreement (the “Exchange Agreement”). Immediately following the Share Exchange, (i) HRG owned approximately 54.4% of the outstanding shares of SB Holding’s common stock and the Harbinger Parties owned approximately 12.7% of the outstanding shares of SB Holdings common stock, and (ii) the Harbinger Parties owned 129,860 shares of HRG common stock, or approximately 93.3% of the outstanding HRG common stock.

In connection with the Merger, the Harbinger Parties and SB Holdings entered into a stockholder agreement, dated February 9, 2010 (the “Stockholder Agreement”), which provides for certain protective provisions in favor of minority stockholders and provides certain rights and imposes certain obligations on the Harbinger Parties, including:

•	for so long as the Harbinger Parties and their affiliates beneficially own 40% or more of the outstanding voting securities of SB Holdings, the Harbinger Parties and the Company will cooperate to ensure, to the greatest extent possible, the continuation of the structure of the SB Holdings board of directors as described in the Stockholder Agreement;

•	the Harbinger Parties will not effect any transfer of equity securities of SB Holdings to any person that would result in such person and its affiliates owning 40% or more of the outstanding voting securities of SB Holdings, unless specified conditions are met; and

•	the Harbinger Parties will be granted certain access and informational rights with respect to SB Holdings and its subsidiaries.

Pursuant to a joinder to the Stockholder Agreement entered into by the Harbinger Parties and HRG, upon consummation of the Share Exchange, HRG became a party to the Stockholder Agreement, and is subject to all of the covenants, terms and conditions of the Stockholder Agreement to the same extent as the Harbinger Parties were bound thereunder prior to giving effect to the Share Exchange.

Certain provisions of the Stockholder Agreement terminate on the date on which the Harbinger Parties or HRG no longer constitutes a Significant Stockholder (as defined in the Stockholder Agreement). The Stockholder Agreement terminates when any person (including the Harbinger Parties or HRG) acquires 90% or more of the outstanding voting securities of SB Holdings.

Also in connection with the Merger, the Harbinger Parties and SB Holdings entered into a registration rights agreement, dated as of February 9, 2010 (the “SB Holdings Registration Rights Agreement”), pursuant to which the Harbinger Parties have, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to their shares of SB Holdings common stock. On September 10, 2010, the Harbinger Parties and HRG entered into a joinder to the SB Holdings Registration Rights Agreement, pursuant to which, effective upon the consummation of the Share Exchange, HRG became a party to the SB Holdings Registration Rights Agreement, entitled to the rights and subject to the obligations of a holder thereunder.

(14) RESTRUCTURING AND RELATED CHARGES

The Company reports restructuring and related charges associated with manufacturing and related initiatives in Cost of goods sold. Restructuring and related charges reflected in Cost of goods sold include, but are not limited to, termination, compensation and related costs associated with manufacturing employees, asset impairments relating to manufacturing initiatives, and other costs directly related to the restructuring or integration initiatives implemented.

The Company reports restructuring and related charges relating to administrative functions in Operating expenses, such as initiatives impacting sales, marketing, distribution, or other non-manufacturing functions. Restructuring and related charges reflected in Operating expenses include, but are not limited to, termination and related costs, any asset impairments relating to the functional areas described above, and other costs directly related to the initiatives.

The following table summarizes restructuring and related charges incurred by segment for Fiscal 2013, Fiscal 2012 and Fiscal 2011:

	2013	2012	2011
Cost of goods sold:
Global Batteries & Appliances	$1,143	$5,094	$756
Hardware & Home Improvement	6,246	—	—
Global Pet Supplies	2,595	4,741	7,085

Total restructuring and related charges in cost of goods sold	$9,984	$9,835	$7,841
Operating expenses:
Global Batteries & Appliances	$13,627	$2,487	$5,338
Global Pet Supplies	8,556	5,395	9,567
Home and Garden Business	598	912	2,704
Corporate	1,247	962	3,194

Total restructuring and related charges in operating expenses	$24,028	$9,756	$20,803

Total restructuring and related charges	$34,012	$19,591	$28,644

The following table summarizes restructuring and related charges incurred by type of charge:

	2013	2012	2011
Costs included in cost of goods sold:
Global Expense Rationalization initiatives:
Termination benefits	$2	$—	$—
Other associated costs	—	—	—
Global Cost Reduction initiatives:
Termination benefits	228	2,941	1,679
Other associated costs	3,330	6,894	5,889
HHI Business and other restructuring initiatives:
Termination benefits	146	—	—
Other associated costs	6,278	—	273

Total included in cost of goods sold	$9,984	$9,835	$7,841
Costs included in operating expenses:
Global Expense Rationalization initiatives:
Termination benefits	$10,259	$—	$—
Other associated costs	1,056	—	—
Global Cost Reduction initiatives:
Termination benefits	6,351	3,079	10,155
Other associated costs	6,443	5,776	7,761
HHI Business and other restructuring initiatives:
Termination benefits	—	—	956
Other associated costs	(81)	901	1,931

Total included in operating expenses	$24,028	$9,756	$20,803

Total restructuring and related charges	$34,012	$19,591	$28,644

Global Expense Rationalization Initiatives Summary

During the third quarter of the fiscal year ended September 30, 2013, the Company implemented a series of initiatives throughout the Company to reduce operating costs (the “Global Expense Rationalization Initiatives”). These initiatives consist of headcount reductions in the Global Batteries & Appliances segment and Corporate. Costs associated with these initiatives, which are expected to be incurred through September 30, 2015, are currently projected to total approximately $15,500.

The Company recorded $11,317 of pretax restructuring and related charges during Fiscal 2013, and no pretax restructuring and related charges during Fiscal 2012 and Fiscal 2011, related to the Global Expense Rationalization Initiatives.

The following table summarizes the remaining accrual balance associated with the Global Expense Rationalization Initiatives and the activity during Fiscal 2013:

	Termination Benefits	Other Costs	Total
Accrual balance at September 30, 2012	$—	$—	$—
Provisions	8,997	(12)	8,985
Cash expenditures	(2,060)	(25)	(2,085)
Non-cash items	383	2	385

Accrual balance at September 30, 2013	$7,320	$(35)	$7,285

Expensed as incurred (A)	$1,264	$1,068	$2,332

(A)	Consists of amounts not impacting the accrual for restructuring and related charges.

The following table summarizes the expenses incurred during Fiscal 2013, the cumulative amount incurred to date and the total future expected costs to be incurred associated with the Global Expense Rationalization Initiatives by operating segment:

	Global Batteries & Appliances	Corporate	Total
Restructuring and related charges during Fiscal 2013	$10,070	$1,247	$11,317
Restructuring and related charges since initiative inception	$10,070	$1,247	$11,317
Total future restructuring and related charges expected	$3,939	$151	$4,090

Global Cost Reduction Initiatives Summary

During the fiscal year ended September 30, 2009, the Company implemented a series of initiatives within the Global Batteries & Appliances segment, the Global Pet Supplies segment and the Home and Garden Business segment to reduce operating costs, and to evaluate opportunities to improve the Company’s capital structure (the “Global Cost Reduction Initiatives”). These initiatives included headcount reductions and the exit of certain facilities within each of the Company’s segments. These initiatives also included consultation, legal and accounting fees related to the evaluation of the Company’s capital structure. Costs associated with these initiatives, which are expected to be incurred through January 31, 2015, are projected to total approximately $102,400.

The Company recorded $16,352, $18,690 and $25,484 of pretax restructuring and related charges during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, related to the Global Cost Reduction Initiatives.

The following table summarizes the remaining accrual balance associated with the Global Cost Reduction Initiatives and the activity during Fiscal 2013:

	Termination Benefits	Other Costs	Total
Accrual balance at September 30, 2012	$3,252	$1,095	$4,347
Provisions	5,276	525	5,801
Cash expenditures	(3,576)	(1,235)	(4,811)
Non-cash items	(25)	39	14

Accrual balance at September 30, 2013	$4,927	$424	$5,351

Expensed as incurred (A)	$1,303	$9,248	$10,551

(A)	Consists of amounts not impacting the accrual for restructuring and related charges.

The following table summarizes the expenses incurred during Fiscal 2013, the cumulative amount incurred to date and the total future expected costs to be incurred associated with the Global Cost Reduction Initiatives by operating segment:

	Global Batteries & Appliances	Global Pet Supplies	Home and Garden Business	Corporate	Total
Restructuring and related charges during Fiscal 2013	$4,604	$11,150	$598	$—	$16,352
Restructuring and related charges since initiative inception	$25,413	$48,149	$18,219	$7,591	$99,372
Total future restructuring and related charges expected	$500	$2,500	$—	$—	$3,000

The Company recorded $6,228 of restructuring and related charges during Fiscal 2013,and no restructuring and related charges during Fiscal 2012 and Fiscal 2011, related to initiatives implemented by the HHI Business prior to the Company’s acquisition on December 17, 2012.

In connection with other restructuring efforts, the Company recorded $115, $901 and $3,160 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

(15) ACQUISITIONS

In accordance with ASC Topic 805, “Business Combinations” (“ASC 805”), the Company accounts for acquisitions by applying the acquisition method of accounting. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values as of the closing date of the acquisition.

HHI Business

On December 17, 2012, the Company completed the cash acquisition of the HHI Business from Stanley Black & Decker. A portion of the HHI Business, consisting of the purchase of certain assets of TLM Taiwan, closed on April 8, 2013.

The following table summarizes the preliminary consideration paid for the HHI Business:

Negotiated sales price, excluding TLM Taiwan	$1,300,000
Working capital and other adjustments at December 17, 2012 close	(10,738)
Final working capital adjustment	(7,669)

Final purchase price, excluding TLM Taiwan	$1,281,593
Negotiated sales price, TLM Taiwan	100,000
Final TLM Taiwan working capital and other adjustments	(6,500)

Total HHI Business purchase price	$1,375,093

The HHI Business is a major manufacturer and supplier of residential locksets, residential builders’ hardware and faucets with a portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as the SmartKey, a re-keyable lockset technology, and Smart Code Home Connect. Customers of the HHI Business include retailers, non-retail distributors and homebuilders. Headquartered in Lake Forest, California, the HHI Business has a global sales force and operates manufacturing and distribution facilities in the U.S., Canada, Mexico and Asia.

The results of the HHI Business are included in the Company’s Consolidated Statements of Operations as of and subsequent to December 17, 2012, the date of the Hardware Acquisition. The results of the TLM Business are included in the Company’s Consolidated Statements of Operations as of and subsequent to its acquisition on April 8, 2013. The financial results of the HHI Business are reported as a separate business segment, Hardware & Home Improvement.

Preliminary Valuation of Assets and Liabilities

The preliminary fair values of the net tangible and intangible assets acquired and liabilities assumed in connection with the purchase of the HHI Business, excluding TLM Taiwan, have been recognized in the Consolidated Statement of Financial Position based upon their preliminary values at December 17, 2012. The preliminary fair values of the net tangible and intangible assets acquired and liabilities assumed in connection with the TLM Taiwan purchase have been recognized in the Consolidated Statement of Financial Position based upon their preliminary values at April 8, 2013. The excess of the purchase price over the preliminary fair values of the net tangible and intangible assets was recorded as goodwill, and includes value associated with greater product diversity, stronger relationships with core retail partners, cross-selling opportunities in all channels and a new platform for potential future global growth using the Company’s existing international infrastructure, most notably in Europe. The majority of goodwill recorded is not expected to be deductible for income tax purposes. The preliminary fair values recorded were based upon a preliminary valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). The primary areas of the preliminary valuation that are not yet finalized relate to the fair values of amounts for income taxes including deferred tax accounts, amounts for uncertain tax positions and net operating loss carryforwards inclusive of associated limitations and valuation allowances and the final amount of residual goodwill. Additionally, finalized fair values associated with deferred tax accounts could have a material effect on the Company’s estimated reversal of its consolidated U.S. valuation allowances against deferred tax assets recognized during the measurement period. See Note 9, “Income Taxes,” for further information. The Company expects to continue to obtain information to assist it in determining the fair values of the net assets acquired at the acquisition date during the measurement period. The preliminary valuation of the assets acquired and liabilities assumed for the HHI Business, including a reconciliation to the preliminary valuation reported as of December 30, 2012, is as follows:

	HHI Business Preliminary Valuation December 30, 2012	TLM Taiwan Preliminary Valuation June 30, 2013	Adjustments / reclassifications	Preliminary Valuation September 30, 2013
Cash	$17,406	843	$5,836	$24,085
Accounts receivable	104,641	11	4,007	108,659
Inventory	207,160	1,135	62	208,357
Prepaid expenses and other	13,311	2,148	(6,176)	9,283
Property, plant and equipment	104,502	36,750	(2,861)	138,391
Intangible assets	470,000	17,100	2,000	489,100
Other long-term assets	3,051	124	4,339	7,514

Total assets acquired	$920,071	$58,111	$7,207	$985,389

Accounts payable	130,140	—	7,967	138,107
Deferred tax liability—current	7,081	—	83	7,164
Accrued liabilities	37,530	241	4,966	42,737
Deferred tax liability—long-term	104,708	1,930	9,791	116,429
Other long-term liabilities	11,231	8,089	453	19,773

Total liabilities assumed	$290,690	$10,260	$23,260	$324,210

Total identifiable net assets	629,381	47,851	(16,053)	661,179
Noncontrolling interest	(2,235)	—	(1,704)	(3,939)
Goodwill	662,116	45,649	10,088	717,853

Total net assets	$1,289,262	$93,500	$(7,669)	$1,375,093

Since the preliminary valuation on December 30, 2012, the Company recorded $45,649 to goodwill related to the acquisition of TLM Taiwan on April 8, 2013, and recorded adjustments to the preliminary valuation of assets and liabilities, excluding TLM Taiwan, resulting in a net increase to goodwill of $10,088. The preliminary goodwill increased $9,791 as a result of recording certain state and foreign valuation allowances against deferred tax assets, $2,861 resulting from a reduction in certain property, plant and equipment asset values and $7,022 from changes in working capital and other asset and liability accounts based on new information obtained by the Company. The preliminary goodwill decreased $7,669 as a result of the final working capital adjustment related to the December 17, 2012 close and $2,000 as a result of new information related to intangible assets which increased their value. The changes in estimates were the result of additional accounting information provided by Stanley Black & Decker during the period, as well as items identified by management. The Company believes that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is waiting for additional information necessary to finalize those fair values. Thus, the provisional measurements of fair value set forth above are subject to change further. The Company expects to complete the purchase accounting process as soon as practicable but no later than one year from the acquisition date.

Preliminary Pre-Acquisition Contingencies Assumed

The Company has evaluated and continues to evaluate pre-acquisition contingencies relating to the HHI Business that existed as of the acquisition date. Based on the evaluation to date, the Company has preliminarily determined that certain pre-acquisition contingencies are probable in nature and estimable as of the acquisition date. Accordingly, the Company has recorded its best estimates for these contingencies as part of the preliminary valuation of the assets and liabilities acquired for the HHI Business. The Company continues to gather information relating to all pre-acquisition contingencies that it has assumed from the HHI Business. Any changes to the pre-acquisition contingency amounts recorded during the measurement period will be included in the final valuation and related amounts recognized. Subsequent to the end of the measurement period, any adjustments to pre-acquisition contingency amounts will be reflected in the Company’s results of operations.

Preliminary Valuation Adjustments

The Company performed a preliminary valuation of the assets and liabilities of the HHI Business, excluding TLM Taiwan, on December 17, 2012. The Company performed a preliminary valuation of the assets and liabilities of TLM Taiwan on April 8, 2013. Significant adjustments as a result of the preliminary valuation and the bases for their determination are summarized as follows:

•	Inventories- An adjustment of $31,000 was recorded to adjust inventory to fair value. Finished goods were valued at estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort.

•	Property, plant and equipment- An adjustment of $10,007 was recorded to adjust the net book value of property, plant and equipment to fair value giving consideration to the highest and best use of the assets. The valuation of the Company’s property, plant and equipment was based on the cost approach.

•	Certain indefinite-lived intangible assets were valued using a relief from royalty methodology. Customer relationships and certain definite-lived intangible assets were valued using a multi-period excess earnings method. The total fair value of indefinite and definite lived intangibles was $489,100. A summary of the significant key inputs is as follows:

•	The Company valued customer relationships using the income approach, specifically the multi-period excess earnings method. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current customers were used, which included an annual expected growth rate of 2.5%—15.5%. The Company assumed a customer retention rate of approximately 95%, which was supported by historical retention rates. Income taxes were estimated at 17%—35% and amounts were discounted using a rate of 12%. The customer relationships were valued at $90,000 under this approach and will be amortized over 20 years.

•

The Company valued indefinite-lived trade names and trademarks using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and trade names. Royalty rates used in the determination of the fair values of trade names and trademarks ranged from 3%—5% of expected net sales related to the respective trade names and trademarks. The Company anticipates using the majority of the trade names and trademarks for an indefinite period as demonstrated by the sustained use of each subject trademark. In estimating the fair value of the trademarks and trade names, Net sales for significant trade names and trademarks were estimated to grow at a rate of 2.5%—5% annually with a terminal year growth rate of 2.5%. Income taxes were estimated at 35% and amounts were discounted using a rate of 12%. Trade name and trademarks were valued at $331,000 under this approach.

•	The Company valued definite lived trade names using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and trade names. The royalty rates used in the determination of the fair values of the trade names ranged from 1%—3.5% of expected net sales related to the respective trade name. The Company assumed an 8 year useful life of the trade name. In estimating the fair value of the trade name, Net sales for the trade name were estimated to grow at a rate of 2.5%—15.5% annually. Income taxes were estimated at 17%—35% and amounts were discounted using a rate of 12%. The trade names were valued at $4,100 under this approach.

•	The Company valued a trade name license agreement using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and trade names. The royalty rate used in the determination of the fair value of the trade name license agreement was 4% of expected Net sales related to the respective trade name. In estimating the fair value of the trade name license agreement, Net sales were estimated to grow at a rate of 2.5%—5% annually. The Company assumed a 5 year useful life of the trade name license agreement. Income taxes were estimated at 35% and amounts were discounted using a rate of 12%. The trade name license agreement was valued at $13,000 under this approach.

•	The Company valued technology using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related licensing agreements and the importance of the technology and profit levels, among other considerations. Royalty rates used in the determination of the fair values of technologies ranged from 4%—5% of expected Net sales related to the respective technology. The Company anticipates using these technologies through the legal life of the underlying patent; therefore, the expected life of these technologies was equal to the remaining legal life of the underlying patents which was 10 years. In estimating the fair value of the technologies, Net sales were estimated to grow at a rate of 2.5%—31% annually. Income taxes were estimated at 35% and amounts were discounted using the rate of 12%. The technology assets were valued at $51,000 under this approach.

•	Deferred tax liabilities, net- An adjustment of $123,593 was recorded to adjust deferred taxes for the preliminary fair value adjustments made in accounting for the purchase.

Supplemental Pro Forma Information (Unaudited)

The following reflects the Company’s pro forma results had the results of the HHI Business been included for all periods presented.

	2013	2012	2011
Net sales:
Reported Net sales	$4,085,581	$3,252,435	$3,186,916
HHI Business adjustment (1)	191,777	973,648	975,096

Pro forma Net sales	$4,277,358	$4,226,083	$4,162,012

Net (loss) income:
Reported Net (loss) income (2) (3)	$(55,313)	$48,572	$(75,171)
HHI Business adjustment (1)	4,942	76,120	77,035

Pro forma Net (loss) income	$(50,371)	$124,692	$1,864

Basic (loss) income per share:
Reported Basic (loss) income per share	$(1.06)	$0.94	$(1.47)
HHI Business adjustment (1)	0.09	1.47	1.51

Pro forma Basic (loss) income per share	$(0.97)	$2.41	$0.04

Diluted (loss) income per share (4):
Reported Diluted (loss) income per share	$(1.06)	$0.91	$(1.47)
HHI Business adjustment (1)	0.09	1.43	1.51

Pro forma Diluted (loss) income per share	$(0.97)	$2.34	$0.04

(1)	The results related to the HHI Business adjustment do not reflect the TLM Taiwan business as stand alone financial data is not available for the periods presented. The TLM Taiwan business is not deemed material to the operating results of the Company.
(2)	Included in Reported Net (loss) income for Fiscal 2013, is an adjustment of $49,848 to record the income tax benefit resulting from the reversal of U.S. valuation allowances on deferred tax assets as a result of the HHI Business acquisition. For information pertaining to the income tax benefit, see Note 9, “Income Taxes.”
(3)	Included in Reported Net (loss) income for Fiscal 2013, is $36,932, of Acquisition and integration related charges as a result of the HHI Business acquisition. For information pertaining to Acquisition and integration related charges, see Note 2, “Significant Accounting Policies—Acquisition and Integration Related Charges.”
(4)	For Fiscal 2013, the Company has not assumed the exercise of common stock equivalents as the impact would be antidilutive due to the loss reported.

Shaser

On November 8, 2012, the Company completed the cash acquisition of approximately a 56% interest in Shaser Biosciences, Inc. (“Shaser”). Shaser is a global technology leader in developing energy-based, aesthetic dermatological technology for home use devices. This acquisition was not significant individually.

The following table summarizes the consideration paid for Shaser:

Negotiated sales price	$50,000
Preliminary working capital adjustment	(423)
Final working capital adjustment	58

Final purchase price	$49,635

The purchase agreement provides the Company with an option, exercisable solely at the Company’s discretion, to acquire the remaining 44% interest of Shaser (the “Call Option”). The Call Option is exercisable any time between January 1, 2017 and March 31, 2017 at a price equal to 1.0x trailing revenues or 7.0x adjusted trailing EBITDA, as defined, for the calendar year ending December 31, 2016.

The results of Shaser’s operations since November 8, 2012 are included in the Company’s Consolidated Statements of Operations and are reported as part of the Global Batteries & Appliances segment.

Valuation of Assets and Liabilities

The assets acquired and liabilities assumed in the Shaser acquisition have been measured at their fair values at November 8, 2012 as set forth below. The excess of the purchase price over the fair values of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce including an experienced research team, and is not expected to be deductible for income tax purposes. The fair values recorded were determined based upon a valuation and the estimates and assumptions used in such valuation are final and the measurement period has closed.

The fair values recorded for the assets acquired and liabilities assumed for Shaser, including a reconciliation to the preliminary valuation reported as of December 30, 2012, are as follows:

	Preliminary Valuation December 30, 2012	Adjustments / reclassifications	Final Valuation September 30, 2013
Cash	$870	$—	$870
Intangible asset	35,500	(6,200)	29,300
Other assets	2,679	(2,531)	148

Total assets acquired	$39,049	$(8,731)	$30,318
Total liabilities assumed	14,398	(5,566)	8,832

Total identifiable net assets	24,651	(3,165)	21,486
Noncontrolling interest	(38,954)	(46)	(39,000)
Goodwill	63,880	3,269	67,149

Total identifiable net assets	$49,577	$58	$49,635

Subsequent to the preliminary purchase accounting, the Company recorded adjustments to the preliminary valuation of assets and liabilities resulting in a net increase to goodwill of $3,269. Goodwill increased as a result of further information to support a key valuation factor that impacted the valuation of the technology asset acquired, and the resulting changes to the deferred tax asset and liabilities. This revised information was provided by Shaser during the period.

Pre-Acquisition Contingencies Assumed

The Company has evaluated pre-acquisition contingencies relating to Shaser that existed as of the acquisition date. Based on the evaluation, the Company has determined that certain pre-acquisition contingencies are probable in nature and estimable as of the acquisition date. Accordingly, the Company has recorded its best estimates for these contingencies as part of the purchase accounting for Shaser.

Valuation Adjustments

The Company performed a valuation of the acquired proprietary technology assets, the non-controlling interest and the Call Option related to Shaser at November 8, 2012. A summary of the significant key inputs is as follows:

•	The Company valued the technology assets using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of Shaser, related licensing agreements and the importance of the technology and profit levels, among other considerations. The royalty rate used in the determination of the fair value of the technology asset was 10.5% of expected Net sales related to the technology. The Company anticipates using the technology through the legal life of the underlying patent and therefore the expected life of the technology was equal to the remaining legal life of the underlying patent which was 13 years. In estimating the fair value of the technology, Net sales were estimated to grow at a long-term rate of 3% annually. Income taxes were estimated at 35% and amounts were discounted using the rate of 11%. The technology asset was valued at approximately $29,300 under this approach.

•	The Company valued the non-controlling interest in Shaser, a private company, by applying both income and market approaches. Under these methods, the non-controlling value was determined by using a discounted cash flow method, a guideline companies method, and a recent transaction approach. In estimating the fair value of the non-controlling interest, key assumptions include (i) cash flow projections based on market participant data and estimates by Company management, with Net sales estimated to grow at a terminal growth rate of 3% annually, income taxes estimated at 35%, and amounts discounted using a rate of 17%, (ii) financial multiples of companies deemed to be similar to Shaser, and (iii) adjustments because of lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest in Shaser. The non-controlling interest was valued at $39,000 under this approach.

•	The Company, in connection with valuing the non-controlling interest in Shaser, also valued the Call Option. In addition to the valuation methods and key assumptions discussed above, the Company compared the forecasted revenue and EBITDA multiples, as defined, associated with the Call Option to current guideline companies. The Call Option was determined to have an immaterial value under this approach.

(16) NEW ACCOUNTING PRONOUNCEMENTS

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The guidance requiring disclosure of the income statement location where gains and losses reclassified out of comprehensive income are included was deferred in December 2011. In November 2012, the FASB clarified its position on the reclassification disclosures, allowing disclosure of reclassification adjustments on the face of the comprehensive income statement or in the notes to the financial statements. The accounting guidance requiring a comprehensive income statement is now effective for the Company. The Company has implemented all required disclosures.

Presentation of Unrecognized Tax Benefit

In July 2013, the FASB issued new accounting guidance which requires entities to present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent the net operating loss carryforwards or tax credit carryforwards are not available to be used at the reporting date to settle additional income taxes, and the entity does not intend to use them for this purpose. The new accounting guidance is consistent with how the Company has historically accounted for unrecognized tax benefits in its Consolidated Statements of Financial Position, and therefore, the Company does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

(17) Quarterly Results (unaudited)

Fiscal 2013:

	Quarter Ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 30, 2012
Net sales	$1,137,732	$1,089,825	$987,756	$870,268
Gross profit	396,493	382,759	322,904	288,156
Net (loss) income	(36,705)	36,130	(41,232)	(13,439)
Basic net (loss) income per common share	$(0.70)	$0.69	$(0.79)	$(0.26)
Diluted net (loss) income per common share	$(0.70)	$0.69	$(0.79)	$(0.26)

Fiscal 2012:

	Quarter Ended
	September 30, 2012	July 1, 2012	April 1, 2012	January 1, 2012
Net sales	$832,576	$824,803	$746,285	$848,771
Gross profit	279,925	291,696	260,031	284,026
Net income (loss)	5,513	58,649	(28,660)	13,070
Basic net income (loss) per common share	$0.11	$1.14	$(0.56)	$0.25
Diluted net income (loss) per common share	$0.10	$1.13	$(0.56)	$0.25

SPECTRUM BRANDS HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the years ended September 30, 2013, September 30, 2012 and September 30, 2011

(In thousands)

Column A	Column B	Column C Additions	Column D Deductions		Column E
Descriptions	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other Adjustments (A)	Balance at End of Period
September 30, 2013:
Accounts receivable allowances	$21,870	$15,506	$—	$—	$37,376
September 30, 2012:
Accounts receivable allowances	$14,128	$7,742	$—	$—	$21,870
September 30, 2011:
Accounts receivable allowances	$4,351	$9,777	$—	$—	$14,128

See accompanying Reports of Independent Registered Public Accounting Firm

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Page
Fidelity & Guaranty Life
Report of Independent Registered Public Accounting Firm	F-58
Consolidated Balance Sheets as of September 30, 2013 and 2012	F-59

Consolidated Statements of Operations for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-60

Consolidated Statements of Comprehensive Income for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-61

Consolidated Statements of Changes in Shareholder’s Equity for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-62

Consolidated Statements of Cash Flows for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-63
Notes to Consolidated Financial Statements	F-64
Schedule I—Summary of Investments—Other than Investments in Related Parties	F-114
Schedule II—Condensed Financial Information of Parent Only	F-115
Schedule III—Supplementary Insurance Information	F-118
Schedule IV—Reinsurance	F-119

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Fidelity & Guaranty Life:

We have audited the accompanying consolidated balance sheets of Fidelity & Guaranty Life and subsidiaries (formerly, Harbinger F&G, LLC) (Successor) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows for the years ended September 30, 2013 and 2012 and the period April 6, 2011 through September 30, 2011, and of Fidelity & Guaranty Life Holdings, Inc. and subsidiaries (formerly, Old Mutual U.S. Life Holdings, Inc) (Predecessor) for the period January 1, 2011 through April 5, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I to IV. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity & Guaranty Life and subsidiaries (Successor) as of September 30, 2013 and 2012, and the results of their operations and their cash flows for the years ended September 30, 2013 and 2012 and the period April 6, 2011 through September 30, 2011, and Fidelity & Guaranty Life Holdings, Inc. and subsidiaries (Predecessor) for the period January 1, 2011 through April 5, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Successor acquired the Predecessor on April 6, 2011. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with ASC 805, “Business Combinations,” for the Successor as a new entity with assets, liabilities and a capital structure not comparable to prior periods.

/s/ KPMG LLP

November 21, 2013, except for Note 19, as to which the date is November 26, 2013

Baltimore, MD

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2013	September 30, 2012
ASSETS
Investments:
Fixed maturity securities, available-for-sale, at fair value	$15,541,526	$16,088,913
Equity securities, available-for-sale, at fair value	271,075	248,087
Derivative investments	221,758	200,667
Other invested assets	188,180	18,814

Total investments	16,222,539	16,556,481
Related party loans and investments	119,044	182,069
Cash and cash equivalents	1,204,334	1,054,588
Contingent purchase price receivable	—	41,000
Accrued investment income	159,287	191,577
Reinsurance recoverable	3,728,632	2,363,083
Intangibles, net	563,758	273,543
Deferred tax assets	226,351	279,636
Other assets	205,230	48,371

Total assets	$22,429,175	$20,990,348

LIABILITIES AND SHAREHOLDER’S EQUITY
Contractholder funds	$15,248,216	$15,290,475
Future policy benefits	3,556,808	3,614,788
Funds withheld for reinsurance liabilities	1,407,713	54,690
Liability for policy and contract claims	51,456	91,082
Long-term debt	300,000	—
Other liabilities	700,097	648,532

Total liabilities	21,264,290	19,699,567

Shareholder’s equity:
Common stock ($.01 par value, 500,000,000 shares authorized, 47,000,000 shares issued and outstanding at September 30, 2013; no shares authorized, issued and outstanding at September 30, 2012)	—	—
Additional paid-in capital	527,124	415,576
Retained earnings	524,871	440,723
Accumulated other comprehensive income	112,890	434,482

Total shareholder’s equity	1,164,885	1,290,781

Total liabilities and shareholder’s equity	$22,429,175	$20,990,348

See accompanying notes to consolidated financial statements

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Revenues:
Premiums	$58,740	$55,297	$39,002	$53,684
Net investment income	707,997	716,271	369,840	232,634
Net investment gains (losses)	517,613	410,000	(166,891)	84,485
Insurance and investment product fees and other	61,545	40,251	48,915	23,783

Total revenues	1,345,895	1,221,819	290,866	394,586

Benefits and expenses:
Benefits and other changes in policy reserves	532,954	777,372	247,632	228,729
Acquisition and operating expenses, net of deferrals	109,831	123,920	75,840	23,130
Amortization of intangibles	184,479	160,656	(11,115)	131,703

Total benefits and expenses	827,264	1,061,948	312,357	383,562

Operating income (loss)	518,631	159,871	(21,491)	11,024
Interest expense	(11,494)	(2,556)	(1,926)	(5,922)
Bargain purchase gain from business acquisition	—	—	158,341	—
Gain on contingent purchase price reduction	—	41,000	—	—
Other income	232	201	31	—

Income before income taxes	507,369	198,516	134,955	5,102
Income tax (expense) benefit	(159,708)	145,658	41,744	7,802

Net income	$347,661	$344,174	$176,699	$12,904

Net income per common share:
Basic and diluted	$7.40	NM (a)	NM (a)	NM (a)
Weighted average common shares used in computing net income per common share:
Basic and diluted	47,000,000	NM (a)	NM (a)	NM (a)

Supplemental disclosures:
Total other-than-temporary impairments	$(2,940)	$(24,336)	$(17,466)	$(2,939)
Less non-credit portion of other-than-temporary impairments included other comprehensive income	—	(1,529)	500	—
Net other-than-temporary impairments	(2,940)	(22,807)	(17,966)	(2,939)
Gain (losses) on derivative instruments	174,645	146,052	(170,752)	65,313
Other realized investment gains	345,908	286,755	21,827	22,111

Total net investment gains (losses)	$517,613	$410,000	$(166,891)	$84,485

(a)	NM—Not meaningful under prior capital structure.

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Net income	$347,661	$344,174	$176,699	$12,904

Other comprehensive income (loss):
Unrealized investment (losses) gains:
Change in unrealized investment (losses) gains before reclassification adjustment	(488,622)	906,473	420,929	76,739
Net reclassification adjustment for (gains) losses included in net income	(333,426)	(263,948)	(3,861)	(19,172)

Changes in unrealized investment (losses) gains after reclassification adjustment	(822,048)	642,525	417,068	57,567
Adjustments to intangible assets	327,293	(218,454)	(172,057)	(71,018)
Changes in deferred tax valuation allowance	—	—	—	750
Changes in deferred income tax asset/liability	173,163	(148,469)	(85,709)	4,606

Net unrealized (loss) gain on investments	(321,592)	275,602	159,302	(8,095)

Non-credit related other-than-temporary impairment:
Changes in non-credit related other than-temporary impairment	—	(1,529)	500	16,053
Adjustments to intangible assets	—	586	(206)	(13,966)
Changes in deferred income tax asset/liability	—	330	(103)	(730)

Net non-credit related other than-temporary impairment	—	(613)	191	1,357

Other, net of tax	—	—	—	290

Net change to derive comprehensive (loss) income for the period	(321,592)	274,989	159,493	(6,448)

Comprehensive income, net of tax	$26,069	$619,163	$336,192	$6,456

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(In thousands)

	Common Stock	Additional Paid-in Capital / Contributed Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Equity
(Predecessor)

Balances at December 31, 2010	—	$1,754,571	$(437,595)	$27,663	$1,344,639
Net income	—	—	12,904	—	12,904
Unrealized investment gains, net	—	—	—	(8,095)	(8,095)
Non-credit related other-than-temporary impairments	—	—	—	1,357	1,357
Other	—	—	—	290	290

Balances at April 5, 2011	—	$1,754,571	$(424,691)	$21,215	$1,351,095

(Successor)
Balances at April 6, 2011	—	$491	$(20,150)	—	$(19,659)
Net income	—	—	176,699	—	176,699
Unrealized investment gains, net	—	—	—	159,302	159,302
Non-credit related other-than-temporary impairments	—	—	—	191	191
Capital contributions from Harbinger Group Inc.	—	377,152	—	—	377,152
Capital contributions from Harbinger Capital Partners Master Fund I, Ltd. to Front Street Re, Ltd.	—	1,716	—	—	1,716
Dividend	—	—	(20,000)	—	(20,000)

Balances at September 30, 2011	—	$379,359	$136,549	$159,493	$675,401
Net income	—	—	344,174	—	344,174
Unrealized investment gains, net	—	—	—	275,602	275,602
Non-credit related other-than-temporary impairments	—	—	—	(613)	(613)
Stock compensation	—	163	—	—	163
Capital contributions from Harbinger Group Inc.	—	36,054	—	—	36,054
Dividends	—	—	(40,000)	—	(40,000)

Balances at September 30, 2012	—	$415,576	$440,723	$434,482	$1,290,781
Capital contributions from Harbinger Group Inc.	—	111,711	—	—	111,711
Dividends	—	—	(93,654)	—	(93,654)
Distributions to Harbinger Group Inc. and subsidiaries	—	—	(169,859)	—	(169,859)
Issuance of common stock	—	—		—	—
Net income	—	—	347,661	—	347,661
Unrealized investment gains, net	—	—	—	(321,592)	(321,592)
Stock compensation	—	(163)	—	—	(163)

Balances at September 30, 2013	—	$527,124	$524,871	$112,890	$1,164,885

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor			Predecessor
	Fiscal Year Ended
	September 30, 2013	September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Cash flows from operating activities:
Net income	$347,661	$344,174	176,699	12,904
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bargain purchase gain from business acquisition	—	—	(158,341)	—
Gain on contingent purchase price reduction	—	(41,000)	—	—
Net recognized (gains) losses on investments	(517,613)	(410,000)	166,891	(84,485)
Amortization of intangibles	184,479	160,656	(11,115)	131,703
Depreciation of properties	3,938	2,846	1,685	—
Stock-based compensation	5,896	163	—	—
Amortization of debt issuance costs	1,693	—	—	—
Amortization of fixed maturity discounts and premiums	16,747	86,943	59,937	4,602
Deferred income taxes	187,025	(220,047)	(40,869)	(8,492)
Deferred policy acquisition costs	(147,402)	(194,900)	(41,152)	(25,012)
Interest credited/index credits and other changes to contractholder account balances	378,370	586,814	140,004	155,172
Charges assessed to contractholders for mortality and administration	(31,520)	(14,932)	(28,358)	(8,157)
Cash transferred to reinsurers	—	(176,770)	(52,585)	—
Changes in operating assets and liabilities:
Reinsurance recoverable	(1,400,566)	(89,078)	(39,446)	(1,908)
Accrued investment income	31,788	15,224	1,674	(22,151)
Future policy benefits	(57,980)	16,580	(6,337)	(9,337)
Funds withheld from reinsurers	1,517,739	—	—	—
Liability for policy and contract claims	(39,626)	34,432	(3,750)	(1,336)
Collateral returned (posted)	72,000	49,339	(148,420)	—
Other operating	(216,916)	149,581	(41,925)	130,443

Net cash provided by (used in) operating activities	335,713	300,025	(25,408)	273,946
Cash flows from investing activities:
Cash acquired of $1,040,470 in 2011, net of acquisition cost of $345,000	—	—	695,470	—
Proceeds from investments, sold, matured or repaid:
Fixed maturities	8,920,083	5,723,266	1,468,427	616,799
Equity securities	68,731	110,157	13,768	2,393
Derivative investments and other invested assets	317,648	157,563	86,437	44,736
Cost of investments acquired:
Fixed maturities	(8,896,688)	(5,583,495)	(1,285,951)	(397,032)
Equity securities	(132,562)	(56,595)	—	—
Derivative investments and other invested assets	(328,032)	(141,603)	(66,905)	(24,390)
Related party loans and investments	(34,929)	(150,069)		—
Capital expenditures	(4,062)	—	(1,745)	—
Other investing activities, net	—	(6,209)	(6,642)	—

Net cash (used in) provided by investing activities	(89,811)	53,015	902,859	242,506

Cash flows from financing activities:
Contractholder account deposits	1,361,757	2,040,512	494,956	200,509
Contractholder account withdrawals	(1,715,850)	(1,979,558)	(959,961)	(472,816)
Capital contributions	111,711	4,030	378,868	—
Settlement of note payable	—	(95,000)	—	—
Advances from Harbinger Group Inc.	—	(49,339)	49,339	—
Drawdown of revolving credit facility from affiliate	—	—	—	21,296
Dividends paid	(93,654)	(40,000)	(20,000)	—
Distributions to Harbinger Group Inc. and subsidiaries	(47,065)	—	—	—
Proceeds from issuance of new debt	300,000	—	—	—
Debt issuance costs	(10,195)	—	—	—
Payment of deferred offering costs	(2,860)	—	—	—

Net cash used in financing activities	(96,156)	(119,355)	(56,798)	(251,011)

Change in cash & cash equivalents	149,746	233,685	820,653	265,441
Cash and cash equivalents at beginning of period	1,054,588	820,903	250	639,247

Cash and cash equivalents at end of period	$1,204,334	$1,054,588	$820,903	$904,688

Supplemental disclosures of cash flow information
Interest paid	$—	$2,556	$1,926	$23,296
Income taxes paid	3,683	8,059	—	—
Distribution of non-cash net assets to Harbinger Group Inc. and subsidiaries	122,794	—	—	—

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(1)    Basis of Presentation and Nature of Operations

Fidelity & Guaranty Life (formerly, Harbinger F&G, LLC (“HFG”)) (“FGL” and, collectively with its subsidiaries, the “Company”) is a direct, wholly owned subsidiary of Harbinger Group Inc. (“HGI”). HGI is a diversified holding company focused on obtaining controlling equity stakes in companies that operate across a diversified set of industries. HGI’s shares of common stock trade on the New York Stock Exchange (“NYSE”) under the symbol “HRG”.

Dollar amounts in the accompanying footnotes are presented in thousands, unless otherwise noted.

FGL was formed on August 3, 2010 under the name of Harbinger OM, LLC, a Delaware limited liability company, which was at that time wholly-owned by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), a 42.8% holder of the outstanding common stock (representing a 32.0% voting interest) of HGI as of September 30, 2013. On March 9, 2011, the Master Fund contributed its 100% membership interest in Harbinger OM, LLC to HGI pursuant to a transfer agreement discussed further in Note 16. In connection therewith, the Master Fund transferred to FGL its 100% ownership of FS Holdco Ltd. (“FS Holdco”), the ultimate parent company of Front Street Re Ltd. (“Front Street”), a Bermuda-based reinsurer. On April 8, 2011, HGI caused the name of “Harbinger OM, LLC” to be changed to “Harbinger F&G, LLC”. The Company did not have any significant activities in the period prior to April 5, 2011, other than incurring acquisition related expenses of $19,938 which are not reflected in the Consolidated Statement of Operations but included in the Consolidated Statement of Changes in Shareholder’s Equity as the acquisition expenses were recognized by the Company during the pre-acquisition period from October 1, 2010 to April 5, 2011.

The contribution of FGL, including FS Holdco and Front Street, to HGI is considered a transaction between entities under common control of the Master Fund under Accounting Standard Codification (“ASC”) Topic 805, “Business Combinations,” and is accounted for similar to the pooling of interest method. In accordance with the guidance in ASC Topic 805, the assets and liabilities transferred between entities under common control are recorded by the receiving entity based on their carrying amounts (or at the historical cost basis of the parent, if these amounts differ). Accordingly, FS Holdco and Front Street are reflected in the accompanying consolidated financial statements at the historical cost basis of the Master Fund, as if they were held by HFG from their inception. Other than FS Holdco and Front Street through August 9, 2013, HFG had no assets, liabilities or operations at the date it was contributed to HGI. As of September 20, 2010, Front Street had received cumulative capital contributions of $491 from the Master Fund and incurred general administrative start-up costs of $212 which are reflected in the opening balances of contributed capital and accumulated deficit, respectively, in the accompanying Consolidated Statement of Equity for the year ended in September 20, 2011.

As discussed further in Note 18, on April 6, 2011 (the “FGLH Acquisition Date”), the Company acquired Fidelity & Guaranty Life Holdings, Inc. (formerly, Old Mutual U.S. Life Holdings, Inc.), a Delaware corporation (“FGLH”), from OM Group (UK) Limited (“OMGUK”). Such acquisition (the “FGLH Acquisition”) has been accounted for using the acquisition method of accounting. Accordingly, the results of FGLH’s operations have been included in the Company’s financial statements commencing April 6, 2011.

As discussed further in Note 16, on August 9, 2013, the Company distributed its ownership interests in its wholly-owned subsidiaries, HGI Real Estate, LLC, and FS Holdco, to HGI and subsidiaries. Beginning on August 9, 2013 with the distribution of FS Holdco, the Company’s financials reflected the 10% reinsurance agreement, whereby FGL cedes 10% of its in-force annuity block not already reinsured on a funds withheld basis. On August 23, 2013 the Company also distributed and assigned to HGI all of its rights in the interests, liabilities and obligations under its litigation against OMGUK related to claimed $50 million purchase price adjustment in connection with the FGLH Acquisition.

As discussed further in Note 10, on August 26, 2013, Harbinger F&G, LLC a Delaware limited liability company, converted into a Delaware corporation pursuant to a statutory conversion and renamed itself Fidelity &

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Guaranty Life (the “LLC Conversion”). As a result of the statutory conversion, HGI, the sole member of Harbinger F&G, LLC became the holder of all shares of FGL’s common stock (prior to the statutory conversion, Harbinger F&G, LLC had no shares of common stock). After the statutory conversion to a corporation occurred, the officers of FGLH were appointed as the officers of Fidelity & Guaranty Life.

FGLH’s primary business is the sale of individual life insurance products and annuities through independent agents, managing general agents, and specialty brokerage firms and in selected institutional markets. FGLH’s principal products are deferred annuities (including fixed indexed annuity (“FIA”) contracts), immediate annuities and life insurance products. FGLH markets products through its wholly-owned insurance subsidiaries, Fidelity & Guaranty Life Insurance Company (“FGL Insurance”) and Fidelity & Guaranty Life Insurance Company of New York (“FGL NY Insurance”), which together are licensed in all fifty states and the District of Columbia.

In these financial statements, “Successor” refers to the Company and “Predecessor” refers to FGLH prior to the FGLH Acquisition. The accompanying financial statements are presented for Successor and Predecessor periods, which relate to the accounting periods after and before April 6, 2011, respectively, the date of the closing of the FGLH Acquisition. For periods after April 6, 2011, the accompanying financial statements comprise the consolidated financial statements of the Company, which include the accounts of the Company and its subsidiaries including FGLH and their subsidiaries. For comparative purposes, FGLH consolidated financial statements have been included in the accompanying financial statements for the period prior to April 6, 2011 and include the consolidated accounts of FGLH and their subsidiaries. FGLH’s financial performance and financial condition reflected in these accompanying financial statements may not be indicative of the Company’s financial performance and financial condition in the future.

The Company’s business consists primarily of fixed rate annuities and, accordingly, there is only one reporting segment. Premiums and annuity deposits (net of coinsurance), which are not included as revenues (except for traditional premiums) in the accompanying Consolidated Statements of Operations, collected during the year ended September 30, 2013, September 30, 2012, the Successor period from April 6, 2011 to September 30, 2011, and the Predecessor period from January 1, 2011 to April 5, 2011, by product type were as follows:

	Successor			Predecessor
	Year Ended
Product Type	September 30, 2013	September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Fixed indexed annuities	$983,050	$1,614,211	$314,521	$125,815
Fixed rate annuities	37,973	64,718	26,423	15,845
Single premium immediate annuities	7,295	7,844	3,659	940
Life insurance(1)	118,898	85,919	93,264	64,265

	$1,147,216	$1,772,692	$437,867	$206,865

(1)	Life insurance includes Universal Life (“UL”) and traditional life insurance products.

Prior to its acquisition by the Company, FGLH had a fiscal year end of December 31. The Company has a fiscal year end of September 30. Accordingly, the Company is presenting audited financial statements for the fiscal year ended September 30, 2011, the transition period, which includes the results of the Predecessor and Successor in the accompanying financial statements.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(2)    Significant Accounting Policies and Practices

Principles of Consolidation

The accompanying audited consolidated financial statements include the accounts of FGL and all other entities in which FGL has a controlling financial interest (none of which are variable interest entities). All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Insurance Premiums

The Company’s insurance premiums for traditional life insurance products are recognized as revenue when due from the contractholder. The Company’s traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of term life insurance and certain annuities with life contingencies.

Premium collections for fixed indexed and fixed rate annuities, indexed universal life (“IUL”) policies and immediate annuities without life contingency are reported as deposit liabilities (i.e., contractholder funds) instead of as revenues. Similarly, cash payments to policyholders are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities are net investment income, surrender and other charges deducted from contractholder funds, and net realized gains (losses) on investments.

Net Investment Income

Dividends and interest income, recorded in “Net investment income”, are recognized when earned. Amortization of premiums and accretion of discounts on investments in fixed maturity securities are reflected in “Net investment income” over the contractual terms of the investments in a manner that produces a constant effective yield.

For mortgage-backed securities, included in the fixed maturity available-for-sale (“AFS”) securities portfolios, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date plus anticipated future payments. Any adjustments resulting from changes in effective yield are reflected in “Net investment income’’.

Net Investment Gains (Losses)

Net investment gains (losses) include realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of AFS investments, and gains and losses on derivative investments. Realized gains and losses on the sale of investments are determined using the specific identification method.

Product Fees

Product fee revenue from IUL products and deferred annuities is comprised of policy and contract fees charged for the cost of insurance, policy administration and rider fees is assessed on a monthly basis and recognized as revenue when assessed and earned. Product fee revenue also includes surrender charges which are recognized and collected when the policy is surrendered.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. As of September 30, 2013 and 2012, cash equivalents were $0 and $2,250, respectively.

Investments

Investment Securities

The Company’s investments in debt and equity securities have been designated as AFS and are carried at fair value with unrealized gains and losses included in “Accumulated other comprehensive income” (“AOCI”), net of associated intangibles “shadow adjustments” (discussed in Note 7) and deferred income taxes.

FS Holdco held trading equity securities during the year ended September 30, 2013, however there were no trading securities held at September 30, 2013 and 2012. Trading securities were carried at fair value and changes in fair value were recorded in “Net investment gains (losses)” on the Consolidated Statement of Operations.

Available-for-Sale Securities—Other-Than-Temporary Impairments (“OTTI”)

The Company regularly reviews AFS securities for declines in fair value that it determines to be other-than-temporary. For an equity security, if the Company does not have the ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, it concludes that an other-than-temporary impairment has occurred and the cost of the equity security is written down to the current fair value, with a corresponding charge to “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations. When assessing its ability and intent to hold an equity security to recovery, the Company considers, among other things, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, a fundamental analysis of the liquidity, business prospects and the overall financial condition of the issuer.

For its fixed maturity available-for-sale securities, the Company generally considers the following in determining whether its unrealized losses are other-than-temporarily impaired:

•	The estimated range and period until recovery;

•	Current delinquencies and nonperforming assets of underlying collateral;

•	Expected future default rates;

•	Collateral value by vintage, geographic region, industry concentration or property type;

•	Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

•	Contractual and regulatory cash obligations.

The Company recognizes OTTI on debt securities in an unrealized loss position when one of the following circumstances exists:

•	The Company does not expect full recovery of its amortized cost based on the estimate of cash flows expected to be collected;

•	The Company intends to sell a security; or

•	It is more likely than not that the Company will be required to sell a security prior to recovery.

If the Company intends to sell a debt security or it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis and the fair value of the security is below amortized

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

cost, the Company will conclude that an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations. If the Company does not intend to sell a debt security or it is more likely than not the Company will not be required to sell a debt security before recovery of its amortized cost basis and the present value of the cash flows expected to be collected is less than the amortized cost of the security (referred to as the credit loss), an other-than-temporary impairment has occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge to “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations, as this amount is deemed the credit loss portion of the other-than-temporary impairment. The remainder of the decline to fair value is recorded in AOCI as unrealized other-than-temporary impairment on available-for-sale securities, as this amount is considered a non-credit (i.e., recoverable) impairment.

When assessing the Company’s intent to sell a debt security or if it is more likely than not the Company will be required to sell a debt security before recovery of its cost basis, the Company evaluates facts and circumstances such as, but not limited to, decisions to reposition the Company’s security portfolio, sale of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing and tax planning strategies. In order to determine the amount of the credit loss for a security, the Company calculates the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows the Company expects to recover. The discount rate is the effective interest rate implicit in the underlying security. The effective interest rate is the original purchased yield or the yield at the date the debt security was previously impaired.

When evaluating mortgage-backed securities and asset-backed securities, the Company considers a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary. The most important factor is the performance of the underlying collateral in the security and the trends of that performance. The Company uses this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include type of underlying collateral (e.g., prime, Alternative A-paper (“Alt-A”), or subprime), geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, the Company then makes assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected, including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on the Company’s tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the present value of expected cash flows to amortized cost. To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required. The Company also considers the ability of monoline insurers to meet their contractual guarantees on wrapped mortgage-backed securities. Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, then an impairment is recognized.

The Company includes on the face of the Consolidated Statements of Operations the total OTTI recognized in net investment gains (losses), with an offset for the amount of non-credit impairments recognized in AOCI. The Company discloses the amount of OTTI recognized in AOCI and other disclosures related to OTTI in Note 4 and the Consolidated Statements of Comprehensive Income.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Derivative Financial Instruments

The Company hedges certain portions of its exposure to product related equity market risk by entering into derivative transactions. All of such derivative instruments are recognized as either assets or liabilities in the accompanying Consolidated Balance Sheets at fair value. The change in fair value is recognized within “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations.

The Company purchases financial instruments and issues products that may contain embedded derivative instruments. If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract for measurement purposes. The embedded derivative is carried at fair value with changes in fair value reported in the accompanying Consolidated Statements of Operations.

Intangible Assets

The Company’s intangible assets include value of business acquired (“VOBA”), deferred acquisition cost (“DAC”) and deferred sales inducements (“DSI”).

VOBA represents the estimated fair value of the right to receive future net cash flows from in-force contracts in a life insurance company acquisition at the Acquisition Date. DAC represents costs that are related directly to new or renewal insurance contracts, which may be deferred to the extent recoverable. These costs include incremental direct costs of contract acquisition, primarily commissions, as well as certain costs related directly to underwriting, policy issuance and processing. DSI represents up front bonus credits and vesting bonuses to policyholder account values, which are accounted for similarly to DAC and are recorded within the DAC asset balance.

The methodology for determining the amortization of DAC and VOBA varies by product type. For all insurance contracts accounted for under long-duration contract deposit accounting, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends. Under traditional insurance contract accounting, US GAAP requires that assumptions for these types of products not be modified unless recoverability testing deems them to be inadequate. DAC and VOBA amortization are reported within “Amortization of intangibles” in the accompanying Consolidated Statements of Operations.

DAC and VOBA for IUL and investment-type products are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits (“EGPs”) from investment income, surrender charges and other product fees, policy benefits, maintenance expenses, mortality net of reinsurance ceded and expense margins, and recognized gains (losses) on investments and changes in fair value of the coinsurance embedded derivative.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and IUL businesses. The DAC and VOBA balances are also periodically evaluated for recoverability to ensure that the unamortized portion does not exceed the expected recoverable amounts. At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised (“unlocking”) retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The carrying amounts of DAC and VOBA are adjusted for the effects of realized and unrealized gains and losses on debt securities classified as available-for-sale and certain derivatives and embedded derivatives. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, the Company performs a retrospective unlocking of DAC and VOBA amortization as actual margins vary from expected margins. This unlocking is reflected in the accompanying Consolidated Statements of Operations.

For investment-type products, the DAC and VOBA assets are adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) had been realized, with corresponding credits or charges included in AOCI.

Reinsurance

The Company’s insurance subsidiaries enter into reinsurance agreements with other companies in the normal course of business. The assets, liabilities, premiums and benefits of certain reinsurance contracts are presented on a net basis in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations, respectively, when there is a right of offset explicit in the reinsurance agreements. All other reinsurance agreements are reported on a gross basis in the Company’s Consolidated Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of amounts for which the right of offset also exists. Premiums and benefits are reported net of insurance ceded.

Income Taxes

FGL and certain of its non-life insurance subsidiaries are included in the consolidated U.S. Federal income tax return of HGI. The Company’s life insurance subsidiaries file a consolidated life insurance income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has the ability and intent to recover in a tax-free manner assets (or liabilities) with book/tax basis differences for which no deferred taxes have been provided, in accordance with ASC Topic 740, “Income Taxes”. Accordingly, the Company did not provide deferred income taxes on the gain on contingent purchase price reduction of $41,000 in the year ended September 30, 2012 or on the bargain purchase gain of $158,341 on the FGLH Acquisition in the Successor period of April 6, 2011 to September 30, 2011.

The Company applies the accounting guidance for uncertain tax positions which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance also provides information on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in “Income tax benefit” in the Company’s Consolidated Statements of Operations. The Company had no unrecognized tax benefits related to uncertain tax positions as of September 30, 2013 and 2012.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Contractholder Funds and Future Policy Benefits

The liabilities for contractholder funds and future policy benefits for deferred annuities, IUL and UL policies consist of contract account balances that accrue to the benefit of the contractholders, excluding surrender charges and other liabilities. The liabilities for FIAs consist of the value of the host contract plus the value of the embedded derivative. The embedded derivative is carried at fair value in “Contractholder funds” in the accompanying Consolidated Balance Sheets with changes in fair value reported in the accompanying Consolidated Statements of Operations. Liabilities for immediate annuities without life contingencies are the present value of future benefits.

The liabilities for future policy benefits and claim reserves for traditional life policies and life contingent pay-out annuity policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue.

Liabilities for the secondary guarantees on UL-type products or Investment-type contracts are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC and VOBA. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC and VOBA.

Federal Home Loan Bank of Atlanta Agreements

Contractholder funds include funds related to funding agreements that have been issued to the Federal Home Loan Bank of Atlanta (“FHLB”) as a funding medium for single premium funding agreements issued by the Company to the FHLB.

Funding agreements were issued to the FHLB in 2003, 2004, 2005, 2011 and 2012. The funding agreements (i.e., immediate annuity contracts without life contingencies) provide a guaranteed stream of payments. Single premiums were received at the initiation of the funding agreements and were in the form of advances from the FHLB. Payments under the funding agreements extend through 2022. The reserves for the funding agreements totaled $554,764 and $364,140 at September 30, 2013 and 2012, respectively, and are included in “Contractholder funds” in the accompanying Consolidated Balance Sheets.

In accordance with the agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities. The collateral investments had a fair value of $604,899 and $390,563 at September 30, 2013 and September 30, 2012, respectively.

Benefits and Other Changes in Policy Reserves

Benefit expenses for deferred annuity, FIA and IUL policies include benefit claims incurred during the period in excess of contract account balances. Other changes in policy reserves also include the change in reserves for life insurance products. For traditional life and immediate annuities, policy benefit claims are charged to expense in the period that the claims are incurred.

Retrospective Adjustments

As discussed further in Note 18, in 2012, the Company finalized the provisional acquisition accounting balances for the FGLH Acquisition, resulting in retrospective adjustments which increased the bargain purchase gain and net income by $7,264 for the Successor period of April 6, 2011 to September 30, 2011.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Recent Accounting Pronouncements Not Yet Adopted

Offsetting Assets and Liabilities

In December 2011, the FASB issued amended disclosure requirements for offsetting financial assets and financial liabilities to allow investors to better compare financial statements prepared under US GAAP with financial statements prepared under International Financial Reporting Standards. The new standards are effective for the Company beginning in the first quarter of its fiscal year ending September 30, 2014. The Company is currently evaluating the impact of this new accounting guidance on the disclosures included in its consolidated financial statements.

(3)     Significant Risks and Uncertainties

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results in future periods could differ from those estimates.

The Company’s significant estimates which are susceptible to change in the near term relate to (1) recognition of deferred tax assets and related valuation allowances (see Notes 13 and 18), (2) fair value of certain invested assets and derivatives including embedded derivatives (see Notes 4 and 5), (3) OTTI of available-for-sale investments (see Note 4), (4) amortization of intangibles (see Note 7), (5) estimates of reserves for loss contingencies, including litigation and regulatory reserves (see Note 11) and (6) reserves for future policy benefits and product guarantees.

The Company periodically, and at least annually, reviews the assumptions associated with reserves for policy benefits and products guarantees and amortization of intangibles. As part of the assumption review process that occurred in the September 2013, changes were made to the surrender rates, earned rates and future index credits to bring the assumptions in line with current and expected future experience. The change in assumptions resulted in a net increase in future expected margins and corresponding “unlocking” and amortization adjustments, increasing intangible assets and reducing the net intangible asset amortization by $33.1 million in Fiscal 2013. These assumptions are also used in the FIA embedded derivative reserve calculation and resulted in a decrease in benefits and other changes in policy reserves and a decrease in reserves of $45.3 million during Fiscal 2013, net of related intangible amortization.

Concentrations of Financial Instruments

As of September 30, 2013 and 2012, the Company’s most significant investment in one industry, excluding U.S. government securities, was its investment securities in the banking industry with a fair value of $1,892,103, or 11.7% and $2,000,355 or 12%, respectively, of the invested assets portfolio. The Company’s holdings in this industry include investments in 80 different issuers with the top ten investments accounting for 41.8% of the total holdings in this industry. As of September 30, 2013 and September 30, 2012 the Company had investments in 6 and 5 issuers that exceeded 10% of stockholders equity with a fair value of $788,696 and $710,069, or 4.9% and 4.3% of the invested assets portfolio, respectively. Additionally, the Company’s largest concentration in any single issuer as of September 30, 2013 and September 30, 2012 had a fair value of $150,716 and $152,876 or 0.9% and 0.9% of the invested assets portfolio, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Concentrations of Financial and Capital Markets Risk

The Company is exposed to financial and capital markets risk, including changes in interest rates and credit spreads which can have an adverse effect on the Company’s results of operations, financial condition and liquidity. The Company expects to continue to face challenges and uncertainties that could adversely affect its results of operations and financial condition.

The Company’s exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. A rise in interest rates, in the absence of other countervailing changes, will decrease the net unrealized gain position of the Company’s investment portfolio and, if long-term interest rates rise dramatically within a six to twelve month time period, certain of the Company’s products may be exposed to disintermediation risk. Disintermediation risk refers to the risk that policyholders may surrender their contracts in a rising interest rate environment, requiring the Company to liquidate assets in an unrealized loss position. This risk is mitigated to some extent by the high level of surrender charge protection provided by the Company’s products.

Concentration of Reinsurance Risk

The Company has a significant concentration of reinsurance with Wilton Reassurance Company (“Wilton Re”) (see Note 15) and Front Street RE (Cayman) Ltd. (“FSRCI”), an affiliate (see Note 15) that could have a material impact on the Company’s financial position in the event that Wilton Re and FSRCI fail to perform their obligations under the various reinsurance treaties. As of September 30, 2013 the net amount recoverable from Wilton Re was $1,337,741 and the net amount recoverable from FSRCI is $1,364,965. The Company monitors both the financial condition of individual reinsurers and risk concentration arising from similar geographic regions, activities and economic characteristics of reinsurers to reduce the risk of default by such reinsurers.

(4)    Investments

The Company’s debt and equity securities have been designated as available-for-sale and are carried at fair value with unrealized gains and losses included in AOCI, net of associated adjustments for VOBA, DAC and deferred income taxes. The Company’s consolidated investments at September 30, 2013 and September 30, 2012 are summarized as follows:

	September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$1,745,241	$24,529	$(5,176)	$1,764,594	$1,764,594
Commercial mortgage-backed securities	431,265	24,660	(1,596)	454,329	454,329
Corporates	9,314,661	288,702	(185,054)	9,418,309	9,418,309
Equities	274,647	6,683	(10,255)	271,075	271,075
Hybrids	412,640	19,481	(3,304)	428,817	428,817
Municipals	998,832	49,013	(40,835)	1,007,010	1,007,010
Agency residential mortgage-backed securities	96,452	2,397	(252)	98,597	98,597
Non-agency residential mortgage-backed securities	1,304,007	77,410	(13,394)	1,368,023	1,368,023
U.S. Government	998,530	7,174	(3,857)	1,001,847	1,001,847

Total available-for-sale securities	15,576,275	500,049	(263,723)	15,812,601	15,812,601
Derivative investments	141,664	88,461	(8,367)	221,758	221,758
Other invested assets	188,180	—	—	188,180	188,180

Total investments	$15,906,119	$588,510	$(272,090)	$16,222,539	$16,222,539

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$1,010,938	$18,553	$(1,609)	$1,027,882	$1,027,882
Commercial mortgage-backed securities	520,043	36,178	(2,407)	553,814	553,814
Corporates	10,211,804	807,175	(9,968)	11,009,011	11,009,011
Equities	237,499	11,860	(1,272)	248,087	248,087
Hybrids	519,009	18,836	(9,550)	528,295	528,295
Municipals	1,083,231	141,854	(1,090)	1,223,995	1,223,995
Agency residential mortgage-backed securities	149,455	5,769	(334)	154,890	154,890
Non-agency residential mortgage-backed securities	629,122	35,799	(4,262)	660,659	660,659
U.S. Government	917,452	12,915	—	930,367	930,367

Total available-for-sale securities	15,278,553	1,088,939	(30,492)	16,337,000	16,337,000
Derivative investments	142,123	66,973	(8,429)	200,667	200,667
Other invested assets	18,814	—	—	18,814	18,814

Total investments	$15,439,490	$1,155,912	$(38,921)	$16,556,481	$16,556,481

Included in AOCI were cumulative unrealized gains of $851 and unrealized losses of $1,880 related to the non-credit portion of OTTI on non-agency residential mortgage-backed securities (“RMBS”) at September 30, 2013 and September 30, 2012. The non-agency RMBS unrealized gains and losses represent the difference between book value and fair value on securities that were previously impaired. There have been no impairments or write downs on any of the 2013 purchased non-agency RMBS securities.

Securities held on deposit with various state regulatory authorities had a fair value of $19,350 and $20,692 at September 30, 2013 and September 30, 2012, respectively.

The amortized cost and fair value of fixed maturity available-for-sale securities by contractual maturities, as applicable, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

	September 30, 2013
	Amortized Cost	Fair Value
Corporate, Non-structured Hybrids, Municipal and U.S. Government securities:
Due in one year or less	$978,494	$982,395
Due after one year through five years	2,739,091	2,805,778
Due after five years through ten years	2,972,452	3,000,940
Due after ten years	5,007,510	5,037,497

Subtotal	11,697,547	11,826,610

Other securities which provide for periodic payments:
Asset-backed securities	1,745,241	1,764,594
Commercial mortgage-backed securities	431,265	454,329
Structured hybrids	27,116	29,373
Agency residential mortgage-backed securities	96,452	98,597
Non-agency residential mortgage-backed securities	1,304,007	1,368,023

Total fixed maturity available-for-sale securities	$15,301,628	$15,541,526

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The Company’s available-for-sale securities with unrealized losses are reviewed for potential OTTI. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. The Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value.

The Company analyzes its ability to recover the amortized cost by comparing the net present value of cash flows expected to be collected with the amortized cost of the security. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including interest rate and prepayment assumptions, based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also include other assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized. The Company has concluded that the fair values of the securities presented in the table below were not other-than-temporarily impaired as of September 30, 2013.

The fair value and gross unrealized losses of available-for-sale securities, aggregated by investment category, were as follows:

	September 30, 2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$329,319	$(4,496)	$81,483	$(680)	$410,802	$(5,176)
Commercial-mortgage-backed securities	26,575	(525)	4,860	(1,071)	31,435	(1,596)
Corporates	3,457,206	(174,989)	185,956	(10,065)	3,643,162	(185,054)
Equities	118,609	(9,120)	32,240	(1,135)	150,849	(10,255)
Hybrids	52,027	(3,304)	—	—	52,027	(3,304)
Municipals	333,278	(27,359)	144,365	(13,476)	477,643	(40,835)
Agency residential mortgage-backed securities	9,791	(117)	1,148	(135)	10,939	(252)
Non-agency residential mortgage-backed securities	325,170	(12,224)	69,910	(1,170)	395,080	(13,394)
U.S. Government	753,899	(3,857)	—	—	753,899	(3,857)

Total available-for-sale securities	$5,405,874	$(235,991)	$519,962	$(27,732)	$5,925,836	$(263,723)

Total number of available-for-sale securities in an unrealized loss position less than twelve months						588

Total number of available-for-sale securities in an unrealized loss position twelve months or longer						78

Total number of available-for-sale securities in an unrealized loss position						666

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	September 30, 2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$169,794	$(1,042)	$7,533	$(567)	$177,327	$(1,609)
Commercial-mortgage-backed securities	813	(853)	10,716	(1,554)	11,529	(2,407)
Corporates	411,310	(8,124)	45,482	(1,844)	456,792	(9,968)
Equities	—	—	44,513	(1,272)	44,513	(1,272)
Hybrids	13,407	(339)	107,707	(9,211)	121,114	(9,550)
Municipals	71,160	(1,090)	—	—	71,160	(1,090)
Agency residential mortgage-backed securities	1,754	(199)	6,110	(135)	7,864	(334)
Non-agency residential mortgage-backed securities	12,853	(289)	101,777	(3,973)	114,630	(4,262)

Total available-for-sale securities	$681,091	$(11,936)	$323,838	$(18,556)	$1,004,929	$(30,492)

Total number of available-for-sale securities in an unrealized loss position less than twelve months						100

Total number of available-for-sale securities in an unrealized loss position twelve months or longer						56

Total number of available-for-sale securities in an unrealized loss position						156

At September 30, 2013 and September 30, 2012, securities in an unrealized loss position were primarily concentrated in investment grade corporate debt instruments and municipals. Total unrealized losses were $263,723 and $30,492 at September 30, 2013 and September 30, 2012, respectively. The increase in the unrealized loss position is largely due to the increase in Treasury yields in the current fiscal year. 10 year US Treasury yields increased from 1.63% at September 30, 2012 to 2.64% at September 30, 2013. As a result, corporate debt holdings generally declined in value during this period. Management believes the increase in Treasury yields during the fiscal year is attributable to concerns about the cessation of liquidity measures being provided by the Federal Reserve.

At September 30, 2013 and September 30, 2012, securities with a fair value of $60,931 and $1,192, respectively, were depressed greater than 20% of amortized cost (excluding United States Government and United States Government sponsored agency securities), which represented less than 1% of the carrying values of all investments.

The following table provides a reconciliation of the beginning and ending balances of the credit loss portion of OTTI on fixed maturity securities held by the Company for the year ended September 30, 2013 and September 30, 2012, for which a portion of the OTTI was recognized in AOCI:

	Year Ended
	September 30, 2013	September 30, 2012
Beginning Balance	$2,681	667
Increases attributable to credit losses on securities:
Other-than-temporary impairment was previously recognized	—	112
Other-than-temporary impairment was not previously recognized	—	1,902

Ending Balance	$2,681	2,681

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

For the year ended September 30, 2013, the Company recognized impairment losses in operations totaling $2,940, including credit impairments of $757 and change-of-intent impairments of $2,183 and had an amortized cost of $9,623 and a fair value of $6,683 at the time of impairment.

For the year ended September 30, 2012, the Company recognized impairment losses in operations totaling $22,807, including credit impairments of $5,712 and change-of-intent impairments of $17,095 as well as non-credit losses in other comprehensive income totaling $1,529, for investments which experienced OTTI and had an amortized cost of $162,349 and a fair value of $138,013 at September 30, 2012.

For the Successor period April 6, 2011 through September 30, 2011, the Company recognized impairment losses in operations totaling $17,966, including credit impairments of $5,059 and change-of-intent impairments of $12,907 as well as non-credit gains totaling $500 in other comprehensive income, for investments which experienced other- than-temporary impairments and had an amortized cost of $103,312 and a fair value of $85,846 at the time of impairment.

For the predecessor period January 1, 2011 through April 5, 2011, the Company recognized impairment losses in operations totaling $2,939, for investments which experienced OTTI and had an amortized cost of $3,125 and fair value of $186 at the time of impairment.

Details underlying write-downs taken as a result of OTTI that were recognized in net income and included in net realized gains on securities were as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
OTTI recognized in net income
Commercial mortgage-backed securities	$—	$—	$20	$2,695
Corporates	1,193	4,116	1,462	—
Equities	—	—	11,007	—
Hybrids	—	9,688	—	—
Non-agency residential mortgage-backed securities	1,246	7,531	5,059	2
Other assets	501	1,472	418	242

Total OTTI	$2,940	$22,807	$17,966	$2,939

The portion of OTTI recognized in AOCI is disclosed in the Statement of Comprehensive Income.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Net Investment Income

The major sources of “Net investment income” in the accompanying Consolidated Statements of Operations were as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Fixed maturity available-for-sale securities	$684,734	$705,132	$364,771	$228,846
Equity available-for-sale securities	14,489	13,966	10,190	4,260
Related party loans	9,315	2,040	—	—
Policy loans	808	707	1,511	1,524
Invested cash and short-term investments	1,358	4,881	129	90
Other investments	13,558	1,179	326	1,764

Gross investment income	724,262	727,905	376,927	236,484
Investment expense	(16,265)	(11,634)	(7,087)	(3,850)

Net investment income	$707,997	$716,271	$369,840	$232,634

Net Investment Gains (Losses)

Details underlying “Net investment gains (losses)” reported in the accompanying Consolidated Statements of Operations were as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Net realized gains on fixed maturity available-for-sale securities	$331,889	$264,408	$16,912	$17,419
Realized gains (losses) on equity securities (including $8,559 on trading equity securities)	11,903	924	(10,977)	1,753

Net realized gains on securities	343,792	265,332	5,935	19,172

Realized gains (losses) on certain derivative instruments	145,413	(10,280)	(44,776)	19,565
Unrealized gains (losses) on certain derivative instruments	23,623	156,332	(125,976)	45,748
Change in fair value of reinsurance related embedded derivative	5,609	—	—	—

Realized gains (losses) on derivatives and reinsurance related embedded derivative	174,645	146,052	(170,752)	65,313

Realized (losses) on other invested assets	(824)	(1,384)	(2,074)	—

Net investment gains (losses)	$517,613	$410,000	$(166,891)	$84,485

For the year ended September 30, 2013, principal repayments, calls, tenders, and proceeds from the sale of fixed maturity available-for-sale securities totaled $8,920,083, gross gains on such sales totaled $350,951 and gross losses totaled $18,321, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

For year ended September 30, 2012, principal repayments, calls, tenders, and proceeds from the sale of fixed maturity available-for-sale securities, including assets transferred to Wilton Re as discussed in Note 15, Reinsurance, totaled $4,602,958 gross gains on such sales totaled $295,923 and gross losses totaled $13,482, respectively.

For the Successor period of April 6, 2011 to September 30, 2011, proceeds from the sale of fixed maturity available-for-sale securities, totaled $1,803,964, gross gains on such sales totaled $41,989 and gross losses totaled $17,109, respectively.

For the Predecessor period January 1, 2011 to April 6, 2011, proceeds from the sale of fixed maturity available-for-sale securities, totaled $408,850, gross gains on such sales totaled $25,475 and gross losses totaled $7,662, respectively.

(5)    Derivative Financial Instruments

The carrying amounts (which equal fair value) of derivative instruments, including derivative instruments embedded in FIA contracts, is as follows:

	September 30, 2013	September 30, 2012
Assets:
Derivative investments:
Call options	$221,758	$200,667
Other Assets:
Reinsurance related embedded derivative	118,025	—

	$339,783	$200,667

Liabilities:
Contractholder funds:
FIA embedded derivative	$1,544,447	$1,550,805
Funds withheld for reinsurance liabilities:
Call options payable to FSRCI	22,833	—
Other liabilities:
Futures contracts	1,028	928

	$1,568,308	$1,551,733

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The change in fair value of derivative instruments included in the accompanying Consolidated Statements of Operations is as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Revenues:
Net investment gains:
Call options	$151,571	$100,030	$(142,665)	$54,151
Futures contracts	17,465	46,022	(28,087)	11,162
Reinsurance related embedded derivative	5,609	—	—	—

	174,645	146,052	(170,752)	65,313
Net investment income:
Available-for-sale embedded derivatives	—	400	19	13

	174,645	146,452	(170,733)	65,326

Benefits and other changes in policy reserves:
FIA embedded derivatives	$(6,358)	$154,465	$(69,968)	$31,276

Additional Disclosures

FIA Contracts

The Company has FIA Contracts that permit the holder to elect an interest rate return or an equity index linked component, where interest credited to the contracts is linked to the performance of various equity indices, primarily the Standard and Poor’s (“S&P”) 500 Index. This feature represents an embedded derivative under US GAAP. The FIA embedded derivative is valued at fair value and included in the liability for contractholder funds in the accompanying Consolidated Balance Sheets with changes in fair value included as a component of “Benefits and other changes in policy reserves” in the Consolidated Statements of Operations.

The Company purchases derivatives consisting of a combination of call options and futures contracts on the applicable market indices to fund the index credits due to FIA contractholders. The call options are one, two and three year options purchased to match the funding requirements of the underlying policies. On the respective anniversary dates of the index policies, the index used to compute the interest credit is reset and the Company purchases new one, two or three year call options to fund the next index credit. The Company manages the cost of these purchases through the terms of its FIA contracts, which permit the Company to change caps, spreads or participation rates, subject to guaranteed minimums, on each contract’s anniversary date. The change in the fair value of the call options and futures contracts is generally designed to offset the portion of the change in the fair value of the FIA embedded derivative related to index performance. The call options and futures contracts are marked to fair value with the change in fair value included as a component of “Net investment gains.” The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instrument term or upon early termination and the changes in fair value of open positions.

Other market exposures are hedged periodically depending on market conditions and the Company’s risk tolerance. The Company’s FIA hedging strategy economically hedges the equity returns and exposes the Company to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. The Company uses a variety of techniques, including direct estimation of market sensitivities and value-at-risk to monitor this risk daily. The Company intends to continue to adjust the hedging strategy as market conditions and the Company’s risk tolerance change.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Reinsurance Related Embedded Derivatives

Effective December 31, 2012, FGL Insurance entered into a modified coinsurance arrangement with FSRCI, meaning that funds were withheld by FGL Insurance. This arrangement creates an obligation for the FGL Insurance to pay FSRCI at a later date, which resulted in an embedded derivative. This embedded derivative is considered a total return swap with contractual returns that are attributable to assets and liabilities associated with this reinsurance arrangement. The fair value of the total return swap is based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangement, including gains and losses from sales, are passed directly to the reinsurer pursuant to contractual terms of the reinsurance arrangement. The reinsurance related embedded derivative is reported in “Other assets” on the Consolidated Balance Sheets and the related gains or losses are reported in “Net investment gains (losses)” on the Consolidated Statements of Operations.

Credit Risk

The Company is exposed to credit loss in the event of nonperformance by its counterparties on the call options and reflects assumptions regarding this nonperformance risk in the fair value of the call options. The nonperformance risk is the net counterparty exposure based on the fair value of the open contracts less collateral held. The Company maintains a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement.

Information regarding the Company’s exposure to credit loss on the call options it holds is presented in the following table:

		September 30, 2013				September 30, 2012
Counterparty	Credit Rating (Moody’s/ S&P)	Notional Amount	Fair Value	Collateral	Net Credit Risk	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	NA/A	$2,037,781	$70,695	$—	$70,695	$1,884,047	$64,101	$—	$64,101
Deutsche Bank	A2/A	1,620,404	51,667	23,000	28,667	1,816,532	61,704	—	61,704
Morgan Stanley	Baa1/A	2,264,136	75,729	49,000	26,729	1,634,686	51,630	—	51,630
Royal Bank of Scotland	A3/A	364,300	20,313	—	20,313	353,875	19,595	—	19,595
Barclay’s Bank	A2/A	120,789	3,354	—	3,354	131,255	3,081	—	3,081
Credit Suisse	A2/A–	—	—	—	—	10,000	556	—	556

		$6,407,410	$221,758	$72,000	$149,758	$5,830,395	$200,667	$—	$200,667

Collateral Agreements

The Company is required to maintain minimum ratings as a matter of routine practice under its ISDA agreements. Under some ISDA agreements, the Company has agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open derivative contracts between the parties, at which time any amounts payable by the Company or the counterparty would be dependent on the market value of the underlying derivative contracts. The Company’s current rating allows multiple counterparties the right to terminate ISDA agreements. No ISDA agreements have been terminated, although the counterparties have reserved the right to terminate the ISDA agreements at any time. In certain transactions, the Company and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. As of September 30, 2013 counterparties posted $72,000 of collateral. As of September 30, 2012, no collateral was posted by the Company’s counterparties as they did not

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

meet the net exposure thresholds. Accordingly, the maximum amount of loss due to credit risk that the Company would incur if parties to the call options failed completely to perform according to the terms of the contracts was $149,758 and $200,667 at September 30, 2013 and September 30, 2012, respectively.

The Company held 1,693 and 2,835 futures contracts at September 30, 2013 and September 30, 2012, respectively. The fair value of futures contracts represents the cumulative unsettled variation margin (open trade equity net of cash settlements). The Company provides cash collateral to the counterparties for the initial and variation margin on the futures contracts which is included in “Cash and cash equivalents” in the accompanying Consolidated Balance Sheets. The amount of collateral held by the counterparties for such contracts was $5,861 and $9,820 at September 30, 2013 and September 30, 2012, respectively.

(6)    Fair Value of Financial Instruments

The Company’s measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which may include the Company’s own credit risk. The Company’s estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). The Company categorizes financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3— Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date based on the best information available in the circumstances.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lower level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments for which the disclosure of fair values is required, including financial assets and liabilities measured and carried at fair value on a recurring basis, with the exception of investment contracts, related party loans, portions of other invested assets and debt, are summarized according to the hierarchy previously described, as follows:

	September 30, 2013
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$1,204,334	$—	$—	$1,204,334	$1,204,334
Fixed maturity securities available-for-sale:
Asset-backed securities	—	1,518,066	246,528	1,764,594	1,764,594
Commercial mortgage-backed securities	—	448,694	5,635	454,329	454,329
Corporates	—	8,957,196	461,113	9,418,309	9,418,309
Hybrids	—	428,817	—	428,817	428,817
Municipals	—	1,007,010	—	1,007,010	1,007,010
Agency residential mortgage-backed securities	—	98,597	—	98,597	98,597
Non-agency residential mortgage-backed securities	—	1,368,023	—	1,368,023	1,368,023
U.S. Government	790,926	210,921	—	1,001,847	1,001,847
Equity securities available-for-sale	—	271,075	—	271,075	271,075
Derivative financial instruments	—	221,758	—	221,758	221,758
Reinsurance related embedded derivative	—	118,025	—	118,025	118,025
Related party loans	—	—	119,044	119,044	119,044
Other invested assets	—	—	188,180	188,180	188,180

Total financial assets at fair value	$1,995,260	$14,648,182	$1,020,500	$17,663,942	$17,663,942

Liabilities
Derivatives:
FIA embedded derivatives, included in contractor funds	$—	$—	$1,544,447	$1,544,447	$1,544,447
Derivative instruments—futures contracts	—	1,028	—	1,028	1,028
Investment contracts, included in contractholder funds	—	—	12,378,645	12,378,645	13,703,769
Call options payable for FSRCI, included in funds withheld for reinsurance liabilities	—	22,833	—	22,833	22,833
Debt	—	300,000	—	300,000	300,000

Total financial liabilities	$—	$323,861	$13,923,092	$14,246,953	$15,572,077

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	September 30, 2012
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$1,052,338	$2,250	$—	$1,054,588	$1,054,588
Contingent purchase price reduction	—	—	41,000	41,000	41,000
Fixed maturity securities, available-for-sale:
Asset-backed securities	—	1,012,027	15,855	1,027,882	1,027,882
Commercial mortgage-backed securities	—	548,791	5,023	553,814	553,814
Corporates	—	10,873,715	135,296	11,009,011	11,009,011
Hybrids	—	519,422	8,873	528,295	528,295
Municipals	—	1,223,995	—	1,223,995	1,223,995
Agency residential mortgage-backed securities	—	154,890	—	154,890	154,890
Non-agency residential mortgage-backed securities	—	660,659	—	660,659	660,659
U.S. Government	930,367	—	—	930,367	930,367
Equity securities	—	248,087	—	248,087	248,087
Derivative financial instruments	—	200,667	—	200,667	200,667
Other invested assets	—	—	18,814	18,814	18,814
Related party loans	—	—	150,069	150,069	150,069
Related party investments			32,000	32,000	32,000

Total financial assets	$1,982,705	$15,444,503	$406,930	$17,834,138	$17,834,138

Liabilities
Derivatives:
FIA embedded derivatives, included in contractholder funds	$—	$—	$1,550,805	$1,550,805	$1,550,805
Futures contracts	—	928	—	928	928
Investment contracts, included in contractholder funds	—	—	12,271,882	12,271,882	13,739,670

Total financial liabilities	$—	$928	$13,822,687	$13,823,615	$15,291,403

The carrying amounts of accrued investment income and portions of other liabilities approximate fair value due to their short duration and, accordingly, they are not presented in the table above.

Valuation Methodologies

Fixed Maturity Securities & Equity Securities

The Company measures the fair value of its securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity or equity security, and the Company will then consistently apply the valuation methodology to measure the security’s fair value. The Company’s fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include a third-party pricing service, independent broker quotations or pricing matrices. The Company uses observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

indicators and industry and economic events are monitored and further market data will be acquired when certain thresholds are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. Management believes the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices.

The Company did not adjust prices received from third parties as of September 30, 2013 and September 30, 2012. However, the Company does analyze the third party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy.

Derivative Financial Instruments

The fair value of derivative assets and liabilities is based upon valuation pricing models, which represents what the Company would expect to receive or pay at the balance sheet date if it canceled the options, entered into offsetting positions, or exercised the options. The fair value of futures contracts represent the cumulative unsettled variation margin (open trade equity net of cash settlements). Fair values for these instruments are determined externally by an independent actuarial firm using market observable inputs, including interest rates, yield curve volatilities, and other factors. Credit risk related to the counterparty is considered when estimating the fair values of these derivatives. The fair values of the embedded derivatives in the Company’s FIA products are derived using market indices, pricing assumptions and historical data. The fair value of the reinsurance related embedded derivative in the funds withheld reinsurance agreement with FSRCI is estimated based upon the change in the fair value of the assets supporting the funds withheld from reinsurance liabilities. As the fair value of the assets are based on a quoted market price (Level 2), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Investment contracts include deferred annuities, FIAs, IULs and immediate annuities. The fair values of deferred annuities, FIA, and IUL contracts are based on their cash surrender value (i.e. the cost the Company would incur to extinguish the liability) as these contracts are generally issued without an annuitization date. The fair value of immediate annuities contracts is derived by calculating a new fair value interest rate using the updated yield curve and treasury spreads as of the respective reporting date. At September 30, 2013 and September 30, 2012, this resulted in lower fair value reserves relative to the carrying value. The Company is not required to and has not estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

Other Invested Assets

Fair value of the loan participation interest securities has been assessed to be equal to the unpaid principal balance of the participation interest as of September 30, 2013. In making this assessment the Company considered the sufficiency of the underlying loan collateral, movements in the benchmark interest rate between origination date and September 30, 2013 and the primary market participant for these securities.

None of the other financial instruments included in other investments are measured at fair value on a recurring basis. Financial instruments included in other investments are primarily policy loans. We have not attempted to determine the fair values associated with our policy loans, as we believe any differences between carrying value and the fair values afforded these instruments are immaterial to our consolidated financial position and, accordingly, the cost to provide such disclosure does not justify the benefit to be derived.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Related Party Loans & Related Party Investments

The related party loans (discussed in Note 16) carrying value at par approximates fair value as this is the exit price for the obligation of these loans.

Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of financial instruments carried at fair value at September 30, 2013 and September 30, 2012 is as follows:

	Fair Value at September30, 2013	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
Assets
Asset-backed securities	246,528	Broker-quoted	Offered quotes	100.00% –107.25% (100.91%)
Corporates	404,508	Broker-quoted	Offered quotes	0.00% – 113.00% (90.45%)
Corporates	56,605	Market Pricing	Quoted prices	90.06% – 130.92% (97.19%)
Commercial mortgage-backed securities	5,635	Broker-quoted	Offered quotes	95.50%
Other Invested Assets	157,000	Market Pricing	Offered quotes	100.00%

Total	$870,276

Liabilities
Derivatives:
FIA embedded derivatives included in contractholder funds	$1,544,447	Discounted cash flow	Market value of option	0% – 38.24% (3.82%)
			SWAP rates	1.54% – 2.77% (2.16%)
			Mortality multiplier	80%
			Surrender rates	0.50% – 75% (7%)
			Non-performance spread	0.25% – 0.25% (0.25%)

Total liabilities at fair value	$1,544,447

	Fair Value at September 30, 2012	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
Assets
Contingent purchase price reduction	41,000	Discounted Cash Flow	Probability of collection	88%-96% (92%)
			Expected term	9 months
			Discount rate	0.72%
			Credit insurance risk premium	11.7%
Asset-backed securities	15,855	Broker-quoted	Offered quotes	100% – 109.73% (103.09%)
Corporates	103,319	Broker-quoted	Offered quotes	0% – 140.61% (68.47%)
Corporates	31,977	Market pricing	Quoted prices	87.50% – 158.11% (97.89%)
Hybrids	8,873	Broker-quoted	Offered quotes	0% – 103% (25.35%)
Commercial mortgage-backed securities	5,023	Broker-quoted	Offered quotes	100.69%
Related party investment	32,000	Market—approach	Price to book	1.0x – 1.4x

Total	$238,047

Liabilities
Derivatives:
FIA embedded derivatives included in contractholder funds	$1,550,805	Discounted cash flow	Market value of option	0%—31.05% (3.55%)
			SWAP rates	0.76%—1.7% (1.22%)
			Mortality multiplier	70%
			Surrender rates	2% -50% (7%)
			Non-performance spread	0.25%—0.25% (0.25%)

Total liabilities at fair value	$1,550,805

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The significant unobservable inputs used in the fair value measurement of FIA embedded derivatives included in contractholder funds are market value of option, interest swap rates, mortality multiplier, surrender rates, and non-performance spread. The mortality multiplier at September 30, 2013 and 2012, is based on the 2000 and 1983 annuity tables, respectively and assumes the contractholder population is 50% female and 50% male. Significant increases (decreases) in the market value of option in isolation would result in a higher (lower) fair value measurement. Significant increases (decreases) in interest swap rates, mortality multiplier, surrender rates, or non-performance spread in isolation would result in a lower (higher) fair value measurement. Generally, a change in any one unobservable input would not result in a change in any other unobservable input.

Changes in unrealized losses (gains), net in the Company’s FIA embedded derivatives are included in “Benefits and other changes in policy reserves” in the Consolidated Statement of Operations.

The following tables summarize changes to the Company’s financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy for the years ended September 30, 2013 and September 30, 2012. This summary excludes any impact of amortization of VOBA and DAC. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	Year Ended September 30, 2013
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net Transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Contingent purchase price reduction receivable (b)	$41,000	$—	$—	$—	$(41,000)	$—
Fixed maturity securities available-for-sale:
Asset-backed securities	15,855	—	1,666	239,507	(10,500)	246,528
Commercial mortgage-backed securities	5,023	—	(330)	942	—	5,635
Corporates	135,296	(345)	(13,360)	373,309	(33,787)	461,113
Hybrids	8,873	—	(175)	—	(8,698)	—
Equity securities available-for-sale	—	199	(1)	(198)	—	—
Related party investments (b)	32,000	—	—	30,000	(62,000)	—
Other invested assets	—	—	—	157,000	—	157,000

Total assets at Level 3 fair value	$238,047	$(146)	$(12,200)	$800,560	$(155,985)	$870,276

Liabilities
FIA embedded derivatives	1,550,805	(6,358)	—	—	—	1,544,447

Total liabilities at Level 3 fair value	$1,550,805	$(6,358)	$—	$—	$—	$1,544,447

(a)	The net transfers in and out of Level 3 during the twelve months ended September 30, 2013 excluding the contingent purchase price reduction and related party investment receivable were to or from Level 2.
(b)	As discussed further in Note 1 and Note 16 the related party investments and contingent purchase price reduction receivable were distributed to Harbinger Group Inc. and subsidiaries during the year ended September 30, 2013. Consequently this distribution is reflected as a transfer out of level 3.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	Year Ended September 30, 2012
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Contingent purchase price reduction receivable	$—	$41,000	$—	$—	$—	$41,000
Fixed maturity securities available-for-sale:
Asset-backed securities	374,518	—	7,355	371,896	(737,914)	15,855
Commercial mortgage-backed securities	—	—	24	4,999	—	5,023
Corporates	159,684	28	(3,662)	(39,686)	18,932	135,296
Hybrids	5,205	—	(44)	—	3,712	8,873
Municipals	—	(2)	72	10,177	(10,247)	—
Agency residential mortgage-backed securities	3,312	—	18	—	(3,330)	—
Non-agency residential mortgage-backed securities	3,759	(126)	4	(777)	(2,860)	—
Related party investment	—	—	—	32,000	—	32,000

Total assets at Level 3 fair value	$546,478	$40,900	$3,767	$378,609	$(731,707)	$238,047

Liabilities
Fixed indexed annuities	1,396,340	154,465	—	—	—	1,550,805
AFS embedded derivatives	400	(400)	—	—	—	—

Total liabilities at Level 3 fair value	$1,396,740	$154,065	$—	$—	$—	$1,550,805

(a)	The net transfers in and out of Level 3 during the fiscal year ended September 30, 2012 were exclusively to or from Level 2.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	April 6, 2011 to September 30, 2011 (Successor)
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$399,967	$—	$863	$(11,709)	$(14,603)	$374,518
Corporates	197,573	1,993	5,408	(45,229)	(61)	159,684
Hybrids	8,305	—	(61)	—	(3,039)	5,205
Agency residential mortgage-backed securities	3,271	—	41	—	—	3,312
Non-agency residential mortgage-backed securities	18,519	2,364	379	(17,503)	—	3,759

Total assets at Level 3 fair value	$627,635	$4,357	$6,630	$(74,441)	$(17,703)	$546,478

Liabilities
Fixed indexed annuities	1,466,308	(69,968)	—	—	—	1,396,340
AFS embedded derivatives	419	(19)	—	—	—	400

Total liabilities at Level 3 fair value	$1,466,727	$(69,987)	$—	$—	$—	$1,396,740

(a)	The net transfers in and out of Level 3 during the Successor period April 5, 2011 to September 30, 2011 were exclusively to or from Level 2.

	January 1, 2011 to April 5, 2011 (Predecessor)
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$355,807	$9,700	$11,857	$22,603	$—	$399,967
Corporates	197,058	404	(6,641)	(5,666)	14	185,169
Hybrids	8,034	—	272	—	—	8,306
Residential mortgage-backed securities	20,676	—	1,034	(1,153)	—	20,557
Commercial mortgage-backed securities	183		(24)	—	—	159
Municipals	—	—	—	—	61	61

Total assets at Level 3 fair value	$581,758	$10,104	$6,498	$15,784	$75	$614,219

Liabilities
Fixed indexed annuities	1,462,592	31,276	—	—	—	1,493,868
AFS embedded derivatives	432	(13)	—	—	—	419

Total liabilities at Level 3 fair value	$1,463,024	$31,263	$—	$—	$—	$1,494,287

(a)	The net transfers in and out of Level 3 during the Predecessor period January 1, 2011 to April 5, 2011 were exclusively to or from Level 2.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3, or between other levels, at the beginning fair value for the reporting period in which the changes occur. We transferred $79,324 U.S. Government securities from Level 1 into Level 2 for the fiscal year ended September 30, 2013 reflecting the level of market activity in these instruments. There were no transfers between Level 1 and Level 2 for the fiscal year ended September 30, 2012 the Successor period of April 6, 2011 to September 30, 2011, and the Predecessor period of January 1, 2011 to April 5, 2011.

Primary market issuance and secondary market activity for certain asset-backed, hybrid and corporate securities during the fiscal years ended September 30, 2013 and 2012 increased the market observable inputs used to establish fair values for similar securities. These factors, along with more consistent pricing from third-party sources, resulted in the Company concluding that there is sufficient trading activity in similar instruments to support classifying these securities as Level 2 as of September 30, 2013. Accordingly, the Company’s assessment resulted in a net transfer out of Level 3 of $155,985 related to asset-backed, corporate and hybrid securities during the fiscal year ended September 30, 2013. The Company’s assessment resulted in a net transfer out of Level 3 of $731,707 related to asset-backed securities, corporates, hybrids, municipals and residential mortgage-backed securities during the year ended September 30, 2012, a net transfer out of $17,703 related to asset-backed securities, corporates and hybrids during the Successor period of April 6, 2011 to September 30, 2011 and a net transfer out of $75 related to corporates and municipals during the Predecessor period of January 1, 2011 to April 5, 2011.

The following tables present the gross components of purchases, sales, and settlements, net, of Level 3 financial instruments for the fiscal year ended September 30, 2013, September 30, 2012 the Successor period of April 6, 2011 to September 30, 2011 and the Predecessor period of January 1, 2011 to April 5, 2011. There were no issuances during these periods.

	Year Ended September 30, 2013
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$247,082	$(7,500)	$(75)	$239,507
Commercial mortgage-backed securities	1,026	—	(84)	942
Corporates	409,548	(9,561)	(26,678)	373,309
Equity securities available-for-sale	10,455	(10,653)	—	(198)
Related party investment	30,000	—	—	30,000
Other invested assets	157,000	—	—	157,000

Total assets at fair value	$855,111	$(27,714)	$(26,837)	$800,560

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	Year Ended September 30, 2012
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$410,707	$—	$(38,811)	$371,896
Commercial mortgage-backed securities	4,999	—	—	4,999
Corporates	1,326	(26,788)	(14,224)	(39,686)
Municipals	10,197	—	(20)	10,177
Non-agency residential mortgage-backed securities	—	(475)	(302)	(777)
Related party investment	32,000	—	—	32,000

Total assets at fair value	$459,229	$(27,263)	$(53,357)	$378,609

	April 6, 2011 to September 30, 2011 (Successor)
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$2,007	$—	$(13,716)	$(11,709)
Corporates	10,365	(48,898)	(6,696)	(45,229)
Non-agency residential mortgage-backed securities	—	(15,729)	(1,774)	(17,503)

Total assets at fair value	$12,372	$(64,627)	$(22,186)	$(74,441)

	January 1, 2011 through April 5, 2011 (Predecessor)
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$50,549	$(17,544)	$(10,402)	$22,603
Corporates	—	(5,666)	—	(5,666)
Non-agency residential mortgage-backed securities	—	—	(1,153)	(1,153)

Total assets at fair value	$50,549	$(23,210)	$(11,555)	$15,784

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(7)    Intangible Assets

Information regarding VOBA and DAC, DSI, is as follows:

	VOBA	DAC	Total
(Successor)
Balance at April 6, 2011	$577,163	$—	$577,163
Deferrals	—	41,152	41,152
Less: Components of amortization :
Unlocking	(2,320)	97	(2,223)
Interest	14,040	—	14,040
Other amortization	294	(996)	(702)
Add: Adjustment for unrealized investment gains/losses, net	(170,117)	(2,146)	(172,263)

Balance at September 30, 2011	$419,060	$38,107	$457,167

Deferrals	—	194,900	194,900
Less: Components of amortization :
Unlocking	(2,487)	3,078	591
Interest	28,883	1,942	30,825
Other amortization	(171,833)	(20,239)	(192,072)
Add: Adjustment for unrealized investment gains/losses, net	(169,303)	(48,565)	(217,868)

Balance at Balance at September 30, 2012	$104,321	$169,222	$273,543
Deferrals	—	147,402	147,402
Less: Amortization related to:
Unlocking	35,826	7,357	43,183
Interest	21,781	9,457	31,238
Other amortization	(194,617)	(64,283)	(258,900)
Add: Adjustment for unrealized investment gains/losses	257,978	69,313	327,291

Balance at September 30, 2013	$225,289	$338,469	$563,758

	VOBA	DAC	Total
(Predecessor)
Balance at December 31, 2010	$69,631	$1,695,237	$1,764,868
Deferrals	21.0	24,991	25,012
Less: Amortization related to:
Unlocking	529	(2,890)	(2,361)
Interest	1,503	24,397	25,900
Other amortization	(6,327)	(148,915)	(155,242)
Add: Adjustment for unrealized investment gains/losses	(3,175)	(81,809)	(84,984)

Balance at April 5, 2011	$62,182	$1,511,011	$1,573,193

Amortization of VOBA and DAC is based on the amount of gross margins or profits recognized, including investment gains and losses. The adjustment for unrealized net investment gains represents the amount of VOBA and DAC that would have been amortized if such unrealized gains and losses had been recognized. This is referred to as the “shadow adjustments” as the additional amortization is reflected in AOCI rather than the statements of operations. As of September 30, 2013 and September 30, 2012, the VOBA balance included cumulative adjustments for net unrealized investment gains/losses of $81,442 and $339,420, respectively, and the DAC balances included cumulative adjustments for net unrealized investment gains/losses of $18,604 and $50,711, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The above DAC balances include $26,159 and $9,068 of DSI, net of shadow adjustments, as of September 30, 2013 and September 30, 2012, respectively.

The weighted average amortization period for VOBA and DAC are approximately 4.2 and 6.6 years, respectively. Estimated amortization expense for VOBA and DAC in future fiscal years is as follows:

	Estimated Amortization Expense
Fiscal Year	VOBA	DAC
2014	47,147	29,856
2015	45,308	32,452
2016	39,595	31,584
2017	32,376	29,925
2018	26,387	27,953
Thereafter	115,918	168,097

(8)    Long Term Debt

In March 2013, FGL issued $300,000 aggregate principal amount of its 6.375% senior notes (“Notes offering”) due April 1, 2021, at par value, which FGL may elect to redeem after April 1, 2015. Interest payments are due semi-annually, April and October 1, commencing October 1, 2013 and total interest expense was $9,768 for the fiscal year ended September 30, 2013.

In connection with the Notes offering, FGL capitalized $10,195 of debt issue costs. The fees are classified as “Other assets” in the accompanying Consolidated Balance Sheets as of September 30, 2013 and are being are amortized over the redemption date using the straight-line method over the remaining term of the debt, of which $1,693 has been amortized for the fiscal year ended September 30, 2013.

(9)    Other Liabilities

Other liabilities consisted of the following:

	September 30,
	2013	2012
Amounts payable for investment purchases	$208,182	$206,681
Retained asset account	207,524	203,685
Amounts payable to reinsurers	77,906	31,959
Remittances and items not allocated	44,092	29,469
Accrued expenses	34,973	25,199
Income taxes payable	7,321	66,284
Derivatives—futures	1,028	928
Other	119,071	84,327

	$700,097	$648,532

(10)    Equity

LLC Conversion

On August 26, 2013, the Company converted from a Delaware limited liability company into a Delaware corporation and changed the Company’s name from Harbinger F&G LLC to Fidelity and Guaranty Life. In connection with the LLC Conversion, HGI, the holder of all of the Company’s outstanding common units prior to the LLC Conversion, exchanged all of the interests that it held in the Company for 10,000 shares of the common stock of Fidelity and Guaranty Life.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Restricted Net Assets of Subsidiaries

FGLH’s equity in restricted net assets of consolidated subsidiaries was approximately $1,109,210 as of September 30, 2013 representing 97% of FGLH’s consolidated stockholder’s equity as of September 30, 2013 and consisted of net assets of FGLH which were restricted as to transfer to FGL in the form of cash dividends, loans or advances under regulatory restrictions.

(11)    Employee Benefit Plans

The Company sponsors a defined contribution plan in which eligible participants may defer a fixed amount or a percentage of their eligible compensation, subject to limitations, and the Company makes a discretionary matching contribution of up to 5% of eligible compensation. The Company has also established a nonqualified defined contribution plan for independent agents. The Company makes contributions to the plan based on both the Company’s and the agent’s performance. Contributions are discretionary and evaluated annually. Aggregate contributions charged to operations for the defined contribution plans, including discretionary amounts, were $922, $812, $319, and $314 for the year ended September 30, 2013, the year ended September 30, 2012, the Successor period of April 6, 2011 to September 30, 2011 and the Predecessor period of January 1, 2011 to April 5, 2011, respectively.

(12)    Stock Compensation

FGL’s principal subsidiary, FGLH, sponsors stock-based incentive plans and dividend plans for its employees. Awards under the FGLH plans are based on the common stock of FGLH. FGL has not and currently does not offer stock-based compensation plans to any of its employees or the employees of its subsidiaries. During Fiscal Year 2012, the stock-based incentive plan was accounted for as an equity plan. In December 2012, FGLH elected an alternate settlement for the then-vested equity awards, electing to settle the vested awards in cash when exercised, which reclassified the plans from equity plans to liability plans. In 2013, FGLH determined that all equity awards will be settled in cash when exercised.

On November 2, 2011, FGLH’s compensation committee (on behalf of its board of directors) approved a long-term stock-based incentive plan (the “Stock Incentive Plan”) that permits the grant of options to purchase shares of the FGLH common stock to key employees of FGLH. On November 2, 2011, FGLH’s compensation committee also approved a dividend equivalent plan (the “2011 DEP”) that permits holders of these options the right to receive a payment in cash in an amount equal to the ordinary dividends declared and paid or debt service payments to HGI by FGLH in each calendar year starting in the year in which the dividend equivalent is granted through the year immediately prior to the year in which the dividend equivalents vests, divided by the total number of common shares outstanding. The awards under the 2011 DEP vest on March 31, 2014. As of September 30, 2012, FGLH determined that it was probable that the dividend equivalent awards will vest and compensation expense would be recognized ratably over the dividend equivalent vesting period.

During the Fiscal Year 2012, FGLH granted 207 stock option awards under the terms of the Stock Incentive Plan. These stock options vest over a period of 3 years and expire on the seventh anniversary of the grant. The total fair value of the grants on their grant dates was approximately $807.

In December 2012, FGLH’s compensation committee amended and restated the Stock Incentive Plan (the “Amended and Restated Stock Incentive Plan”). Under the Amended and Restated Stock Incentive Plan, the compensation committee may grant stock options and restricted stock awards. Effective December 31, 2012, FGLH granted 195 stock option awards and 53 restricted stock units, under the terms of the Amended and Restated Stock Incentive Plan. These stock options and restricted share units vest over a period of 3 years and expire on the seventh anniversary of the grant date. The total fair value of the option grant and restricted stock unit grant on the grant date was $581 and $2,019, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

In connection with the adoption of the Amended and Restated Stock Incentive Plan, FGLH’s compensation committee also approved and adopted the 2012 Dividend Equivalent Plan (the “2012 DEP”). Similar to the 2011 DEP, the 2012 DEP permits holders of the options and restricted stock units granted under the Amended and Restated Stock Incentive Plan the right to receive a payment in cash in an amount equal to the ordinary dividends declared and paid or debt service payments to HGI by FGLH in each calendar year starting in the year in which the dividend equivalent is granted through the year immediately prior to the year in which the dividend equivalent vests, divided by the total number of common shares outstanding. The awards under the 2012 DEP vest on March 31, 2016.

The Company recognized stock compensation expense related to stock option awards, restricted stock units and dividend equivalents as follows:

	Year Ended
	September 30, 2013	September 30, 2012
Stock Incentive Plan – stock options	$2,561	$163
2011 DEP	1,464	503
Amended and Restated Stock Incentive Plan – stock options	784	—
Amended and Restated Stock Incentive Plan – restricted stock units	758	—
2012 DEP	329	—

Total stock compensation expense	5,896	666
Related tax benefit	2,064	233

Net stock compensation expense	$3,832	$433

No stock compensation expense was incurred during the Successor period of April 6, 2011 to September 30, 2011 and the Predecessor period of January 1, 2011 to April 5, 2011.

The stock compensation expense is included in “Acquisition and operating expenses, net of deferrals” in the Consolidated Statements of Operations.

Total compensation expense related to the stock option awards, restricted stock units and dividend equivalents not yet recognized as of September 30, 2013 and the weighted-average period over which this expense will be recognized are as follows:

	Unrecognized Compensation Expense	Weighted- Average Recognition Period in Years
Stock Incentive Plan	$1,302	$1.0
2011 DEP	567	0.5
Amended and Restated Stock Incentive Plan—options	1,205	1.9
Amended and Restated Stock Incentive Plan—restricted stock units	1,826	2.2
2012 DEP	1,104	2.5

Total unrecognized stock compensation expense	$6,004	$1.8

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

A summary of the Company’s outstanding stock options as of September 30, 2013 and changes during the fiscal years then ended are as follows:

	FGLH
Stock Option Awards	Options	Weighted Average Exercise Price (a)	Weighted Average Grant Date Fair Value (a)
Stock options outstanding at September 30, 2011	—	$—	$—
Granted	207	38.20	3.90
Exercised	—	—	—
Forfeited or expired	(6)	38.14	3.90

Stock options outstanding at September 30, 2012	201	38.20	3.90
Granted	195	49.49	3.85
Exercised	(31)	39.19	3.90
Forfeited or expired	(30)	43.96	3.87

Stock options outstanding at September 30, 2013	335	44.23	3.87

Exercisable at September 30, 2013	40	38.21	3.90

Vested or expected to vest at September 30, 2013	323	44.16	3.87

(a)	The exercise price and fair value are based on the value of FGLH’s common stock, not the value of the Company’s common stock.

The following assumptions were used in the determination of these grant date fair values using the Black-Scholes option pricing model and based on the value of FGLH’s common stock:

	2012	2013
Risk-free interest rate	0.8%	0.8%
Assumed dividend yield	10.0%	6.0%
Expected option term	4.5 years	4.5 years
Volatility	35.0%	27.0%

A summary of restricted stock units outstanding as of September 30, 2013 and related activity during the fiscal year then ended is as follows:

Restricted Stock Awards	Shares	Average Grant Date Fair Value (a)
Restricted shares outstanding at September 30, 2012	—	$—
Granted	53	49.58
Exercised	—	—
Forfeited or expired	(7)	49.45

Restricted shares outstanding at September 30, 2013	46	49.60

Exercisable at September 30, 2013	—	—

Restricted stock expected to vest	42	49.54

(a)	Fair value is based on the value of FGLH’s common stock, not the value of the Company’s common stock.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(13)    Income Taxes

On August 26, 2013, FGL converted to a corporation from a limited liability company, and remains wholly owned by HGI. Prior to August 26, 2013, for income tax purposes, FGL and its non-life insurance subsidiaries (exclusive of FGLH’s non-life subs) (collectively “FGNL”) were disregarded entities and taxed as if they were part of HGI. As a result, income tax expense or benefit resulting from their operations was not recorded in the Company’s financial statements. If FGNL were a separate taxable entity, its income tax expense would be computed on a standalone basis in accordance with ASC Topic 740 and, on a pro forma basis, would have been $1,546 for the period ended August 26, 2013, consisting of $1,303 current tax expense and $243 deferred tax expense; $4,612 for Fiscal 2012, consisting of $3,334 of current tax expense and $1,278 of deferred tax expense; and $441 for Fiscal 2011, consisting of $1,961 of current tax expense, partially offset by $1,520 of deferred tax benefit.

Subsequent to August 26, 2013, the date FGL converted to a recognized corporation, FGL became a separate taxable entity. Therefore, its income tax expense has been computed on a stand-alone basis in accordance with ASC740 and has been recorded in the Company’s financial statements.

Beginning with the tax year ended December 31, 2012, FSRCI made an election under Section 953(d) of the Internal Revenue Code (“IRC”) to be treated as a U.S. domestic life insurance corporation for tax purposes. FSRCI qualifies as a life insurance company under the IRC and, consequently, will file standalone U.S. Federal income tax returns for its first five taxable years, after which it will be eligible to consolidate with its non-life insurance parent company. Consolidated income tax expense for the year ended September 30, 2013, includes the standalone income tax expense for FSRCI for the period October 1, 2012 through August 9, 2013, when it was owned within the FGL group. FSRCI was inactive and had no income tax expense or benefit for the year ended September 30, 2012.

The NOLs, capital losses and tax credits of FGL’s subsidiaries were subject to limitation under IRC Section 382 of the Internal Revenue Code, as a result of the change of ownership that occurred when the companies were purchased in 2011. This caused the net value of attributes that could be utilized to be limited to $4,841 each year, subject to increases for realized built-in gains on certain assets on the date of the change of ownership. On or about September 27, 2013, the Company underwent a second change of control within the meaning of IRC Section 382(g), triggered by the sale of HGI shares by Harbinger Capital Partners. At the time of this ownership change, FGL’s tax attributes consisted of capital loss carry forwards totaling approximately $350,369, investment tax credits of approximately $54,230, and AMT credits of approximately $6,316.

Income tax benefit was calculated based upon the following components of income before income taxes:

	Successor			Predecessor
	Year Ended September 30, 2013	Year Ended September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Pretax income (loss):
United States	$508,220	$201,647	$137,676	$5,102
Outside the United States	(851)	(3,131)	(2,721)	—

Total pretax income	$507,369	$198,516	$134,955	$5,102

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The components of income tax benefit were as follows:

	Successor			Predecessor
	Year Ended September 30, 2013	Year Ended September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Current:
Federal	$27,317	$(74,388)	$875	$(689)
State	—	—	—	—

Total current	27,317	(74,388)	875	(689)

Deferred:
Federal	(187,025)	220,046	40,869	8,491
State	—	—	—	—

Total deferred	(187,025)	220,046	40,869	8,491

Income tax (expense)/benefit	$(159,708)	$145,658	$41,744	$7,802

The difference between income taxes expected at the U.S. Federal statutory income tax rate of 35% and reported income tax benefit is summarized as follows:

	Successor			Predecessor
	Year Ended September 30, 2013	Year Ended September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Expected income tax (expense)/benefit at Federal statutory rate	$(177,579)	$(69,481)	$(47,234)	$(1,786)
Tax effect of disregarded entities	1,598	20,377	58,370	—
Valuation allowance for deferred tax assets	18,858	197,798	30,064	11,028
Other	(2,585)	(3,036)	544	(1,440)

Reported income tax (expense)/benefit	$(159,708)	$145,658	$41,744	$7,802

Effective tax rate	31.5%	(73.4)%	(30.9)%	(152.9)%

For the year ended September 30, 2013, the Company’s effective tax rate of 31.5% was positively impacted by the partial release of valuation allowance attributed to the Company’s utilization of capital loss carry forwards that management previously concluded were not more-likely-than-not unrealizable.

For the year ended September 30, 2012, the Company’s effective tax rate of (73.4)%, representing a tax benefit despite pretax income, was positively impacted by the partial release of valuation allowances based on management’s conclusion that certain of its deferred tax assets were more likely than not realizable, and a non-taxable gain on a contingent purchase price reduction incurred by FGNL.

For the successor period of April 6, 2011 to September 30, 2011, the Company’s effective tax rate of (30.9)%, representing a tax benefit despite pretax income, was positively impacted by the partial release of valuation allowance based on management’s conclusion that certain of its deferred tax assets were more likely than not realizable, and a non-taxable bargain purchase gain incurred by FGNL.

For the Predecessor period of January 1, 2011 to April 5, 2011, the Company’s effective tax rate of (152.9)% was positively impacted by the release of valuation allowance attributed to the Company’s determination that certain of its deferred tax assets are more likely than not realizable.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

For the years ended September 30, 2013, 2012 and the predecessor period of January 1, 2011 to April 5, 2011, the Company recorded a net valuation allowance releases of $18,858 (comprised of a full year valuation allowance release of $20,708 related to the life insurance companies, partially offset by a net increase to valuation allowance of $1,850 related to FGL’s non-life companies), $197,798 (comprised of a full year valuation release of $204,736 related to the life insurance companies, partially offset by an increase to valuation allowance of $6,938 related to FGL’s non–life companies) and $30,064, respectively, based on management’s reassessment of the amount of its deferred tax assets that are more–likely–than–not realizable.

The following table is a summary of the components of deferred income tax assets and liabilities:

	Year Ended September 30, 2013	Year Ended September 30, 2012
Deferred tax assets:
Net operating loss, credit and capital loss carryforwards	$215,611	$283,988
Insurance reserves and claim related adjustments	377,538	620,285
Deferred acquisition costs	—	9,906
Other	27,239	19,680
Valuation allowance	(158,650)	(177,508)

Total Deferred tax assets	461,738	756,351

Deferred tax liabilities:
Value of business acquired	$(67,269)	$(36,512)
Investments	(96,677)	(438,655)
Deferred acquisition costs	(62,980)	—
Other	(8,460)	(1,548)

Total deferred tax liabilities	(235,386)	(476,715)

Net deferred tax assets and liabilities	$226,351	$279,636

At September 30, 2013, the Company’s valuation allowance of $158,650 consisted of a valuation allowance of $118,759 on capital loss carryforwards and a full valuation allowance of $39,891 on FGL’s non–life insurance net deferred taxes. At September 30, 2012, the Company’s valuation allowance of $177,508 consisted of a partial valuation allowance of $145,854 on capital loss carryforwards and a full valuation allowance of $31,654 on FGL’s non–life insurance net deferred taxes.

The Company maintains a valuation allowance against certain IRC section 382 limited capital loss carry forwards and the deferred tax assets of its non-life insurance company subsidiaries. A valuation allowance has been recorded against capital loss carryforwards limited under Section IRC 382 to reduce the associated deferred tax assets to an amount that is more-likely than not realizable. The non-life insurance company subsidiaries have a history of losses and insufficient sources of future income in order to recognize any portion of their deferred tax assets. For the year ended September 30, 2013, FGL recorded an income tax benefit to reduce the valuation allowance placed against previously unrealizable capital loss carryforwards that are now expected to be utilized during the current fiscal year, partially offset by a full valuation allowance recorded against the current period income tax benefit of the non-life insurance entities.

At September 30, 2013 and 2012, FGL has NOL carryforwards of $92,670 and $86,978, respectively, which, if unused, will expire in years 2026 through 2033. FGL has capital loss carryforwards totaling $350,369 and $551,897 at September 30, 2013 and 2012, respectively, which if unused, will expire in years 2014 through 2018. In addition, at September 30, 2013 and 2012, FGL has low income housing tax credit carryforwards totaling $54,230 and $52,780, respectively, which, if unused, will expire in years 2017 through 2033, and alternative minimum tax credits of $6,316 and $7,602, respectively, that may be carried forward indefinitely.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FGL’s non-life subsidiaries file as part of HGI’s consolidated U.S. Federal income tax return. FGL’s insurance company subsidiaries file their own consolidated U.S. Federal life insurance tax return and are not eligible to join the consolidated HGI return until January 1, 2017. The income tax liabilities of the members of the consolidated HGI return are calculated on a standalone basis and payables or receivables are recorded for the use of tax attributes amongst group members. As of September 30, 2013, FGL and its subsidiaries have intercompany taxes payable due to HGI totaling $1,541 for the use of consolidated tax attributes.

The U.S. Federal income tax returns of FGL for years prior to 2009 are no longer subject to examination by the taxing authorities. With limited exception, FGL is no longer subject to state and local income tax audits for years prior to 2009. However, Federal NOL carryforwards from tax years ended June 30, 2006 and December 31, 2006, respectively, continue to be subject to Internal Revenue Service examination until the statute of limitations expires for the years in which these NOL carryforwards are ultimately utilized.

FGL does not have any unrecognized tax benefits (“UTBs”) at September 30, 2013 and 2012. In the event the Company has UTBs, interest and penalties related to uncertain tax positions would be recorded as part of income tax expense in the financial statements. The Company regularly assesses the likelihood of additional tax assessments by jurisdiction and, if necessary, adjusts its tax reserves based on new information or developments.

(14)    Commitments and Contingencies

Lease Commitments

The Company leases office space under non-cancelable operating leases that expire in May 2021. The Company also leased office furniture and office equipment under non-cancelable operating leases that expired in 2012. For the years ended September 30, 2013 and 2012, the successor period of April 6, 2011 to September 30. 2011 and the Predecessor period of January 1, 2011 to April 5, 2011, the Company’s total rent expense was $1,736, $2,301, $1,346, and $524 respectively. As of September 30, 2013, the minimum rental commitments under the non-cancelable leases are as follows:

Fiscal Year	Amount
2014	$1,253
2015	1,273
2016	1,263
2017	1,249
2018	1,239
Thereafter	3,945

Total	$10,222

Contingencies

Regulatory and Litigation Matters

FGL is assessed amounts by the state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At September 30, 2013, FGL has accrued $5,331 for guaranty fund assessments which is expected to be offset by estimated future premium tax deductions of $5,006.

The Company has received inquiries from a number of state regulatory authorities regarding its use of the U.S. Social Security Administration’s Death Master File (“Death Master File”) and compliance with state claims practices regulation. To date, the Company has received inquiries from authorities in Maryland, Minnesota and

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

New York. The New York Insurance Department issued a letter and subsequent regulation requiring life insurers doing business in New York to use the Death Master File or similar databases to determine if benefits were payable under life insurance policies, annuities and retained asset accounts. Legislation requiring insurance companies to use the Death Master File to identify potential claims has recently been enacted in Maryland and other states. As a result of these legislative and regulatory developments, in May 2012 the Company undertook an initiative to use the Death Master File and other publicly available databases to identify persons potentially entitled to benefits under life insurance policies, annuities and retained asset accounts. During Fiscal 2012, the Company incurred an $11,000 benefit expense, net of reinsurance, to increase reserves to cover potential benefits payable resulting from this ongoing effort. Based on its analysis to date and management’s estimate, the Company believes the remaining accrual will cover the reasonably estimated liability arising out of these developments. In addition, the Company has received audit and examination notices from several state agencies responsible for escheatment and unclaimed property regulation in those states. The Company has established a contingency of $2,000, the mid-point of an estimated range of $1,000 to $3,000, relative to the external legal costs and potential liabilities of said audits and examinations. Additional costs that cannot be reasonably estimated as of the date of this filing are possible as a result of ongoing regulatory developments and other future requirements related to this matter.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising in the ordinary course of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. In the opinion of management and in light of existing insurance and other potential indemnification, reinsurance and established reserves, such litigation is not expected to have a material adverse effect on the Company’s financial position, although it is possible that the results of operations and cash flows could be materially affected by an unfavorable outcome in any one period.

Guarantees

The First Amended and Restated Stock Purchase Agreement, dated February 17, 2011 (the “F&G Stock Purchase Agreement”) between HFG and OMGUK includes a Guarantee and Pledge Agreement which creates certain obligations for FGLH as a grantor and also grants a security interest to OMGUK of FGLH’s equity interest in FGL Insurance in the event that HFG fails to perform in accordance with the terms of the F&G Stock Purchase Agreement. The Company is not aware of any events or transactions that resulted in non-compliance with the Guarantee and Pledge Agreement.

(15)    Reinsurance

The Company reinsures portions of its policy risks with other insurance companies. The use of reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The portion of risks exceeding the Company’s retention limit is reinsured with other insurers. The Company seeks reinsurance coverage in order to limit its exposure to mortality losses and enhance capital management. The Company follows reinsurance accounting when there is adequate risk transfer. Otherwise, the deposit method of accounting is followed. The Company also assumes policy risks from other insurance companies.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The effect of reinsurance on premiums earned, benefits incurred and reserve changes for the fiscal year periods ended September 30, 2013, September 30, 2012, the period from April 6, 2011 through September 30, 2011, and predecessor period January 1, 2011 to April 5, 2011 were as follows:

	Successor						Predecessor
	Year Ended				April 6, 2011 to September 30, 2011		January 1, 2011 to April 5, 2011
	September 30, 2013		September 30, 2012
	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred
Direct	$279,232	$776,513	$297,964	$1,033,336	$157,772	$392,073	$80,929	$261,333
Assumed	32,794	23,271	47,179	34,940	22,858	19,571	12,198	10,539
Ceded	(253,286)	(266,830)	(289,846)	(290,904)	(141,628)	(164,012)	(39,443)	(43,143)

Net	$58,740	$532,954	$55,297	$777,372	$39,002	$247,632	$53,684	$228,729

Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. During the fiscal year periods ended September 30, 2013 and September 30, 2012, and the period April 6, 2011 to September 30, 2011 and the predecessor period January 1, 2011 to April 5, 2011 the Company did not write off any reinsurance balances. During the fiscal year period ended September 30, 2012, the period April 6, 2011 to September 30, 2011 and the predecessor period January 1, 2011 to April 5, 2011 the Company did not commute any ceded reinsurance. Effective June 17, 2013, the Company rescinded the portion of the coinsurance agreement dated April 1, 2011 between FGL Insurance and Wilton Re which covers certain disability income riders. Wilton Re has agreed to pay FGL Insurance a rescission settlement of $6,428. In addition, FGL Insurance will re-establish the $4,489 reserve liability previously ceded to Wilton Re in connection with this business. FGL Insurance recognized a net gain on the rescission of $1,939.

No policies issued by the Company have been reinsured with any foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than non-payment of premiums or other similar credit issues.

The Company has the following significant reinsurance agreements as of September 30, 2013:

Wilton Agreement

On January 26, 2011, HFG entered into a commitment agreement (the “Commitment Agreement”) with Wilton Re U.S. Holdings, Inc. (“Wilton”) committing Wilton Re, a wholly-owned subsidiary of Wilton and a Minnesota insurance company, to enter into one of two amendments to an existing reinsurance agreement with FGL Insurance. On April 8, 2011, FGL Insurance ceded significantly all of the remaining life insurance business that it had retained to Wilton Re under the first of the two amendments with Wilton. FGL Insurance transferred assets with a fair value of $535,826, net of ceding commission, to Wilton Re. The Company considered the effects of the first amendment in the opening balance sheet and purchase price allocation as of FGL Acquisition Date. Effective April 26, 2011, HFG elected the second of the two amendments under the Commitment Agreement (the “Raven Springing Amendment”), which committed FGL Insurance to cede to Wilton Re all of the business (the “Raven Block”) then reinsured with Raven Re on or before March 31, 2013, subject to regulatory approval. The Raven Springing Amendment was intended to mitigate the risk associated with HFG’s obligation under the F&G Stock Purchase Agreement, by replacing the Raven Re reserve facility by December 31, 2012. On September 9, 2011, FGL Insurance and Wilton Re executed an amended and restated Raven Springing Amendment whereby the

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

recapture of the business ceded to Raven Re by FGL Insurance and the re-cession to Wilton Re closed on October 17, 2011 with an effective date of October 1, 2011. In connection with the closing, FGL Insurance transferred assets with a fair value of $580,683, including ceding commission, to Wilton Re.

In September 2012, Wilton Re and FGL Insurance reached a final agreement on the initial settlements associated with the reinsurance transactions FGL Insurance entered into subsequent to the FGL Acquisition. The final settlement amounts did not result in any material adjustments to the amounts reflected in the financial statements. FGL Insurance recognized a net pre-tax gain of $18,029 on these reinsurance transactions which has been deferred and is being amortized over the remaining life of the underlying reinsured contracts.

Commissioners Annuity Reserve Valuation Method Facility (“CARVM”)

Effective October 1, 2012, FGL Insurance recaptured the CARVM reinsurance agreement from OM Re and simultaneously ceded the business to Raven Re. The recapture of the OM Re CARVM reinsurance agreement satisfies the Company’s obligation under the F&G Stock Purchase Agreement to replace the letter of credit provided by OM no later than December 31, 2015. In connection with the new CARVM reinsurance agreement, FGL Insurance and Raven Re entered into an agreement with Nomura Bank International plc (“Nomura”) to establish a $295,000 reserve financing facility in the form of a letter of credit issued by Nomura and Nomura charged an upfront structuring fee in the amount of $2,800. The reserve financing facility is set to be reduced by $6,250 each quarter subsequent to establishment. The structuring fee was paid by FGL Insurance and will be deferred and amortized over the expected life of the facility. As this letter of credit is provided by an unaffiliated financial institution, Raven Re is permitted to carry the letter of credit as an admitted asset on the Raven Re statutory balance sheet.

As of September 30, 2013, there was $276.3 million available under the letter of credit facility. The Nomura Facility will terminate on September 30, 2017, although the facility may terminate earlier, in accordance with the terms of the Reimbursement Agreement. Under the terms of the Reimbursement Agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and FGLH is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re’s statutory capital and surplus falls below certain defined levels. As of September 30, 2013, Raven Re’s statutory capital and surplus was $14.1 million (unaudited) in excess of the minimum level required under the Reimbursement Agreement.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FSRCI

Effective December 31, 2012, FGL Insurance entered into a reinsurance treaty with FSRCI, an indirectly wholly-owned subsidiary of HFG, FGL’s parent, whereby FGL cedes 10% of its June 30, 2012 in-force annuity block business not already reinsured on a funds withheld basis. Under the terms of the agreement, FSRCI paid FGL Insurance an initial ceding allowance of $15,000. A study prepared by an independent third party actuarial firm determined that the initial ceding allowance of $15,000 is a fair and reasonable valuation. The coinsurance agreement was on a funds withheld basis, meaning that funds were withheld by FSRCI from the coinsurance premium owed to Front Street as collateral for FSRCI’s payment obligations. Accordingly, the collateral assets remain under the ultimate ownership of FGL Insurance. Prior to August 9, 2013 FSRCI’s operating results were included in the FGL consolidated financial statements. The following table is the operating results that are ceded to FSRCI since the distribution of FS Holdco on August 9, 2013:

August 9, 2013 to September 30, 2013
Premiums	$32
Net investment income	$6,696
Net investment losses	$(1,134)
Insurance and investment product fees	$960
Benefits and other changes in policy reserves	$(1,124)
Acquisition & operating expenses, net of deferrals	$603

(16)    Related Party Transactions

As discussed in Note 1, on August 9, 2013, the Company distributed its ownership interests in its wholly-owned subsidiaries, HGI Real Estate, LLC and FS Holdco, to HGI. HGI Real Estate LLC had no net assets as of the distribution date. The carrying value of FS Holdco’s net assets as of the distribution date was $128,859 and comprised of the following:

Total assets	$1,645,440
Total liabilities	1,516,581

Total net assets	$128,859

The Company accounted for the distribution of these businesses as a dividend. Of total net assets transferred, $47,065 is cash and cash equivalents and is reflected in the line item Distributions to Harbinger Group Inc. and subsidiaries in the Statement of Cash Flows. The remainder of the net assets transferred to HGI of $81,794 are non-cash financing activities.

Additionally, on August 23, 2013, the Company also distributed and assigned to HGI all of its rights in the interests, liabilities and obligations under its litigation against OMGUK related to claimed $50,000 purchase price adjustment in connection with the FGLH Acquisition. This resulted in a $41,000 non-cash dividend to HGI related to the assignment of contingent purchase price reduction receivable.

Since its inception, the Company has utilized the services of the management and staff of HGI and also shares office space with HGI. The Company recorded approximately $17 and $25 as contributed capital for such services for the years ended September 30, 2013 and 2012. The Company believes these allocations were made on a reasonable basis; however, they do not necessarily represent the costs that would have been incurred by the Company on a stand-alone basis. The Company did not record a cost for these services for the Successor period of April 6, 2011 to September 30, 2011, as the amount was inconsequential.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FGL Insurance participates in loans to third parties originated by Salus, an affiliated company indirectly owned by HGI that provides asset-based financing. In addition to the participation in loans originated by Salus, FGLH also agreed to provide Salus with financing in the form of a revolving loan.

On September 15, 2012, Harbinger Asset Management Holdings, LLC (“HAM”), an affiliated company, transferred its account interest in Salus to FS Holdco. The account interest consists of HAM’s contributed capital to Salus of $32,000 and an annual preferred dividend of 8%. HAM retained its interest in Salus’ residual profits and its ability to direct Salus’ operations. After the transfer of the account interest, Salus is considered to be a variable-interest entity. HAM was determined to be the primary beneficiary of Salus’ operations, based on its ability to direct Salus’ activities that most significantly impact economic performance and the conclusion that the operations of HAM and Salus are more closely related under the related party tie-breaker test, and therefore continues to consolidate Salus. FGL accounted for the transfer at HAM’s carrying value since the transaction was between entities under common control. The account interest of $32,000 is included in “Related party loans and investments” in the Consolidated Balance Sheets as of September 30, 2012, as an equity investment carried at fair value through accumulated other comprehensive income which was subsequently eliminated as part of the August 9, 2013 distribution of FS Holdco to HGI. The Company’s loss exposure at Salus is limited to the recoverability of the interest and principal of its investments and loans carried on the Balance Sheet.

The Company’s consolidated related party investments at September 30, 2013 and September 30, 2012 are summarized as follows:

		September 30, 2013
Type	Balance Sheet Classification	Asset carrying value	Accrued Investment Income	Total carrying value	Net investment income
Salus collateralized loan obligation (“CLO”)	Fixed Maturities, available for sale	$241,482	$427	$241,909	$4,517
Salus 2013 participations	Other Invested Assets	157,000	1,517	158,517	6,753
HGI energy loan	Related Party Loans, including accrued investment income	70,000	1,575	71,575	3,758
Salus 2012 participations	Related Party Loans, including accrued investment income	27,287	124	27,411	3,538
Salus promissory note	Related Party Loans, including accrued investment income	20,000	12	20,012	1,404
Salus revolver	Related Party Loans, including accrued investment income	—	46	46	258

		September 30, 2012
Type	Balance Sheet Classification	Asset carrying value	Accrued Investment Income	Total carrying value	Net investment income
Salus 2012 participations	Related Party Loans, including accrued investment income	$129,467	$587	130,054	$1,985
Salus promissory note	Related Party Loans, including accrued investment income	20,000	15	20,015	15
Salus preferred stock	Related Party Loans, including accrued investment income	32,000	—	32,000	40

On March 7, 2011, HGI entered into an agreement (the “Transfer Agreement”) with the Master Fund whereby on March 9, 2011, (i) HGI acquired from the Master Fund a 100% membership interest in FGL, which was the buyer under the F&G Stock Purchase Agreement, between FGL and OMGUK, pursuant to which FGL

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

agreed to acquire all of the outstanding shares of capital stock of FGLH and certain intercompany loan agreements between OM Group, as lender, and FGLH, as borrower, and (ii) the Master Fund transferred to FGL the sole issued and outstanding Ordinary Share of FS Holdco, a Cayman Islands exempted limited company (together, the “Insurance Transaction”). In consideration for the interests in FGL and FS Holdco, HGI agreed to reimburse the Master Fund for certain expenses incurred by the Master Fund in connection with the Insurance Transaction (up to a maximum of $13,300) and to submit certain expenses of the Master Fund for reimbursement by OM Group under the F&G Stock Purchase Agreement. The Transfer Agreement and the transactions contemplated thereby, including the F&G Stock Purchase Agreement, was approved by HGI’s Board of Directors upon a determination by a special committee (the “FGL Special Committee”) comprised solely of directors who were independent under the rules of the NYSE and represented by independent counsel and other advisors, that it was in the best interests of HGI and its stockholders (other than the Master Fund and its affiliates) to enter into the Transfer Agreement and proceed with the Insurance Transaction. On April 6, 2011, the Company completed the FGLH Acquisition.

FS Holdco is a holding company, which is the indirect parent company of FSRCI and Front Street. See Note 15 for additional information regarding the reinsurance treaty effective December 31, 2012 that was entered into between FGL Insurance and FSRCI, an indirectly wholly-owned subsidiary of HGI, FGL’s parent.

On May 19, 2011, the FGL Special Committee unanimously determined that it is (i) in the best interests of HGI for Front Street and FGL Insurance to enter into a reinsurance agreement (the “Reinsurance Agreement”), pursuant to which Front Street would reinsure up to $3,000,000 of insurance obligations under annuity contracts of FGL Insurance and (ii) in the best interests of HGI for Front Street and Harbinger Capital Partners II LP (“HCP II”), an affiliate of the Master Fund, to enter into an investment management agreement (the “Investment Management Agreement”), pursuant to which HCP II would be appointed as the investment manager of up to $1,000,000 of assets securing Front Street’s reinsurance obligations under the Reinsurance Agreement, which assets will be deposited in a reinsurance trust account for the benefit of FGL Insurance pursuant to a trust agreement (the “Trust Agreement”). On May 19, 2011, HGI’s board of directors approved the Reinsurance Agreement, the Investment Management Agreement, the Trust Agreement and the transactions contemplated thereby. The FGL Special Committee’s consideration of the Reinsurance Agreement, the Trust Agreement, and the Investment Management Agreement was contemplated by the terms of the Transfer Agreement. In considering the foregoing matters, the FGL Special Committee was advised by independent counsel and received an independent third party fairness opinion. As discussed further in Note 18, the Reinsurance Agreement required approval of the Maryland Insurance Administration (the “MIA”), which ultimately was not received.

The Company’s pre-closing and closing obligations under the F&G Stock Purchase Agreement, including payment of the purchase price, were guaranteed by the Master Fund. Pursuant to the Transfer Agreement, HGI entered into a Guaranty Indemnity Agreement (the “Guaranty Indemnity”) with the Master Fund, pursuant to which HGI agreed to indemnify the Master Fund for any losses incurred by it or its representatives in connection with the Master Fund’s guaranty of the Company’s pre-closing and closing obligations under the F&G Stock Purchase Agreement.

(17)    Insurance Subsidiary Financial Information

The Company’s insurance subsidiaries file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared in accordance with Statutory Accounting Principles (“SAP”) prescribed or permitted by such authorities, which may vary materially from US GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with US GAAP are that statutory financial statements do not reflect DAC and VOBA, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contractholder

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

liabilities are generally valued using more conservative assumptions and certain assets are non-admitted. Accordingly, statutory operating results and statutory capital and surplus may differ substantially from amounts reported in the US GAAP basis financial statements for comparable items. For example, in accordance with the US GAAP acquisition method of accounting, the amortized cost of FGLH’s invested assets was adjusted to fair value as of the FGLH Acquisition Date while it was not adjusted for statutory reporting. Thus, the net unrealized gains on a statutory basis were $283,626 (unaudited) and $1,245,445 (unaudited) as of September 30, 2013 and 2012, respectively, compared to net unrealized gains of $236,326 and $1,058,447, respectively, on a US GAAP basis, as reported in Note 4.

The Company’s principal insurance subsidiaries’ statutory financial statements are based on a December 31 year end. Statutory net income (loss) and statutory capital and surplus of the Company’s wholly owned insurance subsidiaries were as follows:

	Subsidiary (state of domicile)(a)
	FGL Insurance (MD)	FGL NY Insurance (NY)
Statutory Net Income (Loss):
Fiscal year ended September 30, 2013 (Unaudited)	$36,177	$3,092
Fiscal year ended September 30, 2012 (Unaudited)	$145,199	$703
Period April 6, 2011 to September 30, 2011 (Unaudited)	$38,169	$4,850
Period January 1, 2011 to April 5, 2011 (Unaudited)	$15,332	$(496)
Year ended December 31, 2012	$102,208	$1,036
Year ended December 31, 2011	$110,264	$4,540

Statutory Capital and Surplus:
September 30, 2013 (Unaudited)	$1,064,305	$62,233
September 30, 2012 (Unaudited)	$861,588	$45,330
December 31, 2012	$900,472	$41,107
December 31, 2011	$846,434	$44,657

(a)	FGL NY Insurance is a subsidiary of FGL Insurance, and the columns should not be added together.

The amount of statutory capital and surplus necessary to satisfy the applicable regulatory requirements is not significant in relation to FGL Insurance’s and FGL NY Insurance’s respective statutory capital and surplus.

Life insurance companies are subject to certain Risk-Based Capital (“RBC”) requirements as specified by the NAIC. The RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risk. The Company monitors the RBC of FGLH’s insurance subsidiaries. As of September 30, 2013 and 2012, each of FGLH’s insurance subsidiaries had exceeded the minimum RBC requirements (unaudited).

The Company’s insurance subsidiaries are restricted by state laws and regulations as to the amount of dividends they may pay to their parent without regulatory approval in any year, the purpose of which is to protect affected insurance policyholders, depositors or investors. Any dividends in excess of limits are deemed “extraordinary” and require approval. Based on statutory results as of December 31, 2012, in accordance with applicable dividend restrictions, the Company’s subsidiaries could pay “ordinary” dividends of $106,262 to FGLH in 2013, less any dividends paid during the 12 month period from the last dividend payment. On July 12, 2013, FGL Insurance paid a dividend to FGLH in the amount of $40,000. On September 26, 2012 and December 20, 2012, FGL Insurance paid dividends to FGL in the amount of $20,000 and $20,000 respectively, with regard to its 2011 results. Based on its 2012 calendar year statutory results, FGL Insurance is able to declare an ordinary dividend up to $30,047 through October 31, 2013 (taking into account the dividend payments of

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

$40,000 on July 12, 2013 and $20,000 on December 20, 2012). In addition, after October 31, 2013, FGL Insurance will be able to declare an ordinary dividend of $66,262 with respect to its 2012 statutory results, subject to management’s discretion.

As of September 30, 2013 neither FGL Insurance nor FGL NY Insurance follow any prescribed or permitted statutory accounting practices that differ from the NAIC’s statutory accounting practices in the preparation of their statutory basis financial statements. However, FGL Insurance’s statutory carrying value of Raven Re reflects the effect of a permitted practice Raven Re received to treat the available amount of the letter of credit as an admitted asset. Without such permitted statutory accounting Raven Re’s statutory capital and surplus would be negative $118,485 (unaudited) at September 30, 2013 and its risk-based capital would fall below the minimum regulatory requirements. The letter of credit facility is collateralized by NAIC 1 rated debt securities. If the permitted practice was revoked, the letter of credit could be replaced by the collateral assets with Nomura’s consent.

On November 1, 2013, FGL Insurance re-domesticated from Maryland to Iowa. After re-domestication FGL Insurance elected to apply Iowa-prescribed accounting practices that permit Iowa-domiciled insurers to report equity call options used to economically hedge FIA index credits at amortized cost for statutory accounting purposes and to calculate FIA statutory reserves such that index credit returns will be included in the reserve only after crediting to the annuity contract. Also, the Iowa Insurance Division granted FGL Insurance a permitted statutory accounting practice to reclassify its negative unassigned surplus balance of $805,818 (unaudited) to additional paid in capital as of April 6, 2011, the date the Company acquired FGL Insurance, which will have the effect of setting FGL Insurance’s statutory unassigned surplus to zero as of this date. The prescribed and permitted statutory accounting practice will have no impact on the Company’s consolidated financial statements which are prepared in accordance with U. S. GAAP.

(18)    FGL Acquisition Update

FGLH

On April 6, 2011, the Company acquired all of the outstanding shares of capital stock of FGLH and certain intercompany loan agreements between the seller, as lender, and FGLH, as borrower, for cash consideration of $350,000 (including $5,000 re-characterized as an expense), which amount could be reduced by up to $50,000 post closing (as discussed further below). The Company incurred $18,300 of expenses related to the FGLH Acquisition, including $5,000 of the $350,000 cash purchase price which has been re-characterized as an expense since the seller made a $5,000 expense reimbursement to the Master Fund upon closing of the FGLH Acquisition. Such expenses are not included in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011, but included in the Consolidated Statement of Changes in Equity as the acquisition expenses were recognized by FGL during the pre-acquisition period from October 1, 2010 to April 5, 2011. The FGLH Acquisition continued HGI’s strategy of obtaining controlling equity stakes in companies that operate across a diversified set of industries.

Net Assets Acquired

The acquisition of FGLH has been accounted for under the acquisition method which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values. The fair values assigned to the assets acquired and liabilities assumed are based on valuations using management’s best estimates and assumptions and were preliminary pending the completion of the valuation analysis of selected assets and liabilities. During the measurement period (which is not to exceed one year from the acquisition date), the Company is required to retrospectively adjust the provisional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets or liabilities as of that date. Effective April 1, 2012, the Company finalized such provisional amounts which were previously disclosed as of September 30, 2011.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The following table summarizes the provisional and final amounts recognized at fair value for each major class of assets acquired and liabilities assumed as of the FGLH Acquisition Date:

	Fiscal 2012
	Provisional Amounts	Measurement Period Adjustments	Final Amounts
Investments, cash and accrued investment income, including cash acquired of $1,040,470	$17,705,419	$—	$17,705,419
Reinsurance recoverable	929,817	15,246	945,063
Intangible assets (VOBA)	577,163	—	577,163
Deferred tax assets	256,584	(3,912)	252,672
Other assets	72,801	—	72,801

Total assets acquired	19,541,784	11,334	19,553,118

Contractholder funds and future policy benefits	18,415,022	—	18,415,022
Liability for policy and contract claims	60,400	—	60,400
Note payable	95,000	—	95,000
Other liabilities	475,285	4,070	479,355

Total liabilities assumed	19,045,707	4,070	19,049,777

Net assets acquired	496,077	7,264	503,341
Cash consideration, net of $5,000 re-characterized as expense	345,000	—	345,000

Bargain purchase gain	$151,077	$7,264	$158,341

The application of the acquisition method resulted in a bargain purchase gain of $158,341, which is reflected in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011. The amount of the bargain purchase gain is equal to the amount by which the fair value of net assets acquired exceeded the consideration transferred. The Company believes that the resulting bargain purchase gain is reasonable based on the following circumstances: (a) the seller was highly motivated to sell FGLH, as it had publicly announced its intention to do so approximately a year prior to the sale, (b) the fair value of FGLH’s investments and statutory capital increased between the date that the purchase price was initially negotiated and the FGLH Acquisition Date, (c) as a further inducement to consummate the sale, the seller waived, among other requirements, any potential upward adjustment of the purchase price for an improvement in FGLH’s statutory capital between the date of the initially negotiated purchase price and the FGLH Acquisition Date and (d) an independent appraisal of FGLH’s business indicated that its fair value was in excess of the purchase price.

Reinsurance Transactions

As discussed in Note 15, pursuant to the F&G Stock Purchase Agreement on April 7, 2011, FGLH recaptured all of the life business ceded to OM Re. OM Re transferred assets with a fair value of $653,684 to FGLH in settlement of all of OM Re’s obligations under these reinsurance agreements. Such amounts are reflected in FGLH’s application of the acquisition method. Further, on April 7, 2011, FGLH ceded on a coinsurance basis a significant portion of this business to Raven Re. Certain transactions related to Raven Re such as the surplus note issued to OMGUK in the principal amount of $95,000, which was used to partially capitalize Raven Re and the Structuring Fee of $13,750 are also reflected in FGLH’s application of the acquisition method. Pursuant to the terms of the Raven Springing Amendment, the amount payable to Wilton at the closing of such amendment was adjusted to reflect the economic performance for the Raven Block from January 1, 2011 until the effective time of the closing of the Raven Springing Amendment. The estimated economic performance for the Predecessor period from January 1, 2011 to April 6, 2011 was considered in

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FGLH’s opening balance sheet and application of the acquisition method. Of the ongoing settlement adjustments resolved with Wilton Re, as discussed in Note 15, it was determined that $11,176, less $3,912 of deferred income taxes, related to the pre-acquisition period, and were reflected as measurement period adjustments to the initial application of the acquisition method. Such adjustments have been retrospectively reflected in the accompanying consolidated financial statements as of and for the Successor period of April 6, 2011 to September 30, 2011.

Contingent Purchase Price Reduction

As contemplated by the terms of the F&G Stock Purchase Agreement, Front Street sought to enter into the Reinsurance Agreement with the Company whereby Front Street would reinsure up to $3,000,000 of insurance obligations under annuity contracts of FGLH, and HCP II would be appointed the investment manager of up to $1,000,000 of assets securing Front Street’s reinsurance obligations under the Reinsurance Agreement. These assets would be deposited in a reinsurance trust account for the benefit of FGLH.

The Reinsurance Agreement required the approval of the MIA. The F&G Stock Purchase Agreement provides that the seller may be required to pay up to $50,000 as a post-closing reduction in purchase price if, among other things, the Reinsurance Agreement is not approved by the MIA or is approved subject to certain restrictions or conditions. FGLH received written notice, dated January 10, 2012, from the MIA, rejecting the Reinsurance Agreement, as proposed by the respective parties. HGI is pursuing all available options to recover the full purchase price reduction, including the commencement of litigation against the seller; however, the outcome of any such action is subject to risk and uncertainty and there can be no assurance that any or all of the $50,000 purchase price reduction will be obtained by HGI.

Prior to the receipt of the written rejection notice from the MIA, management believed, based on the facts and circumstances at that time, that the likelihood was remote that the purchase price would be required to be reduced. Therefore a fair value of zero had been assigned to the contingent purchase price reduction as of the FGLH Acquisition Date and at each subsequent quarterly re-measurement date through January 1, 2012. Management now believes that it is near certain that the purchase price will be required to be reduced by the full $50,000 amount and has estimated a fair value of $41,000 for the contingent receivable as of September 30, 2012, reflecting appropriate discounts for potential litigation and regulatory action, length of time until expected payment is received and a credit insurance risk premium. Such $41,000 estimated fair value of the contingent receivable has been reflected in “Other Assets” in the Consolidated Balance Sheet as of September 30, 2012 with a corresponding credit to “Gain on contingent purchase price reduction” in the Consolidated Statement of Operations for the year ended September 30, 2012. Changes in the estimated fair value of the contingent consideration resulting from events after the acquisition date are accounted for in earnings upon each re-measurement date, until such time as the contingency is resolved. As discussed in Note 16 this was distributed to HGI on August 23, 2013.

Intangible Assets

VOBA represents the estimated fair value of the right to receive future net cash flows from in-force contracts in a life insurance company acquisition at the acquisition date. VOBA is being amortized over the expected life of the contracts in proportion to either gross premiums or gross profits, depending on the type of contract. Total gross profits include both actual experience as it arises and estimates of gross profits for future periods. FGLH will regularly evaluate and adjust the VOBA balance with a corresponding charge or credit to earnings for the effects of actual gross profits and changes in assumptions regarding estimated future gross profits. The amortization of VOBA is reported in “Amortization of intangibles” in the Consolidated Statements of Operations. The proportion of the VOBA balance attributable to each of the product groups as of the Acquisition date was as follows: 80.4% related to FIA’s, and 19.6% related to deferred annuities.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Refer to Note 7 for FGLH’s historical and estimated future amortization of VOBA, net of interest.

Deferred Taxes

The future tax effects of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date and are recorded as deferred income tax assets and liabilities. The acquisition of FGLH is considered a non-taxable acquisition under tax accounting criteria, therefore, the tax basis of assets and liabilities reflect an historical (carryover) basis at the FGLH Acquisition Date. However, since assets and liabilities reported under US GAAP are adjusted to fair value as of the FGLH Acquisition Date, the deferred tax assets and liabilities are also adjusted to reflect the effects of those fair value adjustments. This resulted in shifting FGLH into a significant net deferred tax asset position at the FGLH Acquisition Date, principally due to the write-off of DAC and the establishment of a significantly lesser amount of VOBA which resulted in reducing the associated deferred tax liabilities and thereby shifting FGLH’s net deferred tax position. This shift, coupled with the application of certain tax limitation provisions that apply in the context of a change in ownership transaction, most notably Section 382 of the Internal Revenue Code (the “IRC”), relating to “Limitation in Net Operating Loss Carryforwards and Certain Built-in Losses Following Ownership Change”, as well as other applicable provisions under Sections 381-384 of the IRC, require FGLH to reconsider the realization of FGLH’s gross deferred tax asset position and the need to establish a valuation allowance against it. Management determined that a valuation allowance against a portion of the gross deferred tax asset (“DTA”) would be required as of the FGLH Acquisition Date.

The components of the net deferred tax assets as of the FGLH Acquisition Date (updated for measurement period adjustments) are as follows:

Deferred tax assets:
DAC	$96,764
Insurance reserves and claim related adjustments	401,659
Net operating losses	128,437
Capital losses (carryovers and deferred)	267,468
Tax credits	75,253
Other deferred tax assets	24,066

Total deferred tax assets	993,647
Valuation allowance	(405,370)

Deferred tax assets, net of valuation allowance	588,277
Deferred tax liabilities:
VOBA	202,007
Investments	121,160
Other deferred tax liabilities	12,438

Total deferred tax liabilities	335,605

Net deferred tax assets	$252,672

2011 Results of FGLH since the FGLH Acquisition Date

The following table presents selected financial information reflecting results for FGLH that are included in the Consolidated Statement of Operations for the Successor period of April 6, 2011 to September 30, 2011:

For the period April 6, 2011 to September 30, 2013
Total revenues	$290,886
Income, net of taxes	$23,703

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Supplemental Pro Forma Information—Unaudited

The following table reflects the Company’s unaudited pro forma results as if the FGLH Acquisition was completed on October 1, 2009 and the results of FGLH had been included in the respective full twelve month periods.

	Year Ended September 30,
	2011	2010
Pro forma:
Total revenues	$976,633	$953,911
Net income (loss)	$246,670	$(166,843)

Pro forma total revenues and net income for Fiscal 2011 include the actual reported results of FGLH for the approximate six month period subsequent to April 6, 2011. Reported net income also includes the $158,341 nonrecurring bargain purchase gain which was recorded as of the FGLH Acquisition Date, and reflects the retrospective measurement period adjustments disclosed above.

The pro forma information primarily reflects the following pro forma adjustments applied to FGLH’s historical results:

•	Reduction in net investment income to reflect amortization of the premium on fixed maturity securities—available-for-sale resulting from the fair value adjustment of these assets;

•	Reversal of amortization associated with the elimination of FGLH’s historical DAC;

•	Amortization of VOBA associated with the establishment of VOBA arising from the acquisition;

•	Adjustments to reflect the impacts of the recapture of the life business from OM Re and the retrocession of the majority of the recaptured business and the reinsurance of certain life business previously not reinsured to an unaffiliated third-party reinsurer, including amortization of the related $13,750 Structuring Fee;

•	Adjustments to eliminate interest expense on notes payable to seller and add interest expense on the new $95,000 surplus note payable (which was subsequently settled in October 2011); and

•	Reversal of the change in the deferred tax valuation allowance included in the income tax provision.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(19)    Subsequent Events

On November 26, 2013, the Company’s board of directors increased the number of authorized shares of the Company’s common stock, par value $0.01 per share, from 100,000 to 500,000,000 and approved a stock split of the issued and outstanding shares of common stock at a ratio of 4,700-for-1, resulting in 47,000,000 shares outstanding. Net income per common share and the weighted average common shares used in computing net income per share for the year ended September 30, 2013, included in the Company’s Consolidated Statement of Operations, have been adjusted to give effect to the stock split. Likewise, the amount of shares authorized, issued, and outstanding disclosed in the Company’s Consolidated Balance sheets have also been adjusted.

On November 7, 2013, the Company’s board of directors adopted the Fidelity & Guaranty Life 2013 Stock Incentive Plan (“Omnibus Plan”), which the Company expects to be effective the day immediately prior to the effectiveness of the Company’s registration statement on Form S-1.

The Omnibus Plan permits the granting of awards in the form of incentive stock options, non-statutory options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock, performance-based awards, dividend equivalents and any combination of the foregoing. A total of five percent (5%) of the Company’s outstanding shares of common stock immediately after the consummation of the Company’s initial public offering, or 2,837,500 shares, will be reserved and available for issuance under the Omnibus Plan. The aggregate number of shares of common stock that may be granted under the Omnibus Plan to any single individual during a fiscal year may not exceed one and one-half percent (1.5%) of the Company’s outstanding shares of common stock immediately after consummation of the Company’s initial public offering, or 851,250 shares.

The Company’s compensation committee approved certain grants of stock options and restricted shares under the Omnibus Plan to our plan participants be made on the close of business on the day the registration statement on Form S-1 becomes effective.

Schedule I

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties

September 30, 2013

(In thousands)

	Amortized cost(a)	Fair value	Amount at which shown in the balance sheet
Fixed maturities:
Bonds:
United States Government and government agencies and authorities	$1,094,982	$1,100,444	$1,100,444
States, municipalities and political subdivisions	1,014,806	1,023,466	1,023,466
Foreign governments	20,023	19,669	19,669
Public utilities	1,586,891	1,634,808	1,634,808
Convertibles and bonds with warrants attached	—	—	—
All other corporate bonds	11,584,926	11,763,139	11,763,139
Redeemable preferred stock	—	—	—

Total fixed maturities	15,301,628	15,541,526	15,541,526

Equity securities:
Common Stocks:
Public utilities	—	—	—
Banks, trust and insurance companies	102,981	100,187	100,187
Industrial, miscellaneous and all other	300	150	150
Non-Redeemable preferred stock	171,366	170,738	170,738

Total equity securities	274,647	271,075	271,075

Derivative investments	141,664	221,758	221,758
Policy Loans	10,678	10,678	10,678
Other long-term investments	177,502	177,502	177,502

Total investments	$15,906,119	$16,222,539	$16,222,539

(a)	Represents (i) original cost reduced by repayments and OTTI and adjusted for amortization of premiums and accrual of discounts for fixed maturity securities, (ii) original cost reduced by OTTI for equity securities and (iii) original cost for derivative investments.

See accompanying Independent Auditor’s Report.

Schedule II

FIDELITY & GUARANTY LIFE (Parent Only)

CONDENSED BALANCE SHEETS

(In thousands)

	September 30, 2013	September 30, 2012
ASSETS
Investments in consolidated subsidiaries	$1,165,591	$1,026,471
Notes and accrued interest receivable from insurance subsidiary	—	224,363
Contingent purchase price reduction receivable	—	41,000
Other Assets	2,198	—

Total assets	$1,167,789	$1,291,834

LIABILITIES AND MEMBER’S EQUITY
Amounts due to Harbinger Group, Inc. (Parent)	$2,860	$—
Accounts payable and accrued expenses	44	1,053

Total liabilities	2,904	1,053

Shareholder’s equity
Common Stock	—	—
Contributed Capital	527,124	415,577
Retained earnings	524,871	440,722
Accumulated other comprehensive income	112,890	434,482

Total shareholder’s equity	1,164,885	1,290,781

Total liabilities and shareholder’s equity	$1,167,789	$1,291,834

See accompanying Independent Auditor’s Report.

Schedule II

(continued)

FIDELITY & GUARANTY LIFE (Parent Only)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Year Ended September 30, 2013	Fiscal Year Ended September 30, 2012	April 6, 2011 to September 30, 2011
Revenues	$—	$—	$—
Cost of revenues	—	—	—

	—	—	—

Operating Expenses:
General and administrative expenses	4,977	666	580

Total operating expenses	4,977	666	580

Operating loss	(4,977)	(666)	(580)
Other income (expense):
Equity in net income of subsidiaries	343,705	282,931	3,812
Interest income from subsidiary	8,967	23,485	15,414
Interest expense	(34)	(2,556)	(1,926)
Bargain purchase gain from business acquisition		—	158,341
Gain on contingent purchase price reduction	—	41,000	—
Other expense, net	—	(20)	—

Income before income taxes	352,644	344,174	175,061
Income tax expense	—	—	—

Net income	$347,661	$344,174	$175,061

See accompanying Independent Auditor’s Report.

Schedule II

(continued)

FIDELITY & GUARANTY LIFE (Parent Only)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended September 30, 2013	Fiscal Year Ended September 30, 2012	Period April 6, 2011 through September 30, 2011
Cash flows from operating activities:
Net income	$347,661	$344,174	$175,061
Adjustments to reconcile net income to net cash used in operating activities
Bargain purchase gain from business acquisition	—	—	(158,341)
Gain on contingent purchase price reduction	—	(41,000)	—
Equity in net income of subsidiaries	(343,705)	(282,931)	(3,812)
Dividends received	73,654	—	—
Collateral returned	—	49,339	(49,339)
Accrued interest from subsidiary	(8,967)	3,761	4,586
(Decrease) increase in accounts payable and accrued expenses	(347)	(498)	(16,742)

Net cash provided by (used in) operating activities	68,296	72,845	(48,587)

Cash flows from investing activities:
Acquisition of insurance subsidiary	—	—	(345,000)
Net repayment of notes from subsidiary	20,000	15,794	—
Capital contributions to subsidiaries	(106,353)	(3,330)	(12,904)

Net cash provided by (used in) operating activities	(86,353)	12,464	(357,904)

Cash flows from financing activities:
Cash contributions from parent	111,711	4,030	377,152
Advance from parent	—	(49,339)	49,339
Dividends payments	(93,654)	(40,000)	(20,000)

Net cash (used in) provided by financing activities	18,057	(85,309)	406,491

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Supplemental disclosures of cash flow information:
Conversion of notes payable to investment in subsidiary	$213,330
Distribution of non-cash net assets to Harbinger Group Inc. and subsidiaries	$169,859

See accompanying Independent Auditor’s Report.

Schedule III

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Supplementary Insurance Information

(In thousands)

	Successor			Predecessor
	As of or for			As for
	Year Ended September 30, 2013	Year Ended September 30, 2012	Period from April 6, 2011 through September 30, 2011	Period from January 1, 2011 to April 5, 2011
Life Insurance (single segment):
Deferred acquisition cost	$338,469	$169,222	$38,106	$1,511,011
Future policy benefits, losses, claims and loss expenses	3,556,808	3,614,788	3,598,208	3,464,619
Other policy claims and benefits payable	51,456	91,082	56,650	62,091
Premium revenue	58,740	55,297	39,002	53,684
Net investment income	707,997	716,176	369,840	232,634
Benefits, claims losses and settlement expenses	(532,954)	(777,372)	(247,632)	228,729
Amortization of deferred acquisition costs	(47,469)	(15,219)	(899)	(127,408)
Other operating expenses	(109,831)	(123,920)	(72,390)	(23,130)

See accompanying Independent Auditor’s Report.

Schedule IV

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Reinsurance

(In thousands)

For the year ended September 30, 2013 (successor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net
Life insurance in force	2,596,682	(1,965,384)	17,290	648,588	2.67%

Premiums and other considerations:
Traditional life insurance premiums	279,232	(253,286)	32,794	58,740	55.83%
Annuity product charges	135,482	(76,727)	—	58,755	—%

Total premiums and other considerations	414,714	(330,013)	32,794	117,495	27.91%

For the year ended September 30, 2012 (Successor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net
Life insurance in force	$2,436,312	$(1,929,017)	$22,812	$530,107	4.30%

Premiums and other considerations:
Traditional life insurance premiums	$297,964	$(289,846)	$47,179	$55,297	85.32%
Annuity product charges	117,881	(79,603)	—	38,278	—%

Total premiums and other considerations	$415,845	$(369,449)	$47,179	$93,575	50.42%

For the period April 6, 2011 to September 30, 2011 (Successor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net
Life insurance in force	$2,256,696	$(1,180,412)	$22,641	$1,098,925	2.06%

Premiums and other considerations:
Traditional life insurance premiums	$157,772	$(141,628)	$22,858	$39,002	58.61%
Annuity product charges	68,436	(18,776)	—	49,660	—%

Total premiums and other considerations	$226,208	$(160,404)	$22,858	$88,662	25.78%

For the period January 1, 2011 to April 6, 2011 (Predecessor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net

Premiums and other considerations:
Traditional life insurance premiums	$80,929	$(39,443)	$12,198	$53,684	22.72%
Annuity product charges	17,056	—	1,487	18,543	8.02%

Total premiums and other considerations	$97,985	$(39,443)	$13,685	$72,227	18.95%

See accompanying Independent Auditor’s Report.

HGI FUNDING LLC AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
HGI Funding LLC
Independent Auditors’ Report	F-121
Balance Sheets as of September 30, 2013 and 2012	F-122
Statements of Comprehensive Income (Loss) for the Years Ended September 30, 2013 and 2012 and for the Period from January 12, 2011 (Inception) through September 30, 2011	F-123
Statements of Member’s Equity for the Years Ended September 30, 2013 and 2012 and for the Period from January 12, 2011 (Inception) through September 30, 2011	F-124
Statements of Cash Flows for the Years Ended September 30, 2013 and 2012 and for the Period from January 12, 2011 (Inception) through September 30, 2011	F-125
Notes to Consolidated Financial Statements	F-126
(1) Basis of Presentation and Nature of Business	F-126
(2) Significant Accounting Policies and Practices	F-126
(3) Significant Risks and Uncertainties	F-128
(4) Investments	F-128
(5) Fair Value of Financial Instruments	F-129
(6) Income Taxes	F-131
(7) Commitments and Contingencies	F-131
(8) Related Party Transactions	F-131

Independent Auditors’ Report

The Board of Directors

HGI Funding LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of HGI Funding LLC (the “Company”), which comprise the balance sheets as of September 30, 2013 and 2012, and the related statements of comprehensive income (loss), member’s equity, and cash flows for each of the years in the two-year period ended September 30, 2013 and the period from January 12, 2011 (Inception) through September 30, 2011, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2013 and the period from January 12, 2011 (Inception) through September 30, 2011 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

December 6, 2013

HGI FUNDING LLC

BALANCE SHEETS

(In thousands)

	September 30, 2013	September 30, 2012
ASSETS
Investments, at fair value (Notes 4 and 5):
Non-affiliates	$42,342	$146,842
Affiliate	206,493	71,174

	248,835	218,016
Cash and cash equivalents	831	9,337
Restricted cash	1,530	—

Total assets	$251,196	$227,353

LIABILITIES AND MEMBER’S EQUITY
Broker payable (Note 2)	$—	$4
Other liabilities (Note 2)	300	4,442

Total liabilities	300	4,446
Commitments and contingencies (Note 7)
Member’s equity:
Contributed capital	229,101	262,232
Accumulated income (deficit)	21,795	(39,325)

Total member’s equity	250,896	222,907

Total liabilities and member’s equity	$251,196	$227,353

See accompanying notes to financial statements.

HGI FUNDING LLC

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year ended September 30, 2013	Year ended September 30, 2012	Period from January 12, 2011 (Inception) through September 30, 2011
Investment income:
Dividend and interest income:
Non-affiliates	$668	$5,041	$344
Affiliate	2,001	1,779	—

	2,669	6,820	344

Expenses:
Investment fees	54	118	10
Interest expense	—	96	38
General and administrative expenses	646	232	—

Total expenses	700	446	48

Net investment income	1,969	6,374	296

Realized and unrealized gains and losses on investments:
Net realized (losses) gains on sale of investments	(18,186)	(20,500)	2,273
Unrealized gain on investment in affiliate	61,627	17,120	—
Net unrealized gains (losses) on investments in non-affiliates	15,797	(2,048)	(42,965)
Net realized and unrealized foreign exchange gains (losses) on investments	11	1,078	(1,504)
Net realized and unrealized foreign exchange (losses) gains on cash and futures contracts	(98)	(343)	894

Net recognized gains (losses) on investments	59,151	(4,693)	(41,302)

Income (loss) before income taxes	61,120	1,681	(41,006)
Income tax expense (Note 6)	—	—	—

Net income (loss)	61,120	1,681	(41,006)

Other comprehensive income (loss)	—	—	—

Total comprehensive income (loss)	$61,120	$1,681	$(41,006)

See accompanying notes to financial statements.

HGI FUNDING LLC

STATEMENTS OF MEMBER’S EQUITY

(In thousands)

	Contributed Capital	Accumulated Income (Deficit)	Total Member’s Equity
Balances at January 12, 2011 (Inception)	$—	$—	$—
Cash capital contributions from Harbinger Group Inc.	350,000	—	350,000
Comprehensive loss	—	(41,006)	(41,006)

Balances at September 30, 2011	350,000	(41,006)	308,994
Return of capital to Harbinger Group Inc.	(88,000)	—	(88,000)
Contributed capital from Harbinger Group Inc. for unreimbursed management services (Note 8)	232	—	232
Comprehensive income	—	1,681	1,681

Balances at September 30, 2012	262,232	(39,325)	222,907
Return of capital to Harbinger Group Inc.	(125,160)	—	(125,160)
Contributed capital from Harbinger Group Inc. for unreimbursed management services (Note 8)	346	—	346
Contributed capital from Harbinger Group Inc.	91,683	—	91,683
Comprehensive income	—	61,120	61,120

Balances at September 30, 2013	$229,101	$21,795	$250,896

See accompanying notes to financial statements.

HGI FUNDING LLC

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30, 2013	Year Ended September 30, 2012	Period from January 12, 2011 (Inception) through September 30, 2011
Cash flows from operating activities:
Net income (loss)	$61,120	$1,681	$(41,006)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net realized and unrealized (gains) losses on investments	(59,238)	5,428	40,692
Realized and unrealized foreign exchange (gains) losses on investments	(11)	(1,078)	1,504
Cost of trading securities acquired for resale	—	(643,763)	(770,453)
Proceeds from trading securities sold	—	766,120	756,986
Contributed capital from Harbinger Group Inc. for unreimbursed management services	346	232	—
Changes in operating assets and liabilities:
Broker receivable	—	14,874	(14,874)
Dividends and interest receivable	—	111	(111)
Broker payable	(4)	(4,461)	4,465
Other liabilities	(4,142)	(10,050)	14,492

Net change in cash due to operating activities	(1,929)	129,094	(8,305)

Cash flows from investing activities:
Cost of investments acquired for holding	(20,801)	(122,289)	(332,715)
Purchase of common stock of an affiliate	(73,691)	(54,054)	—
Proceeds from sales of investments acquired for holding	122,922	106,074	29,532

Net change in cash due to investing activities	28,430	(70,269)	(303,183)

Cash flows from financing activities:
Return of capital to Harbinger Group Inc.	(125,160)	(88,000)	—
Change in restricted cash	(1,530)	—	—
Contributed capital from Harbinger Group Inc.	91,683	—	350,000

Net change in cash due to financing activities	(35,007)	(88,000)	350,000

Net change in cash and cash equivalents	(8,506)	(29,175)	38,512
Cash and cash equivalents at beginning of period	9,337	38,512	—

Cash and cash equivalents at end of period	$831	$9,337	$38,512

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$96	$38
Cash paid for income taxes	—	—	—

See accompanying notes to financial statements.

HGI FUNDING LLC

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except per share figures)

(1) Basis of Presentation and Nature of Business

HGI Funding LLC (“HGI Funding” or the “Company”) is a direct, wholly-owned subsidiary of Harbinger Group Inc. (“HGI”). HGI is a diversified holding company focused on obtaining controlling equity stakes in companies that operate across a diversified set of industries. HGI’s shares of common stock trade on the New York Stock Exchange (“NYSE”) under the symbol “HRG.”

HGI Funding, a Delaware Limited Liability Company, was formed on January 12, 2011 to manage a portion of HGI’s available cash by investing in equity and debt instruments and to acquire positions in potential acquisition targets. The Company operates in one segment and has a fiscal year-end of September 30. Fiscal 2013 and 2012 represent the years ended September 30, 2013 and 2012. Fiscal 2011 represents the period from January 12, 2011 through September 30, 2011.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) Significant Accounting Policies and Practices

The following is a summary of significant accounting policies followed by the Company.

Investments

The Company’s investments consist of marketable equity and debt securities classified as trading and carried at fair value with unrealized gains and losses recognized in earnings, including certain securities for which the Company has elected the fair value option under Accounting Standards Codification (“ASC”) Topic 825, “Financial Instruments,” which would otherwise have been classified as an equity method investment. Investment transactions are accounted for as of the trade date and any realized gains or losses from such transactions are calculated on a first in, first out (“FIFO”) basis and are included in the appropriate caption in the Statements of Operations.

The Company’s investments in marketable equity securities classified as trading and carried at fair value include common stock of Spectrum Brands Holdings, Inc. (“Spectrum Brands”), an affiliated company under common control of the Company’s parent, HGI. The Company held 6.01% and 3.46% of Spectrum Brands’ outstanding common stock as of September 30, 2013 and 2012, and had two common directors on Spectrum Brands’ board of directors. As a result, the Company had significant influence over the financial and operating decisions of Spectrum Brands. As a consequence of having significant influence, the Company’s interest in Spectrum Brands is considered an equity method investment under ASC Topic 323, “Investments—Equity Method and Joint Ventures,” for which the Company has elected the fair value option under ASC Topic 825. The Company did not hold any Spectrum Brands stock at September 30, 2011.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. The Company did not hold any such cash equivalent instruments as of September 30, 2013 or 2012.

Broker Receivable and Broker Payable

Broker receivable includes amounts receivable for securities not yet delivered by the Company to the purchaser prior to the settlement date. Broker payable includes amounts payable for securities not yet received by the Company prior to the settlement date.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of equity and debt securities that the Company has sold short. In order to facilitate a short sale, the Company borrows the securities from a third party and delivers the securities to the buyer. The Company will be required to “cover” its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

The Company did not hold any securities sold, not yet purchased as of September 30, 2013 and 2012.

Other Liabilities

Other liabilities consist of cash short balances payable for unsettled securities, margin transactions held at the clearing brokers, as well as accrued expenses.

Fair Value Measurements

The Company’s measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which may include the Company’s own credit risk. The Company’s estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). The Company categorizes financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

Level 1— Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2— Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3— Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date based on the best information available in the circumstances.

Revenue Recognition

Dividends and interest income are recorded in “Dividend and interest income” and are recognized when earned. Amortization of premiums and accretion of discounts on investments in fixed maturity securities are reflected in “Dividend and interest income” over the contractual terms of the investments in a manner that produces a constant effective yield.

Foreign Currency

Foreign currency balances that are monetary items have been remeasured into U.S. Dollars at the rate of exchange existing at the respective balance sheet date. Foreign currency transactions are remeasured into U.S. Dollars at the rate of exchange on the date of the transaction. Any realized or unrealized foreign exchange remeasurements are included in the appropriate caption in the Statements of Operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

(3) Significant Risks and Uncertainties

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results in future periods could differ from those estimates.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform under the terms of the contract. The maximum amount of credit risk loss is represented by the carrying amounts of investments.

Bankruptcy or insolvency of security custodians may cause the Company’s rights to be delayed with respect to the cash and cash equivalents and investments held in the custodial relationship. The Company monitors the credit quality and financial position of its custodians, and should it decline significantly, the Company will move cash holdings and custodial relationships to another institution. The Company has a policy to only enter into custodial relationships with financial institutions with a Standard & Poor’s rating of at least “A” when it is designated.

Market Risk

Market risk is the risk of loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.

The Company is exposed to equity price risk since it invests in marketable equity securities, which as of September 30, 2013 and 2012 are all classified as trading securities. The Company follows an investment policy approved by the board of directors of HGI which sets certain restrictions on the amounts and types of investments it may make.

Investment Concentration Risk

As of September 30, 2013, the Company’s portfolio was primarily comprised of equity securities of two companies in the energy sector, with an aggregate fair value of $31,689, or 13% of the Company’s invested assets, and its investment in Spectrum Brands (consumer products sector), with a fair value of $206,493, or 83% of invested assets.

(4) Investments

The Company’s investments are summarized as follows:

	September 30,
	2013	2012
Marketable equity securities	$238,182	$218,016
Convertible preferred stock	10,653	—

Total	$248,835	$218,016

Included in marketable equity securities as of September 30, 2013 and 2012, above, were 3,136 and 1,779 shares of Spectrum Brands, an affiliate under common control, an equity method investee carried at fair market value ($206,493 and $71,174 as of September 30, 2013 and 2012) using the fair value option under ASC Topic 820. The increase in the fair market value of the Company’s investment in Spectrum Brands for the year ended on September 30, 2013 and 2012 of $61,627 and $17,120 is reported in earnings as “Unrealized gain on investment in affiliate.” There were $49,532 and $(27,884) of net unrealized gains (losses) recognized in “Investments” that relate to trading securities held at September 30, 2013 and 2012, respectively, including $78,747 and $17,120 of unrealized gains on the Company’s investment in Spectrum Brands at September 30, 2013 and 2012.

The following table presents summarized financial information derived from Spectrum Brands’ consolidated financial statements:

	September 30,
	2013	2012
Balance sheet data:
Current assets	$1,482,905	$1,061,427
Non-current assets	4,143,768	2,690,222
Current liabilities	952,370	610,631
Non-current liabilities	3,734,207	2,151,923
Stockholder’s equity	940,096	989,095

	Year ended September 30,
	2013	2012	2011
Operating data:
Net sales	$4,085,581	$3,252,435	$3,186,916
Gross profit	1,390,312	1,115,678	1,128,867
Operating income	351,177	301,746	227,944
Net (loss) income	(55,313)	48,572	(75,171)
Basic net (loss) income per common share	(1.06)	0.94	(1.47)
Diluted net (loss) income per common share	(1.06)	0.91	(1.47)
Dividends declared per common share	0.75	1.00	—

(5) Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments for which the disclosure of fair values is required, including financial assets and liabilities measured and carried at fair value on a recurring basis, are summarized according to the hierarchy previously described as follows:

	September 30, 2013
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Assets
Investments	$238,182	$—	$10,653	$248,835	$248,835
Cash and cash equivalents	831	—	—	831	831
Restricted cash	1,530	—	—	1,530	1,530

Total financial assets	$240,543	$—	$10,653	$251,196	$251,196

Liabilities
Other liabilities	$300	$—	$—	$300	$300

Total financial liabilities	$300	$—	$—	$300	$300

	September 30, 2012
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Assets
Investments	$218,016	$—	$—	$218,016	$218,016
Cash and cash equivalents	9,337	—	—	9,337	9,337

Total financial assets	$227,353	$—	$—	$227,353	$227,353

Liabilities
Other liabilities (cash short positions)	$4,442	$—	$—	$4,442	$4,442

Total financial liabilities	$4,442	$—	$—	$4,442	$4,442

The carrying amounts of broker receivables and payables approximate fair value due to their short duration and, accordingly, they are not presented in the table above. The fair values of investments, cash and cash equivalents, securities sold, not yet purchased and cash short positions, which are included in other liabilities, are generally based on quoted or observed market prices.

Valuation Methodologies

The Company classifies the convertible preferred stock investment as Level 3 and measures its fair value using an option pricing model. Quantitative information regarding significant unobservable inputs used for Level 3 fair value measurements of convertible preferred stock investment carried at fair value as of September 30, 2013 is as follows:

Asset	Fair Value at September 30, 2013	Assumptions	Inputs
Convertible Preferred Stock	$10,653	Risk-adjusted rate	25.0%
		Risk-free discount factor	0.999
		Risk-adjusted discount factor	0.995
		Upward movement factor (Mu)	1.1
		Downward movement factor (Md)	0.9
		Probability of upward movement (Pu)	48.6%
		Probability of downward movement (Pd)	51.4%

The significant unobservable inputs used in the fair value measurement of the convertible preferred stock investment are risk-adjusted rate, risk-free discount factor, risk-adjusted discount factor, upward movement factor, downward movement factor, probability of upward movement and probability of downward movement. Significant increases (decreases) in risk-adjusted discount factor, upward movement factor and probability of upward movement would result in a higher (lower) fair value measurement. Significant increases (decreases) in risk-free discount factor, risk-adjusted rate, downward movement factor and probability of downward movement would result in a lower (higher) fair value measurement. Generally, a change in any one unobservable input would not result in a change in any other unobservable input.

The following tables summarize changes to the Company’s investment in convertible preferred stock carried at fair value and classified within Level 3 of the fair value hierarchy for the year ended September 30, 2013.

	Year ended September 30, 2013
	Balance at Beginning of Period	Total Gains (Losses)			Sales	Settlements	Net transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI	Purchases
Assets
Convertible Preferred Stock	$—	$—	$—	$10,653.0	$—	$—	$—	$10,653.0

Total assets at fair value	$—	$—	$—	$10,653.0	$—	$—	$—	$10,653.0

(6) Income Taxes

HGI Funding is a single-member limited liability company wholly owned by HGI. For income tax purposes, the Company is a disregarded entity. Accordingly, the results of its operations are taxed as if the Company were part of HGI. As a result, income tax expense (benefit) is not recorded in the Company’s financial statements.

If the Company were a separate taxable entity, its income tax expense would be computed in accordance with ASC Topic 740, “Income Taxes,” and, on a pro forma basis, would have been $21,604 for the period ended September 30, 2013, of which, $35 would have been current and $21,569 would have been deferred. On a pro forma basis, for the period ended September 30, 2012, income tax expense would have been $8,615, of which $835 would have been current and $7,780 would have been deferred. On a pro forma basis, for the period ended September 30, 2011, income tax expense would have been $1,376, all of which would have been current.

The difference between pro forma tax expense and the “expected” pro forma tax expense (benefit) computed by applying the federal income tax rate of 35% results primarily from the valuation allowance for deferred taxes, state taxes, and certain nondeductible expenses.

(7) Commitments and Contingencies

The Company does not have any commitments or contingencies that it believes may be material to its financial statements.

(8) Related Party Transactions

Since its inception, the Company has utilized the services of the management and staff of HGI and Harbinger Capital Partners, an affiliate of HGI. As many of these transactions are conducted between entities under common control, amounts charged for these services have not necessarily been based upon arms-length negotiations. It is not practicable to determine whether the amounts charged for such services represent amounts that might have been incurred on a stand-alone basis for the Company. For Fiscal 2013 and 2012, the Company recorded $346 and $232, respectively as contributed capital for these services. For Fiscal 2011, the Company incurred an inconsequential amount of management expenses.

During the years ended September 30, 2013 and 2012, the Company acquired 1,357 and 1,779 thousand shares of common stock of Spectrum Brands, an affiliate, on the open market for an aggregate cost of $73,692 and $54,054, respectively. During the year ended September 30, 2013, the Company acquired 104 thousand shares of convertible preferred stock from Five Island Asset Management, LLC, an affiliate, for an aggregate cost of $10,653.

HGI ENERGY HOLDINGS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2013

Independent Auditors’ Report

The Board of Directors

HGI Energy Holdings, LLC:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of HGI Energy Holdings, LLC and its subsidiaries, which comprise the consolidated balance sheet as of September 30, 2013 and the related consolidated statement of operations, cash flows, and changes in member’s equity from October 18, 2012 (inception) through September 30, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of HGI Energy Holdings, LLC and its subsidiaries as of September 30, 2013, and the results of its operations and its cash flows from inception through September 30, 2013 in accordance with U.S. generally accepted accounting principles.

Other Matter

Accounting principles generally accepted in the United States of America require that the supplemental information relating to oil and natural gas producing activities in Note 14 be presented to supplement the basic financial statements. Such information, although not a part of the basic financial statements, is required by the United States Financial Accounting Standards Board who considers the supplemental information to be an essential part of the financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplementary information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management’s responses to our inquiries, the basic financial statements, and other knowledge we obtained during our audit of the basic financial statements. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

/s/ KPMG LLP

Dallas, Texas

December 6, 2013

HGI ENERGY HOLDINGS, LLC

CONSOLIDATED BALANCE SHEET

(in thousands)	September 30, 2013
Assets
Current assets:
Cash and cash equivalents	$18,742
Accounts receivable, net:
Oil and natural gas	16,654
Joint interest	1,677
Other	78
Derivative financial instruments	3,336
Other	355

Total current assets	40,842

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties and development costs not being amortized	36,455
Proved developed and undeveloped oil and natural gas properties	546,044
Accumulated depletion	(30,112)

Oil and natural gas properties, net	552,387

Gas gathering assets	21,079
Accumulated depreciation and amortization	(901)

Gas gathering assets, net	20,178
Deferred financing costs, net	3,773
Derivative financial instruments	442

Total assets	$617,622

Liabilities and member’s equity
Current liabilities:
Accounts payable and accrued liabilities	$13,492
Revenues and royalties payable	14,947
Accrued interest payable	2,585
Current portion of asset retirement obligations	558
Derivative financial instruments	1,834

Total current liabilities	33,416

Long-term debt	271,180
Derivative financial instruments	34
Asset retirement obligations and other long-term liabilities	24,797
Related party payables	102,264
Commitments and contingencies
Temporary equity:
Redeemable common units	124
Member’s equity	185,807

Total liabilities and member’s equity	$617,622

See accompanying notes to consolidated financial statements.

HGI ENERGY HOLDINGS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)	From Inception to the Period Ended September 30, 2013
Revenues:
Oil and natural gas	$90,180
Costs and expenses:
Oil and natural gas operating costs	27,087
Production and ad valorem taxes	9,867
Gathering and transportation	7,009
Depletion, depreciation and amortization	31,014
Impairment of oil and natural gas properties	54,261
Accretion of discount on asset retirement obligations	1,189
General and administrative	4,974
Acquisition and integration related charges	9,203
Other operating items	(39)

Total costs and expenses	144,565

Operating loss	(54,385)
Other income (expense):
Interest expense	(10,322)
Loss on derivative financial instruments	(1,262)
Other income	23

Total other expense	(11,561)

Net loss	(65,946)

See accompanying notes to consolidated financial statements.

HGI ENERGY HOLDINGS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	From Inception to the Period Ended September 30, 2013
Operating Activities:
Net loss	$(65,946)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion, depreciation, and amortization	31,014
Contributed capital for unreimbursed acquisition and integration related charges	9,203
Share-based compensation expense	78
Accretion of discount on asset retirement obligations	1,189
Impairment of oil and natural gas properties	54,261
Loss on derivative financial instruments	1,262
Cash payments on derivative financial instruments	(1,784)
Amortization of deferred financing costs	536
Effect of changes in:
Accounts receivable	(18,408)
Other current assets	(355)
Accounts payable and other current liabilities	27,665

Net cash provided by operating activities	38,715

Investing Activities:
Additions to oil and natural gas properties, gathering systems and equipment	(13,378)
Property acquisitions	(616,039)

Net cash used in investing activities	(629,417)

Financing Activities:
Borrowings under the EXCO/HGI Partnership Credit Agreement	278,630
Borrowings from related parties	100,000
Repayments under the EXCO/HGI Partnership Credit Agreement	(7,450)
Distributions to member	(7,450)
Contributions from member	250,023
Deferred financing costs	(4,309)

Net cash provided by financing activities	609,444

Net increase in cash	18,742
Cash at beginning of period	—

Cash at end of period	$18,742

Supplemental Cash Flow Information:
Cash interest payments	$7,851
Supplemental non-cash investing and financing activities:
Capitalized share-based compensation	$45
Capitalized interest	$800
Accrued redeemable common unit distributions	$23
Contributed capital for unreimbursed acquisition and integration related charges	$9,203

See accompanying notes to consolidated financial statements.

HGI ENERGY HOLDINGS, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

(in thousands)	Total member’s equity
Balance at October 18, 2012	$—
Contributions	250,023
Contributed capital for unreimbursed acquisition and integration related charges	9,203
Distributions	(7,473)
Net loss	(65,946)

Balance at September 30, 2013	$185,807

See accompanying notes to consolidated financial statements.

HGI ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and basis of presentation

Unless the context requires otherwise, references in these financial statements to “HGI Energy,” “we,” “us,” and “our” are to HGI Energy Holdings, LLC and its consolidated subsidiaries.

HGI Energy, a Delaware limited liability company and subsidiary of Harbinger Group Inc. (“HGI”), formed on October 18, 2012 (“Inception”), conducts its operations through its ownership interest in a private partnership (“EXCO/HGI Partnership” or “Partnership”) formed on February 14, 2013 with EXCO Resources, Inc. (“EXCO”) to own and operate conventional oil and natural gas properties. EXCO contributed its conventional shallow producing assets in East Texas and North Louisiana and its shallow Canyon Sand and other assets in the Permian Basin of West Texas to the EXCO/HGI Partnership. In exchange for the contribution of its assets, EXCO received net proceeds of $574.8 million, a 24.5% limited partner interest in the Partnership and a 50% interest in the general partner of the Partnership. HGI Energy contributed $349.8 million of cash and received a 73.5% limited partner interest in the Partnership and a 50% interest in the general partner. The remaining proceeds of $225.0 million paid to EXCO were funded by a revolving credit agreement entered into by the Partnership (“EXCO/HGI Partnership Credit Agreement”). In connection with the formation of the EXCO/HGI Partnership, HGI Energy received approximately $100.0 million in loans from certain subsidiaries of HGI. After giving effect to the 2% general partner interest in the Partnership, EXCO and HGI Energy own an economic interest in the Partnership of 25.5% and 74.5%, respectively.

Immediately following the closing, the EXCO/HGI Partnership entered into an agreement to purchase all of the shallow Cotton Valley assets from an affiliate of BG Group plc (“BG Group”) for $130.7 million, after final purchase price adjustments. The transaction closed on March 5, 2013 and was funded with borrowings from the EXCO/HGI Partnership Credit Agreement.

On May 21, 2013, the EXCO/HGI Partnership entered into the first amendment to the limited partnership agreement. This amendment established “Class B Units” in the limited partnership, which have the following features: (i) right to share in gains, losses, deductions, and credits on a pro rata basis; (ii) right to share in distributions on a pro rata basis; (iii) no voting rights; and (iv) are not convertible into Class A Units. The purpose of establishing these units was to make them available for issuance in exchange for services under a recently established employee incentive plan (“Incentive Unit Plan”). The Incentive Unit Plan is intended to promote the interests of the Partnership by providing equity ownership opportunities to employees, consultants and directors.

The accompanying Consolidated Balance Sheet as of September 30, 2013, Consolidated Statement of Operations, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Member’s Equity from inception to the period ended September 30, 2013 are for HGI Energy and its subsidiaries. The consolidated financial statements and related footnotes are presented in accordance with generally accepted accounting principles in the United States (“GAAP”).

2.	Significant accounting policies

Principles of consolidation

We consolidate all of our subsidiaries in the accompanying Consolidated Balance Sheet as of September 30, 2013 and the Consolidated Statement of Operations, Consolidated Statement of Cash Flows and Changes in Member’s Equity from inception to the period ended September 30, 2013. All intercompany transactions and accounts have been eliminated.

The Company has elected to account for its investments in extractive industries that it does not control, but over which it can exert significant influence (specifically, the EXCO/HGI JV), by using the proportionate consolidation method allowed for equity-method investments in extractive industries, under Financial Accounting Standards Board (“FASB”) ASC Topic 932, Extractive Activities. Under this method, the Company consolidates its proportionate share of the assets and liabilities of the equity method investment, using a gross presentation.

Management estimates

In preparing the consolidated financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. The more significant estimates pertain to proved oil and natural gas reserve volumes, future development costs, dismantlement and abandonment costs, share-based compensation expenses, estimates relating to oil and natural gas revenues and expenses, accrued liabilities, the fair market value of assets and liabilities acquired in business combinations, and derivatives. Actual results may differ from management’s estimates.

Cash equivalents

We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of credit risk and accounts receivable

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, trade receivables and our derivative financial instruments. We place our cash with financial institutions which we believe have sufficient credit quality to minimize risk of loss. We sell natural gas, oil and natural gas liquids (“NGLs”) to various customers. In addition, we participate with other parties in the drilling, completion and operation of natural gas and oil wells. The majority of our accounts receivable are due from either purchasers of oil or natural gas or participants in oil and natural gas wells for which we serve as the operator. We have the right to offset future revenues against unpaid charges related to wells which we operate. Oil and natural gas receivables are generally uncollateralized. The allowance for doubtful accounts was not significant as of September 30, 2013. We place our derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. To mitigate our risk of loss due to default, we have entered into master netting agreements with our counterparties on our derivative financial instruments that allow us to offset our asset position with our liability position in the event of a default by the counterparty.

Derivative financial instruments

We utilize oil and natural gas derivative financial instruments to mitigate the impacts of commodity price fluctuations and to achieve a more predictable cash flow. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging (“ASC 815”) requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its estimated fair value. ASC 815 requires that changes in the derivative’s estimated fair value be recognized in earnings unless specific hedge accounting criteria are met, or exemptions for normal purchases and normal sales as permitted by ASC 815 exist. We do not designate our derivative financial instruments as hedging instruments and, as a result, recognize the change in a derivative’s estimated fair value in earnings as a component of other income or expense.

Oil and natural gas properties

See “Note 4. Oil and natural gas properties” for a description of our significant accounting policies related to oil and natural gas properties.

Gas gathering assets

Gas gathering assets are capitalized at cost and depreciated on a straight line basis over their estimated useful life of 14 years.

Deferred abandonment and asset retirement obligations

See “Note 3. Asset retirement obligations” for a description of our significant accounting policies for deferred abandonment and asset retirement obligations.

Business combinations

When we acquire assets that qualify as a business, we use FASB ASC 805-10, Business Combinations, (“ASC 805-10”) to record our acquisitions of oil and natural gas properties or entities. ASC 805-10 requires that acquired assets, identifiable intangible assets and liabilities be recorded at their fair value, with any excess purchase price being recognized as goodwill. Application of ASC 805-10 requires significant estimates to be made by management using information available at the time of acquisition. Since these estimates require the use of significant judgment, actual results could vary as the estimates are subject to changes as new information becomes available.

Revenue recognition and gas imbalances

We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at September 30, 2013 were not significant.

Gathering and transportation

We generally sell oil and natural gas under two types of agreements which are common in our industry. Both types of agreements include a transportation charge. One is a net-back arrangement, under which we sell oil or natural gas at the wellhead and collect a price, net of the transportation incurred by the purchaser. In this case, we record sales at the price received from the purchaser, net of the transportation costs. Under the other arrangement, we sell oil or natural gas at a specific delivery point, pay transportation to a third party and receive proceeds from the purchaser with no transportation deduction. In this case, we record the transportation cost as gathering and transportation expense. Due to these two distinct selling arrangements, our computed realized prices include revenues which are reported under two separate bases.

Overhead reimbursement fees

We have classified fees from overhead charges billed to working interest owners, including ourselves, as a reduction of general and administrative expenses in the accompanying Consolidated Statement of Operations. Our share of these charges was $4.3 million from inception to the period ended September 30, 2013 and were classified as oil and natural gas operating costs.

Environmental costs

Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site.

Share-based payments

We account for our share-based compensation in accordance with FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires all share-based payments to employees to be recognized in our Consolidated Statements of Operations based on their estimated fair values. We recognize expense on a straight-line basis over the vesting period of the share-based payments.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update (“ASU”), No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”). ASU 2013-04 provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in GAAP. The update is effective for fiscal years ending after December 15, 2014 and is required to be applied retrospectively to all prior periods presented for those obligations that existed upon adoption of ASU 2013-04. We are presently assessing the potential impact of ASU 2013-04.

3.	Asset retirement obligations

We apply FASB ASC 410-20, Asset Retirement and Environmental Obligations (“ASC 410-20”) to account for estimated future plugging and abandonment costs. ASC 410-20 requires legal obligations associated with the retirement of long-lived assets to be recognized at their estimated fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Our asset retirement obligations primarily represent the present value of the estimated amount we will incur to plug, abandon and remediate our proved producing properties at the end of their productive lives, in accordance with applicable state laws. The following is a reconciliation of our asset retirement obligations from inception to the period ended September 30, 2013:

(in thousands)	September 30, 2013
Asset retirement obligations at inception	$—
Activity during the period:
Liabilities incurred during the period	134
Liabilities settled during the period	(38)
Adjustment to liability due to acquisitions	24,070
Accretion of discount	1,189

Asset retirement obligations at end of period	25,355
Less current portion	558

Long-term portion	$24,797

Our asset retirement obligations are determined using discounted cash flow methodologies based on inputs that are not readily available in public markets. We have no assets that are legally restricted for purposes of settling asset retirement obligations.

4.	Oil and natural gas properties

The accounting for, and disclosure of, oil and natural gas producing activities require that we choose between two GAAP alternatives; the full cost method or the successful efforts method. We use the full cost method of accounting, which involves capitalizing all intangible drilling costs, lease and well equipment and exploration and development costs incurred plus acquired proved and unproved leaseholds. Once we incur costs, they are recorded in the depletable pool of proved properties or in unproved properties, collectively, the full cost pool. Our unproved property costs, which include unproved oil and natural gas properties, properties under development, and major development projects, collectively totaled $36.5 million as of September 30, 2013 and are not subject to depletion. We review our unproved oil and natural gas property costs on a quarterly basis to assess for impairment or the need to transfer unproved costs to proved properties as a result of extensions or discoveries from drilling operations or determination that no proved reserves are attributable to such costs. We expect these costs to be evaluated over approximately four years and transferred to the depletable portion of the full cost pool during that time. As a result of this evaluation, we impaired approximately $10.3 million of undeveloped properties which were transferred to the depletable portion of the full cost pool during the period from inception to September 30, 2013. The impairment was recorded to reflect the estimated fair value based on our evaluation of potential oil and natural gas reserves from these properties.

We capitalize interest on costs related to the acquisition of undeveloped acreage in accordance with FASB ASC Subtopic 835-20, Capitalization of Interest. When the unproved property costs are moved to proved developed and undeveloped oil and natural gas properties, or the properties are sold, we cease capitalizing interest related to those properties.

We calculate depletion using the unit-of-production method. Under this method, the sum of the full cost pool, excluding the book value of unproved properties, and all estimated future development costs less estimated salvage value are divided by the total estimated quantities of proved reserves. This rate is applied to our total production for the quarter, and the appropriate expense is recorded. We capitalize the portion of general and administrative costs, including share-based compensation, that is attributable to our exploration, exploitation and development activities.

Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss, unless the disposition would significantly alter the depletion rate and/or the relationship between capitalized costs and proved reserves.

The pricing for the oil and natural gas properties contributed to the EXCO/HGI Partnership upon formation and the properties acquired during the period was based on models which incorporate, among other things, market prices based on NYMEX futures as of the acquisition date. Our expectation of future prices is principally based on NYMEX futures contracts, adjusted for basis differentials, for a period of five years. After a five year period we have elected to use flat pricing as the NYMEX futures contract become more thinly traded. Generally, the flat price used for the sixth year through the economic life of the property is management’s internal long-term price estimate, which is, in part, based on an extension of the NYMEX pricing. We believe the NYMEX futures contracts reflect an independent proxy for fair value.

Pursuant to Rule 4-10(c)(4) of Regulation S-X, oil and natural gas companies using the full cost method of accounting are required to compute a limitation on capitalized costs on a quarterly basis (“Ceiling Test”). The Ceiling Test requires companies to price period ending proved reserves using the simple average spot price for the trailing twelve month period, which may not be indicative of actual market values. The computation resulted in the carrying costs of our unamortized proved oil and natural gas properties, exceeding the September 30, 2013 ceiling test limitation by approximately $222.0 million. Given the short passage of time between closing of these acquisitions and the required Ceiling Test computation, the Partnership elected to exclude the initial contribution and acquisition of these oil and gas properties from the Ceiling Test assessments for a period of twelve months following the corresponding acquisition dates. This accounting treatment is consistent with HGI’s temporary exemption received from the SEC to exclude the acquisition of these oil and natural gas properties from its ceiling test assessments for a period of twelve months following the corresponding acquisition dates.

We assessed the properties for potential impairment due to an other than temporary trend that would negatively impact the fair value. We evaluated these properties for impairment using discounted cash flow models based on internally generated oil and natural gas reserves as of September 30, 2013. The pricing utilized in these models was based on NYMEX futures in a manner consistent with the aforementioned pricing for acquisitions. As a result of this evaluation, we recognized an impairment of $54.3 million to proved oil and natural gas properties based on the excess of unamortized costs over the fair value of September 30, 2013. The impairment was primarily the result of downward revisions in the oil and natural gas reserves due to recent drilling results, modifications to our development plans, and a decline in natural gas futures prices.

The impairment evaluation was based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil, natural gas and natural gas liquids that are ultimately recovered.

5.	Acquisitions

On February 14, 2013, EXCO and HGI formed the EXCO/HGI Partnership to own and operate conventional oil and natural gas properties. EXCO contributed its conventional shallow producing assets in East Texas and North Louisiana and its shallow Canyon Sand and other assets in the Permian Basin of West Texas to the EXCO/HGI Partnership. In exchange for the contribution of oil and natural gas properties, EXCO received $694.5 million in total consideration including $574.8 million in cash and a 25.5% economic interest in the Partnership valued at $119.7 million. In addition to the oil and natural gas assets contributed, EXCO novated certain derivative financial instruments which consisted of oil and natural gas swap agreements. The Partnership also assumed the revenues and royalties payable related to the oil and natural gas properties as of the acquisition date.

On March 5, 2013, the EXCO/HGI Partnership acquired all of the shallow Cotton Valley assets from an affiliate of BG Group for $130.7 million, after final purchase price adjustments. This acquisition included oil and natural gas assets in the Danville, Waskom and Holly fields in East Texas and North Louisiana. The assets acquired by the Partnership represented an incremental working interest in certain properties previously owned by the Partnership. The acquisition was funded with borrowings from the EXCO/HGI Partnership Credit Agreement.

We accounted for the acquisitions in accordance with ASC 805-10. The following table presents a summary of the fair value of assets acquired and liabilities assumed as part of the acquisitions as of February 14, 2013 and March 5, 2013:

	EXCO’s Contributed Assets February 14, 2013		BG Cotton Valley Assets March 5, 2013
Purchase Price Allocation (in thousands):	EXCO/HGI Partnership	HGI Energy’s Proportionate Interest	EXCO/HGI Partnership	HGI Energy’s Proportionate Interest
Assets acquired:
Derivative financial instruments	$3,856	$2,873	$—	$—
Unproved oil and natural gas properties	65,098	48,498	7,185	5,353
Proved developed and undeveloped oil and natural gas properties	631,802	470,692	130,951	97,558
Gas gathering assets	28,903	21,533	—	—
Liabilities assumed:
Revenues and royalties payable	(8,423)	(6,275)	—	—
Derivative financial instruments	(1,993)	(1,485)	—	—
Asset retirement obligations	(24,756)	(18,443)	(7,433)	(5,538)

Total purchase price	$694,487	$517,393	$130,703	$97,373

We performed a valuation of the assets acquired and liabilities assumed at February 14, 2013 and March 5, 2013. A summary of the key inputs are as follows:

Oil and Natural Gas Properties – The fair value of oil and natural gas properties was determined based on a discounted cash flow model of the estimated reserves. The estimated quantities of reserves utilized assumptions based on the Partnership’s internal geological, engineering data and financial data. We utilized NYMEX forward strip prices to value the reserves for a period of five years and then held prices flat thereafter. We then applied various discount rates depending on the classification of reserves and other risk characteristics.

Asset Retirement Obligations – The asset retirement obligations represent the present value of the estimated amount to be incurred to plug, abandon and remediate proved producing properties at the end of their productive lives, in accordance with applicable state laws. The fair value was determined based on a discounted cash flow model, which included assumptions of the estimated current abandonment costs, discount rate, inflation rate, and timing associated with the incurrence of these costs.

Gas Gathering Assets – The fair value of gas gathering assets was determined based on a market approach using other recent transactions involving gathering and processing assets. The EBITDA multiple based on these market transactions was applied to the projected EBITDA of the gas gathering assets in order to calculate the fair value.

Derivative Financial Instruments – Net derivative asset values are determined primarily by quoted futures prices and utilization of the counterparties’ credit-adjusted risk-free rate curves and net derivative liabilities are determined by utilization of our credit-adjusted risk-free rate curve. See further discussion in “Note 7. Fair value measurements”.

Revenues and royalties payable – The fair value of revenues and royalties payable was equivalent to the carrying amount because of their short-term nature.

6.	Derivative financial instruments

Our primary objective in entering into derivative financial instruments is to manage our exposure to commodity price fluctuations, protect our returns on investments and achieve a more predictable cash flow from our operations. These transactions limit exposure to declines in commodity prices, but also limit the benefits we would realize if commodity prices increase. When prices for oil and natural gas are volatile, a significant portion of the effect of our derivative financial instrument management activities consists of non-cash income or expense due to changes in the fair value of our derivative financial instrument contracts. Cash losses or gains only arise from payments made or received on monthly settlements of contracts or if we terminate a contract prior to its expiration. We do not designate our derivative financial instruments as hedging instruments for financial reporting purposes and, as a result, we recognize the change in the respective instruments’ fair value in earnings.

The table below outlines the classification of our derivative financial instruments on our Consolidated Balance Sheet and their financial impact in our Consolidated Statement of Operations.

Fair Value of Derivative Financial Instruments

(in thousands)	September 30, 2013
Derivative financial instruments – Current assets	$3,336
Derivative financial instruments – Long-term assets	442
Derivative financial instruments – Current liabilities	(1,834)
Derivative financial instruments – Long-term liabilities	(34)

Net derivative financial instruments	$1,910

Effect of Derivative Financial Instruments

From Inception to the Period Ended
(in thousands)	September 30, 2013
Loss on derivative financial instruments	$(1,262)

Settlements in the normal course of maturities of our derivative financial instrument contracts result in cash receipts from, or cash disbursements to, our derivative contract counterparties. Changes in the fair value of our derivative financial instrument contracts, which includes both cash and non-cash changes in fair value, are included in earnings with a corresponding increase or decrease in the Consolidated Balance Sheet fair value amounts.

Our natural gas and oil derivative instruments are comprised of swap contracts. Swap contracts allow us to receive a fixed price and pay a floating market price to the counterparty for the hedged commodity. We place our derivative financial instruments with the financial institutions that are lenders under the EXCO/HGI Partnership Credit Agreement that we believe have high quality credit ratings. To mitigate our risk of loss due to default, we have entered into master netting agreements with our counterparties on our derivative financial instruments that allow us to offset our asset position with our liability position in the event of a default by the counterparty.

The following table presents our proportionate share of the volumes (presented on a calendar-year basis) and fair value of the oil and natural gas derivative financial instruments as of September 30, 2013:

(in thousands, except prices)	Volume Mmbtus/Bbls	Weighted average strike price per Mmbtu/Bbl	Fair value at September 30, 2013
Natural gas:
Swaps:
Remainder of 2013	5,141	$3.72	$619
2014	10,877	4.14	2,957

Total natural gas	16,018		$3,576

Oil:
Swaps:
Remainder of 2013	103	$94.05	$(760)
2014	272	91.87	(906)

Total oil	375		$(1,666)

Total oil and natural gas derivatives			$1,910

At September 30, 2013, the average forward NYMEX oil prices per Bbl for the remainder of 2013 and calendar year 2014, were $102.05 and $96.31, respectively, and the average forward NYMEX natural gas prices per Mmbtu for the remainder of 2013 and calendar year 2014 were $3.64 and $3.86, respectively.

Our derivative financial instruments covered approximately 74.0% of production volumes from inception to the period ended September 30, 2013.

7.	Fair value measurements

We value our derivatives and other financial instruments according to FASB ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We categorize the inputs used in measuring fair value into a three-tier fair value hierarchy. These tiers include:

Level 1 – Observable inputs, such as quoted market prices in active markets, for substantially identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that are supported by little or no market activity, generally requiring development of fair value assumptions by management.

Fair value of derivative financial instruments

This fair value of our derivative financial instruments may be different from the settlement value based on company-specific inputs, such as credit rating, futures markets and forward curves, and readily available buyers or sellers for such assets or liabilities. The following table presents a summary of the estimated fair value of our derivative financial instruments as of September 30, 2013.

	September 30, 2013
(in thousands)	Level 1	Level 2	Level 3	Total
Oil and natural gas derivative financial instruments	$—	$1,910	$—	$1,910

We evaluate derivative assets and liabilities in accordance with master netting agreements with the derivative counterparties, but report them on a gross basis on the Consolidated Balance Sheet. Net derivative asset values are determined primarily by quoted futures prices and utilization of the counterparties’ credit-adjusted risk-free rate curves and net derivative liabilities are determined by utilization of our credit-adjusted risk-free rate curve. The credit-adjusted risk-free rates of our counterparties are based on an independent market-quoted credit default swap rate curve for the counterparties’ debt plus the London Interbank Offered Rate, or LIBOR, curve as of the end of the reporting period. Our credit-adjusted risk-free rate is based on the Partnership’s cost of debt plus the LIBOR curve as of the end of the reporting period.

The valuation of our commodity price derivatives, represented by oil and natural gas swaps, is discussed below.

Oil derivatives. Our oil derivatives are swap contracts for notional Bbls of oil at fixed NYMEX West Texas Intermediate (WTI) oil prices. The asset and liability values attributable to our oil derivatives as of the end of the reporting period are based on (i) the contracted notional volumes, (ii) independent active NYMEX futures price quotes for WTI oil, and (iii) the applicable estimated credit-adjusted risk-free rate curve, as described above.

Natural gas derivatives. Our natural gas derivatives are swap contracts for notional Mmbtus of gas at posted price indexes, including NYMEX Henry Hub (HH) swap contracts. The asset and liability values attributable to our natural gas derivatives as of the end of the reporting period are based on (i) the contracted notional volumes, (ii) independent active NYMEX futures price quotes for HH for natural gas swaps, and (iii) the applicable credit-adjusted risk-free rate curve, as described above.

See further details on the fair value of our derivative financial instruments in “Note 6. Derivative financial instruments.”

Fair value of other financial instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying amount of these instruments approximates fair value because of their short-term nature.

The carrying value of our EXCO/HGI Partnership Credit Agreement approximates fair value, as it is subject to short-term floating interest rates that approximate the rates available to us for those periods.

Other fair value measurements

As discussed in “Note 4. Oil and natural gas properties”, we assess our oil and natural gas properties for potential impairment due to an other than temporary trend that would negatively impact the fair value. We evaluated our proved and unproved oil and natural gas properties for impairment using discounted cash flow models based on internally generated oil and natural gas reserves as of September 30, 2013. The pricing utilized in these models was based on NYMEX futures, adjusted for basis differentials, for a period of five years. After a five year period we have elected to use flat pricing as the NYMEX futures contract become more thinly traded. Generally, the flat price used for the sixth year through the economic life of the property is management’s internal long-term price estimate, which is, in part, based on an extension of the NYMEX pricing. We believe the NYMEX futures contracts reflect an independent proxy for fair value. Our oil and natural gas properties are further discounted based on the reserve category and management’s assessment of recoverability. As a result of this evaluation, we impaired approximately $10.3 million of undeveloped properties which were transferred to the depletable portion of the full cost pool. After this transfer, we then impaired $54.3 million of proved oil and natural gas properties which is reflected as “Impairment of oil and natural gas properties” on the Consolidated Statement of Operations. The impairments were primarily the result of downward revisions in the oil and natural gas reserves due to recent drilling results, modifications to our development plans, and a decline in natural gas futures prices.

The fair value measurements utilized as part of the impairment calculation include significant unobservable inputs that are considered to be Level 3 within the fair value hierarchy. These unobservable inputs include management’s estimates of reserve quantities, commodity prices, operating costs, development costs, discount factors and other risk factors applied to the future cash flows. Our carrying cost of our unproved oil and natural gas properties, which approximates fair value, was $36.5 million at September 30, 2013. Our unamortized carrying cost of our proved developed and undeveloped oil and natural gas properties, which approximates fair value, was $515.9 million at September 30, 2013.

8.	Long-term debt

(in thousands)	September 30, 2013
EXCO/HGI Partnership Credit Agreement	$271,180
Affiliated Notes	100,000

EXCO/HGI Partnership Credit Agreement

In connection with its formation, the EXCO/HGI Partnership entered into the EXCO/HGI Partnership Credit Agreement with an initial borrowing base of $400.0 million, of which $230.0 million was drawn at closing. Borrowings under the EXCO/HGI Partnership Credit Agreement are secured by properties owned by the EXCO/HGI Partnership. HGI Energy is not a guarantor of the EXCO/HGI credit agreement.

As of September 30, 2013, $364.0 million was drawn under this agreement and our proportionate share of the obligation was $271.2 million. The interest rate grid ranges from LIBOR plus 175 bps to 275 bps (or ABR plus 75 bps to 175 bps), depending on the percentages of drawn balances to the borrowing base as defined in the agreement. On September 30, 2013, the one month LIBOR was 0.2% which resulted in an interest rate of approximately 2.7%. The borrowing base is redetermined semi-annually, with us and the lenders having the right to request interim unscheduled redeterminations in certain circumstances. The Partnership entered into the First Amendment to the EXCO/HGI Partnership Credit Agreement on March 5, 2013 which increased the borrowing base to $470.0 million as a result of the acquisition of the shallow Cotton Valley assets from an affiliate of BG Group. On December 3, 2013, the borrowing base was reduced to $400.0 million in conjunction with the semi-annual redetermination. If the outstanding principal amount and outstanding letters of credit exceed the redetermined borrowing base, we will be required to pay the excess either within 30 days or in six substantially equal monthly installments. The EXCO/HGI Partnership Credit Agreement matures on February 14, 2018.

Borrowings under the EXCO/HGI Partnership Credit Agreement are collateralized by first lien mortgages providing a security interest of not less than 80% of the engineered value, as defined in the EXCO/HGI Partnership Credit Agreement, of the oil and natural gas properties evaluated by the lenders for purposes of establishing the borrowing base. The EXCO/HGI Partnership is permitted to have derivative financial instruments covering no more than 100% of the forecasted production from proved developed producing reserves (as defined in the agreement) for any month during the first two years of the forthcoming five year period, 90% of the forecasted production from proved developed producing reserves for any month during the third year of the forthcoming five year period and 85% of the forecasted production from proved developed producing reserves for any month during the fourth and fifth year of the forthcoming five year period.

The EXCO/HGI Partnership Credit Agreement sets forth the term and conditions under which we are permitted to pay a cash distribution to the holders of our equity interests and provides that we may declare and pay a cash distribution to the extent of available cash, as defined in the EXCO/HGI Partnership Credit Agreement, so long as, in each case, on the date of and after giving effect to such distributions, (i) no default exists, (ii) borrowing base usage, as defined in the EXCO/HGI Partnership Credit Agreement, is not greater than 90%, and (iii) the Partnership is in compliance with the financial covenants.

As of September 30, 2013, the EXCO/HGI Partnership was in compliance with the financial covenants contained in the EXCO/HGI Partnership Credit Agreement:

•	the consolidated current ratio (as defined in the agreement) of 3.7 to 1.0 exceeded the minimum of at least 1.0 to 1.0 as of the end of the fiscal quarter; and

•	the ratio of consolidated funded indebtedness (as defined in the agreement) to consolidated EBITDAX (as defined in the agreement) of 3.8 to 1.0 did not exceed the maximum of 4.5 to 1.0 at the end of the fiscal quarter.

We believe that our capital resources from existing cash balances, anticipated cash flow from operating activities and available borrowing capacity under the EXCO/HGI Partnership Credit Agreement will be adequate to execute our corporate strategies and to meet debt service obligations. However, there are certain risks and uncertainties that could negatively impact our results of operations and financial condition. If redeterminations in future periods result in significant reductions of the borrowing base, this would adversely impact our liquidity and we may have to seek alternative sources of capital which may not be available on favorable terms, or at all. Accordingly, we are carefully monitoring our capital budget and may implement further initiatives to provide additional liquidity. These initiatives may include suspending distributions to partners in order to focus on reducing outstanding borrowings.

In addition, the EXCO/HGI Partnership’s ratio of consolidated funded indebtedness to consolidated EBITDAX, as defined in the EXCO/HGI Partnership Credit Agreement, is computed using a last three consecutive quarters annualized computation of EBITDAX. After the first year of the Partnership’s operations, EBITDAX is computed based on the trailing twelve month period. As a result, the Partnership’s ability to maintain compliance with this covenant is negatively impacted when oil and/or natural gas prices and production decline over an extended period of time.

Affiliated Notes

In February 2013, in connection with the Company’s acquisition of an interest in the EXCO/HGI Partnership, the Company entered into note purchase agreements with two of its affiliates, Fidelity and Guaranty Life Holdings, Inc. (“FGH”) and Front Street Re (Cayman) Ltd (“FSRC”) for $100.0 million notional aggregate principal amount due February 14, 2021 (the “Affiliated Notes”). The Affiliated Notes earn interest at 9% per year, payable semi-annually in arrears on January 1 and July 1. The Affiliated Notes are subordinated in seniority to the EXCO/HGI Partnership Credit Agreement. As of September 30, 2013, the Company has recorded accrued interest payable under the Affiliated Notes of $2.3 million. The proceeds from the notes were used to fund a portion of the HGI’s investment in the EXCO/HGI Partnership.

9.	Distributions

Within 45 days following the end of each quarter, the EXCO/HGI Partnership will review available cash, as defined in the partnership agreement, to determine whether to make a distribution to the partners. These distributions may be restricted by the terms of the EXCO/HGI Partnership Credit Agreement. The general partner is entitled to a distribution in relation to its percentage interest with respect to all distributions made to common unit-holders. The general partner holds certain incentive distribution rights that entitles them to an increasing percentage of cash distributions as per unit distributions increase. Cash distributions are shared pro rata amongst unit holders until distributions exceed $1.00 per unit for a fiscal year period, then general partners holding incentive distribution rights are allocated a higher percentage of distributions on a per unit basis exceeding this amount.

The Partnership’s total distributions to partners from inception to period ended September 30, 2013 were $15.0 million of which our proportionate share was $11.2 million. HGI Energy distributed $7.5 million to HGI for the period from inception to September 30, 2013. Future debt service obligations might restrict the use of available cash to pay distributions to partners.

10.	Income taxes

HGI Energy is a limited liability company wholly owned by HGI. For income tax purposes, HGI Energy is a disregarded entity and may be treated as a partnership for tax purposes. Accordingly, the results of its operations are taxed as if it were part of HGI. As a result, income tax expense (benefit) is not recorded in the HGI Energy’s consolidated financial statements. If HGI Energy were a separate taxable entity, its income tax expense would be computed in accordance with ASC Topic 740, “Income Taxes,” and, on a pro forma basis, would have been $0 for the period ended September 30, 2013.

In accordance with ASC Topic 740, management would have also established valuation allowances totaling $25.0 million against its net deferred tax assets that, in its judgment, are not more-likely-than-not realizable. These judgments are based on historical information supplemented by currently available information about future years, including projections of future income by individual tax jurisdiction. Changes in industry and economic conditions and the competitive environment may impact the accuracy of such projections. On a pro forma basis, Management concluded that, due to HGI Energy’s significant current year losses and the fact that it is not projecting significant earnings in the future, a full valuation allowance should be recorded against its net deferred tax assets.

The EXCO/HGI Partnership is generally not subject to income taxes because its income is taxed directly to its partners. However, the EXCO/HGI Partnership is subject to the gross margin tax enacted by the state of Texas. The expense related to the Texas margin tax was not considered to be significant for the period from inception to September 30, 2013.

As of September 30, 2013, there have been no uncertain tax positions taken by HGI Energy or the EXCO/HGI Partnership that would fail to meet the more-likely-than-not recognition and measurement criteria as defined under ASC Topic 740.

11.	Related party, services agreements and EXCO/HGI Partnership member transactions

HGI Energy recorded approximately $9.2 million as contributed capital for acquisition and integration related charges incurred by HGI for the year ended September 30, 2013 related to the acquisition of our interest in the EXCO/HGI Partnership.

In connection with the formation of the EXCO/HGI Partnership, the Partnership entered into an agreement with EXCO Resources, Inc. to perform certain operational, managerial, and administrative services. The Partnership reimburses EXCO Resources, Inc. for costs incurred in connection with the performance of services based on an agreed upon service fee. The Partnership reviews the scope of services and administrative service fees on an annual basis.

The Partnership sells natural gas in the East Texas/North Louisiana region to EXCO Operating Company, LP, a subsidiary of EXCO Resources, Inc. The sales price is based on the the average spot prices from publicly available indices in the region.

TGGT Holdings, LLC (“TGGT”) provides us with gathering, treating and well connect services in the ordinary course of business. EXCO Resources, Inc. held a 50% ownership in TGGT as of of September 30, 2013. On November 15, 2013, EXCO Resources Inc. completed the sale of their equity interest in TGGT to Azure Midstream LLC (“Azure”). As part of the consideration for the sale, EXCO Resources received an equity interest in Azure of approximately 4%.

As of September 30, 2013, the Company has recorded accrued interest payable under the Affiliated Notes of $2.3 million. See “Note 8. Long Term Debt” for details on the Affiliated Notes.

For the period from inception to the period ended September 30, 2013, these transactions included the following:

	From Inception to the Period Ended September 30, 2013
(in thousands)	TGGT	EXCO Resources Inc.	EXCO Operating Company, LP	HGI Affiliates
Amounts paid:
Gathering, treating and well connection fees (1)	$2,260	$—	$—	$—
General and administrative services (2)	—	8,123	—	—
Interest paid on Affiliated Notes	—	—	—	3,375

Total	$2,260	$8,123	$—	$3,375

Amounts received:
Natural gas purchases (3)	$—	$—	$77,175	$—

(1)	Represents the gross billings from TGGT.
(2)	Represents total service agreement fees paid to EXCO Resources, Inc.
(3)	Represents gross purchases from EXCO/HGI Partnership.

As of September 30, 2013, the amounts related to these transactions were as follows:

	September 30, 2013
(in thousands)	TGGT	EXCO Resources, Inc.	EXCO Operating Company, LP	HGI Affiliates
Amounts due to EXCO/HGI Partnership	$—	$—	$11,123	$—
Amounts due from EXCO/HGI Partnership	712	1,145	1,182	102,251

12.	Share-based compensation

On May 21, 2013 the Partnership adopted the Incentive Unit Plan which allowed for the issuance of awards that cover up to 1,000,000 Class B Units. The plan is intended to grant phantom units that correspond to Class B Units prior to the vesting date, in tandem with dividend equivalent rights (“DER”) to participate in distributions of the Partnership. The phantom units vest in three equal annual installments beginning one year from the grant date. Upon vesting, the phantom units will be settled by the issuance of a Class B Unit in the Partnership to the participant. The accumulated distributions related to the DER will be paid to the participant upon the vesting of the related phantom unit. Upon termination of a participant, any unvested phantom units or DER’s (including accrued distributions) will be forfeited.

The agreement includes a call-right on behalf of the Partnership and a put-right on behalf of the participant. The call-right becomes exercisable upon the termination of a participant, and gives the Partnership the option to repurchase any Class B Units held by the participant. The put-right becomes exercisable during the first designated window period after the participant has held the Class B Unit for a period of six months, and gives the participant the option to cause the Partnership to repurchase the participant’s Class B Units. The repurchase price under the call-right and put-rights will be the fair market value as of the date of exercise as determined by the Partnership.

In accordance with ASC 718, liability classification is not required as a result of the call-right and put-right features if the employee is required to hold the shares for a reasonable period of time that would expose them to the economic risks and rewards of share ownership. The reasonable period of time for which shares are required to be held after exercise of a share option and during which the employee is exposed to the economic risks and rewards of share ownership is at least six months. Therefore, these shares would be exposed to the economic risks and rewards which would require equity classification. Since the award is expected to become redeemable, FASB ASC 480, Distinguishing Liabilities from Equity, requires the redemption amount of the award to be classified outside of permanent equity at each period end. The redemption amount of the awards is classified as “Redeemable common units” within the Temporary equity section of the Consolidated Balance Sheet.

As of September 30, 2013, there were 898,200 awards available for issuance under Incentive Unit Plan. The fair value of the awards granted was based on the market value of the limited partner units issued upon formation of the Partnership. A summary of the total Partnership’s activity related to the incentive unit plan was as follows:

	Units	Weighted average grant date fair value per unit
Non-vested awards at October 18, 2012	—	—
Granted	101,800	$10.00
Vested	—	—
Terminated	—	—

Non-vested awards at September 30, 2013	101,800	$10.00

ASC 718 requires share-based compensation be recorded with cost classifications consistent with cash compensation. We use the full cost method to account for our oil and natural gas properties. As a result, part of our share-based payments are capitalized. During the period from inception to September 30, 2013, our proportionate share of the total share-based compensation was $0.1 million, of which an insignificant amount was capitalized as part of our oil and natural gas properties. Our proportionate share of total share-based compensation on unvested awards as of September 30, 2013 was $0.6 million, and will be recognized over an average period of 2.4 years.

13.	Commitments and Contingencies

The following table presents our proportionate share of contractual obligations and commercial commitments (presented on a calendar-year basis) as of September 30, 2013:

(in thousands)	EXCO/HGI Credit Agreement (1)	Loan due to affiliates	Interest Payments (2)	Other Fixed Commitments	Total
2013	$—	$—	$1,822	$71	$1,893
2014	—	—	18,539	285	18,824
2015	—	—	16,288	204	16,492
2016	—	—	16,288	48	16,336
2017	—	—	16,288	2	16,290
2018	271,180	—	9,911	—	281,091
Thereafter	—	100,000	21,375	—	121,375

Total	$271,180	$100,000	$100,511	$610	$472,301

(1)	The EXCO/HGI Partnership Credit Agreement, as amended, matures on February 14, 2018. The interest is payable at LIBOR plus 175 bps to LIBOR plus 275 bps, or from ABR plus 75 bps to ABR plus 175 bps, depending on borrowing base usage.
(2)	Interest payments under the EXCO/HGI Partnership Credit Agreement were estimated using the average interest rate of 2.7% as of September 30, 2013. Our proportionate share of outstanding borrowings of $271.2 million as of September 30, 2013 were used in calculating the estimated interest payments within this table.

Environmental Regulation

Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and the costs of our oil and natural gas exploitation, development and production operations. We do not anticipate that we will be required in the foreseeable future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, we are unable to predict the conditions and other factors over which we do not exercise control that may give rise to environmental liabilities affecting us.

14.	Supplemental information relating to oil and natural gas producing activities (unaudited)

The following supplemental information relating to our oil and natural gas producing activities from inception to the period ended September 30, 2103 is presented in accordance with ASC 932, Extractive Activities, Oil and Gas

(in thousands, except per unit amounts)	Inception to September 30, 2013
Proved property acquisition costs	$569,547
Unproved property acquisition costs	53,851

Total property acquisition costs	623,398
Development costs	11,846
Exploration costs	—
Lease acquisitions and other	—
Capitalized asset retirement costs	134
Depreciation, depletion and amortization per Boe	$10.30
Depreciation, depletion and amortization per Mcfe	$1.72

We retain an independent engineering firm to provide annual year-end estimates of our future net recoverable oil and natural gas reserves. The estimated proved net recoverable reserves we show below include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves that we may recover through existing wells. Proved undeveloped reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations. All of our reserves are located onshore in the continental United States of America.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider unproved reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

	Oil (Mbbls)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbls)	Mmcfe
October 18, 2012	—	—	—	—
Purchase of reserves in place (1)	3,940	331,592	7,353	399,350
Discoveries and extensions (2)	188	4,416	753	10,062
Revisions of previous estimates:
Changes in price	(125)	13,116	(135)	11,556
Other factors (3)	(296)	(12,136)	(1,941)	(25,558)
Sales of reserves in place	—	—	—	—
Production	(283)	(14,570)	(300)	(18,068)

September 30, 2013	3,424	322,418	5,730	377,342

(1)	Purchases of reserves in place include initial contribution of conventional assets from EXCO as of February 14, 2013 and our acquisition of shallow Cotton Valley assets from an affiliate of BG Group as of March 5, 2013.
(2)	New discoveries and extensions were a result of our development in the Permian basin.
(3)	Revisions of previous estimates due to other factors were primarily due to downward adjustments in the Permian basin of 18.1 Bcfe as a result of recent performance and modifications to our development plans which extended the development beyond a five-year horizon. In addition, revisions of previous estimates due to other factors in the East Texas/North Louisiana region were 7.5 Bcfe primarily due to recent performance.

Estimated Quantities of Proved Developed and Undeveloped Reserves

	Oil (Mbbls)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbls)	Mmcfe
Proved developed:
September 30, 2013	3,107	317,748	4,799	365,185
Proved undeveloped:
September 30, 2013	317	4,670	931	12,157

Standardized measure of discounted future net cash flows

We have summarized the Standardized Measure related to our proved oil, natural gas, and NGL reserves. We have based the following summary on a valuation of proved reserves using discounted cash flows based on prices as prescribed by the SEC, costs and economic conditions and a 10% discount rate. The additions to proved reserves from the purchase of reserves in place, and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of our oil and natural gas properties, nor should it be considered indicative of any trends.

(in thousands)	September 30, 2013
Future cash inflows	$1,638,524
Future production costs	923,676
Future development costs	156,039

Future net cash flows	558,809
Discount of future net cash flows at 10% per annum	235,669

Standardized measure of discounted future net cash flows	$323,140

The reference prices at September 30, 2013 used in the above table, were $95.04 per Bbl of oil, $3.60 per Mmbtu of natural gas, and $38.64 per Bbl for NGLs. In each case, the prices were adjusted for historical differentials. These prices reflect the SEC rules requiring the use of simple average of the first day of the month price for the previous 12 month period for natural gas at Henry Hub, West Texas Intermediate crude oil at Cushing, Oklahoma, and the realized prices for NGLs.

The following are the principal sources of change in the Standardized Measure:

(in thousands)	Inception to September 30, 2013
Sales and transfers of oil and natural gas produced	$(46,216)
Net changes in prices and production costs	39,242
Extensions and discoveries, net of future development and production costs	8,067
Development costs during the period	7,418
Changes in estimated future development costs	20,251
Revisions of previous quantity estimates	(50,200)
Sales of reserves in place	—
Purchase of reserves in place	300,546
Accretion of discount	16,108
Changes in timing and other	27,924

Net change	$323,140

Costs not subject to amortization

The following table summarizes the categories of costs comprising the amount of unproved properties not subject to amortization by the period in which such costs were incurred. There are no individually significant properties or significant development projects included in costs not being amortized. The majority of the evaluation activities are expected to be completed within one to four years.

(in thousands)	Inception to September 30, 2013
Property acquisition costs	$35,707
Exploration and development	—
Capitalized interest	748

Total	$36,455

Pro forma impact of income taxes on the Standardized Measure

HGI Energy is a disregarded entity for income tax purposes. As a result, the effect of future income taxes was not incorporated into the Standardized Measure presented within the supplemental information relating to oil and natural gas producing activities. We have presented the following pro forma information for the Standardized Measure if HGI Energy were a separate taxable entity within the table below:

(in thousands)	September 30, 2013
Standardized measure of discounted future net cash flows (excluding income taxes)	$323,140
Future income taxes	(39,286)
Discount of future income taxes at 10% per annum	18,432

Standardized measure of discounted future net cash flows (including income taxes)	$302,286

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.